AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON JULY 29, 2021

File No. 333-249834

File No. 811-23561

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

(CHECK APPROPRIATE BOX OR BOXES)

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

POST-EFFECTIVE AMENDMENT NO. 1 [X]

AND

REGISTRATION STATEMENT UNDER THE

INVESTMENT COMPANY ACT OF 1940

AMENDMENT NO. 8 [X]

DELAWARE WILSHIRE PRIVATE MARKETS FUND

(Exact Name of Registrant as Specified in Charter)

One Freedom Valley Drive

Oaks, Pennsylvania 19456

(Address of Principal Executive Offices, Zip Code)

1-610-676-1000

(Registrant’s Telephone Number, including Area Code)

Michael Beattie

c/o SEI Investments

One Freedom Valley Drive

Oaks, Pennsylvania 19456

(Name and Address of Agent for Service)

Copy to:

Sean Graber

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103

Approximate date of commencement of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

[  ] Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

[X] Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

[  ] Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

[  ] Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

[  ] Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

[ ]	when declared effective pursuant to section 8(c) of the Securities Act.

[X]	immediately upon filing pursuant to paragraph (b) of Rule 486.

[ ]	on (date) pursuant to paragraph (b) of Rule 486.

[ ]	60 days after filing pursuant to paragraph (a) of Rule 486.

[ ]	on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

[ ]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

[ ]	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is _______.

[ ]	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _______.

[ ]	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _______.

Check each box that appropriately characterizes the Registrant:

[X]	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).

[ ]	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act.

[ ]	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

[ ]	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

[ ]	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

[ ]	Emerging Growth Company (as defined by Rule 12b-2 under the Securities and Exchange Act of 1934).

[ ]	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

[ ]	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

PROSPECTUS

Delaware Wilshire Private Markets Fund

Brought to you by The Delaware Professional Series

July 29, 2021

Institutional Class Shares

Delaware Wilshire Private Markets Fund (the “DWPM Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end management investment company.

	Institutional Class Shares	Total
Public Offering Price[1]	Current net asset value	$400,000,000
Sales Load	None	$0
Proceeds to the Fund (before expenses)[2]	Current net asset value	$400,000,000

1	Generally, the stated minimum initial and subsequent investment amounts by an investor in the DWPM Fund are $25,000 and $5,000, respectively, which may be reduced for investors in the DWPM Fund’s sole discretion.

2	Assumes all shares currently registered are sold in the continuous offering. Shares are offered in a continuous offering at the Share’s then current net asset value, as described herein. The DWPM Fund also bears certain ongoing offering costs associated with the DWPM Fund’s continuous offering of Shares. See “Fees and Expenses.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, and there shall not be any sale of Shares, in any jurisdiction in which such offer, solicitation or sale is not authorized or to any person to whom it is unlawful to make such offer, solicitation, or sale. No person has been authorized to make any representations concerning the DWPM Fund that are inconsistent with those contained in this Prospectus. Prospective investors should not rely on any information not contained in this Prospectus. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date shown above.

Prospective investors should not construe the contents of this Prospectus as legal, tax, or financial advice. Each prospective investor should consult his or her own professional advisers as to the legal, tax, financial, or other matters relevant to the suitability of an investment in a Feeder Fund for such investor.

1

Shares are sold only to “Eligible Investors,” each of whom is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the “1933 Act”). Shares are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the 1933 Act and applicable state securities laws, pursuant to registration or exemption therefrom and subject to the restrictions described herein. Effective March 31, 2021, the DWPM Fund’s shares were registered with the U.S. Securities and Exchange Commission (“SEC”) under the 1933 Act.

DWPM Fund shares are not listed on a public exchange. Investors will not be able to sell their shares in the first 12-18 months of the DWPM Fund’s operations. After this period, investors will only have limited liquidity options. Thus, an investment in the DWPM Fund may not be suitable for investors who may need the money they invest in a specified timeframe.

In addition, the amount of distributions that the DWPM Fund may pay, if any, is uncertain. Due to the nature of its investments, the DWPM Fund may at times find it necessary to reclassify the amount and character of its distributions to investors after it issues a Form 1099 tax reporting document to investors.

This Prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the DWPM Fund, including a statement of additional information (“SAI”) dated July 29, 2021, has been filed with the SEC. You may request a free copy of the SAI and the DWPM Fund’s annual and semi-annual reports, and other information about the DWPM Fund or make shareholder inquiries by writing to the DWPM Fund at Delaware Wilshire Private Markets Fund, One Freedom Valley Drive, Oaks, Pennsylvania 19456, or by calling (855) 520-7711. The table of contents of the SAI appears on page 126 of this Prospectus. The SAI, and other information about the DWPM Fund, is also available on the SEC’s website (http://www.sec.gov). The address of the SEC’s Internet site is provided solely for the information of prospective investors and is not intended to be an active link.

2

3

SUMMARY OF TERMS

The following summary does not purport to be complete and is qualified in its entirety by reference to the more detailed information included elsewhere in this Prospectus and the Statement of Additional Information (“SAI”).

The Funds

Each of the Delaware Wilshire Private Markets Fund (the “DWPM Fund”) and the Delaware Wilshire Private Markets Tender Fund (the “Tender Offer Fund” and together with the DWPM Fund, the “Feeder Funds”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as a non-diversified, closed-end management investment company.

Each Feeder Fund is an appropriate investment only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

Each Feeder Fund currently offers one class of shares (“Feeder Fund Shares”): Institutional Class Shares. The Feeder Funds have applied to the U.S. Securities and Exchange Commission (the “SEC”) for exemptive relief from certain provisions of the 1940 Act and rules thereunder that would allow the Funds to offer additional classes of shares. Each Feeder Fund may offer additional classes of shares in the future if such exemptive relief is granted.

Structure

In pursuing its investment objective, each Feeder Fund invests substantially all of its assets in the Delaware Wilshire Private Markets Master Fund (the “Master Fund” and together with the Feeder Funds, the “Funds” and each, a “Fund”), a Delaware statutory trust also registered under the 1940 Act as a non-diversified, closed-end management investment company. Each Feeder Fund’s portfolio typically will consist solely of the Master Fund’s shares (together with the Feeder Fund Shares, “Shares”). Therefore, each Feeder Fund’s investment results will correspond directly to the investment results of the Master Fund. This form of investment structure is commonly known as a “master feeder” structure. The Master Fund has the same investment objective and identical investment policies as those of the Feeder Funds. The investment objective of each Fund is non-fundamental and, therefore, may be changed without the approval of the shareholders of any Fund (together “Shareholders”). For the convenience of the reader, references to each Feeder Fund’s investments also refer to the Master Fund’s investments and references to the risks of investing in the Master Fund also refer to the risks of investing in each Feeder Fund, except as otherwise provided.

Purchase, Exchange and Repurchase of Shares

Only Shares of the DWPM Fund are available for purchase by prospective investors. During the first 12-18 months of the DWPM Fund’s operations, investors (i) will be able to purchase DWPM Fund Shares monthly directly from the DWPM Fund at their net asset value (“NAV”) calculated as of the last business day of each month, and (ii) will not be able to sell their DWPM Fund Shares.

In addition to accepting monthly subscriptions directly from investors, beginning approximately 12-18 months following the date the DWPM Fund commences operations, the DWPM Fund may accept initial and additional purchases of Shares through an auction conducted via Nasdaq Fund Secondaries (a business of Nasdaq, Inc.) and its registered broker dealer SMTX, LLC (together, “Nasdaq Fund Secondaries” or “NFS”), as discussed below.

Access to NFS is available to (a) current DWPM Fund Shareholders that wish to obtain liquidity prior to or in lieu of participating in a tender offering by submitting a limit order to NFS and meet applicable eligibility requirements or to (b) accredited investors approved to access NFS that may provide liquidity to such DWPM Fund Shareholders. NFS imposes additional eligibility requirements for buyers and sellers seeking to purchase or sell Shares directly and not through a Platform Participant (as defined below). Any purchase orders received by the DWPM Fund in Good Order (as defined below) will be directed by the DWPM Fund to NFS to be matched, in NFS’ sole discretion, with unexecuted sell interest remaining after the auction. To the extent these purchase orders are not matched with such unexecuted sell interest, the DWPM Fund will execute these purchase orders at the Fund’s most recently calculated NAV.

An auction will be held for any particular month only if there is sufficient investor demand to support the auction. Shares may be purchased or sold only at their most recently calculated NAV or at a discount, and not a premium, to their most recently calculated NAV during any particular monthly auction.

In addition to accessing NFS, if determined by the Board in its sole discretion, beginning approximately 12-18 months following the closing date of the initial monthly auction, DWPM Fund Shareholders may participate in a process to (a) exchange their DWPM Fund Shares for Tender Offer Fund Shares (an “Exchange”) and (b) tender their Tender Offer Fund Shares to the Tender Offer Fund in connection with the repurchase offer, if the tender offer is approved by the Board of Trustees of the Tender Offer Fund (together with the Board of Trustees of the DWPM Fund and the Board of Trustees of the Master Fund, the “Board”). The Adviser and Sub-Adviser may recommend that the Board approve repurchases of Tender Offer Fund Shares more frequently than annually. Further, the Adviser and Sub-Adviser currently expect that, generally, they will recommend to the Board that each repurchase offer should apply to no more than 5% of the net assets of the Master Fund, although the Adviser and Sub-Adviser may recommend that a greater amount be repurchased at their discretion.

NFS Auction Process	As discussed above, beginning approximately 12-18 months after it commences operations, the DWPM Fund will make its Shares available for secondary transfers outside of the DWPM Fund on a periodic basis through an auction conducted via NFS. The auction would seek to arrive at a single clearing price (that may be lower than the Fund’s last calculated NAV), which would determine whether and to what extent DWPM Fund Shareholders may be able to sell their Shares. Once auctions commence, the auctions would occur on a monthly basis, subject to the Board’s approval. Auctions will only be made available for DWPM Fund Shareholders only (and not Tender Offer Fund Shareholders) through NFS and may be subject to restricted periods, including but not limited to limiting secondary transfers to certain eligible time periods in order to comply with federal securities laws, rules, and regulations.

If determined by the Board in its sole discretion, the auctions will take place over a monthly period and will be restricted solely to Eligible Investors (defined below) and investors who meet any additional eligibility criteria imposed by NFS. The auctions may be restricted at certain times, including as required by federal securities laws, rules and regulations.

Below is a description of NFS process that occurs outside of the Fund. It contemplates that the NFS auction process would have three phases:

Order Entry: Investors eligible to participate in the auction process would submit limit orders during this period that specify the price(s) at which the participant is willing to buy or sell a given number of shares. In addition, all buyer and seller orders could be cancelled or modified without restriction prior to the closing of this period.

Finalization: During this period, a clearing price and share allocations for orders entered in the auctions would be determined by NFS. All orders (that have specified such price as within their limits) will be executed at a single price or not at all. To the extent that unexecuted sell side interest exists after the clearing price had been set and all executable orders had been matched, NFS may, in its sole discretion, agree to allow the Fund to direct pending new subscriptions for the DWPM Fund to be matched with unexecuted sell side orders at the clearing price. In the event that a clearing price cannot be determined due to a lack of executable buy side interest, NFS could, in its sole discretion, agree to allow pending new subscriptions for the DWPM Fund to cross with any existing unexecuted sell orders at the most recently provided NAV.

Closing: During this period, matched buy and sell orders would be executed and each executed transaction would be recorded.

Certain market participants, such as broker/dealers, institutional investors, investment funds and registered investment advisers (collectively, “Platform Participants”), are expected to be able to submit orders to NFS on behalf of their clients, including Shareholders, to identify available secondary transfer opportunities. However, there can be no assurances that Shareholders and other market participants will participate in the auction process through NFS and only market participants that meet NFS’ eligibility requirements are permitted to purchase Shares directly using the NFS auction process. Currently, investors that are natural persons are not able to purchase Shares directly through the NFS auction process.

The price at which the DWPM Fund’s Shares are purchased or sold may be substantially below the DWPM Fund’s last calculated NAV.

The Tender Offer Fund	This Prospectus is not an offer to sell, and no person is soliciting an offer to buy, any Shares issued by the Tender Offer Fund. Investors may purchase Tender Offer Fund Shares only by exchanging their DWPM Fund Shares for Tender Offer Fund Shares in an Exchange. The process for exchanging DWPM Fund Shares for Tender Offer Fund Shares in an Exchange, including the notice is discussed below in the section entitled “Purchase and Exchange of Shares – Exchanges from DWPM Fund to Tender Offer Fund.” The process by which the Tender Offer Fund will offer to repurchase its Shares is discussed below in the section entitled “Repurchase and Transfer of Shares – Repurchase of Shares.” These sections provide important information, including information about the notice provided to Shareholders in advance of an Exchange and corresponding repurchase offer and how to participate in an Exchange and corresponding repurchase offer.

Tender Offer Fund Shares are only available to DWPM Fund Shareholders that desire to exchange their DWPM Fund Shares for Tender Offer Fund Shares in order to participate in Tender Offer Fund repurchase offers, as discussed in greater detail below under “Purchase and Exchange of Shares – Exchanges from DWPM Fund to Tender Offer Fund.” The Board, or the Adviser or Sub-Adviser, as applicable, has sole discretion whether, and has no obligation to, accept a Shareholder’s request to participate in an Exchange. Tender Offer Fund Shares do not have any exchange privileges and cannot be exchanged for DWPM Fund Shares. Risks relating to the repurchase of Tender Offer Fund Shares are discussed below under “Risks – Repurchase Risks.”

Tender Offer Fund Shares are not currently available, and will not be available, for purchase through an Exchange until such time as determined by the Fund, in its sole discretion, and as discussed below in the section entitled “Purchase and Exchange of Shares.”

Transfer of Shares	Outside of (i) any auction for DWPM Fund Shares conducted through NFS or (ii) any exchange of DWPM Fund Shares for Tender Offer Fund Shares as described above, Shares may be transferred only:
	•	by operation of law as a result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder; or
	•	under certain limited circumstances, with the written consent of a Fund, which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances.
Investment Minimums

The minimum initial investment in the DWPM Fund is $25,000, and the minimum additional investment in the DWPM Fund is $5,000. The Adviser may reduce the minimum initial and additional investment amounts in its sole discretion. Shareholders will fund their entire investment concurrent with their subscription and avoid the complexity of capital calls and distributions.

Board of Trustees	The Board is responsible for the overall management of each Fund.
Investment Adviser

Delaware Management Company, a series of Macquarie Investment Management Business Trust (the “Adviser”) serves as investment adviser of each Fund. The Adviser is located at 100 Independence, 610 Market Street, Philadelphia, PA 19106-2354. Together, the Adviser and the subsidiaries of Macquarie Management Holdings, Inc. (“MMHI”) manage, as of June 30, 2021, $187.5 billion in assets, including mutual funds, separate accounts, and other investment vehicles.

Sub-Adviser

Wilshire Advisors LLC (the “Sub-Adviser”) serves as sub-adviser of each Fund. The Sub-Adviser is located at 1299 Ocean Avenue, Suite 700, Santa Monica, California 90401. The Sub-Adviser has been advising clients on private equity strategies since 1984 and has been investing discretionary capital since 1997. As of March 31, 2021, the Sub-Adviser’s assets under advisement were $1.3 trillion, including $87 billion in assets under management.

Investment Objective	Each Fund’s investment objective is to provide efficient access to the private markets with the goals of offering long-term capital appreciation and current income.
Investment Strategy	The Sub-Adviser seeks to accomplish each Fund’s investment objective through:
	•	Broad, global private markets exposure, with diversification potential across private equity, real assets and credit,
	•	Periodic distributions to provide current income, and
	•	Prudent risk management.

The Sub-Adviser will invest the Master Fund’s assets primarily in a diverse portfolio of investments, including interests in private markets funds acquired in primary offerings (“Primary Fund Investments”), interests in private markets funds acquired in secondary transactions (“Secondary Fund Investments”, and together with Primary Fund Investments, the “Private Markets Investment Funds”), and direct co-investments (“Direct Co-Investments,” and together with the Private Markets Investment Funds, “Portfolio Investments”).

The Master Fund’s portfolio may include the following Portfolio Investments:

	1.	“Private Equity Investments” consisting of buyout, venture capital, growth capital and special situations investments.
	2.	“Private Real Assets Investments” consisting of real estate, energy, infrastructure, and natural resources investments.
3.

“Credit Investments” consisting of direct lending, distressed debt, mezzanine debt, liquid corporate credit investments and alternative yield investments such as niche (sector) credit, specialized asset-based lending, risk transfer strategies, and intangible asset investments.

The Master Fund will seek to invest in compelling Portfolio Investments globally. The Master Fund’s North American exposure will be geographically diversified within U.S. and Canada. In Europe, the Master Fund will generally invest directly or indirectly in companies domiciled in the U.K. and Western Europe; however, some Portfolio Investments will target companies in Israel and Central Europe, while others may have the flexibility to invest opportunistically in companies outside of Europe. In the Asia-Pacific region, the Master Fund may commit capital to companies domiciled in both developing economies like China, India, and Indonesia, and more mature private capital markets such as Japan, Korea, or Australia.

The Master Fund’s portfolio may include Portfolio Investments in the strategy and geographic target allocations below:

Portfolio Construction

Strategy Type	Target Allocation
Private Equity	65%
Private Real Assets	10%
Credit	25%

Representative Portfolio Target Allocations

Strategy Type	North America	Europe	Asia
Private Equity	20-35%	20-35%	5-15%
Private Real Assets	0-10%	0-5%	0-5%
Credit	10-25%	0-10%	0-5%

The Sub-Adviser’s investment decisions are based on the belief that significant excess returns from private markets may be derived from active managers investing in inefficient markets. Relative to public markets, private markets involve higher barriers to entry (and, therefore limited numbers of participants), lower transparency, and less liquidity. Such inefficiencies are commonly characteristics of small private companies, new technologies, under-managed businesses, financial distress, fragmented industries, and new markets. This presents opportunities for private equity managers to use their financial, strategic, and/or operational expertise to seek excess returns by, for example, structuring investments with features that mitigate the risks of investing in illiquid securities. The dispersion of private markets returns, specifically the difference in performance between upper-quartile and bottom-quartile private equity funds in which the Master Fund may invest, is significantly larger than that of many other asset classes, highlighting the importance of manager selection in accessing the outperformance private equity has historically afforded. The Master Fund will typically focus its investments on smaller Portfolio Investment sizes, i.e. $1.5 billion of committed capital and below, and teams with operational experience investing in smaller companies purchased at reasonable prices. The Sub-Adviser focuses on the risk-adjusted returns of individual investments when constructing portfolios, explicitly accounting for the differing variations in returns between different sectors within the private markets asset class.

The Sub-Adviser’s investment strategy includes five elements:

Focus on Performance. Generating returns in excess of the public markets is a primary objective of the Sub-Adviser’s investment process. The Sub-Adviser’s investment process is designed to identify underserved markets and differentiated investment strategies globally. Each Portfolio Investment included in the portfolio is thoroughly analyzed based upon the relevant factors that affect investment returns. Each investment manager of a Private Markets Investment Fund is evaluated on what the Sub-Adviser believes to be the key determinants of investment return. Equally important, the Sub-Adviser’s objective is to provide returns that consider and manage portfolio risk and exceed the return on investments that do not possess the inherent illiquidity of private markets.

Disciplined Risk Management. The Sub-Adviser seeks to construct a portfolio that manages risk, in part, through disciplined private markets sector, manager, industry, geography and vintage year diversification. At the inception of each investment vehicle, the Sub-Adviser will develop a flexible portfolio architecture that incorporates quantitative analysis as well as the qualitative judgment of the investment team. As the portfolio and market evolves over the course of the Master Fund’s investment periods, this flexible template guides decision-making. The Sub-Adviser believes that the Master Fund’s portfolio will be more concentrated than those of its competitors and therefore should generate higher risk-adjusted returns through strategic fund selection and portfolio construction. The Sub-Adviser intends to balance experienced, access-constrained managers with what the Sub-Adviser believes are some of the most compelling niche and emerging managers. The Sub-Adviser also tactically uses Direct Co-Investments and Secondary Fund Investments in an effort to enhance diversification, bolster returns, and mitigate J-curve effects. The J-curve is a pattern in which the Private Markets Investment Fund’s net asset value typically declines moderately during the early years of its life as investment-related fees and expenses are incurred before investment gains have been realized.

Investment Selection Using a Global Macro Lens. The Sub-Adviser follows a thesis-based investment process, incorporating a top-down macroeconomic view that informs its portfolio decisions and supports the proactive development of investment themes as the basis for directed manager sourcing and research. A distinct investment strategy is deployed for each of the private markets sectors and geographies included in the portfolio. Market information such as capital flows, valuation levels, and public market activity is analyzed in an effort to identify where there exist the best value and opportunities to take advantage of market inefficiencies within each sector. An integrated global process that leverages local team expertise and relationships seeks to create a consistently high performing global portfolio.

Rigorous Investment Selection Process. Manager and fund selection is the core of the Sub-Adviser’s investment strategy. Over many years of investing, the Sub-Adviser’s senior investment professionals have worked to develop disciplined criteria and process for identifying active managers. The Sub-Adviser starts by leveraging the team’s extensive and complementary sourcing networks and then applying investment criteria and due diligence standards to identify what the Sub-Adviser believes are clearly differentiated offerings. The Sub-Adviser’s decision making process is designed to encourage team collaboration, intellectual rigor and open debate with regard to investment opportunities. Specifically, the Sub-Adviser: (i) structures its internal analysis to understand the relevant bottom-up opportunity set, also incorporating top-down macroeconomic and sector views, (ii) focuses investment analysis based on evaluating underlying risks and opportunities and (iii) incorporates the diverse experiences and perspectives of its global investment organization.

Access. Many leading Private Markets Investment Funds continue to be oversubscribed and often closed to new investors. When new investors are admitted it is frequently based on their reputation, contribution as a limited partner and relationship with the manager of a Private Markets Investment Funds. These capacity constrained funds may often be among the best performing historically, so access can be important to the performance of a private equity fund portfolio. The Sub-Adviser believes its responsiveness and experience have made, and will continue to make, the Sub-Adviser a preferred investor for many leading Private Markets Investment Funds managers.

Borrowing

The 1940 Act requires a registered investment company, including the Funds, to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time indebtedness is incurred (the “Asset Coverage Requirement”). This means that the value of each Fund’s total indebtedness may not exceed one-third of the value of its total assets, including the indebtedness. Each Fund is authorized to borrow money in connection with its investment activities, subject to the limits of the Asset Coverage Requirement. Each Fund may borrow money for investment purposes and to otherwise provide each Fund with liquidity. Specifically, the Master Fund is authorized to borrow money through a secured revolving line of credit agreement, and the Master Fund has secured a line of credit.

The Private Markets Investment Funds may utilize leverage in their investment activities. However, the Private Markets Investment Funds’ borrowings are not subject to the Asset Coverage Requirement. Therefore, each Fund may be exposed to the risk of highly leveraged investment programs through investments in the Private Markets Investment Funds. See “Types of Investments and Related Risk Factors.”

Management Fee

In consideration of the services provided by the Adviser to the Funds, the Master Fund pays the Adviser a fee (the “Management Fee”), computed and payable monthly, at the annual rate of 1.25% of the Master Fund’s net asset value. For purposes of determining the fee payable to the Adviser for any month, “net asset value” means the total value of all assets of the Master Fund as of the end of such month, less an amount equal to all accrued debts, liabilities and obligations of the Master Fund as of such date, and calculated before giving effect to any repurchase of shares on such date. Through its investment in the Master Fund, each Feeder Fund bears a proportionate share of the investment management fee paid by the Master Fund to the Adviser in consideration of the advisory and other services provided by the Adviser to the Master Fund. The Management Fee is paid to the Adviser out of the Master Fund’s assets and, therefore, decreases the net profits or increases the net losses of each Feeder Fund.

Other Fees and Expenses

Each Feeder Fund, and, therefore, Shareholders, bears all expenses incurred in the business of such Feeder Fund, and, through its investment in the Master Fund, a pro-rata portion of the operating expenses of the Master Fund, including any charges, allocations and fees to which the Master Fund is subject as an investor in the Private Markets Investment Funds. Each Feeder Fund bears certain ongoing offering costs associated with the Fund’s continuous offering of Shares. Each Feeder Fund, by investing in the Private Markets Investment Funds through the Master Fund, indirectly bears its pro rata share of the expenses incurred in the business of the Private Markets Investment Funds. The Private Markets Investment Funds in which the Master Fund intends to invest generally charge a management fee of 1.00% to 2.00%, and approximately 15% to 20% of net profits as a carried interest allocation, subject to a preferred return and a clawback. A carried interest allocation is a share of a Private Markets Investment Fund’s returns paid to its manager. A preferred return is a minimum rate of return that a Private Markets Investment Fund manager must achieve before it is entitled to a carried interest allocation. A clawback is a mechanism by which a carried interest allocation previously paid to a Private Markets Investment Fund manager may be returned to the Private Markets Investment Fund. See “Summary of Fund Expenses.”

Risks

Investment in a Fund is speculative and involves substantial risks, including the risk of loss of a Shareholder’s entire investment. No guarantee or representation is made that a Fund will achieve its investment objective, and investment results may vary substantially from year to year. Additional risks of investing in a Fund are set forth below.

Certain risk factors below discuss the risks of investing in Private Markets Investment Funds. The Master Fund’s Direct Co-Investments generally will consist of investments held or able to be held by a Private Markets Investment Funds. Accordingly, the Master Fund will be exposed to such risks directly through its Direct Co-Investments rather than indirectly through its investments in Private Markets Investment Funds. The Feeder Funds will be exposed to such risks indirectly through their investment in the Master Fund.

Nature of the Fund. The managers of the Private Markets Investment Funds in which the Master Fund may invest may have relatively short track records and may rely on a limited number of key personnel. The portfolio companies in which the Private Markets Investment Funds may invest also have no, or relatively short, operating histories, may face substantial competitive pressures from larger companies, and may also rely on a limited number of key personnel. The Master Fund will not necessarily have the opportunity to evaluate the information that a Private Markets Investment Fund uses in making investment decisions.

Master-Feeder Structure. The Feeder Funds and the Master Fund are part of a "master-feeder" structure. While it currently has no intention to do so, the Master Fund may accept investments from other investors, including other investment vehicles that are managed or sponsored by the Sub-Adviser, or an affiliate thereof, which may or may not be registered under the 1940 Act and which may be established in jurisdictions outside of the U.S. Because each feeder fund may be subject to different investment minimums, feeder-specific expenses and other terms, one feeder fund may offer access to the Master Fund on more attractive terms, or could experience better performance, than the other feeder fund. In addition, because each Feeder Fund incurs expenses that may not be incurred by other investors investing directly or indirectly in the Master Fund, such investors may experience better performance than investors in a Feeder Fund. If other investors in the Master Fund, including other investment vehicles that are managed or sponsored by the Sub-Adviser or an affiliate thereof, request to have their Master Fund Shares repurchased, this may reduce the amount of a Feeder Fund's Master Fund Shares that may be repurchased by the Master Fund and, therefore, the amount of Feeder Fund Shares that may be repurchased by a Feeder Fund.

Multiple Levels of Expense. Shareholders will pay the fees and expenses of a Feeder Fund and will indirectly bear the fees and expenses of the Master Fund and accordingly will indirectly bear the fees, expenses and carried interest (if any) of the Private Markets Investment Funds in which the Master Fund invests. This will result in greater expense to the Shareholders than if such fees, expenses and, as applicable, carried interest were not charged by the Master Fund, the Feeder Funds and the Private Markets Investment Funds.

Operating Deficits. The expenses of operating each Fund (including the Management Fee payable to the Adviser by the Master Fund) are likely, especially in the early years, to exceed each Fund’s income and gain, thereby requiring that the difference be paid out of Fund assets. The Adviser has entered into an agreement to limit certain Fund expenses. However, the Adviser is under no obligation to continue this agreement beyond its term, and certain expenses are excluded from this agreement that are thus borne by Shareholders. See “Summary of Fees and Expenses” below for additional information on Fund fees and expenses and the agreement limiting certain Fund expenses.

Limited or No Operating History. Each Fund is newly formed and, with respect to the DWPM Fund, has a limited operating history, or with respect to the Tender Offer Fund, no operating history, upon which potential investors can evaluate its likely performance. In addition, the Funds may not be able to raise a sufficient level of assets to support their operations, in which case the Adviser and Sub-Adviser may determine to discontinue operating the Funds and liquidate the Funds’ assets.

Limitations on Transfer. The transferability of Shares is subject to certain restrictions contained in each Feeder Fund’s Declaration of Trust and is affected by restrictions imposed under applicable securities laws. Shares are not traded on any national securities exchange or other market. While it is anticipated that Shareholders will be able to attempt to buy and sell DWPM Fund Shares through the NFS auction process discussed in this Prospectus, there can be no guarantees that such a process will develop or, if it does develop, perform as intended. Therefore, Shares should only be acquired by investors able to commit their funds for an indefinite period of time.

Repurchase Risks. Any repurchase of Shares by a Fund will only be made at such times, in such amounts and on such terms as may be determined by the Board, in its sole discretion. No Fund is required to repurchase Shares at any time. The DWPM Fund’s ability to repurchase its Shares via tender offers is extremely limited, and Shareholders should not rely on the DWPM Fund to repurchase shares as a means of disposing of their investment in the DWPM Fund. The Adviser and Sub-Adviser currently expect that, generally, they will recommend to the Board that each repurchase offer by the Tender Offer Fund should apply to no more than 5% of the net assets of the Master Fund, although the Adviser and Sub-Adviser may recommend that a greater amount be repurchased at their discretion. The Adviser and Sub-Adviser also may recommend that the Board approve repurchases of Tender Offer Fund Shares more frequently than annually. Certain Share repurchases may be subject to an early repurchase fee at a future date if implemented by a Fund. If a Fund does repurchase shares, such repurchases are subject to numerous risks, including those discussed under “Types of Investments and Related Risk - Repurchase Risks.”

NFS Auction Risk. There can be no guarantee that the NFS auction process will function as intended or that there will be sufficient investor demand to support regular monthly auctions. Even if the NFS auction process is operationally functional, Shareholders may be unable to sell their DWPM Fund Shares at the price they desire or at any price at all. It is likely that Shares sold at auction will receive a price that is less than the DWPM Fund’s most recently calculated NAV, and depending on buy side interest in a particular auction, the price could be substantially below NAV.

Availability of Suitable Investments. Changes in various factors (including, among other factors, the interest rate environment, inflation, general economic conditions, securities market conditions, competition from other investors, tax burdens, foreign exchange rates and foreign political upheaval or instability) may adversely affect the availability of attractive investment opportunities for the Master Fund. Accordingly, there can be no assurances that the Master Fund will be able to invest fully or that suitable investment opportunities will be available.

Economic Environment. If market conditions deteriorate, the level of attractive investment opportunities for the Master Fund and the Private Markets Investment Funds may decline from the Sub-Adviser’s current expectations. It is possible that the Master Fund and the Private Markets Investment Funds may take a longer than anticipated time to invest capital, and as a result, for some period of time, the Master Fund may be relatively concentrated in a limited number of investments. Further, the Master Fund and the Private Markets Investment Funds may experience increased difficulty exiting an existing investment if a need for liquidity arises. Certain investments may be liquidated at a lower price than the Sub-Adviser believes reflects the asset’s fair value.

Diverse Shareholders. The Shareholders in a Feeder Fund may include persons or entities located in various jurisdictions that may have conflicting investment, tax and other interests with respect to their investments in the Feeder Fund. As a result, conflicts of interest may arise in connection with decisions made by the Sub-Adviser that may be more beneficial for one type of Shareholder than for another type of Shareholder.

General Economic and Market Risk. Through its Portfolio Investments, the Master Fund will have investments in companies that are sensitive to movements in the overall economy or in those companies’ industrial or economic sectors. In addition, the trading prices or market values of these portfolio companies may be affected adversely by general securities market conditions or by factors specific to such portfolio companies.

Illiquidity of Investments. An investor’s participation in a Feeder Fund requires a long-term commitment, with no certainty of return. The Master Fund’s investments in Private Markets Investment Funds, most of the portfolio investments of such Private Markets Investment Funds, and the Master Fund’s Direct Co-Investments will be highly illiquid, are likely to require holding periods of several years, and will be subject to restrictions on resale. Each Feeder Fund reserves the right to make distributions to Shareholders in kind. Shareholders may not be able to dispose of assets distributed in kind, and likely will incur costs and expenses if they are able to dispose of such assets.

Difficulty of Valuing the Master Fund’s Investments. Generally, there will be no readily available market for the Master Fund’s investments and, hence, the valuation of the Master Fund’s investments is difficult and not without uncertainty and may not necessarily reflect the valuation of any such investment’s underlying assets. The Sub-Adviser may face a conflict of interest in valuing investments that lack a readily accessible market value as the value of the assets held by the Fund will affect the compensation of the Sub-Adviser.

Inability to Meet Investment Objective or Investment Strategy. The Sub-Adviser may not be able to purchase Portfolio Investments, and Private Markets Investment Funds may not have the opportunity to select, develop and invest in opportunities, for reasons beyond their control. In addition, as the number of funds managed by the Sub-Adviser increases, the portion of an investment opportunity allocated to any one fund (including the Master Fund) may decrease.

Performance of Investments. The performance of each Private Markets Investment Fund will be affected by the performance of each of such Private Markets Investment Fund’s underlying investments. Many factors will contribute to the performance of each such investment. In addition, the performance of Private Markets Investment Funds are difficult to measure and therefore such measurements may not be as reliable as performance information for other investment products.

Leverage. To the extent the Master Fund borrows money or otherwise leverages its investments, the favorable and unfavorable effects of price movements in the Master Fund’s investments will be magnified. In addition, the Master Fund’s Direct Co-Investments, the portfolio investments of the Private Markets Investment Funds in which the Master Fund may invest, and, thus, such Private Markets Investment Funds, are expected to employ or involve significant leverage and/or credit risk. Other investments in which the Master Fund may participate directly or indirectly, such as distressed securities and other special situations, may also involve exposure to interest-rate or credit risk.

Non-Diversification Risk. The Private Markets Investment Funds in which the Master Fund may invest may participate in a limited number of portfolio investments and, as a consequence, the aggregate return of the Private Markets Investment Funds may be substantially adversely affected by the unfavorable performance of even a single portfolio investment. Similarly, the Master Fund will invest in a limited number of Portfolio Investments and, as a consequence, the aggregate return of the Master Fund, and accordingly the Fund, may be substantially adversely affected by the unfavorable performance of even a single Portfolio Investment. However, the Funds intend to satisfy the asset diversification requirements for qualifying as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”).

Control of Portfolio Companies. A Private Markets Investment Fund (alone, or together with other investors) may be deemed to have a control position with respect to some portfolio companies in which it invests that could expose it to liabilities not normally associated with minority equity investments.

Reliance on Management. All decisions with respect to the management of a Feeder Fund will be made by the Adviser and Sub-Adviser, with all investment decisions made exclusively by the Sub-Adviser, who, among other things, will select the investments of the Master Fund. The managers and general partners of the Private Markets Investment Funds selected by the Sub-Adviser will in turn make all decisions with respect to the assets invested in such Private Markets Investment Funds. The success of a Feeder Fund will be dependent upon, among other things, the financial judgment and abilities of the Sub-Adviser and the managers and general partners of the Private Markets Investment Funds and their affiliates. Of course, past performance of the Sub-Adviser and the managers or general partners of the Private Markets Investment Funds is not a guarantee of future results.

Possibility of Fraud and Other Misconduct. The Private Markets Investment Funds could divert or abscond with the Master Fund’s assets, fail to follow agreed upon investment strategies, provide false reports of operations, or engage in other misconduct, resulting in losses to the Master Fund and consequently the Feeder Funds. Such misconduct is very difficult or impossible to detect and may not come to light until substantial losses have been incurred.

Foreign Investments. The Master Fund may invest in Private Markets Investment Funds that have portfolio investments outside of the United States. Risks of non-U.S. investing may include, in general, risks relating to (i) currency exchange matters, (ii) differences between the U.S. and foreign securities markets, (iii) certain economic and political factors, (iv) the possible imposition of foreign taxes on income and gain recognized with respect to such securities and (v) difficulties in obtaining and enforcing judgments in foreign jurisdictions.

United Kingdom Exit from the EU. On January 31, 2020, the United Kingdom (the “UK”) formally withdrew from the European Union (the “EU”) (commonly referred to as “Brexit”) and entered an 11-month transition period during which the UK remained part of the EU single market and customs union, the laws of which governed the economic, trade and security relations between the UK and EU. The transition period concluded on December 31, 2020, and the UK left the EU single market and customs union under the terms of a new trade agreement. The agreement governs the new relationship between the UK and EU with respect to trading goods and services, but critical aspects of the relationship remain unresolved and subject to further negotiation and agreement. The political, regulatory and economic consequences of Brexit are uncertain, and the ultimate ramifications may not be known for some time. The effects of Brexit on the UK and EU economies and the broader global economy could be significant, resulting in negative impacts, such as business and trade disruptions, increased volatility and illiquidity, and potentially lower economic growth of markets in the UK, EU and globally, which could negatively impact the value of a Fund’s investments. Brexit could also lead to legal uncertainty and politically divergent national laws and regulations while the new relationship between the UK and EU is further defined and the UK determines which EU laws to replace or replicate. Additionally, depreciation of the British pound sterling and/or the euro in relation to the U.S. dollar following Brexit could adversely affect Fund investments denominated in the British pound sterling and/or the euro, regardless of the performance of the investment. Whether or not a Fund invests in securities of issuers located in Europe or with significant exposure to European issuers or countries, these events could negatively affect the value and liquidity of a Fund’s investments due to the interconnected nature of the global economy and capital markets.

Secondary Investments. In many cases, the Master Fund will not have the opportunity to negotiate the terms of its Secondary Fund Investments, including any special rights or privileges. In addition, valuation of Secondary Fund Investments may be difficult. Moreover, the purchase price of Secondary Fund Investments will be subject to negotiation with the sellers of such interests. The overall performance of the Master Fund, and therefore the Feeder Funds, may depend in part on the acquisition price paid by the Master Fund for its Secondary Fund Investments and the structure of such acquisitions. In some cases where the Sub-Adviser acquires a portfolio of Secondary Fund Investments on an “all or nothing” basis, certain of the Secondary Fund Investments may be less attractive than others, and certain of the managers of the Secondary Fund Investments may be more experienced or highly regarded than others. In addition, the Master Fund may invest in Secondary Fund Investments with other investors through the use of joint ventures and similar arrangements. If structured as such, the tax consequences of an investment in the Fund may be different than otherwise described herein, including, for example, the amount, timing and character of distributions by the Fund.

Timing of Investment Risk. The Master Fund’s Portfolio Investments may consist of Primary Fund Investments and Secondary Fund Investments. Returns on Primary Fund Investments may take longer to realize than returns on Secondary Fund Investments. The Master Fund also may be able to purchase Secondary Fund Investments at a discount, whereas investments in Primary Fund Investments generally are not available at a discount. Accordingly, a Shareholder that invests in a Feeder Fund at a time when the Master Fund is invested in Primary Fund Investments on which it has not yet begun to realize returns may experience lower returns than a Shareholder that invests in a Feeder Fund at a time when the Master Fund is more heavily invested or investing in Secondary Fund Investments. Further, Shareholders that invest in a Feeder Fund at a time when the Master Fund is selling Portfolio Investments to meet liquidity requirements may experience lower returns than a Shareholder that invests in a Feeder Fund at a time when the Master Fund is more fully invested in Portfolio Investments.

Distressed, Special Situations and Venture Investments. Investments in distressed companies and new ventures are subject to greater risk of loss than investments in companies with more stable operations or financial condition.

Emerging Markets. The Master Fund may invest, directly or indirectly, in portfolio companies based in emerging markets. The Sub-Adviser considers an emerging markets country to be a country included in the MSCI Emerging Markets Index. The securities markets of emerging countries are generally smaller, less developed, less liquid, and more volatile than the securities markets of the United States and of developed foreign markets and in general involve a greater degree of risk.

Market Disruption Risk and Terrorism Risk. The military operations of the United States and its allies, the instability in various parts of the world and the prevalence of terrorist attacks throughout the world could have significant adverse effects on the global economy. In addition, certain illnesses spread rapidly and have the potential to significantly affect the global economy. Terrorist attacks, in particular, may exacerbate some of the foregoing risk factors. A terrorist attack involving, or in the vicinity of, a portfolio company in which the Master Fund or a Private Markets Investment Fund invests may result in a liability far in excess of available insurance coverage. The Sub-Adviser cannot predict the likelihood of these types of events occurring in the future nor how such events may affect the investments of the Master Fund.

Natural Disaster/Epidemic Risk. Natural or environmental disasters, such as earthquakes, fires, floods, hurricanes, tsunamis, and other severe weather-related phenomena generally, and widespread disease, including pandemics and epidemics, have been and can be highly disruptive to economies and markets, adversely impacting individual companies, sectors, industries, markets, currencies, interest and inflation rates, credit ratings, investor sentiment, and other factors affecting the value of a Fund’s investments. Given the increasing interdependence among global economies and markets, conditions in one country, market, or region are increasingly likely to adversely affect markets, issuers, and/or foreign exchange rates in other countries. These disruptions could prevent a Fund from executing advantageous investment decisions in a timely manner and could negatively impact the Fund’s ability to achieve its investment objective. Any such event(s) could have a significant adverse impact on the value and risk profile of a Fund. Recent examples include pandemic risks related to COVID-19 and aggressive measures taken worldwide in response by governments, including closing borders, restricting international and domestic travel, and the imposition of prolonged quarantines of large populations, and by businesses, including changes to operations and reducing staff. The impact of the COVID-19 pandemic may be short term or may last for an extended period of time, and in either case could result in a substantial economic downturn or recession.

Investment and Repatriation Restrictions. Certain countries have laws and regulations that currently limit or preclude direct foreign investment in the securities of their companies. The risks relating to investments in non-U.S. securities may be heightened, for example, with respect to the possibility of nationalization or expropriation and limits on trade and foreign direct investment. In addition, certain countries may restrict or prohibit investment opportunities in issuers or industries deemed important to national interests. Such restrictions may affect the market price, liquidity and rights of securities that may be purchased by the Master Fund. Even where permitted, direct investments in certain companies may require significant government approvals and may require financing and structuring alternatives that differ significantly from those customarily used in countries in other regions. These restrictions or controls may at times limit or preclude foreign investment above certain ownership levels or in certain sectors of the country’s economy and increase the costs and expenses of the Master Fund. The Master Fund could be adversely affected by delays in, or a refusal to grant, any required governmental approval for repatriation of capital interests and dividends paid on securities held by the Master Fund, and income on such securities or gains from the disposition of such securities may be subject to withholding taxes imposed by certain countries or other jurisdictions. These measures could adversely affect the returns associated with certain investments of the Master Fund.

Competition. The business of investing in private markets opportunities is highly competitive, and successfully sourcing investments can be problematic given the high level of investor demand some investment opportunities receive. Moreover, the identification of attractive investment opportunities is difficult and involves a high degree of uncertainty. There are no assurances that the Master Fund will be able to invest fully its assets or that suitable investment opportunities will be available.

Cybersecurity Risk. The failure in cybersecurity systems, as well as the occurrence of events unanticipated in disaster recovery systems and management continuity planning could impair the ability of the Master Fund and Fund to conduct business effectively. Such events could also have an adverse effect on the Private Markets Investment Funds or their respective managers.

The Master Fund and Fund will depend heavily upon computer systems to perform necessary business functions. Despite implementation of a variety of security measures, computer systems could be subject to cyberattacks and unauthorized access. Like other companies, the Sub-Adviser or the managers of the Private Markets Investment Funds may experience threats to their data and systems, including malware and computer virus attacks, unauthorized access, system failures and disruptions. If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, their computer systems and networks, or otherwise cause interruptions or malfunctions in their operations or the operations of the Master Fund, Fund or the Private Markets Investment Funds, which could result in reputational damage, financial losses, litigation, increased costs, and/or regulatory penalties.

Third parties with which a Fund will do business may also be sources of cybersecurity or other technological risks.

Lack of Regulatory Oversight. The 1940 Act provides certain protections to investors and imposes certain restrictions on registered investment companies, none of which will be applicable to the Master Fund’s investments in Private Markets Investment Funds.

Legal, Tax and Regulatory Risks. Legal, tax and regulatory changes during the term of the Master Fund’s investments may adversely affect such investments. Certain Private Markets Investment Funds or their portfolio companies may be in industries subject to extensive regulation by national governments and political subdivisions thereof. Certain regulations may prevent Private Markets Investment Funds or the Master Fund from making certain investments that they otherwise would make. Other regulations may require the Private Markets Investment Funds or the Master Fund to incur substantial additional costs or lengthy delays in connection with the completion of an investment.

The Funds, the Adviser, the Sub-Adviser and their affiliates are subject to a number of unusual risks, including changing laws and regulations, developing interpretations of such laws and regulations, and increased scrutiny by regulators and law enforcement authorities. Some of this evolution may be directed at the private fund industry in general or certain segments of the industry, and may result in scrutiny or claims against the Funds, the Adviser, the Sub-Adviser or their affiliates directly for actions taken or not taken by the Funds, the Adviser, the Sub-Adviser. These risks and their potential consequences are often difficult or impossible to predict, avoid or mitigate in advance, and might make some Portfolio Investments unavailable to the Master Fund. The effect on the Funds, the Adviser, the Sub-Adviser or any affiliate of any such legal risk, litigation or regulatory action could be substantial and adverse.

It is impossible to predict what, if any, changes in the regulations applicable to the Funds or the Private Markets Investment Funds may be instituted in the future. Any such regulation could have a material adverse impact on the profit potential of the Funds or the Private Markets Investment Funds.

Enhanced Scrutiny and Potential Regulation of the Private Investment Partnership Industry and the Financial Services Industry. Each Fund’s ability to achieve its investment objectives, as well as the ability of each Fund to conduct its operations, is based on laws and regulations that are subject to change through legislative, judicial, and/or administrative action. Future legislative, judicial, and/or administrative action could adversely affect each Fund’s ability to achieve its investment objectives, as well as the ability of each Fund to conduct its operations.

On July 21, 2010, President Obama signed into law the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). Among other effects, the Dodd-Frank Act imposed increased recordkeeping and reporting obligations on the Adviser and the Sub-Adviser and on the managers of the Private Markets Investment Funds. While the Dodd-Frank Act subjects such records and reports to certain confidentiality provisions and provides an exemption from the U.S. Freedom of Information Act (“FOIA”), no assurance can be given that the mandated disclosure of records or reports to the SEC or other governmental entities will not have a significant negative impact on the Funds, the Adviser or the Sub-Adviser. It is possible that the increased regulatory burden, along with the corresponding increase in compliance costs, may cause some sponsors of Private Markets Investment Funds to exit the private fund industry, thereby decreasing the pool of eligible funds for investments.

In light of the heightened regulatory environment in which the Funds, the Adviser and the Sub-Adviser operate and the ever-increasing regulations applicable to private investment funds and their investment advisors, it has become increasingly expensive and time-consuming for the Funds, the Adviser, the Sub-Adviser and their affiliates to comply with such regulatory reporting and compliance-related obligations. Furthermore, various federal, state, and local agencies have been examining the role of placement agents, finders, and other similar service providers in the context of investment by public pension plans and other similar entities, including investigations and requests for information. The Adviser or the Sub-Adviser may be required to provide certain information regarding investors in the Funds to regulatory agencies and bodies in order to comply with applicable laws and regulations. There can be no assurance that any of the foregoing will not have an adverse impact on the Adviser or the Sub-Adviser or otherwise impede the Master Fund’s, and therefore each Feeder Fund’s, ability to effectively achieve its investment objectives.

Investment Banking and Other Fees. The manager of a Private Markets Investment Fund may receive the economic benefit of certain fees from its portfolio companies for investment banking services and in connection with unconsummated transactions (e.g., topping, break-up, monitoring, directors’, organizational and set-up fees, and financial advisory fees).

Material, Non-Public Information. Managers of the Private Markets Investment Funds may acquire confidential or material non-public information or be restricted from initiating transactions in certain securities. A Private Markets Investment Fund would not be free to act upon any such information. Due to these restrictions, a Private Markets Investment Fund may not be able to initiate a transaction that it otherwise might have initiated and may not be able to sell a portfolio investment that it might otherwise have sold.

Constraints of Confidentiality Agreements. In the course of its investment process, the Master Fund and/or the Sub-Adviser may be required to enter into confidentiality agreements with current or potential Private Markets Investment Funds, sellers of Secondary Fund Investments, portfolio companies and other counterparties that would prohibit the Master Fund and/or its affiliates from publicly disclosing sensitive information relating to certain investment opportunities. These arrangements could result in liabilities for the Master Fund or the Feeder Funds. The Master Fund may choose, but is not required, to decline such investment opportunities in order to avoid the risk of exposing the Master Fund or the Feeder Funds to such liability. As a result, the Master Fund’s investment flexibility may be constrained by these concerns, which may affect the Sub-Adviser’s ability to broaden the Master Fund’s investment portfolios and attain the diversification it would otherwise prefer.

Provision of Managerial Assistance. A Private Markets Investment Fund, or the Master Fund through Direct Co-Investments, may obtain rights to participate substantially in and to influence substantially the conduct of the management of its portfolio companies that could expose such Private Markets Investment Fund or the Master Fund to claims by a portfolio company, its security holders and its creditors.

Disposition of Investments. In connection with the disposition of an investment in a portfolio company, a Private Markets Investment Fund may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of any business. A Private Markets Investment Fund may also be required to indemnify the purchasers of such investment to the extent that any such representation turns out to be inaccurate. These arrangements may result in contingent liabilities, which may ultimately have to be funded by the investors (including the Master Fund) in such Private Markets Investment Fund. The Master Fund, and therefore the Fund, may face similar risks with respect to dispositions of its Direct Co-Investments.

Failure to Make Capital Contributions. Typically, under its investment documentation or partnership agreement, a Private Markets Investment Fund may seek damages from an investor (such as the Master Fund) or impose upon the investor substantial penalties, such as the forfeiture of a substantial portion (e.g., 50% or more) of its investment in such Private Markets Investment Fund, if the investor fails to contribute a required installment of its capital commitment. A Private Markets Investment Fund may be unable to make planned investments if any of its investors fails to make required capital contributions, and may itself become subject to damages for breach of contract in respect of a planned investment. Accordingly, failure to make planned investments may adversely affect the value of the Master Fund’s investment in a Private Markets Investment Fund and accordingly the value of an investment in a Feeder Fund.

Tax Risks. Investment in a Fund involves numerous tax risks. Please see “Types of Investment and Related Risks – Tax Risks” for a discussion of some of these risks. The Adviser and Sub-Adviser intend to comply at all times with the applicable provisions of the Internal Revenue Code necessary for each Fund to elect and thereafter maintain its tax classification as a RIC under the Internal Revenue Code. However, if for any reason a Fund should lose its classification as a RIC, such loss could produce adverse tax consequences.

Key Personnel. The performance of the Funds will depend in significant part upon the skill and expertise of the key personnel of the Sub-Adviser and may be affected by key individuals joining or leaving the Sub-Adviser and its affiliates. The loss of one or more of the Funds’ key personnel could have a material adverse effect on the performance of the Funds. In addition, the performance of the Private Markets Investment Funds will depend in significant part upon the skill and expertise of the key personnel of the Private Markets Investment Fund’s managers. The loss of one or more key personnel could have a material adverse effect on the performance of the Private Markets Investment Funds, and thus of the Funds.

Risks Related to Electronic Communication. A Feeder Fund may provide to Shareholders statements, reports and other communications relating to the Fund and/or their Shares in electronic form, such as email or via a password protected website (“Electronic Communications”). Electronic Communications may be modified, corrupted, or contain viruses or malicious code, and may not be compatible with a Shareholder’s electronic system. In addition, reliance on Electronic Communications involves the risk of inaccessibility, power outages or slowdowns for a variety of reasons. These periods of inaccessibility may delay or prevent receipt of reports or other information by the Shareholders.

Potential Conflicts of Interest. As an international investment management firm, the Sub-Adviser and its affiliates engage in various financial, advisory and investment activities. Such relationships and services may give rise to potential conflicts with the interests of the Funds and their Shareholders. Conflicts of interest described or contemplated herein and such other conflicts of interest that may arise from time to time will be resolved in the sole discretion of the Sub-Adviser and, as applicable, the Adviser. There can be no assurance that any actual or potential conflicts of interest will not adversely affect the Funds and the performance of the Funds, including, without limitation, the following:

Client Relationships. Each of the Adviser, the Sub-Adviser and their affiliates have long-term relationships and provide investment advisory and other services to many clients. Each of the Adviser and the Sub-Adviser may face conflicts of interest between activities or services performed for the Funds, on the one hand, and other clients on the other hand. In addition, each of the Adviser, the Sub-Adviser and their affiliates also have long-term relationships with a significant number of corporations and their respective senior managers, as well as with investors who may invest or may have invested in Private Markets Investment Funds and their underlying portfolio companies. In addition, members of affiliates of the Sub-Adviser may also serve on the advisory boards of Private Markets Investment Funds and their affiliated fund, on the boards of entities that serve as the managers or advisers of the Private Markets Investment Funds, or on the boards of operating companies, including Private Markets Investment Funds or their affiliates. These and other similar relationships may raise conflicts between the Funds and other parties and may not be resolved in favor of the Funds.

Allocation of Investment Opportunities; Limitations of Exemptive Relief. In addition, the Sub-Adviser has established prior funds and advises separate account clients, and the Sub-Adviser and its affiliates intend to establish subsequent funds and advise future separate account clients, that invest or will invest pursuant to the same investment strategy as the Master Fund. Although the Sub-Adviser will use reasonable efforts to assure that investment opportunities appropriate for both the Master Fund and one or more of its other funds or separate account clients (other than certain of those opportunities that are brought to the Sub-Adviser’s attention by or through such separate accounts) are allocated among the accounts of the Sub-Adviser (including the Master Fund and any other funds and separate accounts) on a basis that, over time, is fair and equitable, the Master Fund (i) will not have any rights to certain investments that are brought to the Sub-Adviser’s attention by or through such separate accounts; (ii) will not have exclusive rights to any investment opportunities in relation to the rights of such funds or separate accounts; and (iii) will not be entitled to any specific pro rata investment rights in relation to such funds or separate accounts.

The 1940 Act imposes significant limits on the ability of the Master Fund to co-invest with other funds and accounts managed by the Sub-Adviser. The Sub-Adviser and the Funds have obtained an exemptive order from the SEC that would expand the Master Fund’s ability to co-invest alongside the Sub-Adviser and its affiliates in Portfolio Investments (SEC Release No. IC-34296). However, the SEC exemptive order contains certain conditions that may limit or restrict the Master Fund’s ability to participate in such Portfolio Investment, including, without limitation, in the event that the available capacity with respect to a Portfolio Investment is less than the aggregate recommended allocations to the Master Fund.

LIBOR Replacement Risk — The elimination of the London Inter-Bank Offered Rate (“LIBOR”) may adversely affect the interest rates on, and value of, certain Fund investments for which the value is tied to LIBOR. The U.K. Financial Conduct Authority has announced that it intends to stop compelling or inducing banks to submit LIBOR rates after 2021. On March 5, 2021, the administrator of LIBOR clarified that the publication of LIBOR on a representative basis will cease for the one-week and two-month U.S. dollar LIBOR settings immediately after December 31, 2021, and for the remaining U.S. dollar LIBOR settings immediately after June 30, 2023. Alternatives to LIBOR are established or in development in most major currencies, including the Secured Overnight Financing Rate (“SOFR”), which is intended to replace U.S. dollar LIBOR. Markets are slowly developing in response to these new rates. Questions around liquidity impacted by these rates, and how to appropriately adjust these rates at the time of transition, remain a concern for the Funds. Accordingly, it is difficult to predict the full impact of the transition away from LIBOR on the Funds until new reference rates and fallbacks for both legacy and new products, instruments and contracts are commercially accepted.

Risks of Other Investment Strategies. In addition to the risks discussed above, the Funds are subject to risks resulting from investments in the following: Private Debt, Real Estate and Real Estate Related Assets; Energy and Power Industries; Infrastructure; and Other Natural Resources. These risks are discussed in greater detail below in their respective sub-sections under “Types of Investments and Related Risks.”

Calculation of Net Asset Value

The Private Markets Investment Funds invest a large percentage of their assets in certain securities and other financial instruments that do not have readily ascertainable market prices and will be valued by the respective Private Markets Investment Fund managers. Although procedures approved by the Board provide that the valuations determined by the Private Markets Investment Fund managers will be reviewed by the Sub-Adviser, neither the Sub-Adviser nor the Board are able to confirm independently the accuracy of the Private Markets Investment Fund managers’ valuations (which are unaudited, except at year-end). Accordingly, each Fund generally relies on such valuations, which generally are provided on a quarterly basis, even in instances where a Private Markets Investment Fund manager may have a conflict of interest in valuing the securities because the value of the securities will affect the Private Markets Investment Fund manager’s compensation. Furthermore, the Private Markets Investment Funds typically provide the Sub-Adviser with only estimated net asset values or other valuation information, and such data is subject to revision through the end of each Private Markets Investment Fund’s annual audit.

Conflicts of Interest

The Sub-Adviser, the Private Markets Investment Fund managers and their respective affiliates may conduct investment activities for their own accounts and other accounts they manage that may give rise to conflicts of interest that may be disadvantageous to the Funds. Investment decisions for the Master Fund are made independently of such other accounts. If, however, the Master Fund desires to invest in, or withdraw from, the same Private Markets Investment Fund as another account of the Sub-Adviser, the opportunity will be allocated fairly, reasonably and equitably in accordance with the Sub-Adviser’s allocation policies and procedures.

Certain third-party broker-dealers, other industry professionals and their affiliates (“financial intermediaries”) may charge investors, at the financial intermediary’s discretion, a placement fee based on the purchase price of Fund Shares purchased by the investor. All or a portion of such compensation may be paid by a financial intermediary to the financial advisory personnel involved in the sale of Shares. As a result of the various payments that financial intermediaries may receive from investors, the amount of compensation that a financial intermediary may receive in connection with the sale of Shares in a Fund may be greater than the compensation it may receive for the distribution of other investment products. This difference in compensation may create an incentive for a financial intermediary to recommend a Fund over another investment product.

Plan of Distribution

SEI Investments Distribution Co. (the “Distributor”) acts as the Distributor of the DWPM Fund. All subscription payments will be placed in an account held by DST Asset Manager Solutions, Inc. (the “Transfer Agent”), acting as the transfer agent, in trust for the subscribers’ benefit, pending release to the DWPM Fund. Subscriptions will be effective only upon the DWPM Fund’s acceptance, and the DWPM Fund reserves the right to reject any subscription in whole or in part for any reason in its sole discretion. Shares will be sold only to Eligible Investors, will not be listed on any national securities exchange and are not available in certificated form.

Eligible Investors

Each prospective investor in the DWPM Fund will be required to certify to the DWPM Fund that the Shares are being acquired for the account of an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act. Investors who are “accredited investors” are referred to in this Prospectus as “Eligible Investors.”

The criteria for qualifying as an Eligible Investor is set forth in the Investor Application. Financial intermediaries may impose additional eligibility requirements for investors who purchase Shares through those financial intermediaries. In addition, NFS imposes additional eligibility requirements for buyers and sellers seeking to purchase or sell Shares directly through NFS and not through a Platform Participant.

Distribution Policy	Subject to the Board’s discretion and applicable legal restrictions, and other than as required to qualify as a RIC (as defined below), it is expected that, to the extent the Fund has material net investment income, each Fund generally will authorize and declare quarterly dividends beginning no later than the first calendar quarter after the one-year anniversary of the Fund’s commencement of operations. Nevertheless, the Board may cause the payment of special interim distributions in cash or in-kind to the Shareholders at the sole discretion of the Board in order for the Fund to qualify as a RIC (as defined below) or as otherwise determined to be in the best interest of the Fund.

A Shareholder’s dividends and capital gain distributions will be automatically reinvested if the Shareholder does not instruct the Fund otherwise. A Shareholder who elects not to reinvest will receive both dividends and capital gain distributions in cash. The Funds may limit the extent to which any distributions that are returns of capital may be reinvested in the Funds.

The Funds reserve the right to suspend at any time the ability of Shareholders to reinvest distributions and to require Shareholders to receive all distributions in cash, or to limit the maximum amount that may be reinvested, either as a dollar amount or as a percentage of distributions. The Funds may determine to do so if, for example, the amount being reinvested by Shareholders exceeds the available investment opportunities that the Adviser or Sub-Adviser considers suitable for the Funds.

Description of Capital Structure and Shares

Each Fund’s Agreement and Declaration of Trust (each, a “Declaration of Trust”) authorizes the issuance of an unlimited number of full and fractional Shares of each Fund, each of which represents an equal proportionate interest in each Fund with each other Share. Currently, each Fund offers one class of Shares: Institutional Shares. Each Declaration of Trust provides that the Board may create additional classes of Shares. However, a Fund cannot issue any additional class of Shares until it has obtained an exemptive order from the SEC permitting it to do so. Share certificates representing Shares will not be issued. Each Fund’s Shares, when issued, are fully paid and non-assessable. Each Fund does not intend to hold annual meetings of its Shareholders.

U.S. Federal Income Tax Matters

Each Fund intends to be treated as a RIC under the Internal Revenue Code. The Fund will provide a 1099 tax reporting document before the April 15th filing deadline for U.S. federal income tax returns, instead of a Schedule K-1 that is typically provided later, so that an investment in the Fund will not require Shareholders to file for an extension. Certain entities that the Master Fund may invest in (e.g., REITs and certain partnerships) often do not provide complete and final tax information to the Master Fund until after the time that the Funds issue a 1099 tax reporting document to Shareholders. As a result, a Fund may at times find it necessary to reclassify the amount and character of its distributions to Shareholders after it issues a 1099 tax reporting document to Shareholders. When such reclassification is necessary, a Fund (or its administrative agent) will send Shareholders a corrected, final Form 1099 tax reporting document to reflect the reclassified information. If a Shareholder receives a corrected 1099 tax reporting document, use the information on this corrected form, and not the information on the previously issued 1099 tax reporting document, in completing your tax returns. Please see the section entitled “U.S. Federal Income Tax Matters” for a discussion of important tax information.

THE FUNDS

Each Feeder Fund, which is registered under the 1940 Act as a closed-end, non-diversified, management investment company, was organized as a Delaware statutory trust company on March 13, 2020. Each Feeder Fund’s principal office is located at One Freedom Valley Drive, Oaks, Pennsylvania 19456, and its telephone number is (855) 520-7711. Each Feeder Fund invests all or substantially all of its assets in Shares of the Master Fund. The Master Fund is a closed-end, non-diversified management investment company, organized as a Delaware statutory trust company on March 13, 2020 and registered under the 1940 Act. Investment advisory services are provided to the Funds by the Adviser pursuant to an investment advisory agreement entered into between each Fund and the Adviser (the “Investment Advisory Agreement”). Investment sub-advisory services are provided to the Funds by the Sub-Adviser pursuant to an investment sub-advisory agreement entered into between the Adviser and the Sub-Adviser (the “Sub-Advisory Agreement”). The individuals who serve on the Board (“Trustees”) are responsible for monitoring and overseeing the investment program of the Funds.

This Prospectus is not an offer to sell, and no person is soliciting an offer to buy, any Shares issued by the Tender Offer Fund. Investors may purchase Tender Offer Fund Shares only by exchanging their DWPM Fund Shares for Tender Offer Fund Shares through an Exchange. Tender Offer Fund Shares are not currently available, and will not be available, for purchase through an Exchange until such time as determined by the Fund, in its sole discretion, and as discussed below in the section entitled “Purchase and Exchange of Shares.”

STRUCTURE

Each Fund is a specialized investment vehicle that incorporates both features of a private investment fund that is not registered under the 1940 Act and features of a closed-end investment company that is registered under the 1940 Act. Private investment funds, such as Private Markets Investment Funds, are collective asset pools that typically offer their securities privately, without registering such securities under the 1933 Act. Securities offered by private investment funds typically are sold in large minimum denominations (often at least $5 million to $20 million) to a limited number of institutional investors and high net worth individuals. Registered closed-end investment companies, such as the Funds, often impose relatively modest minimum investment requirements and offer their shares to a broader range of investors, as compared to private investment funds. The managers of private investment funds are generally compensated through asset-based fees and incentive-based/carried interest allocations. Advisers to registered closed-end funds, such as the Adviser and Sub-Adviser, typically are compensated through asset-based fees.

The Funds are designed to allow Eligible Investors to participate in an investment program that invests in private market strategies without requiring, among other things, investors to commit the more substantial minimum investments required by many private investment funds, without subjecting the Funds to the same restrictions on the number of Eligible Investors as are imposed on many of those private investment funds, and at the same time providing the potential for a higher degree of liquidity than provided by private investment funds.

During the first 12-18 months of the DWPM Fund’s operations, investors will be able to purchase DWPM Fund Shares directly from the DWPM Fund. Beginning approximately 12-18 months following the date the DWPM Fund commences operations, as described further below, any purchase orders received by the DWPM Fund in Good Order (as defined below) will be directed by the DWPM Fund to NFS to be matched, in NFS’ sole discretion, with unexecuted sell interest remaining after the auction. To the extent these purchase orders are not matched with such unexecuted sell interest, the DWPM Fund will execute these purchase orders at the Fund’s most recently calculated NAV. Access to NFS is available to (a) current DWPM Fund Shareholders that wish to obtain liquidity prior to or in lieu of participating in a tender offering by submitting a limit order to NFS and meet applicable eligibility requirements or to (b) accredited investors approved to access NFS that may provide liquidity to such DWPM Fund Shareholders. NFS may impose additional eligibility requirements to participate in the auction process.

The DWPM Fund intends to offer Shares without limiting the number of Eligible Investors that can participate in its investment program, unlike many private investment funds. Shares of the Tender Offer Fund are made available only to existing Shareholders of the DWPM Fund in exchange for their DWPM Fund Shares. The procedures pursuant to which investors can purchase Shares of the DWPM Fund and exchange Shares of the DWPM Fund for Shares of the Tender Offer Fund are discussed below in the “Purchase and Exchange of Shares” section of this Prospectus. The procedures pursuant to which investors that have exchanged their DWPM Fund Shares for Tender Offer Fund Shares can participate in Tender Offer Fund offers to repurchase such shares are discussed below in the “Repurchase and Transfer of Shares” section of this Prospectus. This structure is intended to comply with the exemptive order issued by the SEC (SEC Release No. 34-80052) that grants a limited exemption from Rule 102 of Regulation M (the “Nasdaq Exemptive Order”) to facilitate the auction process.

SUMMARY OF FEES AND EXPENSES

The following table illustrates the fees and expenses that the DWPM Fund expects to incur and that Shareholders will bear directly or indirectly. Shareholders directly bear the expenses of the DWPM Fund and indirectly bear fees and expenses of the Master Fund, which are reflected in the following chart and in the example below.

Institutional Class
Annual Expenses (as a percentage of the Fund’s average net assets)
Management Fee (1)	1.25%
Other Expenses (2)	0.63%
Acquired Fund Fees and Expenses (3)	0.87%
Interest Payments on Borrowed Funds (4)	0.26%
Total Annual Fund Expenses	3.01%
Less Expense Limitation and Reimbursement (5)	(0.00)%
Total Annual Expenses	3.01%

(1)	This fee is paid to the Adviser at the Master Fund level.

(2)	Other Expenses are based on estimated amounts for the current fiscal year and include all direct operating expenses of the Fund, including a fee of 0.15% of average daily net assets payable to NFS (which amount may be lower in any particular year), and all indirect operating expenses that the Fund bears through its investment in the Master Fund.

(3)	The DWPM Fund bears a share of the Master Fund’s expenses, which includes the fees and expenses of the Private Markets Investment Funds in which the Master Fund invests. Some or all of the Private Markets Investment Funds in which the Master Fund invests charge carried interests, incentive fees or allocations based on the Private Markets Investment Funds’ performance. The Private Markets Investment Funds in which the Master Fund invests generally charge a management fee of 1.00% to 2.00%, and approximately 15% to 20% of net profits as a carried interest allocation. The expense shown as “Acquired Fund Fees and Expenses” reflects operating expenses of the Private Markets Investment Funds (e.g., management fees, administration fees and professional and other direct, fixed fees and expenses of the Private Markets Investment Funds) after refunds, excluding any performance-based fees or allocations paid by the Private Markets Investment Funds that are paid solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in-kind, as such fees and allocations for a particular period may be unrelated to the cost of investing in the Private Markets Investment Funds.

(4)	These expenses are based on estimated amounts for the current fiscal year that the DWPM Fund expects to bear through its investment in the Master Fund.

(5)	The Adviser has contractually agreed to waive fees and/or to reimburse expenses to the extent necessary to keep Fund Operating Expenses (defined below) incurred by the Fund from exceeding 2.50% of the Fund’s average daily net assets until August 1, 2022. “Fund Operating Expenses” are defined to include all expenses incurred in the business of the Fund, either directly or indirectly through its investment in the Master Fund, provided that the following expenses (“excluded expenses”) are excluded from the definition of Fund Operating Expenses:

(a)	the Fund’s proportional share of (i) any acquired fund fees and expenses incurred by the Master Fund, (ii) short sale dividend and interest expenses, and any other interest expenses, incurred by the Master Fund in connection with its investment activities, (iii) fees and expenses incurred in connection with a credit facility obtained by the Master Fund, (iv) taxes paid by the Master Fund, (v) certain insurance costs incurred by the Master Fund, (vi) transactional costs, including legal costs and brokerage fees and commissions, associated with the acquisition and disposition of the Master Fund’s Portfolio Investments and other investments, (vii) nonroutine expenses or costs incurred by the Master Fund, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings and tender offers and liquidations and (viii) other expenditures which are capitalized in accordance with generally accepted accounting principles; and

(b)	(i) any class-specific expenses (including distribution and service (12b-1) fees and shareholder servicing fees), (ii) NFS expenses, (iii) any acquired fund fees and expenses, (iv) short sale dividend and interest expenses, and any other interest expenses incurred by the Fund in connection with its investment activities, (v) fees and expenses incurred in connection with a credit facility, if any, obtained by the Fund, (vi) taxes, (vii) certain insurance costs, (viii) transactional costs, including legal costs and brokerage fees and commissions, associated with the acquisition and disposition of the Fund’s Portfolio Investments and other investments, (ix) nonroutine expenses or costs incurred by the Fund, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings and tender offers and liquidations and (x) other expenditures which are capitalized in accordance with generally accepted accounting principles.

In addition, the Adviser may receive from the Fund the difference between the Fund Operating Expenses (not including excluded expenses) and the contractual expense limit to recoup all or a portion of its prior fee waivers or expense reimbursements made during the rolling three-year period preceding the date of the recoupment if at any point Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit (a) at the time of the fee waiver and/or expense reimbursement and (b) at the time of the recoupment. This agreement will continue in effect until August 1, 2022 and shall thereafter continue in effect from year to year for successive one-year terms unless terminated by the Board or the Adviser. The agreement may be terminated: (i) by the Board, for any reason at any time; (ii) by the Adviser, upon ninety (90) days’ prior written notice to the Fund; or (iii) automatically upon the termination of the Investment Advisory Agreement. If the agreement is terminated by the Adviser, the effective date of such termination will be the last day of the then-current term.

Example

You would pay the following fees and expenses on a $1,000 investment, assuming a 5.00% annual return, and the Fund’s operating expenses (including capped expenses for the period described in the footnote to the fee table) remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Class	$30	$90	$153	$320

The example is based on the fees and expenses set forth in the table above, and should not be considered a representation of future expenses. Actual Fund expenses may be greater or less than those shown (and “Acquired Fund Fees and Expenses” also may be greater or less than that shown). Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example. If the Private Markets Investment Funds’ actual rates of return exceed 5%, the dollar amounts could be significantly higher as a result of the Private Markets Investment Funds’ incentive fees.

The purpose of the tables above is to assist investors in understanding the various fees and expenses Shareholders will bear directly or indirectly. For a more complete description of the various fees and expenses of the DWPM Fund, see “Fees and Expenses,” “Financial Highlights” and “Management of the Fund.”

FINANCIAL HIGHLIGHTS

The table that follows presents performance information about the DWPM Fund. The information is intended to help you understand the DWPM Fund’s financial performance for the period of its operations. Some of this information reflects financial information for a single Fund share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the DWPM Fund (assuming reinvestment of all dividends and distributions). The information provided below for the fiscal period October 28, 2020 (commencement of operations) through March 31, 2021 has been derived from the DWPM Fund’s financial statements, which were audited by PricewaterhouseCoopers LLP, independent registered public accounting firm of the DWPM Fund. The financial statements and the unqualified opinion of PricewaterhouseCoopers LLP are included in the 2021 Annual Report of the DWPM Fund, which is available upon request by calling the Fund at (855) 520-7711.

Delaware Wilshire Private Markets Fund

Financial Highlights

	Period Ended March 31, 2021	(1)
Institutional Class Shares:
Net Asset Value, Beginning of Period	$10.00
Income (Loss) from Operations:
Net Investment Income (Loss)(2)	(0.11)
Net Realized and Unrealized Gain	1.61
Total from Operations	1.50
Net Asset Value, End of Period	$11.50
Total Return†	15.00%

Ratios and Supplemental Data
Net Assets, End of Period (Thousands)	$21,091
Ratio of Expenses to Average Net Assets‡	2.50	%*
Ratio of Expenses to Average Net Assets (Excluding Waivers)‡	14.13	%*
Ratio of Net Investment Income to Average Net Assets‡	(2.50	)%*

*	Annualized.
†	Return is for the period indicated and has not been annualized. Total return would have been lower had certain expenses not been waived and assumed by the Adviser during the period. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.
‡	Includes income and expenses allocated from the Master Fund.
(1)	The Fund commenced operations October 28, 2020.
(2)	Per share data calculated using average shares.

USE OF PROCEEDS

The proceeds from the sale of Shares of the DWPM Fund will be invested in the Master Fund as soon as practical. Under normal circumstances, the Master Fund will invest the proceeds it receives from the DWPM Fund to pursue its investment program and objectives as soon as practicable (but not in excess of six months), consistent with market conditions and the availability of suitable investments, after receipt of such proceeds by the DWPM Fund. Tender Offer Fund Shares are only available to DWPM Fund Shareholders that desire to exchange their DWPM Fund Shares for Tender Offer Fund Shares in order to participate in Tender Offer Fund repurchase offers, as discussed in greater detail below under “Exchanges from DWPM Fund to Tender Offer Fund.”

The Master Fund will pay the Adviser the full amount of the Management Fee, to which each Feeder Fund and its Shareholders are indirectly subject, during any period prior to which less than all of the Master Fund’s assets (including any proceeds received by the Master Fund from the offering of DWPM Fund Shares) are invested in Portfolio Investments.

INVESTMENT PROGRAM

Investment Objective

Each Fund’s investment objective is to provide efficient access to the private markets with the goals of offering long-term capital appreciation and current income.

In pursuing its investment objective, each Feeder Fund invests substantially all of its assets in the Master Fund. The Master Fund has the same investment objective as each Feeder Fund. The investment objective of each Fund is non-fundamental and, therefore, may be changed without Shareholder approval.

Portfolio Investments

The Sub-Adviser seeks to accomplish each Fund’s investment objective through:

•	Broad, global private markets exposure, with diversification potential across private equity, real assets and credit,
•	Periodic distributions to provide current income, and
•	Prudent risk management.

The Sub-Adviser will invest the Master Fund’s assets primarily in a diverse portfolio of Primary Fund Investments, Secondary Fund Investments, and Direct Co-Investments. A Primary Fund Investment is an interest in a private markets fund acquired in a primary offering. A Secondary Fund Investment is a direct or indirect interest in an existing private markets fund that is acquired in a negotiated transaction. The secondary market transaction is typically accomplished by purchasing a private markets fund interest from an existing investor in the fund. Direct Co-Investments are direct investments in portfolio companies that are sourced through the managers of the Private Markets Investment Funds. The Master Fund intends to invest and/or make capital commitments of at least 80% of its net assets in Portfolio Investments.

The Master Fund’s portfolio may include North American (U.S./Canada), European, and Asia-Pacific (Asia/Australia) Portfolio Investments in any of the following categories:

1.	“Private Equity Investments” consisting of buyout, venture capital, growth capital and special situations investments.
2.	“Private Real Assets Investments” consisting of real estate, energy, infrastructure, and natural resources investments.
3.	“Credit Investments” consisting of direct lending, distressed debt, mezzanine debt, liquid corporate credit investments and alternative yield investments such as niche (sector) credit, specialized asset-based lending, risk transfer strategies, and intangible asset investments.

Each of these categories is discussed in greater detail below.

Private Equity Investments

Private equity can be considered any investment in a security representing an ownership interest where this is no readily tradable or available public market.

Leveraged buyouts (“LBOs”) are generally investments utilizing leverage to acquire the equity of a mature, private business. Buyout managers have four principal tools to enhance returns: (i) restructuring balance sheets, (ii) acquiring businesses at a discount to public market multiples by negotiating directly and privately with the seller, (iii) exercising greater flexibility in implementing the operational and strategic changes necessary to increase revenue growth and expand operating margins than is possible under public-market scrutiny, and (iv) controlling the sale decision, which allows for the maximization of returns through a competitive sale process.

Growth capital is equity or equity-like investments in companies with sustainable businesses seeking to expand the operations of the company.

Venture capital managers generally acquire equity in new, or relatively new, private business. Venture capital managers often attempt to build businesses and bring value to entrepreneurs by combining the right mix of people, strategy, capital and industry relationships.

Strategies that are classified as special situations include managers who create value through turnarounds and/or financial or operational restructurings of the businesses they invest in. Once the operational and/or financial complexity has been resolved, special situations funds further enhance returns through operational and strategic transformation of businesses and eventual sale. Special situations investments will target returns both through income and capital appreciation and will have capital structures specific to the underlying investment, often including both equity and debt at varying levels.

Private Real Assets Investments

Real estate investments include a variety of property types, although will have a predominant focus on multifamily, industrial, office, and retail properties. Infrastructure include investments into transportation, communications, utilities, energy, and other related investments. Natural resources investments include agriculture, farmland, timber, water, and energy investments. The Master Fund’s investments in each of these market segments will typically be made through the acquisition of interests in Private Markets Investment Funds, or to a lesser extent, Direct Co-Investments, that employ one of three strategies: value added, opportunistic, and special situations. Investments in such Private Markets Investment Funds or alongside such Private Markets Investment Funds through Direct Co-Investments will predominantly involve situations where the Private Markets Investment Fund’s or Direct Co-Investment vehicle’s manager acquires an equity interest significant enough for the manager to be considered to have control of the asset or company. However, minority investments may be considered.

Strategies that are classified as value added generally consist of control or co-control positions in performing or underperforming assets. This may include strategies targeting the improvement of operational efficiency, revenue growth improvements, and/or physical improvements to an asset that are expected to improve its attractiveness and profitability. Value added investment often include both current income and capital appreciation potential and are typically structured with a combination of equity and debt financing.

Strategies that are classified as opportunistic generally consist of control positions in the development, re-development, or repositioning of an asset. This may include the transformation of an asset from its existing state to a new use or a new asset categorization. This may also include the ground up development of an asset, constructed for use in a particular market segment or industry. Opportunistic investments are typically targeting returns primarily through capital appreciation and are typically structured with equity and low to modest debt.

Strategies that are classified as special situations include managers who create value through turnarounds and/or financial or operational restructurings of the businesses they invest in. Once the operational and/or financial complexity has been resolved, special situations funds further enhance returns through operational and strategic transformation of businesses and eventual sale. Special situations investments will target returns both through income and capital appreciation and will have capital structures specific to the underlying investment, often including both equity and debt at varying levels.

The Master Fund will not invest directly in physical real estate assets. However, the Master Fund may have indirect exposure to such assets through the Master Fund’s investments in Portfolio Investments that invest directly in physical real estate assets.

Credit Investments

Direct lending opportunities are generally comprised of loan originations to businesses in the form of senior secured term debt or unitranche debt. Borrowers seeking capital may at times be supported by financial sponsors, and lenders may focus investments into a specific area of the market where the team displays sector expertise or target a generalist approach by building a portfolio diversified by sectors. Direct lending managers typically derive a majority of returns from interest payments on primarily floating rate loans and seek to structure additional fees into transactions as a way to enhance returns.

Distressed debt opportunities target the acquisition of debt instruments and non-performing loans primarily through secondary transactions. Distressed debt managers attempt to create value at acquisition by purchasing assets at deep discounts to their current market value. Managers with distinct workout capabilities and operational knowledge can also further create value through debt-for-control transactions. In these deals, investors typically acquire equity components as part of their debt investment with the intention of building a majority control position in a company’s capital structure and influencing future operations of the business to optimize the investors’ exit.

Mezzanine debt opportunities generally consist of unsecured subordinated and second lien term loans that are originated to private borrowers. Similar to direct lending funds, mezzanine debt managers attempt to generate returns primarily through current pay interest and alternatively through additional fees, though rates for mezzanines loans are generally fixed. Current income generated from mezzanine loans is typically greater than that of investments in the direct lending market given the transactions’ subordination in a company’s capital structure.

Liquid corporate credit opportunities generally consist of long and short corporate credit investments.

Within Credit, there are strategies that may be considered Alternative Yield such as:

Niche credit strategies are exemplified by sector-focused lending targeting specialized, underserved markets.

Specialized asset-based lending strategies offer current cash yield and a lower credit risk profile resulting from a security interest in the underlying assets.

Risk transfer strategies encapsulate various strategies including acquiring and managing insurers’ and re-insurers’ run-off portfolios, providing underwriting capital to insurance syndicates, or purchasing litigation credit or bank regulatory capital relief.

Intangible assets may generate returns from contractual payments based on the use or sales of products derived from the ownership of the intangible assets (often intellectual property) that underlies those products.

Each Fund’s investment strategies are non-fundamental and may be changed without Shareholder approval. For a complete description of each Fund’s fundamental policies, see “Investment Objectives and Restrictions - Fundamental Investment Restrictions” in the SAI.

Target Allocations

The Fund’s representative target allocations are indicated below. Please note that the proposed targets are guidelines that may vary as the market opportunity evolves. The allocations to each sub-asset category may vary by as much as 10 percentage points or more. The Fund may include select transactions (i.e., Direct Co-Investments and Secondary Fund Investments), which may further diversify the portfolio, generate incremental returns, and mitigate J-curve effects.

Portfolio Construction

Strategy Type	Target Allocation
Private Equity	65%
Private Real Assets	10%
Credit	25%

Representative Portfolio Target Allocations

Strategy Type	North America	Europe	Asia
Private Equity	20-35%	20-35%	5-15%
Private Real Assets	0-10%	0-5%	0-5%
Credit	10-25%	0-10%	0-5%

Investment Philosophy

The Sub-Adviser seeks to create high-performing diverse private markets solutions that prudently manage portfolio risk, exceed the returns on investments that do not possess the illiquidity of private markets investments and meet or exceed investors’ risk-adjusted return expectations. The Sub-Adviser seeks to achieve this through building comprehensive private markets solutions, which incorporate a full range of illiquid investment opportunities on a global basis.

The Sub-Adviser’s investment offerings are structured in a manner that is intended to allow investors to access a diverse private equity portfolio or to address more specific portfolio requirements. In the case of each Feeder Fund, through its investments in the Master Fund, the Sub-Adviser has concentrated its activity on a subsector of markets where the Sub-Adviser sees compelling performance potential. The Sub-Adviser seeks to provide investors with access to the best private markets opportunities on a global basis by investing in the Portfolio Investments as discussed in this Prospectus.

Since its founding in 1972, the Sub-Adviser has evolved from an investment technology firm into a global advisory company specializing in investment products, consulting services, and technology solutions. The Sub-Adviser was established on a principle of deep analytical rigor and that fundamental philosophy still applies in the research the Sub-Adviser conducts today.

The Sub-Adviser integrates a top-down thesis-based investment philosophy and complements that with bottom-up due diligence, seeking to exploit the seams of inefficiencies derived from this approach. The Sub-Adviser believes these seams (e.g., the higher barriers to entry, lower transparency, and lower liquidity qualities that are inherent to private markets) have the potential to lead to excess returns that may be realized through differentiated managers investing in these inefficient markets. As the Sub-Adviser’s market thesis crystalizes and through a series of market mapping exercises, the Sub-Adviser begins to look for fund managers that have clearly defined, repeatable processes that drive advantaged transaction sourcing and operational improvements in portfolio holdings. These considerations funnel to risk being managed within a portfolio context, with qualitative and quantitative tools.

Investment Strategy

The Sub-Adviser’s investment strategy has evolved as it has grown its global organization. The strategy is based on a clearly defined model developed as a team that begins with the investment objective described above and concludes with the inclusion of specific investments into a portfolio. Firstly, the foundation of the program is a set of clearly defined and agreed upon principles:

•	Economic and business fundamentals matter,
•	Opportunity is greatest where talent and capital are scarce,
•	Proactively source managers with a clear competitive advantage,
•	Alternative investments are part of a broader portfolio,
•	Private capital is expensive: manage fees, risk, and illiquidity,
•	Recognize the manager life cycle: identify skilled managers early,
•	Be a trusted resource for underlying partnerships, and
•	Seek manager integrity, reputation, and alignment of interest.

Secondly, thoughtful portfolio architecture at the inception of a mandate balances the discipline of top-down portfolio construction with the flexibility to react to rapidly evolving market opportunities. Direct Co-Investments and Secondary Fund Investments are included tactically in the portfolio in an effort to enhance diversification, cash flow timing and return potential. The Sub-Adviser believes that setting diversification targets at the inception of a program is a critical step in overall portfolio risk management. Thirdly, the Private Markets Investment Funds manager selection process applies a rigorous, institutionalized due diligence framework to help identify opportunity and illuminate risks. The Sub-Adviser’s investment criteria seek to provide specific guidelines to identify and support managers that should provide a differentiated offering and have a competitive advantage in their targeted strategy.

Sourcing

The Sub-Adviser’s research is focused on proactive contact with leading Private Markets Investment Funds managers. Based on its analysis of industry trends, the Sub-Adviser expects that Private Markets Investment Funds managers from the Sub-Adviser’s manager database will bring approximately 500 new funds to market each year. By identifying a select group of prospective investments in advance, the Sub-Adviser believes it has the ability to focus intensely on the best opportunities, which the Sub-Adviser believes affords it the opportunity to influence terms and conditions of selected partnerships for better alignment of interests.

All members of the Sub-Adviser’s investment team are actively engaged in the sourcing process, which has become increasingly structured and broad over the past few years. Information on investment opportunities is maintained in the Sub-Adviser’s manager database and particular investment opportunities are discussed and reviewed at the Sub-Adviser’s investment staff meetings. If an investment opportunity initially passes the Sub-Adviser’s screen, a team performs preliminary due diligence. This level of due diligence may include all of the following: a meeting (in-person or telephonic) with the manager’s key personnel, review of the investment strategy, review of the manager’s track record and preliminary reference checks. This preliminary due diligence will then result in either a rejection or a recommendation to add the opportunity to the Sub-Adviser’s focus list. The focus list recommendation is made at the Sub-Adviser’s Investment Committee meeting. If an opportunity is approved by the Sub-Adviser’s Investment Committee to be included on the focus list, further and comprehensive due diligence begins.

Due Diligence

Private Markets Investment Funds and Direct Co-Investments due diligence incorporates a review of the investment track record of each senior investment professional, their ability to access investment opportunities on a proprietary basis, consummate investments at reasonable or inexpensive prices, add value through active management of portfolio companies and manage growth. The Sub-Adviser utilizes a proprietary, multi-dimensional framework for assessing managers that is based on the Institutional Limited Partnership Association (“ILPA”) due diligence guidelines. The framework aims to identify key strengths and potential risks in each investment the Sub-Adviser makes.

Further, the due diligence process includes on-site meetings with managers, operational due diligence, a review of portfolio company financials and reference checking with portfolio company management teams and on-site portfolio company due diligence as appropriate. In addition, the Sub-Adviser emphasizes expected performance as part of its due diligence process. While past performance is considered important, it cannot predict future performance. Accordingly, the Sub-Adviser combines knowledge of the key drivers of performance with proprietary tools to estimate expected returns. Each Private Markets Investment Funds and Direct Co-Investment is scrutinized in an attempt to determine the management team’s ability to achieve top-quartile performance. During the investigation process, the Sub-Adviser builds a due diligence file for each investment opportunity.

The due diligence process results in the preparation of a due diligence report, which is presented to and discussed with the Sub-Adviser’s Investment Committee. While the specific factors that drive performance differ between managers, the Sub-Adviser does follow a broad set of investment criteria designed to identify and support managers that provide a differentiated offering and have what the Sub-Adviser believes to be a clear competitive advantage in their articulated strategy. The Sub-Adviser’s specific criteria follow:

•	Strategy addresses a sustainable market inefficiency or anomaly
•	Identifiable and understandable value drivers
•	Demonstrated operational, financial or strategic expertise
•	Verifiable and consistent success executing proposed strategy
•	Track record that supports investment thesis prospectively
•	Organizational structure to support long term success
•	Acceptable investment terms
•	Manager integrity, reputation and alignment
•	Adequate private equity infrastructure in target geography

For monitoring purposes, the Sub-Adviser collects data from underlying investments on a quarterly basis, at the fund and portfolio company level. Each senior investment professional is assigned coverage of relationships and is responsible for reviewing the performance and valuation of selected funds and their underlying portfolio companies. The Sub-Adviser’s personnel review the valuation methodology of each firm and must sign off on the valuations of underlying investments. The Sub-Adviser also holds regular quarterly calls or meetings with managers to assess the progress of each portfolio company. This quarterly review is supplemented by audited financial reports from managers, attendance at annual investor meetings and other regular contact with managers.

TYPES OF INVESTMENTS AND RELATED RISKS

The value of a Feeder Fund’s net assets may fluctuate in response to fluctuations in the value of the Portfolio Investments in which the Master Fund invests. Discussed below are the investments generally made by Private Markets Investment Funds and where applicable, the Master Fund directly, and the principal risks that the Sub-Adviser and the Funds believe are associated with those investments. The Master Fund’s Direct Co-Investments generally will consist of investments held or able to be held by a Private Markets Investment Funds. Accordingly, the Master Fund will be exposed to such risks directly through its Direct Co-Investments rather than indirectly through its investments in Private Markets Investment Funds. These risks will, in turn, have an effect on the Feeder Funds through their investment in the Master Fund. The Master Fund does not currently intend to make other types of direct investments, except that, in response to adverse market, economic or political conditions, the Master Fund may invest temporarily in high quality fixed income securities, money market instruments and affiliated or unaffiliated money market funds or may hold cash or cash equivalents for temporary defensive purposes. In addition, the Master Fund may also make these types of investments pending the investment of assets in Private Markets Investment Funds or Direct Co-Investments or to maintain the liquidity necessary to effect repurchases of the Master Fund’s Shares. When the Master Fund takes a defensive position or otherwise makes these types of investments, it may not achieve its investment objective.

No guarantee or representation is made that the investment program of the Funds will be successful, that the various investments selected by the Master Fund will produce positive returns or avoid losses or that the Funds will achieve their investment objectives.

The following discussions of the various risks associated with the Feeder Funds and their Shares are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Funds. Prospective investors should read this entire Prospectus and consult with their own advisors before deciding whether to invest in a Feeder Fund. In addition, as the Funds’ investment program changes or develops over time, an investment in a Fund may be subject to risk factors not described in this Prospectus. The Feeder Funds will update this Prospectus to account for any material changes in the risks involved with an investment in the Feeder Funds.

General Investment Risk

Nature of the Fund. The Master Fund may make investments in Private Markets Investment Funds, the managers of which may have relatively short track records and that may rely on a limited number of key personnel. Such Private Markets Investment Funds may in turn invest in portfolio companies that have no, or relatively short, operating histories, which may have to compete with other companies with greater resources, which are also dependent upon a few key individuals for the successful development and manufacture of products, management, marketing or other critical functions, which may be engaged in a rapidly changing business with products subject to substantial risk of obsolescence or which may require substantial additional capital to support. The Master Fund will not necessarily have the opportunity to evaluate the economic, financial and other information that will be used by the managers of the Private Markets Investment Funds in their selection, structuring, monitoring, and disposition of assets.

Master-Feeder Structure. The Feeder Funds and the Master Fund are part of a "master-feeder" structure. While it currently has no intention to do so, the Master Fund may accept investments from other investors, including other investment vehicles that are managed or sponsored by the Sub-Adviser, or an affiliate thereof, which may or may not be registered under the 1940 Act and which may be established in jurisdictions outside of the U.S. Because each feeder fund may be subject to different investment minimums, feeder-specific expenses and other terms, one feeder fund may offer access to the Master Fund on more attractive terms, or could experience better performance, than the other feeder fund. In addition, because each Feeder Fund incurs expenses that may not be incurred by other investors investing directly or indirectly in the Master Fund, such investors may experience better performance than investors in a Feeder Fund. If other investors in the Master Fund, including other investment vehicles that are managed or sponsored by the Sub-Adviser or an affiliate thereof, request to have their Master Fund Shares repurchased, this may reduce the amount of a Feeder Fund's Master Fund Shares that may be repurchased by the Master Fund and, therefore, the amount of Feeder Fund Shares that may be repurchased by a Feeder Fund.

Multiple Levels of Expense. Shareholders will pay the fees and expenses of a Feeder Fund and will indirectly bear the fees and expenses of the Master Fund and accordingly will indirectly bear the fees, expenses and carried interest (if any) of the Private Markets Investment Funds in which the Master Fund invests. This will result in greater expense to the Shareholders than if such fees, expenses and, as applicable, carried interest were not charged by the Master Fund, the Feeder Funds and the Private Markets Investment Funds.

Operating Deficits. The expenses of operating each Fund (including the Management Fee payable to the Adviser by the Master Fund) are likely, especially in the early years, to exceed each Fund’s income and gain, thereby requiring that the difference be paid out of Fund assets. The Adviser has entered into an agreement to limit certain Fund expenses. However, the Adviser is under no obligation to continue this agreement beyond its term, and certain expenses are excluded from this agreement that are thus borne by Shareholders. See “Summary of Fees and Expenses” for additional information on Fund fees and expenses and the agreement limiting certain Fund expenses.

Limited or No Operating History. Each Fund is newly formed and, with respect to the DWPM Fund, has a limited operating history, or with respect to the Tender Offer Fund, no operating history, upon which potential investors can evaluate its likely performance. The prior investment performance of the Adviser or Sub-Adviser and the historical results of investment funds managed by the Sub-Adviser, or of private equity investment funds managed by the managers of the Private Markets Investment Funds, are not guarantees or predictions of the results that the Funds will achieve. In addition, the Funds may not be able to raise a sufficient level of assets to support their operations, in which case the Adviser and Sub-Adviser may determine to discontinue operating the Funds and liquidate the Funds’ assets. Please see “Types of Investments and Related Risks – Illiquidity of Investments” below for risks associated with liquidating a Fund’s assets, which may be heightened if the Adviser and Sub-Adviser determine to liquidate the entire portfolio of a Fund.

Limitations on Transfer. The transferability of Shares is subject to certain restrictions contained in each Feeder Fund’s Declaration of Trust and is affected by restrictions imposed under applicable securities laws. Shares are not traded on any national securities exchange or other market. While it is anticipated that Shareholders will be able to attempt to buy and sell DWPM Fund Shares through the NFS auction process discussed in this Prospectus, there can be no guarantees that such a process will develop or, if it does develop, perform as intended. Therefore, Shares should only be acquired by investors able to commit their funds for an indefinite period of time.

Repurchase Risks. Any repurchase of Shares by a Fund will only be made at such times, in such amounts and on such terms as may be determined by the Board, in its sole discretion. No Fund is required to repurchase Shares at any time. A Feeder Fund will conduct repurchase offers on a schedule and in amounts that will depend on the Master Fund's repurchase offers. A Feeder Fund will only provide offers to repurchase concurrent with the Master Fund. The DWPM Fund’s ability to repurchase its Shares via tender offers is extremely limited, and Shareholders should not rely on the DWPM Fund to repurchase shares as a means of disposing of their investment in the DWPM Fund. The Adviser and Sub-Adviser currently expect that, generally, they will recommend to the Board that each repurchase offer by the Tender Offer Fund should apply to no more than 5% of the net assets of the Master Fund, although the Adviser and Sub-Adviser may recommend that a greater amount be repurchased at their discretion. The Adviser and Sub-Adviser also may recommend that the Board approve repurchases of Tender Offer Fund Shares more frequently than annually. Certain Share repurchases may be subject to an early repurchase fee at a future date if implemented by a Fund.

With respect to any future repurchase offer, Shareholders tendering any Shares for repurchase must do so by a date specified in the notice describing the terms of the repurchase offer (the “Notice Date”). The Notice Date generally will be approximately 90 days prior to the date as of which the Shares to be repurchased are valued by a Fund (the “Valuation Date”). Tenders will be revocable upon written notice to the Fund until the Notice Date. Shareholders that elect to tender any Shares for repurchase will not know the price at which such Shares will be repurchased until the Fund’s NAV as of the Valuation Date is able to be determined. General economic and market conditions, or specific events affecting one or more underlying Portfolio Investments, could cause a decline in the value of Shares in a Feeder Fund after a Shareholder elects to tender Shares through the date that the Fund values such Shares for repurchase. Therefore, the value of a Shareholder’s Shares at the time a Fund repurchases such Shares may be lower relative to the date that the Shareholder elected to tender such Shares. Moreover, because the Notice Date will be substantially in advance of the Valuation Date, Shareholders who tender Shares of a Fund for repurchase will receive their repurchase proceeds well after the Notice Date and will not know the amount of such proceeds prior to making a decision to tender. Shareholders who require minimum annual distributions from a retirement account through which they hold shares should consider a Fund’s schedule for repurchase offers and submit repurchase requests accordingly.

In addition, the Master Fund’s investments in Portfolio Investments are subject to lengthy lock-up periods where the Master Fund will not be able to dispose of such investments except through secondary transactions with third parties, which may occur at a significant discount to NAV and which may not be available at any given time. There is no assurance that third parties will engage in such secondary transactions, and the Master Fund may require and be unable to obtain the Private Markets Investment Fund’s consent to effect such transactions. The Funds may need to suspend or postpone repurchase offers if the Master Fund is not able to dispose of its interests in Portfolio Investments in a timely manner. When the Master Fund disposes of Portfolio Investments to raise cash to facilitate repurchases, the Master Fund will not be as fully invested in Portfolio Investments as it was prior to such dispositions and thus may not be able to achieve returns at a level that it would if it was more fully invested.

Substantial requests for a Fund to repurchase Shares could require a Fund to liquidate certain of its investments more rapidly than otherwise desirable in order to raise cash to fund the repurchases and achieve a market position appropriately reflecting a smaller asset base. This could have a material adverse effect on the value of the Shares.

To the extent a Fund obtains repurchase proceeds by the Master Fund’s disposition of its interest in certain Private Market Assets, the Master Fund will thereafter hold a larger proportion of its assets in the remaining Private Market Assets, some of whose interests at times may be less liquid or illiquid. This could adversely affect the ability of a Fund to fund subsequent repurchase requests of Shareholders or to conduct future repurchases at all. In addition, after giving effect to such dispositions, the remaining Portfolio Investments may not reflect the Sub-Adviser’s ideal judgments as to the desired portfolio composition of the Master Fund’s Portfolio Investments, in that the Master Fund’s, and thus the Feeder Funds’, performance may be tied to the performance of fewer Portfolio Investments and/or may not reflect the Sub-Adviser’s judgment as to the Funds’ optimal exposure to particular asset classes or investment strategies. These consequences may be particularly applicable if a Fund received requests to repurchase substantial amounts of Shares and may have a material adverse effect on the Fund’s ability to achieve its investment objective and the value of the Shares.

In addition, substantial repurchases of Shares could result in a sizeable decrease in a Fund’s net assets, resulting in an increase in the Fund’s total annual operating expense ratio. An affiliate of the Adviser has contributed the initial seed capital to the DWPM Fund and, accordingly, likely will constitute the DWPM Fund’s largest shareholder for at least the first year after the Fund commences operations. If the Adviser’s affiliate participates in an Exchange and repurchase offer during a time when it remains the DWPM Fund’s largest Shareholder, the ability of other Shareholders to have their desired amount of Shares repurchased may be especially reduced.

Further, if a Fund borrows money to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing the Fund expenses and reducing any net investment income. A Fund must maintain asset coverage of at least 300% of its indebtedness, including amounts borrowed and guaranteed, at the time it borrows money to finance repurchases.

Nasdaq Secondary Fund Auction Risk. There can be no guarantee that the NFS auction process will function as intended or that there will be sufficient investor demand to support regular monthly auctions. Even if the NFS auction process is operationally functional, Shareholders may be unable to sell their DWPM Fund Shares at the price they desire or at any price at all. It is likely that Shares sold at auction will receive a price that is less than the DWPM Fund’s most recently calculated NAV, and depending on buy side interest in a particular auction, the price could be substantially below NAV.

Availability of Suitable Investments. Although the Sub-Adviser believes that it should be able to find, and negotiate satisfactory terms for, suitable investments in sufficient quantity for the Master Fund, changes in various factors (including, among other factors, the interest rate environment, inflation, general economic conditions, securities market conditions, competition from other investors, tax burdens, foreign exchange rates and foreign political upheaval or instability) may adversely affect the availability of attractive investment opportunities for the Master Fund. Accordingly, there can be no assurances that the Master Fund will be able to invest fully or that suitable investment opportunities will be available.

Economic Environment. If market conditions deteriorate, the level of attractive investment opportunities for the Master Fund and the Private Markets Investment Funds may decline from the Sub-Adviser’s current expectations. It is possible that the Master Fund and the Private Markets Investment Funds may take a longer than anticipated time to invest capital, and as a result, for some period of time, the Master Fund may be relatively concentrated in a limited number of investments. Further, the Master Fund and the Private Markets Investment Funds may experience increased difficulty exiting an existing investment if a need for liquidity arises. Certain investments may be liquidated at a lower price than the Sub-Adviser believes reflects the asset’s fair value.

Diverse Shareholders. The Shareholders in a Feeder Fund may include persons or entities located in various jurisdictions that may have conflicting investment, tax and other interests with respect to their investments in the Feeder Fund. As a result, conflicts of interest may arise in connection with decisions made by the Sub-Adviser that may be more beneficial for one type of Shareholder than for another type of Shareholder.

General Economic and Market Risk. Through its Portfolio Investments, the Master Fund will have investments in companies that are sensitive to movements in the overall economy or in those companies’ industrial or economic sectors. In addition, the trading prices or market values of these portfolio companies may be affected adversely by general securities market conditions or by factors specific to such portfolio companies. A recession or an adverse development in the U.S. and/or foreign securities markets might have an adverse impact on some or all of the investments of the Master Fund, and thus the value of an investment in the Feeder Funds.

Illiquidity of Investments. An investor’s participation in a Feeder Fund requires a long-term commitment, with no certainty of return. The Sub-Adviser does not expect the Master Fund to receive substantial amounts of income or to realize substantial gains over the near term. The Master Fund’s investments in Private Markets Investment Funds, and most of the portfolio investments of such Private Markets Investment Funds, and the Master Fund’s Direct Co-Investments will be highly illiquid, are likely to require holding periods of several years, and will be subject to restrictions on resale. Each Feeder Fund reserves the right to make distributions to Shareholders in kind. Shareholders may not be able to dispose of assets distributed in kind, and likely will incur costs and expenses if they are able to dispose of such assets.

Certain investments may be illiquid because, for example, they are subject to legal or other restrictions on transfer or there is no liquid market for such investments. Valuation of such investment may be difficult or uncertain because there may be limited information available about the issuers of such investments. The market prices, if any, for such investments tend to be volatile and may not be readily ascertainable and the Master Fund or a Private Markets Investment Fund may not be able to sell them when it desires to do so or to realize what it perceives to be their fair value in the event of a sale. The sale of restricted and illiquid investments often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of investments eligible for trading on national securities exchanges or in the over-the-counter markets. The Master Fund or Private Markets Investment Funds may not be able to readily dispose of such illiquid investments and, in some cases, may be contractually prohibited from disposing of such investments for a specified period of time. As a result, the Master Fund or Private Markets Investment Funds may be required to hold such investments despite adverse price movements. Even those markets which the Sub-Adviser or a general partner or manager of a Private Markets Investment Fund expects to be liquid can experience periods, possibly extended periods, of illiquidity. Occasions have arisen in the past where previously liquid investments have rapidly become illiquid.

Difficulty of Valuing the Master Fund’s Investments. Generally, there will be no readily available market for the Master Fund’s investments and, hence, the valuation of the Master Fund’s investments is difficult and not without uncertainty and may not necessarily reflect the valuation of any such investment’s underlying assets. Valuations of the Master Fund’s investments will be determined by the Sub-Adviser in its sole discretion and will be final and conclusive to all of the Shareholders. The Sub-Adviser may face a conflict of interest in valuing investments that lack a readily accessible market value as the value of the assets held by the Fund will affect the compensation of the Sub-Adviser.

Inability to Meet Investment Objective or Investment Strategy. The success of the Fund depends upon the ability of the Manager to identify, select, develop and invest in Portfolio Investments that the Sub-Adviser believes offer the potential of superior relative returns. Similarly, the success of each of the Private Markets Investment Funds depends on the availability of appropriate investment opportunities and the ability of the general partners of such Private Markets Investment Funds to identify, select, develop and invest in appropriate investments. The availability of such opportunities will depend, in part, upon general market conditions. Factors beyond the Sub-Adviser’s control also may limit the availability of certain investments. For example, certain venture capital funds have announced they will not allow funds of funds to invest in their latest funds. It is possible that other private equity funds will be similarly reluctant to accept commitments from funds of funds due to concerns related to access to, and confidentiality of, information. Although the Sub-Adviser believes that significant investment opportunities currently exist, there can be no assurance that they will continue to exist or that the Sub-Adviser or the manager of any Private Markets Investment Fund will be able to identify, select, develop and invest in a sufficient number of opportunities to permit the Master Fund to invest all of their capital commitments or to diversify their portfolio investments to the extent described herein. In addition, as the number of funds managed by the Sub-Adviser increases, the portion of an investment opportunity allocated to any one fund (including the Master Fund) may decrease.

Performance of Investments. The performance of each Private Markets Investment Fund will be affected by the performance of each of such Private Markets Investment Fund’s underlying investments. Many factors will contribute to the performance of each such investment including: default rates and levels and timing of recoveries on investments; the reinvestment rates obtained in connection with the purchase of such investments or in connection with the reinvestment of proceeds in temporary cash equivalent investments; and the reinvestment rates obtained in connection with the purchase of such investments or in connection with the reinvestment of proceeds in temporary cash equivalent investments, among other factors.

In addition, the performance of Private Markets Investment Funds are difficult to measure and therefore such measurements may not be as reliable as performance information for other investment products because, among other things: (i) there is often no market for underlying investments, (ii) Private Markets Investment Funds take years to achieve a realization event and are difficult to value before realization, (iii) Private Markets Investment Funds are made over time as capital is drawn down from investments, (iv) the performance record of their investments are not established until the final distributions are made, which may be 10-12 years or longer after the initial closing and (v) industry performance information for Private Markets Investment Funds’ investments may be skewed upwards due to survivor bias and lack of reporting by underperforming managers.

Leverage. The Master Fund may borrow money in connection with its investment activities, to satisfy repurchase requests from Shareholders and to otherwise provide the Master Fund with liquidity. Specifically, the Master Fund may borrow money through a credit facility or other arrangements to fund investments in Private Markets Investment Funds, subject to the limitations of the 1940 Act. The Master Fund may also borrow money through a credit facility or other arrangements to manage timing issues in connection with the acquisition of its investments (e.g., to provide the Master Fund with temporary liquidity to acquire investments in Private Markets Investment Funds in advance of the Master Fund’s receipt of proceeds from the realization of other Private Markets Investment Funds or additional sales of Shares).

To the extent the Master Fund borrows money or otherwise leverages its investments, the favorable and unfavorable effects of price movements in the Master Fund’s investments will be magnified. In addition, the Master Fund’s Direct Co-Investments, the portfolio investments of the Private Markets Investment Funds in which the Master Fund may invest, and, thus, such Private Markets Investment Funds, are expected to employ or involve significant leverage and/or credit risk. Such portfolio investments may include companies whose capital structures have significant leverage, such as would be the case following a leveraged buyout or management buying transaction. The leveraged capital structure of such portfolio investments would increase their exposure to adverse economic factors such as rising interest rates, downturns in the economy or deterioration in the condition of the portfolio company or its industry. A highly leveraged company is generally more sensitive to downturns in its business and to changes in prevailing economic conditions than is a company with a lower level of debt. A company that is already highly leveraged may be less able to raise additional capital or financing to meet unanticipated contingencies. Other investments in which the Master Fund may participate directly or indirectly, such as distressed securities and other special situations, may also involve exposure to interest-rate or credit risk.

The Master Fund may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate. In addition, a lender to the Master Fund may terminate or refuse to renew any credit facility into which the Master Fund has entered. If the Master Fund is unable to access additional credit, it may be forced to sell its interests in Private Markets Investment Funds at inopportune times, which may further depress the returns of the Master Fund.

The Asset Coverage Requirement requires the Master Fund to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the Master Fund incurs the indebtedness. This requirement means that the value of the Master Fund’s total indebtedness may not exceed one third of the value of its total assets (including the indebtedness). The 1940 Act also requires that dividends may not be declared if this Asset Coverage Requirement is breached. The Master Fund’s borrowings will at all times be subject to this 300% Asset Coverage Requirement.

Non-Diversification Risk. The Private Markets Investment Funds in which the Master Fund may invest may participate in a limited number of portfolio investments and, as a consequence, the aggregate return of the Private Markets Investment Funds may be substantially adversely affected by the unfavorable performance of even a single portfolio investment. Similarly, the Master Fund will invest in a limited number of Portfolio Investments and, as a consequence, the aggregate return of the Master Fund, and accordingly the Funds, may be substantially adversely affected by the unfavorable performance of even a single Portfolio Investment. However, the Funds intend to satisfy the asset diversification requirements for qualifying as a RIC under the Internal Revenue Code.

Control of Portfolio Companies. A Private Markets Investment Fund (alone, or together with other investors) may be deemed to have a control position with respect to some portfolio companies in which it invests that could expose it to liabilities not normally associated with minority equity investments, such as additional risks of liability for environmental damage, product defects, failure to supervise management, violation of governmental regulations and other types of liability in which the limited liability generally characteristic of business operations may be ignored.

Reliance on Management. Unless otherwise provided by the 1940 Act, investors will have no right or power to participate in the management of a Feeder Fund or remove or replace the Adviser or the Sub-Adviser. All decisions with respect to the management of a Feeder Fund will be made by the Adviser and Sub-Adviser, with all investment decisions made exclusively by the Sub-Adviser, who, among other things, will select the investments of the Master Fund. The managers and general partners of the Private Markets Investment Funds selected by the Sub-Adviser will in turn make all decisions with respect to the assets invested in such Private Markets Investment Funds. The Sub-Adviser will have no direct management authority with respect to either the Private Markets Investment Funds or their portfolio companies and will be relying largely on the management skills of the advisors and managers of the Private Markets Investment Funds and their portfolio companies. The success of a Feeder Fund will be dependent upon, among other things, the financial judgment and abilities of the Sub-Adviser and the managers and general partners of the Private Markets Investment Funds and their affiliates. Of course, past performance of the Sub-Adviser and the managers or general partners of the Private Markets Investment Funds is not a guarantee of future results.

Possibility of Fraud and Other Misconduct. When the Master Fund invests in the Private Markets Investment Funds, the Master Fund does not have custody of the assets or control of its investment by the Private Markets Investment Funds. The Private Markets Investment Funds could divert or abscond with the Master Fund’s assets, fail to follow agreed upon investment strategies, provide false reports of operations, or engage in other misconduct, resulting in losses to the Master Fund and consequently the Feeder Funds. Such misconduct is very difficult or impossible to detect and may not come to light until substantial losses have been incurred.

Foreign Investments. The Master Fund may invest in Private Markets Investment Funds that have portfolio investments outside of the United States. Foreign investments involve certain factors not typically associated with investing in U.S. businesses and securities. For instance, investments in non-U.S. businesses (i) may require government approvals under corporate, securities, exchange-control, non-U.S. investment and other similar laws and regulations, and (ii) may require financing and structuring alternatives and exit strategies that differ substantially from those commonly in use in the U.S. Risks of non-U.S. investing may include, in general, risks relating to (i) currency exchange matters, including fluctuations in the rate of exchange between the U.S. dollar and various foreign currencies in which a Private Markets Investment Fund’s investments are denominated, and costs associated with conversion of investment principal and income from one currency into another; (ii) differences between the U.S. and foreign securities markets, including potential price volatility in and relative illiquidity of some foreign securities markets, extended settlement times, the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and less government supervision and regulation; (iii) certain economic and political factors, including potential exchange control regulations and restrictions on foreign investment and repatriation of capital, the risks of political, economic or social instability and the possibility of expropriation or confiscatory taxation; (iv) the possible imposition of foreign taxes on income and gain recognized with respect to such securities; and (v) difficulties in obtaining and enforcing judgments in foreign jurisdictions.

United Kingdom Exit from the EU. On January 31, 2020, the United Kingdom (the “UK”) formally withdrew from the European Union (the “EU”) (commonly referred to as “Brexit”) and entered an 11-month transition period during which the UK remained part of the EU single market and customs union, the laws of which governed the economic, trade and security relations between the UK and EU. The transition period concluded on December 31, 2020, and the UK left the EU single market and customs union under the terms of a new trade agreement. The agreement governs the new relationship between the UK and EU with respect to trading goods and services, but critical aspects of the relationship remain unresolved and subject to further negotiation and agreement. The political, regulatory and economic consequences of Brexit are uncertain, and the ultimate ramifications may not be known for some time. The effects of Brexit on the UK and EU economies and the broader global economy could be significant, resulting in negative impacts, such as business and trade disruptions, increased volatility and illiquidity, and potentially lower economic growth of markets in the UK, EU and globally, which could negatively impact the value of a Fund’s investments. Brexit could also lead to legal uncertainty and politically divergent national laws and regulations while the new relationship between the UK and EU is further defined and the UK determines which EU laws to replace or replicate. Additionally, depreciation of the British pound sterling and/or the euro in relation to the U.S. dollar following Brexit could adversely affect Fund investments denominated in the British pound sterling and/or the euro, regardless of the performance of the investment. Whether or not a Fund invests in securities of issuers located in Europe or with significant exposure to European issuers or countries, these events could negatively affect the value and liquidity of a Fund’s investments due to the interconnected nature of the global economy and capital markets.

Secondary Investments. The Master Fund may acquire Secondary Fund Investments from existing investors, and in certain cases from the issuers of such interests or other third parties. In many cases, the Master Fund will not have the opportunity to negotiate the terms of its Secondary Fund Investments, including any special rights or privileges. In addition, valuation of Secondary Fund Investments may be difficult, since there generally will be no established market for such interests or for the securities of privately held portfolio companies that such Secondary Fund Investments may own. Moreover, the purchase price of Secondary Fund Investments will be subject to negotiation with the sellers of such interests. The overall performance of the Master Fund, and therefore the Feeder Funds, may depend in part on the acquisition price paid by the Master Fund for its Secondary Fund Investments and the structure of such acquisitions. The Sub-Adviser may have the opportunity to acquire, for the account of the Master Fund, a portfolio of Secondary Fund Investments from a seller on an “all or nothing” basis. In some such cases, certain of the Secondary Fund Investments may be less attractive than others, and certain of the managers of the Secondary Fund Investments may be more experienced or highly regarded than others. In addition, the Master Fund may invest in Secondary Fund Investments with other investors through the use of joint ventures and similar arrangements. If structured as such, the tax consequences of an investment in a Feeder Fund may be different than otherwise described herein, including, for example, the amount, timing and character of distributions by a Feeder Fund. Moreover, the historical performance of the managers of Private Markets Investment Funds is not a guarantee or prediction of their future performance, which can vary considerably. In addition, the diligence process for Secondary Fund Investments may differ from the diligence process conducted in connection with Primary Fund Investments.

Timing of Investment Risk. The Master Fund’s Portfolio Investments may consist of Primary Fund Investments and Secondary Fund Investments. Returns on Primary Fund Investments may take longer to realize than returns on Secondary Fund Investments. The Master Fund also may be able to purchase Secondary Fund Investments at a discount, whereas investments in Primary Fund Investments generally are not available at a discount. Accordingly, a Shareholder that invests in a Feeder Fund at a time when the Master Fund is invested in Primary Fund Investments on which it has not yet begun to realize returns may experience lower returns than a Shareholder that invests in a Feeder Fund at a time when the Master Fund is more heavily invested or investing in Secondary Fund Investments. Further, Shareholders that invest in a Feeder Fund at a time when the Master Fund is selling Portfolio Investments to meet liquidity requirements may experience lower returns than a Shareholder that invests in a Feeder Fund at a time when the Master Fund is more fully invested in Portfolio Investments.

Distressed, Special Situations and Venture Investments. Investments in distressed companies and new ventures are subject to greater risk of loss than investments in companies with more stable operations or financial condition. New ventures may require considerable additional capital to develop technologies and markets, acquire customers and achieve or maintain a competitive position. This capital may not be available at all, or on acceptable terms. Further, the technologies and markets of such companies may not develop as anticipated, even after substantial expenditures of capital. Such companies may face intense competition from established companies with much greater financial and technical resources, more extensive development, manufacturing, marketing and service capabilities, and a greater number of qualified managerial and technical personnel.

Emerging Markets. The Master Fund may invest, directly or indirectly, in portfolio companies based in emerging markets. The Sub-Adviser considers an emerging markets country to be a country included in the MSCI Emerging Markets Index. The securities markets of emerging countries are generally smaller, less developed, less liquid, and more volatile than the securities markets of the United States and of developed foreign markets. Disclosure and regulatory standards in emerging markets are in many respects less stringent than in the United States and in developed foreign markets. There also may be a lower level of monitoring and regulation of securities markets in emerging market countries and the activities of investors in such markets and enforcement of existing regulations has been extremely limited. Many emerging countries have experienced substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had and may continue to have very negative effects on the economies and securities markets of certain emerging countries. Economies in emerging markets generally are heavily dependent upon international trade and, accordingly, have been and may continue to be affected adversely by trade barriers, exchange controls, managed adjustments in relative currency values, and other protectionist measures imposed or negotiated by the countries with which they trade. The economies of countries with emerging markets may also be predominantly based on only a few industries or dependent on revenues from particular commodities. In many cases, governments of emerging countries continue to exercise significant control over their economies, and government actions relative to the economy, as well as economic developments generally, may affect the capacity of issuers of emerging country debt instruments to make payments on their debt obligations, regardless of their financial condition. In addition, there is a heightened possibility of expropriation or confiscatory taxation, imposition of withholding taxes on interest payments, or other similar developments that could affect investments in those countries. There can be no assurance that adverse political changes will not cause a loss of any or all of an investment and, in the case of fixed-income securities, interest thereon. It also may be difficult to enforce contractual or other legal rights in certain countries. For example, legal proceedings in certain jurisdictions may take many years longer to conclude than similar proceedings in more developed countries. Moreover, once a judgment is obtained, a variety of causes may make enforcement or collection of that judgment difficult.

Market Disruption Risk and Terrorism Risk. The military operations of the United States and its allies, the instability in various parts of the world and the prevalence of terrorist attacks throughout the world could have significant adverse effects on the global economy. In addition, certain illnesses spread rapidly and have the potential to significantly affect the global economy. Terrorist attacks, in particular, may exacerbate some of the foregoing risk factors. A terrorist attack involving, or in the vicinity of, a portfolio company in which the Master Fund or a Private Markets Investment Fund invests may result in a liability far in excess of available insurance coverage. The Sub-Adviser cannot predict the likelihood of these types of events occurring in the future nor how such events may affect the investments of the Master Fund.

Natural Disaster/Epidemic Risk. Natural or environmental disasters, such as earthquakes, fires, floods, hurricanes, tsunamis, and other severe weather-related phenomena generally, and widespread disease, including pandemics and epidemics, have been and can be highly disruptive to economies and markets, adversely impacting individual companies, sectors, industries, markets, currencies, interest and inflation rates, credit ratings, investor sentiment, and other factors affecting the value of a Fund’s investments. Given the increasing interdependence among global economies and markets, conditions in one country, market, or region are increasingly likely to adversely affect markets, issuers, and/or foreign exchange rates in other countries. These disruptions could prevent a Fund from executing advantageous investment decisions in a timely manner and could negatively impact the Fund’s ability to achieve its investment objective. Any such event(s) could have a significant adverse impact on the value and risk profile of a Fund. Recent examples include pandemic risks related to COVID-19 and aggressive measures taken worldwide in response by governments, including closing borders, restricting international and domestic travel, and the imposition of prolonged quarantines of large populations, and by businesses, including changes to operations and reducing staff. The impact of the COVID-19 pandemic may be short term or may last for an extended period of time, and in either case could result in a substantial economic downturn or recession

Investment and Repatriation Restrictions. Foreign investment in securities of companies in certain of the countries in which the Master Fund may invest is restricted or controlled to varying degrees. Certain countries have laws and regulations that currently limit or preclude direct foreign investment in the securities of their companies. The risks relating to investments in non-U.S. securities may be heightened, for example, with respect to the possibility of nationalization or expropriation and limits on trade and foreign direct investment. In addition, certain countries may restrict or prohibit investment opportunities in issuers or industries deemed important to national interests. Such restrictions may affect the market price, liquidity and rights of securities that may be purchased by the Master Fund. Even where permitted, direct investments in certain companies may require significant government approvals under corporate, securities, foreign investment and other similar laws and may require financing and structuring alternatives that differ significantly from those customarily used in countries in other regions. These restrictions or controls may at times limit or preclude foreign investment above certain ownership levels or in certain sectors of the country’s economy and increase the costs and expenses of the Master Fund. While regulation of foreign investment has liberalized in recent years in some countries, there can be no assurance that more restrictive regulations will not be adopted in the future. Some countries require governmental approval for the repatriation of investment income, capital or the proceeds of sales by foreign investors and foreign currency. The Master Fund could be adversely affected by delays in, or a refusal to grant, any required governmental approval for repatriation of capital interests and dividends paid on securities held by the Master Fund, and income on such securities or gains from the disposition of such securities may be subject to withholding taxes imposed by certain countries or other jurisdictions. These measures could adversely affect the returns associated with certain investments of the Master Fund.

Competition. The business of investing in private markets opportunities, such as leveraged acquisitions, reorganizations, and private equity situations is highly competitive, and successfully sourcing investments can be problematic given the high level of investor demand some investment opportunities receive. In addition, the current private equity environment has become even more competitive as hedge funds have begun to compete for investment opportunities that have traditionally been targeted by private equity funds. Moreover, the identification of attractive investment opportunities is difficult and involves a high degree of uncertainty. There are no assurances that the Master Fund will be able to invest fully its assets or that suitable investment opportunities will be available.

Cybersecurity Risk. The failure in cybersecurity systems, as well as the occurrence of events unanticipated in disaster recovery systems and management continuity planning could impair the ability of a Fund to conduct business effectively. The occurrence of a disaster such as a cyberattack, a natural catastrophe, an industrial accident, events unanticipated in the Adviser’s or Sub-Adviser’s disaster recovery systems, or a support failure from external providers, could have an adverse effect on the ability of a Fund to conduct business and on its results of operations and financial condition, particularly if those events affect computer-based data processing, transmission, storage, and retrieval systems or destroy data. Such events could also have an adverse effect on the Private Markets Investment Funds or their respective managers.

The Funds will depend heavily upon computer systems to perform necessary business functions. Despite implementation of a variety of security measures, computer systems could be subject to cyberattacks and unauthorized access, such as physical and electronic break-ins or unauthorized tampering. Like other companies, the Sub-Adviser or the managers of the Private Markets Investment Funds may experience threats to their data and systems, including malware and computer virus attacks, unauthorized access, system failures and disruptions. If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, their computer systems and networks, or otherwise cause interruptions or malfunctions in their operations or the operations of the Master Fund, Fund or the Private Markets Investment Funds, which could result in reputational damage, financial losses, litigation, increased costs, and/or regulatory penalties.

Third parties with which a Fund will do business may also be sources of cybersecurity or other technological risks. Certain functions are outsourced and these relationships allow for the storage and processing of a Funds’ or Sub-Adviser’s information, as well as customer, counterparty, employee and borrower information. While the Sub-Adviser engages in actions to reduce exposure resulting from outsourcing, ongoing threats may result in unauthorized access, loss, exposure or destruction of data, or other cybersecurity incidents, with increased costs and other consequences, including those described above.

Lack of Regulatory Oversight. The Private Markets Investments Funds will not be registered as investment companies under the 1940 Act. The 1940 Act provides certain protections to investors and imposes certain restrictions on registered investment companies, none of which will be applicable to the Master Fund’s investments in Private Markets Investment Funds.

Legal, Tax and Regulatory Risks. Legal, tax and regulatory changes during the term of the Master Fund’s investments may adversely affect such investments. For example, from time to time the market for private equity transactions has been adversely affected by a decrease in the availability of senior and subordinated financing for such transactions, in part in response to regulatory pressure on providers of financing to reduce or eliminate their exposure to such transactions. Certain Private Markets Investment Funds or their portfolio companies may be in industries subject to extensive regulation by national governments and political subdivisions thereof. Certain regulations may prevent Private Markets Investment Funds or the Master Fund from making certain investments that they otherwise would make. Other regulations may require the Private Markets Investment Funds or the Master Fund to incur substantial additional costs or lengthy delays in connection with the completion of an investment. For example, a Fund may be subject to the regulations of the U.S. Federal Communications Commission (“FCC”) if it invests in an entity that has a direct or indirect interest in, owns or controls a “media company” (as defined by FCC regulations), such as a television or radio station, cable system or daily newspaper. These restrictions may, among other things, prohibit certain communications between an investor (or such investor’s officers, directors, partners or other officials) and the Sub-Adviser pertaining to the operations of the media company and may limit an investor from serving as an agent or employee of a Fund.

Each of the Adviser and Sub-Adviser has, or is part of a larger firm that has, multiple business lines active in several jurisdictions that are governed by a multitude of legal systems and regulatory regimes, some of which are new and evolving. The Funds, the Adviser, the Sub-Adviser and their affiliates are subject to a number of unusual risks, including changing laws and regulations, developing interpretations of such laws and regulations, and increased scrutiny by regulators and law enforcement authorities. Some of this evolution may be directed at the private fund industry in general or certain segments of the industry, and may result in scrutiny or claims against the Funds, the Adviser, the Sub-Adviser or their affiliates directly for actions taken or not taken by the Funds, the Adviser, the Sub-Adviser. These risks and their potential consequences are often difficult or impossible to predict, avoid or mitigate in advance, and might make some Portfolio Investments unavailable to the Master Fund. The effect on the Funds, the Adviser, the Sub-Adviser or any affiliate of any such legal risk, litigation or regulatory action could be substantial and adverse.

Market disruptions and the dramatic increase in the capital allocated to alternative investment strategies during recent years have led to increased governmental as well as self-regulatory scrutiny of the alternative investment fund industry in general. Certain legislation proposing greater regulation of the industry periodically is considered by Congress, as well as the governing bodies of non-U.S. jurisdictions. It is impossible to predict what, if any, changes in the regulations applicable to the Funds or the Private Markets Investment Funds may be instituted in the future. Any such regulation could have a material adverse impact on the profit potential of the Funds or the Private Markets Investment Funds.

Enhanced Scrutiny and Potential Regulation of the Private Investment Partnership Industry and the Financial Services Industry. Each Fund’s ability to achieve its investment objectives, as well as the ability of each Fund to conduct its operations, is based on laws and regulations that are subject to change through legislative, judicial, and/or administrative action. Future legislative, judicial, and/or administrative action could adversely affect each Fund’s ability to achieve its investment objectives, as well as the ability of each Fund to conduct its operations.

On July 21, 2010, President Obama signed into law the Dodd-Frank Act. The Dodd-Frank Act provided for a number of changes to the regulatory regime governing investment advisers and private investment funds, including the Adviser, the Sub-Adviser, and the Funds. Among other effects, the Dodd-Frank Act imposed increased recordkeeping and reporting obligations on the Adviser and the Sub-Adviser and on the managers of the Private Markets Investment Funds. Records and reports relating to the Funds that must be maintained by the Adviser and the Sub-Adviser and are subject to inspection by the SEC include (i) assets under management and use of leverage (including off-balance-sheet leverage), (ii) counterparty credit risk exposure, (iii) trading and investment positions, (iv) valuation policies and practices of the Funds, (v) type of assets held, (vi) side arrangements or side letters; (vii) trading practices; and (viii) certain other information. While the Dodd-Frank Act subjects such records and reports to certain confidentiality provisions and provides an exemption from the U.S. Freedom of Information Act (“FOIA”), no assurance can be given that the mandated disclosure of records or reports to the SEC or other governmental entities will not have a significant negative impact on the Funds, the Adviser or the Sub-Adviser. It is possible that the increased regulatory burden, along with the corresponding increase in compliance costs, may cause some sponsors of Private Markets Investment Funds to exit the private fund industry, thereby decreasing the pool of eligible funds for investments.

Each of the Adviser and the Sub-Adviser is required to comply with a variety of periodic reporting and compliance-related obligations under applicable laws (including, without limitation, the obligation of the Adviser and the Sub-Adviser and their affiliates to make regulatory filings with respect to the Funds and their activities under the Advisers Act (including, without limitation, Form PF and reports or notices in connection with the Alternative Investment Fund Managers Directive and/or U.S. Commodity Futures Tradition Commission-related matters)). In light of the heightened regulatory environment in which the Funds, the Adviser and the Sub-Adviser operate and the ever-increasing regulations applicable to private investment funds and their investment advisors, it has become increasingly expensive and time-consuming for the Funds, the Adviser, the Sub-Adviser and their affiliates to comply with such regulatory reporting and compliance-related obligations. Furthermore, various federal, state, and local agencies have been examining the role of placement agents, finders, and other similar service providers in the context of investment by public pension plans and other similar entities, including investigations and requests for information. The Adviser or the Sub-Adviser may be required to provide certain information regarding investors in the Funds to regulatory agencies and bodies in order to comply with applicable laws and regulations. There can be no assurance that any of the foregoing will not have an adverse impact on the Adviser or the Sub-Adviser or otherwise impede the Master Fund’s, and therefore each Feeder Fund’s, ability to effectively achieve its investment objectives.

Investment Banking and Other Fees. The manager of a Private Markets Investment Fund may receive the economic benefit of certain fees from its portfolio companies for investment banking services and in connection with unconsummated transactions (e.g., topping, break-up, monitoring, directors’, organizational and set-up fees, and financial advisory fees).

Material, Non-Public Information. Managers of the Private Markets Investment Funds may acquire confidential or material non-public information or be restricted from initiating transactions in certain securities. A Private Markets Investment Fund would not be free to act upon any such information. Due to these restrictions, a Private Markets Investment Fund may not be able to initiate a transaction that it otherwise might have initiated and may not be able to sell a portfolio investment that it might otherwise have sold.

Constraints of Confidentiality Agreements. In the course of its investment process, the Master Fund and/or the Sub-Adviser may be required to enter into confidentiality agreements with current or potential Private Markets Investment Funds, sellers of Secondary Fund Investments, portfolio companies and other counterparties that would prohibit the Master Fund and/or its affiliates from publicly disclosing sensitive information relating to certain investment opportunities. These arrangements could result in liabilities for the Master Fund or the Feeder Funds, in particular if a Shareholder that is required or compelled to publicly release information regarding its investments, such as pursuant to FOIA or other similar state or local disclosure laws applicable to such Shareholder, publicly discloses such information in response to an information request or otherwise. The Master Fund may choose, but is not required, to decline such investment opportunities in order to avoid the risk of exposing the Master Fund or the Feeder Funds to such liability. As a result, the Master Fund’s investment flexibility may be constrained by these concerns, which may affect the Sub-Adviser’s ability to broaden the Master Fund’s investment portfolios and attain the diversification it would otherwise prefer.

Provision of Managerial Assistance. A Private Markets Investment Fund, or the Master Fund through Direct Co-Investments, may obtain rights to participate substantially in and to influence substantially the conduct of the management of its portfolio companies that could expose such Private Markets Investment Fund or the Master Fund to claims by a portfolio company, its security holders and its creditors.

Disposition of Investments. In connection with the disposition of an investment in a portfolio company, a Private Markets Investment Fund may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of any business. A Private Markets Investment Fund may also be required to indemnify the purchasers of such investment to the extent that any such representation turns out to be inaccurate. These arrangements may result in contingent liabilities, which may ultimately have to be funded by the investors (including the Master Fund) in such Private Markets Investment Fund. The Master Fund, and therefore the Feeder Funds, may face similar risks with respect to dispositions of its Direct Co-Investments.

Failure to Make Capital Contributions. Typically, under its investment documentation or partnership agreement, a Private Markets Investment Fund may seek damages from an investor (such as the Master Fund) or impose upon the investor substantial penalties, such as the forfeiture of a substantial portion (e.g., 50% or more) of its investment in such Private Markets Investment Fund, if the investor fails to contribute a required installment of its capital commitment. A Private Markets Investment Fund may be unable to make planned investments if any of its investors fails to make required capital contributions, and may itself become subject to damages for breach of contract in respect of a planned investment. Accordingly, failure to make planned investments may adversely affect the value of the Master Fund’s investment in a Private Markets Investment Fund and accordingly the value of an investment in a Feeder Fund.

Indemnification. A Private Markets Investment Fund may indemnify its managers and their affiliates and personnel against claims, liabilities and expenses, including legal fees, incurred by them by reason of their activities on behalf of a Private Markets Investment Fund and its respective portfolio companies. The Master Fund’s indemnification obligations under such provisions generally will not be in excess of the Master Fund’s capital commitment to, plus distributions from, such Private Markets Investment Fund.

Tax Risks. The Master Fund does not currently anticipate being classified as a “publicly offered regulated investment company” under the applicable tax rules, which may require the imputation of such expenses to the Master Fund’s Shareholders. Certain expenses of a RIC that is not “publicly offered,” including advisory fees, may not be deductible by certain Shareholders, generally including individuals and entities that compute their taxable income in the same manner as an individual (thus, for example, a qualified pension plan is not subject to this rule). It is not expected that any Shareholders will directly hold shares of the Master Fund and accordingly the aforementioned rule regarding the imputation of expenses are not expected to apply. However, because the Master Fund is not anticipated to be “publicly offered” under the Internal Revenue Code, the Master Fund will be subject to limitations on the deductibility of certain “preferential dividends.” In general, a dividend is preferential unless it is distributed pro rata to Shareholders, with no preference to any share of stock compared with other shares of the same class, and with no preference to one class as compared with another class, except to the extent the class is entitled to a preference. If the Internal Revenue Service (the “IRS”) or a court were to determine that the Master Fund paid a preferential dividend, then all dividends paid with respect to the class of stock for which the preferential dividend was paid would not be deductible by the Master Fund, and the Master Fund and Feeder Fund could lose its tax status as a RIC. In that case, the Master Fund’s taxable income (including its net capital gain) would be subject to federal corporate tax at the regular rate without any deduction for distributions to Shareholders, and such distributions would be taxable as ordinary dividends to the extent of the Fund’s current and accumulated earnings and profits.

The Master Fund or underlying Portfolio Investments will seek to restrict non-qualifying income from such investments that do not generate qualifying income, to a maximum of 10% of its gross income (when combined with its other investments that produce non-qualifying income) to comply with the “Gross Income Test” (as described in the section below titled “U.S. Federal Income Tax Matters”) necessary for the Master Fund to qualify as a RIC under Subchapter M of the Internal Revenue Code. To the extent the Master Fund invests in Portfolio Investments that make investments into portfolio companies that are partnerships or transparent for U.S. federal income tax purposes, the Master Fund may be allocated non-qualifying income from such portfolio companies. However, the Master Fund may generate more non-qualifying income than anticipated, may not be able to generate qualifying income in a particular taxable year at levels sufficient to meet the qualifying income test, or may not be able to accurately predict the non-qualifying income from these investments. Failure to comply with the Gross Income Test could have significant negative tax consequences to Fund Shareholders. Under certain circumstances, the Master Fund may be able to cure a failure to meet the Gross Income Test, but in order to do so the Master Fund may incur significant fund-level taxes, which would effectively reduce (and could eliminate) Shareholder’s returns.

The Master Fund may gain most of its exposure to certain operating portfolio companies and real estate through certain domestic and non-U.S. entities treated as corporations for U.S. federal income tax purposes within the limitations of the federal tax requirements of Subchapter M of the Internal Revenue Code for qualification as a RIC, either through direct investments in such entities or indirectly through investments in Private Markets Investment Funds that invest through such entities. To the extent the Master Fund invests through domestic corporate entities (that are not REITs), any income will likely be subject to the 21% corporate level tax before being distributed to the Master Fund as a dividend. To the extent that the Master Fund invests through non-U.S. corporate entities, such entities may be treated as “controlled foreign corporations” under the Internal Revenue Code. The “Subpart F” income (defined in Section 951 of the Internal Revenue Code to include certain passive income) of the Master Fund attributable to its investment in a “controlled foreign corporation” is “qualifying income” to the Master Fund to the extent that such income is derived with respect to the Master Fund’s business of investing in stock, securities or currencies. The Master Fund expects its “Subpart F” income attributable to its investment in such “controlled foreign corporations” to be derived with respect to the Master Fund’s business of investing in stock, securities or currencies and to be treated as “qualifying income.” The Adviser will carefully monitor the Master Fund’s investments in such corporate entities to ensure that no more than 25% of the Master Fund’s assets are treated as invested in a single “issuer” for purposes of the Asset Diversification Test (as described in the section below titled “U.S. Federal Income Tax Matters”). There are no assurances that the IRS will agree with the Master Fund’s determination of the “issuer” for certain of its investments for purposes of the Asset Diversification Test. Failure to comply with the Asset Diversification Test could cause the Master Fund to cease to qualify as a RIC or could require the Master Fund to reduce its exposure to certain of its investments, which may result in difficulty in implementing the Funds’ investment strategy. If the Master Fund did not qualify as a RIC for any taxable year and certain relief provisions were not available, the Fund’s taxable income would be subject to tax at the Fund level and to a further tax at the shareholder level when such income is distributed. Failure to comply with the requirements for qualification as a RIC would have significant negative tax consequences to the Shareholders of the Funds). See the “U.S. Federal Income Tax Matters” section below for further detail. Under certain circumstances, the Master Fund may be able to cure a failure to meet the Asset Diversification Test, but in order to do so the Master Fund may incur significant fund-level taxes, which would effectively reduce (and could eliminate) Shareholder’s returns. If a Fund invests in a controlled foreign corporation, the Fund will comply with the provisions of the 1940 Act governing investment policies and capital structure on an aggregate basis with the controlled foreign corporation.

In addition, the Master Fund’s investment in “controlled foreign corporations” may cause the Master Fund to recognize income without receiving cash with which to make distributions in amounts necessary to satisfy the Distribution Requirement and for avoiding the excise tax as described in the section below titled “U.S. Federal Income Tax Matters.” Accordingly, in order to avoid certain income and excise taxes, the Master Fund may be required to liquidate its investments at a time when the investment adviser might not otherwise have chosen to do so. Failure to satisfy the Distribution Requirement will result in taxation of the Funds as a regular corporation subject to a 21% corporate tax. In such a case, a Fund would not qualify for any dividends paid deductions and it would generally be taxed on the full amount of its taxable income and gains. In addition, dividend payments to Shareholders generally would be taxed as ordinary dividends even if such dividends are paid out of the Fund’s long-term capital gains.

Underlying partnerships in which the Master Fund may invest will deliver Schedules K-1 to the Master Fund to report its share of income, gains, losses, deductions and credits of such underlying partnerships. These Schedules K-1 may be delayed and may not be received until after the time that the DWPM Fund issues its tax reporting statements. As a result, the Feeder Funds may at times find it necessary to reclassify the amount and character of its distributions to investors after it issues a 1099 tax reporting document to investors.

If for any reason a Fund should lose its classification as a RIC, such loss could produce adverse tax consequences.

Key Personnel. The performance of the Funds will depend in significant part upon the skill and expertise of the key personnel of the Sub-Adviser and may be affected by key individuals joining or leaving the Sub-Adviser and its affiliates. The Sub-Adviser expects that such individuals will devote as much time as they believe is necessary to assist each Fund in achieving its investment objective; however, none of such individuals will devote substantially all of his or her working time to the affairs of the Funds. The loss of one or more of the Funds’ key personnel could have a material adverse effect on the performance of the Funds. In addition, the performance of the Private Markets Investment Funds will depend in significant part upon the skill and expertise of the key personnel of the Private Markets Investment Fund’s managers. The Funds will have little or no control on the amount of time such personnel will devote to the Private Markets Investment Funds or the ability of such Private Markets Investment Funds to retain key personnel. The loss of one or more key personnel could have a material adverse effect on the performance of the Private Markets Investment Funds, and thus of the Funds.

Risks Related to Electronic Communication. A Feeder Fund may provide to Shareholders statements, reports and other communications relating to the Fund and/or their Shares in electronic form, such as email or via a password protected website (“Electronic Communications”). Electronic Communications may be modified, corrupted, or contain viruses or malicious code, and may not be compatible with a Shareholder’s electronic system. In addition, reliance on Electronic Communications involves the risk of inaccessibility, power outages or slowdowns for a variety of reasons. These periods of inaccessibility may delay or prevent receipt of reports or other information by the Shareholders.

Potential Conflicts of Interest. As an international investment management firm, the Sub-Adviser and its affiliates engage in various financial, advisory and investment activities. Although these relationships and services should enable the Sub-Adviser to offer attractive opportunities to the Funds, such relationships and services may give rise to potential conflicts with the interests of the Funds and the Shareholders. Conflicts of interest described or contemplated herein and such other conflicts of interest that may arise from time to time will be resolved in the sole discretion of the Sub-Adviser and, as applicable, the Adviser. There can be no assurance that any actual or potential conflicts of interest will not adversely affect the Funds and the performance of the Funds, including, without limitation, the following:

Client Relationships. Each of the Adviser, the Sub-Adviser and their affiliates have long-term relationships and provide investment advisory and other services to many clients. Each of the Adviser and the Sub-Adviser may face conflicts of interest between activities or services performed for the Funds, on the one hand, and other clients on the other hand. In addition, each of the Adviser, the Sub-Adviser and their affiliates also have long-term relationships with a significant number of corporations and their respective senior managers, as well as with investors who may invest or may have invested in Private Markets Investment Funds and their underlying portfolio companies. In addition, members of affiliates of the Sub-Adviser may also serve on the advisory boards of Private Markets Investment Funds and their affiliated fund, on the boards of entities that serve as the managers or advisers of the Private Markets Investment Funds, or on the boards of operating companies, including Private Markets Investment Funds or their affiliates. These and other similar relationships may raise conflicts between the Funds and other parties and may not be resolved in favor of the Funds.

Other Activities of the Sub-Adviser. The Adviser and the Sub-Adviser each will devote such time as shall be reasonably necessary to conduct the business affairs of the Master Fund and the Fund in an appropriate manner, and it is expected that the managers of the Private Markets Investment Funds and their affiliates will devote such time as shall be reasonably necessary to conduct the business affairs of the Private Markets Investment Funds in an appropriate manner. However, the Adviser, the Sub-Adviser, their employees, such managers and their affiliates may continue to hold economic interests in, and furnish advisory, consulting and/or management services to, other persons or entities and with respect to similar or different investments. In certain circumstances, the ability of the Sub-Adviser to affect transactions may be restricted by applicable regulatory requirements and by internal policies designed to comply within such requirements. As a result, there may be periods when, as a result of the Sub-Adviser’s or its affiliates’ activities on behalf of other clients, they will not be able to engage in certain types of transactions on behalf of the Funds.

Allocation of Investment Opportunities; Limitations of Exemptive Relief. The Sub-Adviser has established prior funds and advises separate account clients, and the Sub-Adviser and its affiliates intend to establish subsequent funds and advise future separate account clients, that invest or will invest pursuant to the same investment strategy as the Master Fund. Although the Sub-Adviser will use reasonable efforts to assure that investment opportunities appropriate for both the Master Fund and one or more of its other funds or separate account clients (other than certain of those opportunities that are brought to the Sub-Adviser’s attention by or through such separate accounts) are allocated among the accounts of the Sub-Adviser (including the Master Fund and any other funds and separate accounts) on a basis that, over time, is fair and equitable, the Master Fund (i) will not have any rights to certain investments that are brought to the Sub-Adviser’s attention by or through such separate accounts; (ii) will not have exclusive rights to any investment opportunities in relation to the rights of such funds or separate accounts; and (iii) will not be entitled to any specific pro rata investment rights in relation to such funds or separate accounts.

The 1940 Act imposes significant limits on the ability of the Master Fund to co-invest with other funds and accounts managed by the Sub-Adviser. The Sub-Adviser and the Funds have obtained an exemptive order from the SEC that would expand the Master Fund’s ability to co-invest alongside the Sub-Adviser and its affiliates in Portfolio Investments (SEC Release No. IC-34296). However, the SEC exemptive order contains certain conditions that may limit or restrict the Master Fund’s ability to participate in such Portfolio Investment, including, without limitation, in the event that the available capacity with respect to a Portfolio Investment is less than the aggregate recommended allocations to the Master Fund. In such cases, the Master Fund may participate in an investment to a lesser extent or, under certain circumstances, may not participate in the investment.

The Master Fund will not have exclusive rights to investment opportunities in relation to the rights of such other funds. “Cross transactions” between the Master Fund and other of the Sub-Adviser’s clients may give rise to a conflict of interest between the Master Fund and those of the other parties to the transaction.

LIBOR Replacement Risk — The elimination of LIBOR may adversely affect the interest rates on, and value of, certain Fund investments for which the value is tied to LIBOR. The U.K. Financial Conduct Authority has announced that it intends to stop compelling or inducing banks to submit LIBOR rates after 2021. On March 5, 2021, the administrator of LIBOR clarified that the publication of LIBOR on a representative basis will cease for the one-week and two-month U.S. dollar LIBOR settings immediately after December 31, 2021, and for the remaining U.S. dollar LIBOR settings immediately after June 30, 2023. Alternatives to LIBOR are established or in development in most major currencies, including the Secured Overnight Financing Rate (“SOFR”), which is intended to replace U.S. dollar LIBOR. Markets are slowly developing in response to these new rates. Questions around liquidity impacted by these rates, and how to appropriately adjust these rates at the time of transition, remain a concern for the Funds. Accordingly, it is difficult to predict the full impact of the transition away from LIBOR on the Funds until new reference rates and fallbacks for both legacy and new products, instruments and contracts are commercially accepted.

General Risks Related to Investments in Private Debt Investments

Debt Investments Generally. Debt securities of all types of issuers may have speculative characteristics, regardless of whether they are rated. The issuers of such instruments (including sovereign issuers) may face significant ongoing uncertainties and exposure to adverse conditions that may undermine the issuer’s ability to make timely payment of interest and principal in accordance with the terms of the obligations.

Interest Rate Risk. Changes in interest rates can affect the value of a Private Markets Investment Fund’s investments in fixed-income instruments. Increases in interest rates may cause the value of a Private Markets Investment Fund’s debt investments to decline. A Private Markets Investment Fund may experience increased interest rate risk to the extent it invests, if at all, in lower-rated instruments, debt instruments with longer maturities, debt instruments paying no interest (such as zero- coupon debt instruments) or debt instruments paying non-cash interest in the form of other debt instruments.

Prepayment Risk. The frequency at which prepayments (including voluntary prepayments by the obligors and accelerations due to defaults) occur on debt instruments will be affected by a variety of factors including the prevailing level of interest rates and spreads as well as economic, demographic, tax, social, legal and other factors. Generally, obligors tend to prepay their fixed rate obligations when prevailing interest rates fall below the coupon rates on their obligations. Similarly, floating rate issuers and borrowers tend to prepay their obligations when spreads narrow.

In general, “premium” securities (securities whose market values exceed their principal or par amounts) are adversely affected by faster than anticipated prepayments, and “discount” securities (securities whose principal or par amounts exceed their market values) are adversely affected by slower than anticipated prepayments. Since many fixed rate obligations will be discount instruments when interest rates and/or spreads are high, and will be premium instruments when interest rates and/or spreads are low, such debt instruments may be adversely affected by changes in prepayments in any interest rate environment.

The adverse effects of prepayments may impact a Private Markets Investment Fund’s portfolio in two ways. First, particular investments may experience outright losses, as in the case of an interest-only instrument in an environment of faster actual or anticipated prepayments. Second, particular investments may underperform relative to hedges that the Sub-Adviser, with respect to the Master Fund, or the general partner or manager of a Private Markets Investment Fund may have constructed for these investments, resulting in a loss to the Master Fund or such Private Markets Investment Fund’s overall portfolio. In particular, prepayments (at par) may limit the potential upside of many instruments to their principal or par amounts, whereas their corresponding hedges often have the potential for unlimited loss.

Future Funding Obligations. A Private Markets Investment Fund may from time to time incur funding obligations that may arise in the future in connection with an investment. For example, a Private Markets Investment Fund may purchase from a lender a revolving credit facility that has not yet been fully drawn. If the borrower subsequently draws down on the facility, such Private Markets Investment Fund would be obligated to fund the amounts due. If such Private Markets Investment Fund is unable to pay its obligations when due, such Private Markets Investment Fund could face significant penalties that could materially adversely affect its returns. A Private Markets Investment Fund may also enter into agreements pursuant to which it agrees to assume responsibility for default risk presented by a third party, and may, on the other hand, enter into agreements through which third parties offer default protection to such Private Markets Investment Fund.

Zero-Coupon and Deferred Interest Bonds. Zero-coupon bonds and deferred interest bonds are debt obligations issued at a significant discount from face value. The original discount approximates the total amount of interest the bonds will accrue and compound over the period until maturity or the first interest accrual date at a rate of interest reflecting the market rate of the security at the time of issuance. While zero-coupon bonds do not require the periodic payment of interest, deferred interest bonds generally provide for a period of delay before the regular payment of interest begins. Such investments experience greater volatility in market value due to changes in interest rates than debt obligations that provide for regular payments of interest.

High-Yield (or “junk”). Bonds or other fixed-income securities that are “higher yielding” (including non-investment grade) debt securities, which are also known as “junk” debt securities, are generally not exchange traded and, as a result, these securities trade in the over-the-counter marketplace, which is less transparent and has wider bid/ask spreads than the exchange-traded marketplace. High-yield securities face ongoing uncertainties and exposure to adverse business, financial or economic conditions which could lead to the issuer’s inability to meet timely interest and principal payments. High-yield securities are generally more volatile and may or may not be subordinated to certain other outstanding securities and obligations of the issuer, which may be secured by substantially all of the issuer’s assets. High-yield securities may also not be protected by financial covenants or limitations on additional indebtedness. The market values of certain of these lower-rated and unrated debt securities tend to reflect individual corporate developments to a greater extent than do higher-rated securities which react primarily to fluctuations in the general level of interest rates, and tend to be more sensitive to economic conditions than are higher-rated securities. Companies that issue such securities may be highly leveraged and may not have available to them more traditional methods of financing. In addition, a Private Markets Investment Fund may invest in bonds of issuers that do not have publicly traded equity securities, making it more difficult to hedge the risks associated with such investments.

Private Markets Investment Funds may invest in obligations of issuers that are generally trading at significantly higher yields than had been historically typical of the applicable issuer’s obligations. Such investments may include debt obligations that have a heightened probability of being in covenant or payment default in the future or that are currently in default and are generally considered speculative. The repayment of defaulted obligations is subject to significant uncertainties. Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer might not make any interest or other payments. Typically such workout or bankruptcy proceedings result only in partial recovery of cash payments or an exchange of the defaulted security for other debt or equity securities of the issuer or its affiliates, which may in turn be illiquid or speculative.

Corporate Debt. Bonds, notes and debentures issued by corporations may pay fixed, variable or floating rates of interest, and may include zero-coupon obligations. Corporate debt instruments may be subject to credit ratings downgrades. Other instruments may have the lowest quality ratings or may be unrated. In addition, Private Markets Investment Funds may be paid interest in kind in connection with their investments in corporate debt and related financial instruments (e.g., the principal owed to such Private Markets Investment Fund in connection with a debt investment may be increased by the amount of interest due on such debt investment). Such investments may experience greater market value volatility than debt obligations that provide for regular payments of interest in cash and, in the event of a default, a Private Markets Investment Fund may experience substantial losses.

Mezzanine Debt. Mezzanine debt is typically junior to the obligations of a company to senior creditors, trade creditors and employees. The ability of a Private Markets Investment Fund to influence a company’s affairs, especially during periods of financial distress or following an insolvency, will be substantially less than that of senior creditors. Mezzanine debt instruments are often issued in connection with leveraged acquisitions or recapitalizations in which the issuers incur a substantially higher amount of indebtedness than the level at which they had previously operated. Default rates for mezzanine debt instruments have historically been higher than for investment-grade instruments. In the event of the insolvency of a portfolio company of a Private Markets Investment Fund or similar event, such Private Markets Investment Fund’s debt investment therein will be subject to fraudulent conveyance, subordination and finance laws.

Stressed Debt. Stressed issuers are issuers that are not yet deemed distressed or bankrupt and whose debt securities are trading at a discount to par, but not yet at distressed levels. An example would be an issuer that is in technical default of its credit agreement, or undergoing strategic or operational changes, which results in market pricing uncertainty. The market prices of stressed and distressed instruments are highly volatile, and the spread between the bid and the ask prices of such instruments is often unusually wide.

Non-Performing Nature of Debt. Certain debt instruments may be non-performing or in default. Furthermore, the obligor or relevant guarantor may also be in bankruptcy or liquidation. There can be no assurance as to the amount and timing of payments, if any, with respect to such debt instruments.

Troubled Origination. When financial institutions or other entities that are insolvent or in serious financial difficulty originate debt, the standards by which such instruments were originated, the recourse to the selling institution, or the standards by which such instruments are being serviced or operated may be adversely affected.

Sovereign Debt. Several factors may affect (i) the ability of a government, its agencies, instrumentalities or its central bank to make payments on the debt it has issued (“Sovereign Debt”), including securities that a general partner or manager of a Private Markets Investment Fund believes are likely to be included in restructurings of the external debt obligations of the issuer in question, (ii) the market value of such debt, and (iii) the inclusion of Sovereign Debt in future restructurings, including such issuer’s (a) balance of trade and access to international financing, (b) cost of servicing such obligations, which may be affected by changes in international interest rates, and (c) level of international currency reserves, which may affect the amount of foreign exchange available for external debt payments. Significant ongoing uncertainties and exposure to adverse conditions may undermine the issuer’s ability to make timely payment of interest and principal, and issuers may default on their Sovereign Debt.

Equitable Subordination. Under common law principles that in some cases form the basis for lender liability claims, if a lender (i) intentionally takes an action that results in the undercapitalization of a borrower or issuer to the detriment of other creditors of such borrower or issuer, (ii) engages in other inequitable conduct to the detriment of such other creditors, (iii) engages in fraud with respect to, or makes misrepresentations to, such other creditors, or (iv) uses its influence as a stockholder to dominate or control a borrower or issuer to the detriment of other creditors of such borrower or issuer, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors (a remedy called “equitable subordination”). If a Private Markets Investment Fund engages in such conduct, such Private Markets Investment Fund may be subject to claims from creditors of an obligor that debt held by such Private Markets Investment Fund should be equitably subordinated.

Default, Recovery and Restructuring Risks. There can be no assurance as to the levels of defaults and/or recoveries that may be experienced on the investments, and an increase in default levels and/or decrease in recovery rates could adversely affect the performance of a Private Markets Investment Fund. When defaulted or otherwise distressed, an investment may become subject to workout negotiations or restructuring, which may entail, among other things, a substantial reduction in the interest rate, a substantial write-down of principal and a substantial change in the terms, conditions and covenants with respect to the investment, including, without limitation, the potential exchange of a debt investment to an equity investment (and the impact on the seniority in the capital structure) in in-court and out-of-court restructurings. Such negotiations or restructuring may be quite extensive and protracted over time, and therefore may result in substantial uncertainty with respect to the ultimate recovery on such investment.

Highly Leveraged Companies. Borrowers underpinning certain investments may be highly leveraged and may not have ready access to financing. Such investments are inherently more sensitive to declines in revenues and to increases in expenses and interest rates. During an economic downturn or a sustained period of rising interest rates, these borrowers may be more likely to experience financial stress, especially if they are highly leveraged and if they have floating rate debt in periods of rising rates. During such periods, timely service of debt obligations may also be adversely affected by specific borrower developments, the borrower’s inability to meet specific projected business forecasts or the unavailability of additional financing. Accordingly, any event that adversely affects the value of an investment would be magnified to the extent leverage is used.

Secondary Market Investments. The Private Markets Investment Funds may acquire investments on the secondary market, whether by assignment or participation. There are risks associated with the mechanics of such investments. The purchaser of an assignment of an interest in a loan typically succeeds to all the rights and obligations of the assigning selling institution and becomes a lender under the related loan agreement. As a purchaser of an assignment, a Private Markets Investment Fund generally would have the same voting rights as other lenders under the applicable loan agreement, including the right to vote to waive enforcement of breaches of covenants or to enforce compliance by the borrower with the terms of the loan agreement, and the right to set off claims against the borrower and to have recourse to collateral supporting the loan. Assignments are, however, arranged through private negotiations between assignees and assignors, and in certain cases the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than, those held by the assigning selling institution. Assignments are sold strictly without recourse to the selling institutions, and the selling institutions will generally make no representations or warranties about the underlying loan, the borrowers, the documentation of the loans or any collateral securing the loans.

Purchasers of loans are predominantly commercial banks, investment funds, investment banks and insurance companies. As secondary market trading volumes increase, new loans frequently contain standardized documentation to facilitate loan trading that may improve market liquidity. There can be no assurance, however, that future levels of supply and demand in loan trading will provide an adequate degree of liquidity or that the current level of liquidity will continue. Because holders of such loans are offered confidential information relating to the borrower, the unique and customized nature of the loan agreement and the private syndication of the loan, loans are not purchased or sold as easily as publicly traded securities are purchased or sold.

The Private Markets Investment Funds may acquire interests in loans indirectly by purchasing a participation from the selling institution. Holders of participations are subject to additional risks not applicable to a holder of a direct interest in a loan. Participations typically result in a contractual relationship only with the selling institution, not with the borrower under the loan. In the case of a participation, the Private Markets Investment Fund will generally have the right to receive payments to which it is entitled only from the selling institution and only upon receipt by such selling institution of such payments from the borrower. By holding a participation in a loan, the Private Markets Investment Fund generally will have no right to enforce compliance by the borrower with the terms of the loan, nor any rights of set off against the borrower, and the Private Markets Investment Fund may not directly benefit from the collateral supporting the loan in which it has purchased the participation. As a result, the Private Markets Investment Fund will assume the credit risk of both the borrower and the institution selling the participation, which will remain the legal owner of record of the applicable loan. In the event of the insolvency of the selling institution, the Private Markets Investment Fund, by owning a participation, may be treated as a general unsecured creditor of the selling institution, and may not benefit from (and may be at risk as a result of) any set-off between the selling institution and the borrower. In addition, a Private Markets Investment Fund may purchase a participation from a selling institution that does not itself retain any portion of the applicable loan and, therefore, may have limited interest in monitoring the terms of the loan agreement and the continuing creditworthiness of the borrower. When a Private Markets Investment Fund holds a participation in a loan, it will generally not have the right to vote under the applicable loan agreement with respect to every matter that arises thereunder and may not have the right to vote to waive enforcement of any default by a borrower. Except in limited circumstances and subject to limited exceptions, it is expected that each selling institution will reserve the right to administer the loan sold by it as it sees fit and to amend the documentation evidencing such loan in all respects. Selling institutions voting in connection with such matters may have interests different from those of a Private Markets Investment Fund and may fail to consider the interests of the Private Markets Investment Fund in connection with their votes. Most agreements governing participations with respect to bank loans provide that the selling institution may not vote in favor of any amendment, modification or waiver that forgives principal, interest or fees, reduces principal, interest or fees that are payable, postpones any payment of principal (whether a scheduled payment or a mandatory prepayment), interest or fees, or releases any material guarantee or security without the consent of the participant (at least to the extent the participant would be affected by any such amendment, modification or waiver). However, the standards relating to such voting agreements are not uniform.

Risks of Equity Items. The Private Markets Investment Funds may invest in equity kickers and other equity securities and interests in borrowers or may acquire equity of a borrower through its restructuring or reorganization (“Equity Items”). Equity Items are subject to the risks described herein with respect to investments generally but are more subordinate in a borrower’s capital structure and are therefore generally riskier than fixed income investments such as loans. Equity Items may involve substantial risks and may be subject to wide and sudden fluctuations in market value.

The successful use of options and warrants depends principally on price movements of the underlying securities. In addition, when it purchases an option or warrant, a Private Markets Investment Fund runs the risk that it will lose its entire investment in a relatively short period of time, unless the Private Markets Investment Fund exercises the option or warrant or enters into a closing transaction with respect to the option during the life of the option or warrant. If the price of the underlying security does not rise (in the case of a call) or fall (in the case of a put) to an extent sufficient to cover the option premium and transaction costs, the Private Markets Investment Fund will lose part or all of its investment in the option. There is no assurance that any Private Markets Investment Fund will be able to effect closing transactions at any particular time or at any acceptable price. In the event of the bankruptcy of a broker through which the Private Markets Investment Fund engages in transactions in options or warrants, the Private Markets Investment Fund could experience delays or losses in liquidating open positions purchased or sold through the broker.

Covenant-Light Loans. Some of the Private Markets Investment Funds’ investments may be, or be comprised of, “covenant-light” loans. These loans have few or no financial or maintenance covenants, and these loans may be riskier than loans with stricter covenant packages and may be less liquid than other types of loans.

Rising Interest Rate Risks. Some of the Private Markets Investment Funds’ investments are expected to bear interest at floating interest rates. To the extent interest rates increase, periodic interest obligations owed by the related borrowers will also increase. As prevailing interest rates increase, some borrowers may not be able to make the increased interest payments or refinance their balloon and bullet loans, resulting in payment defaults. Any decrease in the yield on such investments will reduce the returns of the Funds.

Investments bearing fixed-rates of interest may also be adversely impacted by rising market interest rates. Generally, when market interest rates rise, the prices of fixed-rate debt obligations fall, and vice versa. A Private Markets Investment Fund’s investments may decline in value because of increases in market interest rates. This risk is heightened in the current market environment because market interest rates remain low and the U.S. Federal Reserve’s (the “Fed”) forward guidance suggests that it intends to continue to raise short-term interest rates over the next few years.

Nature of Bankruptcy Proceedings. There are a number of significant risks when investing in companies involved in bankruptcy proceedings under U.S. law. First, many events in a bankruptcy are the product of contested matters and adversary proceedings that are beyond the control of the creditors and may require approval, authorization or resolution by the bankruptcy court or appellate courts. Second, a bankruptcy filing may have adverse and permanent effects on a company. For instance, the company may lose its market position and key employees and otherwise become incapable of restoring itself as a viable entity. Further, if the proceeding is converted to a liquidation, the liquidation value of the company may not equal the liquidation value that was believed to exist at the time of the investment. Third, the duration of a bankruptcy proceeding is difficult to predict. A creditor’s return on investment can be impacted adversely by delays while the plan of reorganization is being negotiated, approved by the creditors and confirmed by the bankruptcy court, and until it ultimately becomes effective. Fourth, certain claims, such as claims for taxes, wages, employee and worker pensions and certain trade claim, may have priority by law over the claims of certain creditors. Fifth, the administrative costs in connection with a bankruptcy proceeding are frequently high and will be paid out of the debtor’s estate prior to any return to creditors. Sixth, creditors can lose their ranking and priority in a variety of circumstances, including if they exercise “domination and control” over a debtor and other creditors can demonstrate that they have been harmed by such actions. Seventh, a Private Markets Investment Fund may seek representation on creditors’ committees and as a member of a creditors’ committee it may owe certain obligations generally to all creditors similarly situated that the committee represents and it may be subject to various trading or confidentiality restrictions. If the Private Markets Investment Fund’s general partner or manager concludes that the Private Markets Investment Fund’s membership on a creditors’ committee entails obligations or restrictions that conflict with the duties it owes to the Private Markets Investment Fund’s investors or that otherwise outweigh the advantages of such membership, the Private Markets Investment Fund may not seek membership in, or may resign from, that committee.

In addition, the bankruptcy laws and regimes of certain jurisdictions outside the United States may be untested, subject to manipulation or change and not provide a proven venue to resolve a company’s bankruptcy estate.

Insolvency Considerations. Various laws enacted for the protection of creditors may apply to a Private Markets Investment Fund’s investments. The information in the following paragraphs is applicable to U.S. issuers. Insolvency considerations will differ with respect to non-U.S. issuers, but they may also adversely affect certain investments.

If a court in a lawsuit brought by an unpaid creditor or representative of creditors of an issuer of an investment, such as a trustee in bankruptcy, were to find that the issuer did not receive fair consideration or reasonably equivalent value for incurring the indebtedness constituting such investment and, after giving effect to such indebtedness, the issuer (i) was insolvent, (ii) was engaged in a business for which the remaining assets of such issuer constituted unreasonably small capital, or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, such court could determine to invalidate, in whole or in part, such indebtedness as a fraudulent conveyance, and subordinate such indebtedness to existing or future creditors of the issuer or recover amounts previously paid by the issuer in satisfaction of such indebtedness. The measure of insolvency for purposes of the foregoing will vary. Generally, an issuer would be considered insolvent at a particular time if the sum of its debts were then greater than all of its property at a fair valuation or if the present fair salable value of its assets were then less than the amount that would be required to pay its probable liabilities on its existing debts as they became absolute and matured. There can be no assurance as to what standard a court would apply in order to determine whether the issuer was “insolvent” after giving effect to the incurrence of the indebtedness constituting the investments or that, regardless of the method of valuation, a court would not determine that the issuer was “insolvent” upon giving effect to such incurrence. In addition, in the event of the insolvency of an obligor, payments made on such investments could be subject to avoidance as a “preference” if made within a certain period of time (which may be as long as one year under U.S. Federal bankruptcy law or even longer under state laws) before insolvency.

In general, if payments on an investment are voidable, whether as fraudulent conveyances or preferences, such payments can be recaptured, either from the initial recipient (such as a Private Markets Investment Fund) or from subsequent transferees of such payments (such as the Private Markets Investment Fund’s investors, including the Master Fund).

Priority of Liens arising by Operation of Law. U.S. Federal or state law may grant liens on the collateral (if any) securing an investment that have priority over a Private Markets Investment Fund’s interest. An example of a lien arising under U.S. Federal or state law is a tax or other government lien on property of a borrower. A tax lien may have priority over a Private Markets Investment Fund’s lien on such collateral. To the extent a lien having priority over the Private Markets Investment Fund’s lien exists with respect to the collateral related to any investment, the Private Markets Investment Fund’s interest in the asset will be subordinate to such lien. If the creditor holding such lien exercises its remedies, it is possible that, after such creditor is repaid, sufficient cash proceeds from the underlying collateral will not be available to pay the outstanding principal amount of such investment.

Structured Notes. Structured notes, variable rate mortgage-backed and asset-backed securities each have rates of interest that vary based on a designated floating rate formula or index. The value of these investments is closely tied to the absolute levels of such rates or indices, or the market’s perception of anticipated changes in those rates or indices. The movements in specific indices or interest rates may be difficult or impossible to hedge.

Loan Investments. The Private Markets Investment Funds’ success in the area of loan investing will depend, in part, on their ability to obtain loans on advantageous terms. In purchasing loans, the Private Markets Investment Funds will compete with a broad spectrum of investors and institutions. Increased competition for, or a diminution in the available supply of, qualifying loans could result in lower yields on such loans, which could reduce returns to investors.

Leveraged Loans. “Leveraged loans” are loans made to companies with a below investment-grade rating from any nationally recognized rating agency. Such loans may be performing poorly when a Private Markets Investment Fund acquires them. There is no assurance that the applicable general partner or manager of a Private Markets Investment Fund will correctly evaluate the value of the assets collateralizing such loans or the prospects for distribution on or repayment of such loans. Such Private Markets Investment Fund may lose its entire investment or may be required to accept cash, property or securities with a value less than such Private Markets Investment Fund’s original investment and/or may be required to accept payment over an extended period of time.

Hung Loans. The term “hung loan” commonly refers to a loan that has been made (or has been committed to be made), and the lender is not able to syndicate the loan on the originally anticipated terms. Hung loans are illiquid and lack readily ascertainable market values; there is no assurance that the price to be paid for hung loans by any Private Markets Investment Fund will reflect a discounted price that should allow such Private Markets Investment Fund to achieve a positive return on such loans or avoid losses. Since the price of the loans to be purchased is expected to continue to be significantly impacted by, in addition to the specific circumstances relating to each loan (e.g., in the case of a loan relating to a LBO, the financial condition of the target), global and macro-economic conditions (e.g., monetary policy, changes to currency exchange rates, governmental intervention or changes to existing laws, international geo-political events, etc.) as well as other systemic factors, it is possible that loans purchased by such Private Markets Investment Fund will suffer significant impairments in value as a result of events not predicted by such Private Markets Investment Fund. The Private Markets Investment Funds may also face difficulties in disposing or leveraging such loans, or in doing so without incurring losses. The markets in which hung loans are purchased and sold have been volatile and are likely to continue to be volatile in the future.

Bank Loans. Bank loans are subject to unique risks, including: (i) the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors’ rights laws; (ii) so-called lender-liability claims by the issuer of the obligations; (iii) environmental liabilities that may arise with respect to collateral securing the obligations; and (iv) limitations on the ability of the Private Markets Investment Funds to directly enforce their rights with respect to participations. Successful claims by third parties arising from these and other risks will be borne by the Private Markets Investment Funds.

As secondary market trading volumes increase, new loans are frequently adopting standardized documentation to facilitate loan trading, which may improve market liquidity. There can be no assurance, however, that future levels of supply and demand in loan trading will provide an adequate degree of liquidity or that the current level of liquidity will continue. Because of the provision to holders of such loans of confidential information relating to the borrower, the unique and customized nature of the loan agreement, and the private syndication of the loan, loans are not as easily purchased or sold as a publicly traded security, and historically the trading volume in the loan market has been small relative to the high-yield debt market.

Second Lien Loans. The Private Markets Investment Funds may invest in loans that are secured by a second lien on assets. Second lien loans have been a developed market for a relatively short period of time, and there is limited historical data on the performance of second lien loans in adverse economic circumstances. In addition, second lien loan products are subject to intercreditor arrangements with the holders of first lien indebtedness, pursuant to which the second lien holders have waived many of the rights of a secured creditor, and some rights of unsecured creditors, including rights in bankruptcy that can materially affect recoveries. While there is broad market acceptance of some second lien intercreditor terms, no clear market standard has developed for certain other material intercreditor terms for second lien loan products. This variation in key intercreditor terms may result in dissimilar recoveries across otherwise similarly situated second lien loans in insolvency or distressed situations. While uncertainty of recovery in an insolvency or distressed situation is inherent in all debt instruments, second lien loan products carry more risks than certain other debt products. Beginning in August 2007, the market for many loan products, including second lien loans, contracted significantly which made virtually all leveraged loan products, particularly second lien loan products, less liquid or illiquid. Many participants ceased underwriting and purchasing certain second lien loan products. There can be no assurance that the market for second lien loans will not contract further.

Bridge Loans. It is a common practice for financial institutions to commit to providing bridge loans to facilitate acquisitions, including LBOs, where they serve as advisers to the purchaser. Bridge loans are frequently made because, for timing or market reasons, longer term financing is not available at the time the funds are needed, which is often at the time of the closing of an acquisition. In the past, these commitments were not frequently drawn upon due to the availability of other sources of financing; however, due to market conditions affecting the availability of these other sources of financing (principally high-yield bond transactions), bridge loan commitments have been and may be drawn upon more regularly. Since these commitments were not regularly drawn upon in the past, there is little history for investors to rely upon in evaluating investments in bridge loans. Bridge loans often have shorter maturities. Borrower and lenders typically agree to shorter maturities based on the anticipation that the bridge loans will be replaced with other forms of financing within such shorter time period. However, the source and timing of such replacement financing may be uncertain and can be affected by, among other things, market conditions and the financial condition of the borrower at the maturity date of the bridge. If the borrower is unable to obtain replacement financing and repay the bridge loan at maturity, the terms of the bridge loan may provide for the bridge loan to be converted to a longer term loan. If bridge loans are not repaid (or cannot be disposed of on favorable terms) on the dates projected by a sponsor of a Private Markets Investment Fund, there may be an adverse effect upon the ability of such sponsor to manage the assets of the applicable Private Markets Investment Fund in accordance with its models and projections or an adverse effect upon such Private Markets Investment Fund’s performance and ability to make distributions.

Debtor-in-Possession (“DIP”) Loans. Loans to companies that have filed for protection under Chapter 11 of the U.S. Bankruptcy Code, as amended, are most often asset-based, revolving working-capital facilities put into place at the outset of a Chapter 11 case to provide the debtor with both immediate cash and the ongoing working capital that will be required during the reorganization process. While such loans are generally less risky than many other types of loans as a result of their seniority in the debtor’s capital structure and because their terms have been approved by a U.S. Federal bankruptcy court order, it is possible that the debtor’s reorganization efforts may fail and the proceeds of the ensuing liquidation of the DIP lender’s collateral might be insufficient to repay in full the DIP loan.

Fraud. Of paramount concern in loan investments is the possibility of material misrepresentation or omission on the part of the borrower or loan seller. Such inaccuracy or incompleteness may adversely affect the valuation of the collateral underlying the loans or may adversely affect the ability of the Private Markets Investment Funds to perfect or effectuate a lien on the collateral securing the loan. The Private Markets Investment Funds will rely upon the accuracy and completeness of representations made by borrowers to the extent reasonable, but cannot guarantee such accuracy or completeness. Under certain circumstances, payments to a Private Markets Investment Fund may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance or a preferential payment.

Collateralized Obligations Generally. There are a variety of different types of collateralized debt obligations (“CDOs”) and collateralized loan obligations (“CLOs”), including CDO and CLO equity, multi-sector CDO equity, trust preferred CDO equity and CLO debt. CDOs are subject to credit, liquidity and interest rate risks, which are each discussed in greater detail elsewhere herein. The CDO equity may be unrated or non-investment grade. As a holder of CDO equity, a Private Markets Investment Fund will have limited remedies available upon the default of the CDO. Such Private Markets Investment Fund may be unable to find a sufficient number of attractive opportunities to meet its investment objective or fully invest its committed capital. For example, from time to time, the market for CDO transactions has been adversely affected by a decrease in the availability of senior and subordinated financing for transactions, in part in response to regulatory pressures on providers of financing to reduce or eliminate their exposure to such transactions. CDOs often invest in concentrated portfolios of assets. The concentration of an underlying portfolio in any one obligor would subject the related CDOs to a greater degree of risk with respect to defaults by such obligor and the concentration of a portfolio in any one industry would subject the related CDOs to a greater degree of risk with respect to economic downturns relating to such industry.

The value of CDOs generally fluctuates with, among other things, the financial condition of the obligors or issuers of the underlying portfolio of assets of the related CDO (“CDO Collateral”), general economic conditions, the condition of certain financial markets, political events, developments or trends in any particular industry and changes in prevailing interest rates. Consequently, holders of CDOs must rely solely on distributions on the CDO Collateral or proceeds thereof for payment in respect thereof. If distributions on the CDO Collateral are insufficient to make payments on the CDOs, no other assets will be available for payment of the deficiency and following realization of the CDOs, the obligations of such issuer to pay such deficiency generally will be extinguished. CDO Collateral may consist of high-yield debt securities, loans, asset-backed securities and other securities, which often are rated below investment grade (or of equivalent credit quality). High-yield debt securities generally are unsecured (and loans may be unsecured) and may be subordinated to certain other obligations of the issuer thereof. The lower ratings of high-yield securities and below investment grade loans reflect a greater possibility that adverse changes in the financial condition of an issuer or in general economic conditions or both may impair the ability of the related issuer or obligor to make payments of principal or interest. Such investments may be speculative.

Subordination of CDO Debt and CDO Equity. Subordinate CDO debt generally is fully subordinated to the related CDO senior tranches. CDO equity generally is fully subordinated to any related CDO debt. To the extent that any losses are incurred by a CDO in respect of its related CDO Collateral, such losses will be borne first by the holders of the related CDO equity, next by the holders of any related subordinated CDO debt and finally by the holders of the related CDO senior tranches. In addition, if an event of default occurs under the governing instrument or underlying investment, as long as any CDO senior tranches are outstanding, the holders thereof generally will be entitled to determine the remedies to be exercised under the instrument governing the CDO. Remedies pursued by such holders could be adverse to the interests of the holders of any related subordinated CDO debt and/or the holders of the related CDO equity, as applicable.

Mandatory Redemption of CDO Senior Tranches and CDO Debt. Under certain circumstances, cash flows from CDO Collateral that otherwise would have been paid to the holders of any related CDO debt and the related CDO equity will be used to redeem the related CDO senior tranches. This could result in an elimination, deferral or reduction in the interest payments, principal repayments or other payments made to the holders of such CDO debt or such CDO equity, which could adversely impact the returns to the holders of such CDO debt or such CDO equity.

Optional Redemption of CDO Senior Tranches and CDO Debt. An optional redemption of a CDO could require the collateral or portfolio manager of the related CDO to liquidate positions more rapidly than would otherwise be desirable, which could adversely affect the realized value of the items of CDO Collateral sold (and which in tum could adversely impact the holders of any related CDO debt, and/or the holders of the related CDO equity).

Warehouse Agreements. A Private Markets Investment Fund may enter into warehouse agreements (“Warehouse Agreements”) with certain collateral managers. Pursuant to such Warehouse Agreements, such Private Markets Investment Fund may provide financing, either directly or indirectly, for the purchase of assets, or may own certain assets (“Warehouse Securities”) in anticipation of such assets constituting the collateral of a CDO or other structured transaction (a “Structured Transaction”). Upon the closing of the Structured Transaction to which the Warehouse Agreement relates, such Private Markets Investment Fund may or may not purchase securities issued in such Structured Transaction. Such Private Markets Investment Fund may not achieve its investment objective in financing the warehouse if the Warehouse Securities are not purchased in the Structured Transaction or where the Structured Transaction fails to close. A collateral manager will purchase Warehouse Securities from the warehouse for a Structured Transaction only to the extent that the collateral manager determines that such purchases are consistent with the investment guidelines of the Structured Transaction, the restrictions contained in the collateral management agreement and applicable law. If Warehouse Securities are not purchased for a Structured Transaction, depending on the terms of the Warehouse Agreement, Warehouse Securities may be liquidated, which may result in a profit or a loss to such Private Markets Investment Fund, or such Private Markets Investment Fund may take possession of the Warehouse Securities. In either case, such Private Markets Investment Fund will bear the risk that the value of such Warehouse Securities may be below their purchase price. If a Structured Transaction fails to close, in addition to the foregoing risks, such Private Markets Investment Fund may not be paid for financing the warehouse facility.

ABS and MBS Generally. The investment characteristics of asset-backed securities (“ABS”) and mortgage-backed securities (“MBS”) differ from traditional debt securities. Among the major differences are that interest and principal payments are made more frequently, usually monthly, and that the principal may be prepaid at any time because the underlying loans or other assets generally may be prepaid at any time.

ABS and MBS Subordinated Securities. Investments in subordinated MBS and ABS involve greater credit risk of default than the senior classes of the issue or series. Default risks may be further pronounced in the case of MBS and ABS secured by, or evidencing an interest in, a relatively small or less diverse pool of underlying loans. Certain subordinated securities absorb all losses from default before any other class of securities is at risk, particularly if such securities have been issued with little or no credit enhancement or equity. Such securities, therefore, possess some of the attributes typically associated with equity investments.

Commercial MBS. Mortgage loans on commercial properties often are structured so that a substantial portion of the loan principal is not amortized over the loan term but is payable at maturity and repayment of the loan principal thus often depends upon the future availability of real estate financing from the existing or an alternative lender and/or upon the current value and salability of the real estate. Therefore, the unavailability of real estate financing may lead to default.

Most commercial mortgage loans underlying MBS are effectively nonrecourse obligations of the borrower, meaning that there is no recourse against the borrower’s assets other than the collateral. If borrowers are not able or willing to refinance or dispose of encumbered property to pay the principal and interest owed on such mortgage loans, payments on the subordinated classes of the related MBS are likely to be adversely affected. The ultimate extent of the loss, if any, to the subordinated classes of MBS may only be determined after a negotiated discounted settlement, restructuring or sale of the mortgage note, or the foreclosure (or deed in lieu of foreclosure) of the mortgage encumbering the property and subsequent liquidation of the property. Foreclosure can be costly and delayed by litigation and/or bankruptcy. Factors such as the property’s location, the legal status of title to the property, its physical condition and financial performance, environmental risks, and governmental disclosure requirements with respect to the condition of the property may make a third party unwilling to purchase the property at a foreclosure sale or to pay a price sufficient to satisfy the obligations with respect to the related MBS. Revenues from the assets underlying such MBS may be retained by the borrower and the return on investment may be used to make payments to others, maintain insurance coverage, pay taxes or pay maintenance costs. Such diverted revenue is generally not recoverable without a court appointed receiver to control collateral cash flow.

ABS. ABS are not secured by an interest in the related collateral. Credit card receivables, for example, are generally unsecured and the debtors are entitled to the protection of a number of state and U.S. Federal consumer loan laws, many of which give such debtors the right to set off certain amounts owed on the credit cards, thereby reducing the balance due. Most issuers of ABS backed by automobile receivables permit the servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the related ABS. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the ABS may not have a proper security interest in all of the obligations backing such ABS. Therefore, there is a possibility that recoveries on repossessed collateral may not, in some cases, be available to support payments on these securities. The risk of investing in ABS is ultimately dependent upon payment of consumer loans by the debtor.

The collateral supporting ABS is of shorter maturity than certain other types of loans and is less likely to experience substantial prepayments. ABS are often backed by pools of any variety of assets, including, for example, leases, mobile home loans and aircraft leases, which represent the obligations of a number of different parties and use credit enhancement techniques such as letters of credit, guarantees or preference rights. The value of an ABS is affected by changes in the market’s perception of the asset backing the security and the creditworthiness of the servicing agent for the loan pool, the originator of the loans or the financial institution providing any credit enhancement, as well as by the expiration or removal of any credit enhancement.

RMBS. Holders of residential mortgage-backed securities (“RMBS”) bear various risks, including credit, market, interest rate, structural and legal risks. RMBS represent interests in pools of residential mortgage loans secured by one to four family residential mortgage loans. Such loans may be prepaid at any time. Residential mortgage loans are obligations of the borrowers thereunder only and are not typically insured or guaranteed by any other person or entity, although such loans may be securitized by government agencies and the securities issued are guaranteed. The rate of defaults and losses on residential mortgage loans will be affected by a number of factors, including general economic conditions and those in the geographic area where the mortgaged property is located, the terms of the mortgage loan, the borrower’s “equity” in the mortgaged property and the financial circumstances of the borrower. If a residential mortgage loan is in default, foreclosure of such residential mortgage loan may be a lengthy and difficult process, and may involve significant expenses. Furthermore, the market for defaulted residential mortgage loans or foreclosed properties may be very limited.

Investments in RMBS may experience losses or reduced yield if, for example, (i) the borrower of an underlying residential mortgage loan defaults or is unable to make payments, (ii) the underlying residential mortgage loans are prepaid, (iii) there is a general decline in the housing market, or (iv) violations of particular provisions of certain U.S. Federal laws by an issuer of RMBS limit the ability of the issuer to collect all or part of the principal of or interest on the related underlying loans.

Risks Related to Balloon Loans. The Private Markets Investment Funds’ investments may include mortgage loans that provide for scheduled payments of principal and/or interest based on amortization schedules significantly longer than their respective remaining terms to maturity or provide for payments of interest only until their respective maturity date and, in each case, a balloon payment on their respective maturity date. A borrower’s ability to make a balloon payment typically will depend upon its ability either to refinance the loan in full or to sell the related mortgaged property at a price sufficient to permit the borrower to make such payment. The ability of a borrower to effect a refinancing or sale will be affected by a number of factors, including (but not limited to) the value of the related mortgaged property (which, due to then-prevailing market conditions, could be materially impaired), the level of available mortgage rates at the time of sale or refinancing, the borrower’s equity in the mortgaged property, the financial condition and operating history of the borrower and the mortgaged property, rent roll status, rent control laws with respect to certain residential properties, tax laws, prevailing general and regional economic conditions and the availability of credit for mortgage loans. The Private Markets Investment Funds cannot provide any assurances that each borrower under a balloon loan will have the ability to repay the unpaid principal balance of such mortgage loan on the related maturity date. Generally, even fully amortizing mortgage loans which pay interest on an “actual/360” basis but have fixed monthly payments may, in fact, have a small balloon payment due at maturity. Any delay or failure to collect a balloon payment could materially adversely affect a Private Markets Investment Fund’s returns.

Risk of Decline in Particular Industries or Businesses. A concentration of real estate loans held by a Private Markets Investment Fund that are secured by a concentration of property types can increase the risk that a decline in a particular industry or business would have a disproportionately large impact on the performance of the Private Markets Investment Fund as a whole. For example, if there is a decline in tourism, the hotel industry might be adversely affected, leading to increased losses on loans secured by hospitality properties (or entities that own or have interests in hospitality properties) as compared to other property types.

Construction, Redevelopment and Renovation Risks. The existence of construction or renovation at properties underlying an investment made by a Private Markets Investment Fund may make space unavailable to rent or may make the properties less attractive to tenants or their customers, and accordingly could have a negative effect on net operating income. To the extent applicable, there can be no assurance that any escrow or reserve collected will be sufficient to complete any current renovation or be otherwise sufficient to satisfy any tenant improvement expenses at a property. Failure to complete planned improvements may have a material adverse effect on the cash flow at the property and the related borrower’s ability to meet its payment obligations under its loan documents. In addition, in the event the related borrower fails to pay the costs for work completed or material delivered in connection with such ongoing redevelopment or renovation, the portion of the property on which there are renovations may be subject to mechanic’s or materialmen’s liens that may be senior to a Private Markets Investment Fund’s lien. Additionally, there can be no assurance that any current or planned redevelopment, renovation or expansion will be completed, that such redevelopment, renovation or expansion will be completed in the time frame contemplated, or that, when and if redevelopment, renovation or expansion is completed, such redevelopment, renovation or expansion will improve the operations at, or increase the value of, the subject property. Failure of any of the foregoing to occur could affect the ability of the related borrower to repay amounts due under its loan.

Risk of Eminent Domain. Municipalities and other government subdivisions may, in certain circumstances, seek to acquire real properties underlying loans held by a Private Markets Investment Fund (or real properties that might from time-to-time be acquired by a Private Markets Investment Fund as a result of foreclosure on a loan or otherwise) through eminent domain proceedings. While these proceedings may be contested by the property owner, there can be no assurance that a municipality or other government subdivision will not succeed in acquiring the subject property. In such event, there is a risk that the property owner will not receive adequate compensation for the property acquired, which could result in a Private Markets Investment Fund incurring losses on its related investments.

Risks Associated with Investments in REITs. The Private Markets Investment Funds may invest in interests in (and/or may structure certain of its investments as interests in) real estate investment trusts (“REITs”) for U.S. Federal income tax purposes, interests in real estate investment vehicles with a preferential tax regime established in non-U.S. jurisdictions, or other similar securities. Such investments involve risks relating to the particular issuer of the securities, including the financial condition and business prospects of the issuer. REITs and similar vehicles generally are required to invest a substantial portion of their assets in operating real estate or real estate-related assets, and therefore are subject to the inherent risks associated with real estate-related investments. REIT and similar securities are generally unsecured and may also be subordinated to other obligations of the issuer, and the Private Markets Investment Funds may also invest in REIT or similar securities that are rated below investment grade. The performance of a REIT or similar vehicles may be affected by its failure to quality as a REIT, or non-U.S. real estate investment vehicle under applicable law, in which case it may become subject to additional taxation or other penalties, which may substantially reduce earnings available for distribution.

Environmental Liabilities. Certain investments made by Private Markets Investment Funds may be adversely affected by the use of hazardous substances by tenants or property owners. Various environmental laws may make a current or previous owner or operator of real property liable for the costs of removal or remediation of hazardous or toxic substances on, under or adjacent to such property. Those laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. For example, certain laws impose liability for release of asbestos-containing materials into the air or require the removal or containment of asbestos-containing materials. In some states, contamination of a property may give rise to a lien on the property to assure payment of the costs of cleanup. In some states, this lien has priority over the lien of a pre-existing mortgage. Additionally, third parties may seek recovery from owners or operators of real properties for cleanup costs, property damage or personal injury associated with releases of, or other exposure to, hazardous substances related to the properties. The owner’s liability for any required remediation generally is not limited by law and could, accordingly, exceed the value of the property and/or the aggregate assets of the owner. The presence of hazardous or toxic substances also may adversely affect the owner’s ability to refinance the property or to sell the property to a third party. The presence of, or strong potential for contamination by, hazardous substances consequently can have a materially adverse effect on the value of the property and a borrower’s ability to repay the related loan held by a Private Markets Investment Fund. In addition, under certain circumstances, a lender (such as a Private Markets Investment Fund) could be liable for the costs of responding to an environmental hazard.

Non-U.S. Borrowers. Certain Private Markets Investment Funds may make investments that are issued by borrowers domiciled in a jurisdiction outside North America or a political subdivision thereof. Such investments may involve increased risk, including: (i) less publicly available information about the related borrower; (ii) varying levels of governmental regulation and supervision; and (iii) the difficulty of enforcing legal rights in a foreign jurisdiction and related uncertainties as to the status, interpretation and application of laws. Moreover, foreign companies are generally not subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. companies. Generally, there is less governmental supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the U.S. For example, there may be no comparable provisions under certain foreign laws with respect to insider trading and similar investor protection afforded by securities laws that apply with respect to securities transactions consummated in the United States.

The economies of individual non-U.S. countries may also differ from the U.S. economy in such respects as the effect of the global recession, growth or contraction of the gross domestic product, rate of inflation, politics, volatility of currency exchange rates, capital reinvestment, resources self-sufficiency and balance of payments position. Accordingly, investments involving non-U.S. borrowers could face risks which would not pertain to other investments, which could expose a Private Markets Investment Fund to losses on such investments.

Because the effectiveness of the judicial systems in the countries in which the Private Markets Investment Funds may invest varies, the Private Markets Investment Funds may have difficulty in foreclosing or successfully pursuing claims in the courts of such countries, as compared to the United States or other countries. Further, to the extent a Private Markets Investment Fund may obtain a judgment but is required to seek its enforcement in the courts of one of the countries in which the Private Markets Investment Fund invests, there can be no assurance that such courts will enforce such judgment. The laws of many nations often lack the sophistication and consistency found in the United States with respect to foreclosure, bankruptcy, corporate reorganization and creditors’ rights.

In many foreign countries, there is the possibility of expropriation, nationalization or confiscatory taxation, limitations on the convertibility of currency or the removal of securities, property or other assets of a Private Markets Investment Fund, political, economic or social instability or adverse diplomatic developments, each of which could have an adverse effect on the Private Markets Investment Funds’ investments in such foreign countries (which may make it more difficult to pay U.S. Dollar-denominated obligations). The economies of individual non-U.S. countries may also differ from the U.S. economy in such respects as the effect of the global recession, growth or contraction of the gross domestic product, rate of inflation, volatility of currency exchange rates, depreciation, capital reinvestment, resources self-sufficiency and balance of payments position.

General Risks Related to Investments in Real Estate and Real Estate Related Assets

Real Estate-Related Investments. The Funds may invest in Private Markets Investment Funds that invest in real estate or real estate-related assets. Real estate historically has experienced significant fluctuations and cycles in value that may result in reductions in the value of real estate-related investments. The marketability and value of a Private Markets Investment Fund’s investments will depend on many factors beyond any control of the Private Markets Investment Fund or its manager. The ultimate performance of a Private Markets Investment Fund’s investments will be subject to the varying degrees of risk generally incident to the operation of the underlying real property or real estate-related assets. For example, the ultimate value of a Private Markets Investment Fund’s investments may depend upon the real property owner’s ability to operate the real property in a manner sufficient to maintain or increase revenues in excess of operating expenses or, in the case of leased real property, the ability of the lessee to make rental payments. Revenues may be adversely affected by changes in national or international economic conditions; changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics; the financial condition of tenants and lessees, buyers and sellers of properties; competition from other properties offering the same or similar services; changes in interest rates and in the availability, cost and terms of mortgage funds; the impact of present or future environmental legislation and compliance with environmental laws (as more specifically set out below); the ongoing need for capital improvements (particularly in older structures); changes in real estate tax rates and other operating expenses; adverse changes in governmental rules and fiscal policies; civil unrest; acts of God, including earthquakes, hurricanes and other natural disasters; acts of war; acts of terrorism (any of which may result in uninsured losses); adverse changes in zoning laws; and other factors that are beyond the control of the real property owners, the Private Markets Investment Funds or their managers. In the event that any of the properties underlying a Private Markets Investment Fund’s investments experience any of the foregoing events or occurrences, the value of and return on the investor’s investment in a Fund would be negatively impacted.

Development. A Private Markets Investment Fund may acquire equity and/or debt interests in real estate developments and/or in businesses that engage in real estate development. To the extent that a Private Markets Investment Fund invests in such development activities, it will be subject to the risks normally associated with such activities. Investments made in properties to be developed may receive little or no cash flow, and market conditions may change during the course of development which makes such development less attractive than at the time it was commenced. Such risks include, without limitation, risks relating to the availability and timely receipt of zoning and other regulatory approvals, the cost and timely completion of construction (including risks beyond the control of a Private Markets Investment Fund or its manager, such as weather or labor conditions or material shortages) and the availability of both construction and permanent financing on favorable terms. These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development activities once undertaken, any of which could have an adverse effect on the financial condition and results of operations of a Private Markets Investment Fund and on the amount of funds available for distribution to its investors.

Office Properties. A Private Markets Investment Fund may invest in office properties. A large number of factors may adversely affect the value of office properties, including the quality of an office building’s tenants; an economic decline in the business operated by the tenants; the physical attributes of the building in relation to competing buildings (e.g., age, condition, design, appearance, location, access to transportation and ability to offer certain amenities, such as sophisticated building systems and/or business wiring requirements); the physical attributes of the building with respect to the technological needs of the tenants, including the adaptability of the building to changes in the technological needs of the tenants; the diversity of an office building’s tenants (or reliance on a single or dominant tenant); the desirability of the area as a business location; the strength and nature of the local economy, including labor costs and quality, tax environment and quality of life for employees; and an adverse change in population, patterns of telecommuting or sharing of office space, and employment growth (which creates demand for office space).

Multifamily Properties. A Private Markets Investment Fund may invest in garden-style, mid-rise and high-rise properties. A large number of factors may adversely affect the value and successful operation of such properties, including: physical attributes of the property such as its age, condition, design, appearance, access to transportation and construction quality; location of the property (for example, a change in the neighborhood over time); ability of management to provide adequate maintenance and insurance; the types of services or amenities that the property provides; the property’s reputation; the level of mortgage interest rates, which may encourage tenants to purchase rather than lease housing; presence of competing properties; the tenant mix, such as the tenant population being predominantly students or being heavily dependent on workers from a particular business or personnel from a local industrial unit; adverse local or national economic conditions, which may limit the amount of rent that may be charged and may result in a reduction of timely rent payments or a reduction in occupancy levels; state and local regulations, which may affect the building owner’s ability to increase rent to the level of market rents for an equivalent apartment; and government assistance/rent subsidy programs.

In addition, certain local and international jurisdictions regulate the relationship of an owner and its tenants. Generally, these laws require a written lease, good cause for eviction, disclosure of fees, and notification to residents of changed land use, while prohibiting unreasonable rules, retaliatory evictions, and restrictions on a resident’s choice of unit vendors.

In addition to U.S. federal, state and/or local regulation of the landlord-tenant relationship, numerous counties and/or municipalities impose rent control on apartment buildings. These ordinances may limit rent increases to fixed percentages, to percentages of increases in the consumer price index, to increases set or approved by a governmental agency, or to increases determined through mediation or binding arbitration.

Retail Properties. A Private Markets Investment Fund may invest in retail properties. Several factors may adversely affect the value and successful operation of a retail property, including, but not limited to: (i) changes in consumer spending patterns, local competitive conditions (such as the supply of retail space or the existence or construction of new competitive shopping centers or shopping malls); (ii) alternative forms of retailing (such as internet web sites, direct mail and video shopping networks, which reduce the need for retail space by retail companies); (iii) the safety, convenience and attractiveness of the property to tenants and their customers or clients; (iv) the public perception of the safety of customers at shopping malls and shopping centers; (v) the need to make major repairs or improvements to satisfy the needs of major tenants; and (vi) traffic patterns and access to major thoroughfares.

The general strength of retail sales also directly affects retail properties. If retail sales by tenants in a Private Markets Investment Fund’s properties were to decline, the rents that are based on a percentage of revenues may also decline, and tenants may be unable to pay the fixed portion of their rents or other occupancy costs. The cessation of business by a significant tenant can adversely affect a retail property, not only because of rent and other factors specific to such tenant, but also because significant tenants at a retail property play an important part in generating customer traffic and making a retail property a desirable location for other tenants at such property.

Student Housing. Student housing properties face significant competition from university-owned student housing and from other private student housing communities located within close proximity to universities. Many students prefer on-campus housing to off-campus housing because of the closer physical proximity to campus and the integration of on-campus facilities into the academic community. Other factors affecting the profitability of student housing are the relationships that student housing operators maintain with universities for referrals of prospective tenants or for mailing lists of prospective tenants and their parents, as well as general admission policies limiting the number of student admissions or requiring that a certain class of students (e.g., freshmen) live in a university-owned facility. Moreover, universities can generally avoid real-estate taxes and borrow funds at lower interest rates, while private-sector operators of student housing generally pay full real estate taxes and thus have higher borrowing costs. Consequently, universities often can offer more convenient and/or less expensive student housing than private operators of student housing, which can adversely affect occupancy and rental rates. Finally, student housing properties usually require greater maintenance costs because of increased damage or wear and tear than would apply to other types of housing, and usually have a higher turnover rate than other types of multifamily tenants, compounded by the fact that student leases are available for periods of less than 12 months. All these factors combine to produce heightened uncertainty with respect to predicting cash flows generated by student housing.

Leases of student housing properties typically are for a term of one year or less. Properties may need to be entirely re-leased each year, exposing a Private Markets Investment Fund to more leasing risk than property lessors that lease their properties for longer terms. Student housing properties are also typically leased during a limited leasing period that begins each October and ends in September of the following year. This requires increased reliance on the effectiveness of marketing and leasing efforts and personnel during this leasing period. Any significant difficulty in leasing properties would adversely affect results of operations and the financial condition of a Private Markets Investment Fund’s investment. Additionally, student-tenants may be more likely to default on their lease obligations during the summer months, which could further reduce revenues during this period. Although lease obligations will typically be guaranteed by a parent, the Private Markets Investment Fund may have to spend considerable effort and expense in pursuing payment upon a defaulted lease, and efforts may not be successful. Furthermore, tenants may not have to submit a security deposit, making it significantly less likely that the tenant will cover potential damages to the property.

Assisted-Living and Seniors’ Housing. The success of assisted-living and seniors’ housing depends in large part on the success in attracting senior citizens with the ability to pay for the services they receive. While a portion of the fees payable by residents of retirement facilities may be reimbursed by government and private payors, many such facilities are substantially dependent on the ability of the residents and their families to pay directly. In addition, some payors may limit the number of days for which payment will be made in some settings, such as skilled nursing facilities, and most payors limit the types of services for which payment will be made and/or the amount paid for each particular service.

Health care in general is an area subject to extensive regulation and frequent regulatory change. Some jurisdictions promote regionally-managed and regulated health care systems. These changes favor larger operators that have the resources to provide more cost-effective management services and well-developed staff training programs on a regional basis. There can be no assurance that future regulatory changes in health care, particularly those changes affecting the seniors’ housing industry, will not materially adversely affect the Private Markets Investment Funds. It may be difficult to obtain certain required regulatory approvals or sustain current funding levels.

Delays in obtaining regulatory approvals could hinder the services and operations of a Private Markets Investment Fund’s seniors’ housing, which could materially adversely affect a Fund’s anticipated revenues, results of operations and cash flows.

Retirement communities in certain provinces are subject to audits and/or inspections by government authorities to ensure compliance with applicable laws and licensing requirements.

Government agencies have steadily increased their enforcement activity over the past several years. Further, laws and regulation periodically change over time and regulatory bodies may impose more stringent requirements on the underlying portfolio investments of the Private Markets Investment Funds. As a result, the Private Markets Investment Funds and their managers must continually allocate increased resources to ensure compliance with applicable regulations. However, there is no assurance that the Private Markets Investment Fund and their managers will be able to increase its resource allocation sufficiently to match all costs of compliance or increased costs of compliance.

Where the Private Markets Investment Funds have originated and/or acquired loans secured by retirement community properties, the applicable provincial licensing and regulatory may limit the ability of the Private Markets Investment Funds to foreclose on such properties. The Private Markets Investment Fund may be subject to certain restrictions when considering foreclosing on any such collateral. As a result, the manager of the Private Markets Investment Fund may restrict or limit the exercise of rights for the Private Markets Investment Fund in connection with such loans.

Risks Associated with Commercial Mortgage Loans. A Private Markets Investment Fund may invest in commercial mortgage loans. The value of a Private Markets Investment Fund’s commercial mortgage loans will be influenced by the rate of delinquencies and defaults experienced on the commercial mortgage loans and by the severity of loss incurred as result of such defaults. The factors influencing delinquencies, defaults and loss severity include (i) economic and real estate market conditions by industry sectors (e.g., multifamily, retail, office, etc.); (ii) the terms and structure of the mortgage loans; and (iii) any specific limits to legal and financial recourse upon a default under the terms of the mortgage loan.

Commercial mortgage loans are generally viewed as exposing a lender to a greater risk of loss through delinquency and foreclosure than lending on the security of single family residences. The ability of a borrower to repay a loan secured by income-producing property typically is dependent primarily upon the successful operation and operating income of such property (i.e., the ability of tenants to make lease payments, the ability of a property to attract and retain tenants, and the ability of the owner to maintain the property, minimize operating expenses, and comply with applicable zoning and laws) rather than upon the existence of independent income or assets of the borrower. Many commercial mortgage loans provide recourse only to specific assets, such as the property, and not against the borrower’s other assets or personal guarantees.

Commercial mortgage loans generally do not fully amortize, which can necessitate a sale of the property or refinancing of the remaining “balloon” amount at or prior to maturity of the mortgage loan. Accordingly, investors in commercial mortgage loans bear the risk that the borrower will be unable to refinance or otherwise repay the mortgage at maturity, thereby increasing the likelihood of a default on the borrower’s obligation.

Exercise of foreclosure and other remedies may involve lengthy delays and additional legal and other related expenses on top of potentially declining property values. In certain circumstances, the creditors may also become liable upon taking title to an asset for environmental or structural damage existing at the property.

Risks Associated with Residential Mortgage Loans. A Private Markets Investment Fund may invest in residential mortgage loans, including subprime mortgages which have been subject to investor consternation in recent years. Residential mortgage loans are typically secured by single-family residential property and are subject to risks of delinquency and foreclosure and risks of loss. The ability of a borrower to repay a loan secured by a residential property is dependent upon the income or assets of the borrower. A number of factors, including, without limitation, a general economic downturn, natural disasters, environmental disasters, acts of terrorism, social unrest and civil disturbances, may impair borrowers’ abilities to repay their loans. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in- possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process which could have a substantial negative effect on a Private Markets Investment Fund’s anticipated return on a foreclosed mortgage loan.

In addition, certain residential mortgage loans may be structured with negative amortization features. Negative amortization arises when the mortgage payment in respect of a loan is smaller than the interest due on such loan. On any such mortgage loans, if the monthly payments are not enough to cover both the interest and principal payments on the loan, the shortfall is added to the principal balance, causing the loan balance to increase rather than decrease over time. Because the related mortgagors may be required to make a larger single payment upon maturity, the default risk associated with such mortgage loans may be greater than that associated with fully amortizing mortgage loans.

Construction, Redevelopment and Renovation Risks. The existence of construction or renovation at properties underlying an investment made by a Private Markets Investment Fund may make space unavailable to rent or may make the properties less attractive to tenants or their customers, and accordingly could have a negative effect on net operating income. To the extent applicable, there can be no assurance that any escrow or reserve collected will be sufficient to complete any current renovation or be otherwise sufficient to satisfy any tenant improvement expenses at a property. Failure to complete planned improvements may have a material adverse effect on the cash flow at the property and the related borrower’s ability to meet its payment obligations under its loan documents. In addition, in the event the related borrower fails to pay the costs for work completed or material delivered in connection with such ongoing redevelopment or renovation, the portion of the property on which there are renovations may be subject to mechanic’s or materialmen’s liens that may be senior to a Private Markets Investment Fund’s lien. Additionally, there can be no assurance that any current or planned redevelopment, renovation or expansion will be completed, that such redevelopment, renovation or expansion will be completed in the time frame contemplated, or that, when and if redevelopment, renovation or expansion is completed, such redevelopment, renovation or expansion will improve the operations at, or increase the value of, the subject property. Failure of any of the foregoing to occur could affect the ability of the related borrower to repay amounts due under its loan.

Risk of Decline in Value of Real Estate Collateral. The value of the real estate which underlies mortgage loans is subject to market conditions. Changes in the real estate market may adversely affect the value of the collateral and thereby lower the value to be derived from a liquidation. In addition, adverse changes in the real estate market increase the probability of default, as the incentive of the borrower to retain the property declines. Furthermore, many of the properties and/or the borrowers which will secure loans underwritten or invested in by a Private Markets Investment Fund may be suffering varying degrees of financial distress or may be located in economically distressed areas. Loans purchased or underwritten by the Private Markets Investment Fund may become non-performing for a wide variety of reasons, including, without limitation, because the mortgaged property is too highly leveraged (and, therefore, the borrower is unable to meet its debt service payments), has not been fully completed or is in need of rehabilitation. Such non-performing loans may require a substantial amount of workout negotiations and/or restructuring, which may entail, among other things, a substantial reduction in the interest rate, capitalization of interest payments, or a substantial write-down of the principal of the loan. Furthermore, the Private Markets Investment Fund may decide in certain circumstances to reduce collateral.

Litigation at the Property Level. The acquisition, ownership, and disposition of real properties carry certain specific litigation risks, which could result in losses to a Private Markets Investment Fund. Litigation may be commenced with respect to a property acquired by the Private Markets Investment Fund or its subsidiaries in relation to activities that took place prior to the Private Markets Investment Fund’s acquisition of such property. In addition, at the time of disposition of an individual property, a potential buyer may claim that it should have been afforded the opportunity to purchase the asset or alternatively that such buyer should be awarded due diligence expenses incurred or statutory damages for misrepresentation relating to disclosures made, if such buyer is passed over in favor of another as part of the Private Markets Investment Fund’s efforts to maximize sale proceeds. Similarly, successful buyers may later sue the Private Markets Investment Fund under various damage theories, including those sounding in tort, for losses associated with latent defects or other problems not uncovered in due diligence. Private Markets Investment Funds may also be exposed to litigation resulting from the activities of tenants or their customers, particularly, when the borrower is distressed and the Private Markets Investment Fund seeks to exercise remedies. In a Private Markets Investment Fund’s investment portfolio there may also be occasional claims in the regular course of business, such as slips and falls.

Risks Related to Investments in the Energy and Power Industries

Commodity Prices. A Private Markets Investment Fund may be focused on investing in portfolio companies in the oil and gas industry. Accordingly, a Private Markets Investment Fund’s ultimate performance will be impacted by, among other things, changes in oil, natural gas and natural gas liquids prices. Oil, natural gas and natural gas liquids prices have been, and are likely to continue to be, volatile and subject to wide fluctuations in response to any of the following factors: (i) relatively minor changes in the supply of and demand for oil, natural gas, natural gas liquids or coal; (ii) market uncertainty and the condition of various economies (including interest rates, levels of economic activity, the price of securities and the participation by other investors in the financial markets); (iii) political conditions in international oil producing regions; (iv) terrorist acts; (v) the extent of domestic production and importation of oil, natural gas, natural gas liquids or coal in certain relevant markets; (vi) the level of consumer demand; (vii) weather conditions; (viii) the competitive position of oil, natural gas, natural gas liquids or coal as a source of energy as compared with other energy sources; (ix) the refining capacity of oil, natural gas and natural gas liquids; (x) the effect of foreign, federal and state regulation on the production, transportation and sale of oil and other price controls, taxes and environmental laws and regulations; (xi) the price of non-U.S. imports; (xii) the value of the U.S. dollar; (xiii) the availability of pipeline capacity; and (xiv) a variety of other factors beyond a Private Markets Investment Fund’s control. Any substantial and extended decline in the price of oil, natural gas or natural gas liquids may adversely affect the revenues, profitability or operating cash flows of the portfolio companies. In addition, estimates of hydrocarbon reserves by qualified engineers are often a key factor in valuing certain oil and gas assets. These estimates are subject to wide variances based on changes in commodity prices and certain technical assumptions. Accordingly, it is possible for such reserve estimates to be significantly revised from time to time, creating significant changes in the value of a portfolio company. Volatile oil, natural gas and natural gas liquids prices make it difficult to estimate the value of developed properties for acquisition and divestiture and often cause disruption in the market for oil, natural gas and natural gas liquids developed properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

Sub-Sector Specific Risk. The portfolio companies in which a Private Markets Investment Fund may invest are also subject to risks that are specific or ancillary to the particular sub-sector of the natural resources sector in which they operate.

•	Pipelines. Pipeline companies are subject to the demand for natural gas, natural gas liquids, crude oil or refined products in the markets they serve, changes in the availability of products for gathering, transportation, processing or sale due to natural declines in reserves and production in the supply areas serviced by the companies’ facilities, sharp decreases in crude oil or natural gas prices that cause producers to curtail production or reduce capital spending for exploration activities, and environmental regulation. Demand for gasoline, which accounts for a substantial portion of refined product transportation, depends on price, prevailing economic conditions in the markets served, and demographic and seasonal factors. Companies that own interstate pipelines that transport natural gas, natural gas liquids, crude oil or refined petroleum products are subject to regulation by the U.S. Federal Energy Regulatory Commission (“FERC”) with respect to the tariff rates they may charge for transportation services. An adverse determination by FERC with respect to the tariff rates of such companies could have a material adverse effect on their business, financial condition, results of operations, cash flows and ability to pay cash distributions or dividends. In addition, FERC recently revised its tax allowance policy, which now no longer permits such companies to include in their cost of service an income tax allowance to the extent that their owners have an actual or potential tax liability on the income generated by them. Such revision could adversely impact the maximum tariff rates that such companies are permitted to charge for their transportation services, which could in turn adversely affect the results of operations and cash flows of those companies and their ability to pay cash distributions or dividends to their unit holders or shareholders.

•	Gathering and processing. Gathering and processing companies are subject to natural declines in the production of oil and natural gas fields, which utilize their gathering and processing facilities as a way to market their production. Prolonged declines in the price of natural gas or crude oil, which curtail drilling activity and therefore production, and declines in the prices of natural gas liquids and refined petroleum products, may lower processing margins. In addition, some gathering and processing contracts subject the gathering or processing company to direct commodities price risk.

•	Exploration and production. Exploration, development and production companies are particularly vulnerable to declines in the demand for and prices of crude oil and natural gas. Reductions in prices for crude oil and natural gas can cause a given reservoir to become uneconomic for continued production earlier than it would if prices were higher, resulting in the plugging and abandonment of, and cessation of production from, that reservoir. In addition, lower commodity prices not only reduce revenues but also can result in substantial downward adjustments in reserve estimates. The accuracy of any reserve estimate is a function of the quality of available data, the accuracy of assumptions regarding future commodity prices and future exploration and development costs and engineering and geological interpretations and judgments. Different reserve engineers may make different estimates of reserve quantities and related revenue based on the same data. Actual oil and gas prices, development expenditures and operating expenses will vary from those assumed in reserve estimates, and these variances may be significant. Any significant variance from the assumptions used could result in the actual quantity of reserves and future net cash flow being materially different from those estimated in reserve reports. In addition, results of drilling, testing and production and changes in prices after the date of reserve estimates may result in downward revisions to such estimates. Substantial downward adjustments in reserve estimates could have a material adverse effect on a given exploration and production company’s financial position and results of operations. In addition, due to natural declines in reserves and production, exploration and production companies must economically find or acquire and develop additional reserves in order to maintain and grow their revenues and distributions.

•	Propane. Propane companies are subject to earnings variability based upon weather patterns in the locations where they operate and increases in the wholesale price of propane, which reduce profit margins. In addition, propane companies are facing increased competition due to the growing availability of natural gas, fuel oil and alternative energy sources for residential heating.

•	Coal. Coal companies are subject to declines in the demand for and prices of coal. Demand variability can be based on weather conditions, the strength of the domestic economy, the level of coal stockpiles in their customer base, and the prices of competing sources of fuel for electric generation. They are also subject to supply variability based on geological conditions that reduce the productivity of mining operations, the availability of regulatory permits for mining activities and the availability of coal that meets the standards of the Clean Air Act. Demand and prices for coal may also be affected by current and proposed regulatory limitations on emissions from coal-fired power plants and the facilities of other coal end-users. Such limitations may reduce demand for the coal produced and transported by coal companies. Certain coal companies could face declining revenues if they are unable to acquire additional coal reserves or other mineral reserves that are economically recoverable.

•	Marine shipping. Marine shipping companies are subject to supply of and demand for, and the level of consumption of, natural gas, liquefied natural gas, crude oil, refined petroleum products and liquefied petroleum gases in the supply areas and market areas they serve, all of which affect the demand for marine shipping services and therefore charter rates. Shipping companies’ vessels and cargoes are also subject to the risk of being damaged or lost due to marine disasters, extreme weather, mechanical failures, grounding, fire, explosions, collisions, human error, piracy, war and terrorism. Some vessels may also require replacement or significant capital improvements earlier than otherwise required due to changing regulatory standards. Shipping companies or their ships may be chartered in any country and a Private Markets Investment Fund’s investments in such issuers may be subject to risks similar to risks related to investments in non-U.S. securities.

Supply Risk. The profitability of certain portfolio companies in which a Private Markets Investment Fund may invest, particularly those involved in processing, gathering and pipeline transportation, may be materially impacted by the volume of natural gas or other energy commodities available for transportation, processing, storage or distribution. A significant decrease in the production of natural gas, crude oil, coal or other energy commodities, due to the decline of production from existing resources, import supply disruption, depressed commodity prices or otherwise, would reduce the revenue, operating income and operating cash flows of such portfolio companies and, therefore, their ability to make distributions or pay dividends to a Private Markets Investment Fund.

Demand for Oil and Gas. The success of certain portfolio companies in which a Private Markets Investment Fund may invest will be materially dependent upon the demand for oil and gas. The availability of a ready market for the oil and gas production generated from such a portfolio company depends on a number of factors beyond a Private Markets Investment Fund’s control, including the demand for, and supply of, oil and gas; the availability of alternative energy sources; the proximity of reserves to, and the capacity of, oil and gas gathering systems, pipelines or trucking and terminal facilities. A portfolio company in which a Private Markets Investment Fund invests may also have to shut in some of its wells temporarily due to a lack of market or adverse weather conditions including hurricanes. In addition, federal and state regulation of oil and gas production and transportation, general economic conditions and changes in supply and demand could adversely affect a portfolio company’s ability to produce and market its oil and gas on a profitable basis. Any significant change in the ability to produce and market the oil and gas production generated from a portfolio company’s assets could have a material adverse effect on the portfolio company’s financial condition and results of operations.

Inherent Operating Risks. The operation of oil and gas properties is subject to numerous risks inherent in the oil and gas industry, such as blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, pollution, earthquakes and environmental risks. These risks could result in substantial losses due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. Any offshore operations of a portfolio company in which a Private Markets Investment Fund has invested will be subject to a variety of operating risks peculiar to the marine environment, such as hurricanes or other adverse weather conditions; to more extensive governmental regulation, including regulations that may, in certain circumstances, impose strict liability for pollution damage; and to interruption or termination of operations by governmental authorities based on environmental or other considerations. Each portfolio company in which a Private Markets Investment Fund invests is expected to seek to maintain insurance coverage for the operations of its investments, but insurance coverage for environmental damages that occur over time or insurance coverage for the full potential liability that could be caused by sudden environmental damages may not be available at a reasonable cost, and a portfolio company may be subject to liability or may lose substantial portions of its properties in the event of certain environmental damages.

Drilling, Engineering, Construction and Development Risks. The revenues and operating results of certain portfolio companies in which a Private Markets Investment Fund may invest will be dependent upon the success of the exploitation, development, construction and drilling activities of its investments. These oil and gas activities involve numerous risks, including the risk that no commercially productive oil or natural gas reservoirs will be encountered. The timing and cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions, compliance with governmental requirements, work stoppages and labor disputes, unforeseen engineering, environmental and geological problems, unanticipated cost increases, inflation, and shortages or delays in the availability of drilling rigs and the delivery of equipment. In instances where a portfolio company in which a Private Markets Investment Fund invests in oil and gas development opportunities, such portfolio company is likely to retain some residual risk that the development project will not be completed within budget, within the agreed time frame and to the agreed specification. During the construction phase, the major risks include a delay in the projected completion of the project and a resultant delay in the commencement of cash flow, an increase in the capital needed to complete construction, the insolvency of the head contractor, a major subcontractor and/or a key equipment supplier, strikes, unforeseen weather, environmental or engineering problems or failure or substantial delays in obtaining (i) regulatory, environmental or other approvals or permits, (ii) financing or (iii) suitable equipment supply, operating and offtake contracts. Construction costs may exceed estimates for various reasons, including inaccurate engineering and planning, labor and building material costs in excess of expectations or unanticipated problems with project start up. Such unexpected increases may result in increased debt-service costs, insufficient funds to complete construction and the inability of project owners to meet the higher interest and principal repayments arising from the additional debt required. Delays in project completion often result in an increase in total project construction costs and affect the scheduled flow of project revenues necessary to cover the scheduled operations phase, debt-service costs, operations and maintenance expenses and damage payments for late delivery. The experience, reputation and financial, human and technical resources of the head contractor, key subcontractors and major equipment suppliers for a project are factors relevant in determining the likelihood of the timely completion of the project at a stated price.

Evaluation Limitations. The acquisition of a specific asset or project will depend in part on the evaluation of data obtained from geophysical and geological analyses, seismic data and other information, the results of which are often inconclusive and subject to various interpretations. The process of estimating oil and gas reserves is complex and inherently subjective, requiring significant estimates and assumptions. Information may be incomplete (particularly in early-stage opportunities) and implications of available data may not be fully understood.

Royalty Interest Risks. A Private Markets Investment Fund or certain portfolio companies in which a Private Markets Investment Fund may invest may invest in oil and gas royalty interests. Such a Private Markets Investment Fund or a portfolio company will generally receive revenues from those royalty interests only upon sales of oil, gas and other hydrocarbon production by the underlying property or upon sale of the royalty interests themselves. There can be no assurance that reserves sufficient to provide the expected royalty income will be discovered, developed or produced when anticipated, if at all.

Legislation and Regulatory Initiatives Relating to Hydraulic Fracturing. Hydraulic fracturing is an important and common practice that is used to stimulate production of hydrocarbons, particularly natural gas, from tight formations. Certain portfolio companies in which a Private Markets Investment Fund may invest may routinely utilize hydraulic fracturing techniques in many of their natural gas well drilling and completion programs. The process involves the injection of water, sand and chemicals under pressure into the formation to fracture the surrounding rock and stimulate production. The process is typically regulated by state authorities; however, the U.S. Environmental Protection Agency (the “EPA”) has asserted federal regulatory authority over hydraulic fracturing involving diesel additives under the Safe Drinking Water Act’s Underground Injection Control Program. At the same time, the EPA has published a study of the potential environmental impacts of hydraulic fracturing activities, and legislation has been introduced before the U.S. Congress to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the fracturing process. In addition, some states have adopted, and other states are considering adopting, regulations that could impose more stringent permitting, disclosure and well construction requirements on hydraulic fracturing operations. Moreover, certain municipalities have tried to ban hydraulic fracturing. Public opposition to hydraulic fracturing, due in part to concerns over groundwater contamination, may encourage additional regulation of the industry. If new laws or regulations that significantly restrict hydraulic fracturing are adopted, such laws could make it more difficult or costly for portfolio companies in which a Private Markets Investment Fund invests to perform fracturing to stimulate production from tight formations. In addition, if hydraulic fracturing becomes regulated as a general matter at the federal level as a result of federal legislation or regulatory initiatives by the EPA, fracturing activities by portfolio companies in which a Private Markets Investment Fund invests could become subject to additional permitting requirements, and also to attendant permitting delays and potential increases in costs. Restrictions on hydraulic fracturing could also reduce the amount of oil and gas that the portfolio companies in which a Private Markets Investment Fund invests are ultimately able to produce from their reserves.

Technology Innovation. The oil and gas industry routinely develops new technologies to enhance the recovery of reserves, thereby increasing recoverable amounts and/or the improving the cost of recovery. While the oil and gas assets of certain portfolio companies in which a Private Markets Investment Fund may invest may benefit from such technologies, there can be no assurance that technology innovation will not favor assets of a type not held by such portfolio companies, which would place such portfolio companies in a competitive disadvantage and drive down the value of their assets.

Unavailability of Equipment or Personnel. The oil and gas industry is cyclical and, from the time to time, there is a shortage of equipment, supplies, drilling rigs or qualified personnel. During these periods, the costs and delivery times for equipment, supplies and rigs are substantially greater. In addition, demand for, and wage rates of, qualified drilling rig crews rise with increases in the number of active rigs in service. If the unavailability or high cost of drilling rigs, equipment, supplies or qualified personnel were particularly severe, the business of certain portfolio companies in which a Private Markets Investment Fund may invest could be materially and adversely affected.

Risk Factors Related to Midstream and Natural Gas Storage Industry. Private Markets Investment Funds may make investments in the midstream sector. The profitability of the portfolio companies in which a Private Markets Investment Fund may invest that are principally engaged in business in the midstream or natural gas storage industry will also be dependent upon any pipeline, storage or related assets that they may own. The demand for use of pipeline, storage and related assets is dependent on prevailing prices and demand for oil, natural gas and natural gas liquids and the availability of third party interconnections to the pipeline, storage and related assets of such portfolio companies. Such portfolio companies will not own all of the land on which their pipeline, storage or related assets are located and will therefore be subject to the possibility of increased costs or the inability to retain necessary land use. Additionally, new and existing environmental regulations and increased regulation of pipeline, storage and related assets by federal, state or local regulatory agencies, including the FERC, may increase operating costs or limit the rates that such portfolio companies can charge for their services. All or any of these factors in addition to the factors described elsewhere in this section may have a significant adverse impact on the financial condition, prospects and profitability of such portfolio companies.

The markets and pipelines to which natural gas, natural gas liquids, condensate or other products are delivered establish specifications for the products they are willing to accept. These specifications include requirements such as hydrocarbon dewpoint, compositions, temperature, and foreign content (such as water, sulfur, carbon dioxide, and hydrogen sulfide), and these specifications can vary by product, pipeline or markets. If the total mix of a product delivered by a portfolio company to a pipeline or market fails to meet the applicable product quality specifications, the pipeline or market may refuse to accept all or a part of the products scheduled for delivery to it or may invoice the portfolio company for the costs to handle or damages from receiving the out-of-specification products. In those circumstances, the portfolio company may be required to find alternative markets for that product or to shut-in the producers of the non-conforming natural gas that is causing the products to be out of specification, potentially reducing through-put volumes or revenues.

Terrorist Activities Effect on Oil and Gas Prices. Terrorist attacks have caused instability in the world financial markets and may in the future generate additional global economic instability. The continued threat of terrorism and the impact of military or other action have led to, and will likely lead to, increased volatility in prices for oil and gas and could affect a Private Markets Investment Fund’s financial results. Further, the U.S. government has issued public warnings indicating that oil and gas assets might be specific targets of terrorist organizations. As a result of such a terrorist attack or of terrorist activities in general, a Private Markets Investment Fund and its portfolio companies may not be able to obtain insurance coverage and other endorsements at commercially reasonable prices or at all.

Taxation of Oil and Gas Properties. Investments in properties in the oil and gas industry may be subject to numerous taxes and fees by the jurisdiction in which such companies gas operations or having substantial real property holdings, in particular, may be subject to specific tax regimes, such as petroleum revenue taxes, fees for drilling rights and exploration licenses, oil productions fees, real estate taxes and stamp duties.

Construction and Right-of-Way Risk. As noted in this Prospectus, Private Markets Investment Funds may invest in portfolio companies that will construct new midstream assets. The construction of new midstream assets involve numerous regulatory, environmental, political and legal uncertainties beyond the Private Markets Investment Fund’s control and may require the expenditure of significant amounts of capital. These projects may not be completed on schedule or at the budgeted cost, or at all. Furthermore, revenues may not increase immediately upon the expenditure of funds on a particular project. For instance, if a pipeline is expanded, the construction expenditures may occur over an extended period of time, yet material increases in revenues may not occur until the project is completed. Also, facilities may be constructed to capture anticipated future growth in production in a region in which such growth does not materialize. To the extent that a portfolio company relies on estimates of future production in a decision to construct additions to systems, such estimates may prove to be inaccurate. As a result, new or expanded facilities may not be able to attract enough throughput to achieve expected investment returns, which could adversely affect the results of operations and financial condition of the Private Markets Investment Fund.

The construction of additions to any existing gathering and transportation assets may require acquisition of new rights-of-way prior to constructing new pipelines. A portfolio company in which a invests may be unable to obtain such rights-of-way to connect new natural gas supplies to existing gathering lines or capitalize on other attractive expansion opportunities. Additionally, it may become more expensive to obtain new rights-of-way or to renew existing rights-of-way. If the cost of renewing or obtaining new rights-of-way increases, cash flows of a Private Markets Investment Fund or its portfolio company could be adversely affected.

A midstream portfolio company typically will not own all of the land on which its pipelines and facilities have been constructed, and therefore will be subject to the possibility of more onerous terms or increased costs to retain necessary land use if valid rights-of-way are not in place or if such rights-of-way lapse or terminate. Any loss of rights, through the inability to renew right-of-way contracts or otherwise, could have a material adverse effect on the ability of a Private Markets Investment Fund to make cash distributions.

Renewable Energy. The Private Markets Investment Funds may make investments in renewable energy projects. The market for renewable energy is emerging and rapidly evolving. If renewable energy technology proves unsuitable for widespread commercial deployment or if the demand for renewable energy products fails to develop sufficiently, a Private Markets Investment Fund’s investments in renewable energy may be adversely affected. In particular, certain of a Private Markets Investment Fund’s renewable energy portfolio investments may be structured to seek or incorporate renewable energy tax credit, the terms of which may change or which may be discontinued altogether. While renewable energy projects currently enjoy support from governments and regulatory agencies, there is no assurance that such support will continue in the future and any reduction or elimination of governmental support may have an adverse effect on the development and construction of such projects. Additionally, oversupply in the oil market has caused a recent drop in oil prices. Such decline in pricing could adversely affect the competitiveness of alternative fuel sources and renewables. There can be no assurance that oil prices will return to historic levels, and a prolonged reduction in oil prices may have a material adverse effect on a Private Markets Investment Fund’s investment program.

In addition, if solar or wind conditions are unfavorable, a portfolio company’s electricity generation and revenue from renewable generation facilities may be substantially below its expectations. The electricity produced and revenues generated by a solar electric or wind energy generation facility are highly dependent on suitable solar or wind conditions, as applicable, and associated weather conditions, which are beyond the control of a Private Markets Investment Fund or its manager. Furthermore, components of a portfolio company’s systems, such as solar panels and inverters, could be damaged by severe weather, such as hailstorms or tornadoes. In addition, replacement and spare parts for key components may be difficult or costly to acquire or may be unavailable. Unfavorable weather and atmospheric conditions could impair the effectiveness of a portfolio company’s assets, reduce their output beneath their rated capacity or require shutdown of key equipment, impeding operation of its renewable assets.

A Private Markets Investment Fund or its portfolio company may base its investment decision with respect to a renewable generation facility on the findings of related wind and solar studies conducted on-site prior to construction or based on historical conditions at existing facilities. However, actual climatic conditions at a facility site, particularly wind conditions, may not conform to the findings of these studies and therefore, a portfolio company’s solar and wind energy facilities may not meet anticipated production levels or the rated capacity of its generation assets, which could adversely affect the business, financial condition and results of operations and cash flows.

Key Inputs. The operations of the businesses of portfolio companies in which Private Markets Investment Funds invest may rely on access to certain key inputs such as strategic consumables, raw materials and processing equipment, including those that are single-sourced or sourced from a limited number of third-party suppliers. The inability to obtain such key inputs in a timely manner could delay or reduce such portfolio company’s production, which could have an adverse impact on its results of operations and financial condition. Periods of high demand for such supplies can result in periods when availability of supplies are limited and cause costs to increase above normal inflation rates. Any interruption to supplies or increase in costs could adversely affect the operating results and cash flows of the Private Markets Investment Fund’s portfolio investments.

Independent Contractors. Independent contractors are typically used in operations in the energy industry to perform various operational tasks. Demand for such contractors may exceed supply resulting in increased costs or lack of availability of key contractors. Disruptions of operations or increased costs also can occur as a result of disputes with contractors or a shortage of contractors with particular capabilities. Additionally, since a portfolio company in which the Private Markets Investment Funds invest may not have the same control over independent contractors as it may have over its own employees, there is a risk that such contractors will not operate in accordance with its own safety standards or other policies. Any of the foregoing circumstances could have a material adverse effect on the business of such portfolio company.

New Technologies and Products. New technologies and products are frequently being developed with a view to counteracting or responding to global climate change, natural disasters, and energy and power shortages. Where such technologies and products are developed in industries targeted by a Private Markets Investment Fund, there can be no assurance that such Private Markets Investment Fund or its portfolio companies will be able to anticipate or capitalize on their introduction. In this regard, the development of any such new technologies and products could have a material adverse impact on the performance of the Private Markets Investment Fund’s portfolio company.

Power Purchase Agreement Risk. Private Markets Investment Funds’ portfolio companies may enter into power purchase agreements (“PPAs”). Payments by power purchasers to such companies or projects pursuant to their respective PPAs may provide the majority of such companies’ or projects’ cash flows. There can be no assurance that any or all of the power purchasers will fulfill their obligations under their PPAs or that a power purchaser will not become bankrupt or that upon any such bankruptcy its obligations under its respective PPA will not be rejected by a bankruptcy trustee. There are additional risks relating to the PPAs, including the occurrence of events beyond the control of a power purchaser that may excuse it from its obligation to accept and pay for delivery of energy generated by a company or project. The failure of a power purchaser to fulfill its obligations under any PPA or the termination of any PPA may have a material adverse effect on a portfolio company and such portfolio company’s ability to make interest or principal payments on any financing provided by a Private Markets Investment Fund when due.

Operating Pursuant to Complex Government Licenses, Leases, Concessions or Contracts. A Private Markets Investment Fund’s portfolio company may be subject to substantial regulation by government agencies. In addition, such a portfolio company’s operations may rely on government licenses, concessions, leases or contracts that are generally very complex and may result in a dispute over interpretation or enforceability. If a portfolio company fails to comply with these regulations or contractual obligations, it could be subject to monetary penalties or may lose its right to operate, or both. Where the Private Markets Investment Fund’s ability to own or operate a portfolio company is subject to a permit, license, concession or lease from the government, such requirements may restrict such portfolio company’s ability to operate its business in a way that maximizes cash flows and profitability. The permit, license, lease or concession may also contain clauses more favorable to the government counterparty than a typical commercial contract. For instance, the government may be able to terminate or amend a permit, license, lease or concession in certain circumstances unilaterally, or without requiring payment of adequate compensation. In addition, government counterparties also may have the discretion to change or increase regulation of a portfolio company’s operations, or implement laws or regulations affecting such portfolio company’s operations, separate from any contractual rights they may have. Governments have considerable discretion in implementing regulations that could impact a portfolio company’s business, and because its business may provide basic, everyday services, and face limited competition, governments may be influenced by political considerations and may make decisions that adversely affect a portfolio company’s business. In addition, a portfolio company may be subject to rate regulations that will determine the prices it may charge. It may be subject to unfavorable price determinations that may be final with no right of appeal or which, despite a right of appeal, could result in its profits being negatively affected.

Additional regulatory approvals, including, without limitation, renewals, extensions, transfers, assignments, reissuances or similar actions, may become applicable in the future, including due to a change in laws and regulations, a change in the portfolio companies’ customer(s) or for other reasons. There can be no assurance that a Private Markets Investment Fund’s portfolio company will be able to (i) obtain all required regulatory approvals that it does not yet have or that it may require in the future, (ii) obtain any necessary modifications to existing regulatory approvals or (iii) maintain required regulatory approvals. Delay in obtaining or failure to obtain and maintain in full force and effect any regulatory approvals, or amendments thereto, or delay or failure to satisfy any regulatory conditions or other applicable requirements could impair or prevent operation of a facility or sales to third parties or could result in additional costs to a portfolio company.

Sovereign Risk. The right of certain Private Markets Investment Fund portfolio companies to generate, deliver or sell energy may be granted by or derived from approval by governmental entities and is subject to special risks, including the risk that the relevant governmental entity will exercise sovereign rights and take actions contrary to the rights of the Private Markets Investment Fund or the relevant portfolio investment under the relevant agreement. There can be no assurance that the relevant governmental entity will not legislate, impose regulations or change applicable laws or act contrary to the law in a way that would materially and adversely affect the business of any portfolio investment of a Private Markets Investment Fund.

Reliance on Power Transmission and Facilities. Private Markets Investment Funds’ portfolio companies may depend on facilities and assets that it does not own or control for the transmission to its customers of the power produced by portfolio companies. If these transmission systems are disrupted or capacity on those systems is inadequate, such portfolio companies’ ability to sell and deliver power products or obtain fuel may be hindered. Independent system operators that oversee transmission systems in regional power markets have imposed price limitations and other mechanisms to address volatility, including curtailments for reliability purposes, in their power markets. Existing congestion, as well as expansion of transmission systems, could affect a portfolio company’s performance.

Land Title Risks. Certain Private Markets Investment Fund portfolio companies may require large areas of land to install and operate their equipment and associated infrastructure. The rights to use the necessary land may be obtained through freehold title, easements, leases and other rights of use. Different jurisdictions adopt different systems of land title, and in some jurisdictions it may not be possible to ascertain definitively who has the legal right to enter into land tenure arrangements with respect to investments. In addition, the grantor’s fee interests in the land which is the subject of such easements and leases are or may become subject to mortgages securing loans, other liens (such as tax liens) and other lease rights of third parties (such as leases of oil, gas, coal or other mineral rights). As a result, a portfolio company’s rights under such leases or easements are or may be subject and subordinate to the rights of third parties. It is also possible that a default by the grantor under any mortgage could result in a foreclosure on the grantor’s interest in the property and thereby terminate the investment’s right to the leases and easements required to operate such investment. Similarly, it is possible that a government authority, as the holder of a tax lien, could foreclose upon a parcel and take possession of the portion of the investment located on such parcel. The rights of a third party pursuant to a superior lease (such as leases of oil, gas, coal or other mineral rights) could also result in damage to or disturbance of the physical assets of an investment or require relocation of portfolio company assets. If any portfolio company were to suffer the loss of all or a portion of their underlying real estate interests or equipment as a result of a foreclosure by a mortgagee or other lienholder of a land parcel, or damage arising from the conduct of superior leaseholders, such portfolio company’s operations and revenues may be adversely affected. In addition, any declaration of native title or other indigenous rights in respect of land on which portfolio companies are located may adversely affect the owner or occupier of that land. It may not be possible to mitigate or remove a risk associated with indigenous claims.

Climate Change Laws. In response to findings that emissions of carbon dioxide, methane and other greenhouse gases (“GHGs”) present an endangerment to public health and the environment, countries across the globe are considering or implementing curtailment programs to limit GHG emissions. Such programs could and do include cap and trade programs that typically require major sources of GHG emissions, such as electric power plants, to acquire and surrender emission allowances in return for emitting those GHGs. Also, it is possible that such GHG curtailment efforts may include taxes on carbon, which could impose additional direct costs on operations and reduce demand for energy from certain sources. Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions would impact the Private Markets Investment Funds’ investment programs, any such future laws and regulations imposing reporting obligations on, or limiting emissions of GHGs from, a portfolio company’s equipment and operations could require it to incur costs to reduce emissions of GHGs associated with its operations. Substantial limitations on GHG emissions could also adversely affect demand for energy sources with significant emissions. Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events; if any such effects were to occur, they could have an adverse effect on a Private Markets Investment Fund portfolio company’s operations and financial condition.

Regulatory Matters. The energy industry is subject to comprehensive U.S. and non-U.S. federal, state and local laws and regulations. Present, as well as future, statutes and regulations could cause additional expenditures, restrictions and delays that could materially and adversely affect the portfolio companies and the prospects of the Private Markets Investment Funds. Other power assets may be taxed or need to purchase offsets under proposed environmental legislation in the United States and existing or proposed environmental legislation in other parts of the world, which could affect their economic viability.

Risks Related to Investments in Infrastructure

Infrastructure Risk Generally. Private Markets Investment Fund’s investment portfolio may consist of securities issued by infrastructure and privately-held companies, and operating results in a specified period will be difficult to predict. Such investments involve a high degree of business and financial risk which can result in substantial losses, including the loss of an investor’s entire investment. A portion of a Private Markets Investment Fund’s assets may be invested in companies in highly competitive markets dominated by firms with substantially greater financial and possibly better technical resources than the portfolio companies in which the Private Markets Investment Funds invest. Portfolio companies in which the Private Markets Investment Funds invest may operate in business sectors that face technological changes and/or may be dominated by other firms or organizations. These and other inherent business risks could affect the performance and value of investments.

Most infrastructure assets have unique locational and market characteristics, which could make them highly illiquid or appealing only to a narrow group of investors. Political and regulatory considerations and popular sentiments could also affect the ability of the Private Markets Investment Fund to buy or sell investments on favorable terms. Infrastructure assets can have a narrow customer base. Should any of the customers or counterparties fail to pay their contractual obligations, significant revenues could cease and become irreplaceable. This would affect the profitability of the infrastructure assets. Infrastructure projects are generally heavily dependent on the operator of the assets. There are a limited number of operators with the expertise necessary to successfully maintain and operate infrastructure projects. The insolvency of the lead contractor, a major subcontractor or a key equipment supplier could result in material delays, disruptions and costs that could significantly impair the financial viability of an infrastructure investment project and in turn the Private Markets Investment Fund’s investment therein.

Environmental Matters. Environmental laws, regulations and regulatory initiatives play a significant role in the energy industry and can have a substantial impact on investments in the real estate and infrastructure industries generally. For example, global initiatives to minimize pollution have played a major role in the increase in demand for natural gas and alternative energy sources, creating numerous new investment opportunities. Conversely, required expenditures for environmental compliance have adversely impacted investment returns in a number of segments of the industry. The energy and power industry will continue to face considerable oversight from environmental regulatory authorities. The Private Markets Investment Funds may invest in portfolio companies that are subject to changing and increasingly stringent environmental and health and safety laws, regulations and permit requirements.

•	A Private Markets Investment Fund’s operating costs and performance may be affected by the costs of its portfolio companies in complying with existing environmental laws, ordinances and regulations, as well as the cost of complying with future legislation or environmental problems that materially impair the value of the properties in which such Private Markets Investment Fund has invested or that serve as collateral for such Private Markets Investment Fund’s investments. Under various applicable environmental laws and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances.

•	In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner’s ability to borrow using such real property as collateral. Certain clean-up actions brought by governmental and private parties, as well as the presence of hazardous substances on a property, may lead to claims of personal injury, property damage or other claims by private claimants. In some states, contamination of a property may give rise to a lien on the property to assure payment of the costs of cleanup. In some states, this lien has priority over the lien of a pre-existing mortgage. Additionally, third parties may seek recovery from owners or operators of real properties for cleanup costs, property damage or personal injury associated with releases of, or other exposure to, hazardous substances related to the properties. The owner’s liability for any required remediation generally is not limited by law and could, accordingly, exceed the value of the property and/or the aggregate assets of the owner.

•	Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. Certain environmental laws and common law principles could be used to impose liability for release of asbestos-containing materials (“ACMs”) into the air and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released ACMs or other hazardous materials. Environmental laws may also impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated, and these restrictions may require substantial expenditures. In connection with the ownership and operation of its investment properties, a Private Markets Investment Fund may be potentially directly or indirectly liable for any such costs. The costs of defending against claims of liability or remediation of contaminated property and the cost of complying with such environmental laws could materially adversely affect financial performance of a Private Markets Investment Fund or its portfolio company.

•	Infrastructure assets may be subject to numerous statutes, rules and regulations relating to environmental protection. Liabilities may arise as a result of a large number of factors, including changes in laws or regulations and the existence of conditions that were unknown at the time of acquisition or operation, which may ultimately affect the return on a Private Markets Investment Fund’s investment.

•	In addition, infrastructure assets can have a substantial environmental impact. As a result, community and environmental groups may protest about the development or operation of infrastructure assets, and these protests may induce government action to the detriment of the owner of the infrastructure asset. Ordinary operation or occurrence of an accident with respect to infrastructure assets could cause major environmental damage, which may result in significant financial distress to the particular asset. In addition, the costs of remediating, to the extent possible, the resulting environmental damage and repairing relations with the affected community, could be significant, which may ultimately affect the return on the Private Markets Investment Fund’s investment.

•	The forest products industry is subject to extensive environmental regulation in the United States. Additional regulations are likely to become applicable to the operation of Private Markets Investment Funds’ investments, resulting in increased costs, reduced operating flexibility, and additional capital expenditures that could adversely affect operating results.

Investments in Leveraged Infrastructure Assets. Infrastructure assets may be highly leveraged. While investments in leveraged companies offer the opportunity for relatively greater capital appreciation, such investments also involve a higher degree of risk. Recessions, operating problems and other general business and economic risks may have a more pronounced effect on the profitability or survival of such companies. Moreover, movements in the level of interest rates may affect the returns from these assets more significantly than investments in other types of assets. In particular, the type of debt, maturity profile, interest rates and covenants in place (including the manner in which they affect returns to equity holders) could affect the timing and magnitude of returns. Additionally, the securities acquired by Private Markets Investment Funds may be the most junior in what will typically be a complex capital structure, and thus subject to the greatest risk of loss. If an issuer cannot generate adequate cash flow to meet its obligations, a Private Markets Investment Fund may suffer a partial or total loss of capital invested in the issuer. Under certain circumstances, payments to a Private Markets Investment Fund and distributions by a Private Markets Investment Fund to its limited partners or investors may be reclaimed if any such payment is later determined to have been a preferential payment.

Construction Risks. Where a Private Markets Investment Fund invests in new infrastructure projects, it is likely to retain some risk that the project will not be completed within budget, within the agreed time frame and to the agreed specification. During the construction phase, the major risks include delays or shortages of construction equipment, material and labor, work stoppages, labor disputes, weather interferences, unforeseen engineering, environmental and geological problems and difficulties in obtaining (i) regulatory, environmental or other approvals or permits; (ii) financing; and (iii) suitable equipment supply, operating and offtake contracts, any of which could give rise to delays or costs overruns. A material delay or increase in unabsorbed cost could significantly impair the financial viability of an infrastructure investment project and result in a material adverse effect on a Private Markets Investment Fund’s investment.

Operating and Technical Risk. The long-term profitability of infrastructure assets, once they are constructed, is partly dependent upon the efficient operation and maintenance of the assets and companies. Inefficient operation and maintenance may reduce the profitability of a Private Markets Investment Fund’s investment, adversely affecting a Private Markets Investment Fund’s financial returns. Investments in infrastructure assets may be subject to operating and technical risks, including the risk of mechanical breakdown, spare parts shortages, failure to perform according to design specifications, labor strikes, labor disputes, work stoppages and other work interruptions, and other unanticipated events which adversely affect operations. An operating failure may lead to loss of a license, concession or contract on which a portfolio investment is dependent. In addition, despite proper operation and maintenance, an infrastructure investment may be vulnerable to a force majeure event, and the damage caused by such an event may adversely affect a party’s ability to perform its obligations until it is able to remedy the damage. For example, certain of the infrastructure investments may be located in earthquake zones or be subject to risks associated with adverse weather conditions, natural disasters (such as fire, hurricanes, tornadoes, tsunamis, typhoons, windstorms, volcanic eruptions or floods), man-made disasters, changes in law, eminent domain, war, riots, terrorist attacks, labor disputes and other unforeseen circumstances and incidents. Insurance coverage of such risks may be limited, subject to large deductibles or completely unavailable.

Documentation Risks. Infrastructure assets are often governed by highly complex legal contracts and documents. As a result, the risks of a dispute over interpretation or enforceability of the legal contracts and documentation and consequent costs and delays may be higher than for other types of investments.

Regulatory Risks. Many infrastructure investments will be subject to substantial governmental regulation, and governments have considerable discretion in implementing regulations that could impact the business of infrastructure investments. In addition, the operations of infrastructure investments may rely on government permits, licenses, concessions, leases or contracts. Government entities generally have significant influence over such companies in respect of the various contractual and regulatory relationships they may have, and these government entities may exercise their authority in a manner that causes delays in the operation of the business of the infrastructure investments, obstacles to pursuit of the infrastructure investments’ strategy or increased administrative expenses. In this regard, the nature and extent of government regulation can also be a key driver of value and returns.

Where the ability to operate an infrastructure investment is subject to a concession or lease from the government, the concession or lease may restrict the operation of the infrastructure investment. Leases or concessions may also contain clauses more favorable to the government counterparty than would a typical commercial contract (for example, enabling the government to terminate a lease or concession in certain circumstances without paying adequate compensation). If an infrastructure investment fails to comply with any regulation or contractual obligation, the infrastructure investment (and, indirectly a Private Markets Investment Fund) could be subject to monetary penalties, loss of the right to operate affected businesses, or both. Furthermore, government permits, licenses, concessions, leases and contracts are generally very complex and may result in a dispute over interpretation or enforceability. In addition to any contractual rights they may enjoy, government counterparties may also have the independent discretion to implement or change laws, regulations or treaties affecting the operations of infrastructure investments. There can be no assurance that any future modification to applicable laws, regulations or treaties will not adversely impact a Private Markets Investment Fund.

Infrastructure investments may be subject to rate regulation by government agencies because of their unique position as the sole or predominant providers of services that are often essential to the community. As a result, certain infrastructure investments might be subject to unfavorable price regulation by government agencies. For example, infrastructure companies engaged in businesses with monopolistic or oligopolistic characteristics, such as electricity distribution and airports, could face caps placed by regulators on allowable returns. Often these price determinations are final with limited or no right of appeal. Given the public interest aspect of the services that infrastructure investments provide, political oversight of the sector is likely to remain pervasive and unpredictable and, for political reasons, governments may attempt to take actions which may negatively affect the operations, revenue, profitability or contractual relationships of infrastructure investments, including through expropriation. For example, in response to public pressure and/or lobbying efforts by specific interest groups, government entities may put pressure on infrastructure investments to reduce toll rates, limit or abandon planned rate increases, and/or exempt certain classes of users from tolls. Under these circumstances, if the affected infrastructure investments are unable to secure adequate compensation to restore the economic balance of the relevant concession agreement, financial condition and results of operations of a portfolio company in which a Private Markets Investment Fund invests could be materially and adversely affected.

Certain infrastructure investments may need to use public ways or may operate under easements. Under the terms of agreements governing the use of public ways or easements, government authorities may retain the right to restrict the use of such public ways or easements or to require issuers to remove, modify, replace or relocate their facilities at the issuer’s expense. If a government authority exercises these rights, the issuer could incur significant costs and its ability to provide service to its customers could be disrupted, which could adversely impact the performance of the investment.

Risks Related to Investments in Other Natural Resources

Cyclicality Risk. A Private Markets Investment Fund may invest in portfolio companies in the natural resources sector other than oil and gas. Generally, the operating results of companies in the broader natural resource sector, including the oil and gas sector, are cyclical, with fluctuations in commodity prices and demand for commodities driven by a variety of factors. The highly cyclical nature of the natural resource sector may adversely affect the earnings or operating cash flows of the portfolio companies in which a Private Markets Investment Fund may invest.

Timberlands Business Competition. The timberlands business is large and competitive. Competitive factors generally include price, species and grade, proximity to wood consuming facilities, ability to meet delivery requirements, availability of substitute products, and supply and demand in the relevant market area. Identifying attractive timberland investments is difficult and involves a high degree of uncertainty. There can be no assurance that Private Markets Investment Fund portfolio companies will be able to acquire timberlands and related assets that satisfy a Private Markets Investment Fund’s rate of return objectives or that a Private Markets Investment Fund will be able to fully invest its committed capital within an applicable the commitment period. In addition, timber is subject to increasing competition from a variety of non-wood products. Private Markets Investment Funds will compete with numerous private industrial and non-industrial land and timber owners in the United States. In addition, during the term of an investment, Private Markets Investment Funds may experience increasing competition from currently underutilized sources of supply and underutilized species of wood.

Cyclical Nature of Timberlands Values. Prices for standing timber have been, and in the future can be expected to be, subject to sharp, cyclical fluctuations. Accordingly, there can be no assurance the market value of timber will in the future be equal to or higher than the value currently prevailing, nor can there be any assurance that the historical long-term profitability of timberlands can be maintained.

Volatility of Forest Product Prices. Private Markets Investment Funds’ operating revenues are dependent on prevailing market prices for wood products, which can fluctuate over time. Prevailing wood product prices are affected by changes in supply and demand, especially within a particular geographic area. Decreases in demand, increases in supply, or both, may reduce timber prices, which in turn may reduce a Private Markets Investment Fund’s revenues and affect its ability to make distributions.

The industries that use these various wood products drive the demand for them. Each market prices the product independently from the other markets. It is possible that all markets could deteriorate simultaneously, and negatively affect the ability of a Private Markets Investment Fund to make distributions.

The demand for most saw timber depends on the level of construction, repair, and remodeling activity occurring in the general economy. Interest rates and other local, national and international economic conditions affect the level of construction, repair and remodeling activity. A slowdown in construction and/or remodeling is likely to reduce demand for timber, which may reduce revenues of a portfolio companies in which a Private Markets Investment Fund invests. While the United States construction market has rebounded from lows experienced during the recent recession, increasing interest rates may negatively affect future levels of construction, repair, and remodeling activity. Wood substitutes and lower quality wood products may increasingly compete with higher quality saw timber, also possibly reducing demand for timber.

Demand for pulpwood is affected by the general level of economic activity. Pulp mills’ output is primarily sold to large retail sellers of paper products. In the event of a decline in paper usage, these retailers may reduce their demand on pulp mills, and the market for pulpwood could be adversely affected. Additionally, if paper recycling were to become more widely practiced, reduced demand for new paper made from pulpwood could result.

The number of timber sellers and the volume of timber available for sale determine the supply of timber. Historically, increases in timber prices have caused owners of timberlands to increase their timber cutting. An increase in supply may partly offset price increase.

Long-term Supply Contracts. The marketing strategy employed by Private Markets Investment Funds for the sale of timber may include the negotiation of long-term supply contracts providing customers a stable flow of timber at market prices. Such contracts would require that logs be harvested even when prices are depressed and, in certain circumstances, cause Private Markets Investment Funds to miss certain spot market opportunities possibly resulting in an adverse impact on Private Markets Investment Funds’ short-term returns. Nevertheless, Private Markets Investment Funds may adopt such a strategy if they believe the strategy will maximize long-term returns.

Fire, Pest and Weather Damage to Properties. Timber is subject to a number of natural hazards, including damage by fire, insects, and diseases, or soil infertility. Severe weather conditions and other natural disasters may also reduce productivity of forest lands and may interfere with the processing and delivery of forest products. Disease and pest control methods are not always successful and, in addition to posing difficult environmental compliance problems, can be very expensive. Insurance against loss may not be obtainable, or may not be obtainable at a reasonable cost, and as is customary in the industry, Private Markets Investment Funds or their managers may decide not to insure against certain risks due to cost or other considerations.

Fast-growing Timberlands. Private Markets Investment Funds may invest at least a substantial portion of its capital in fast-growing, short-rotation timberlands. Wood grown on timberlands using short-rotation forestry practices has different structural and appearance characteristics from wood grown on timberlands using a longer rotation. It is possible that the future markets for wood products made from fast-growing timber may be different from the current markets for wood products made from slower-growing timber. Accordingly, the historical prices achieved by older, slower-growing timber may not necessarily be a good indicator of the future prices achieved by younger, faster-growing timber.

Risks Related to the Fund Structure and Equity Terms

Subordinated Investments. A Private Markets Investment Fund may make investments in the capital structure of properties or real estate-related entities that are subordinate to more senior debt on such properties or companies. In the event of default on the senior debt or the Private Markets Investment Fund’s investment, the net proceeds from a foreclosure or restructuring may not be sufficient to cover the expenses of foreclosure or restructuring and payment in full of the senior debt and on the Private Markets Investment Fund’s investment. In such event, the Private Markets Investment Fund will realize a loss of up to all of its investment before the senior debt will suffer any loss. In addition, as a result of the terms of the Private Markets Investment Fund’s investment, intercreditor arrangements (if any) and applicable law, any foreclosure proceedings may be controlled by the senior lender, which may be detrimental to the interests of the Private Markets Investment Fund’s investment.

Rising Interest Rate Risks. Some of the Private Markets Investment Funds’ investments are expected to bear interest at floating interest rates. To the extent interest rates increase, periodic interest obligations owed by the related borrowers will also increase. As prevailing interest rates increase, some borrowers may not be able to make the increased interest payments or refinance their balloon and bullet loans, resulting in payment defaults. Any decrease in the yield on such investments will reduce the returns of a Fund.

Investments bearing fixed-rates of interest may also be adversely impacted by rising market interest rates. Generally, when market interest rates rise, the prices of fixed-rate debt obligations fall, and vice versa. A Private Markets Investment Fund’s investments may decline in value because of increases in market interest rates. This risk is heightened in the current market environment because market interest rates remain low and the U.S. Federal Reserve’s (the “Fed”) forward guidance suggests that it intends to continue to raise short-term interest rates over the next few years.

Fluctuations in Interest Rates. A Private Markets Investment Fund may make loans with “floating” interest rates to protect against fluctuations in interest rates. In such cases, the Private Markets Investment Fund may employ various hedging strategies to limit the effects of changes in interest rates on its operations, including engaging in interest rate swaps, caps, floors and other interest rate exchange contracts. Depending on their structure, such arrangements may increase or decrease the Private Markets Investment Fund’s exposure to long-term or short-term interest rates (in the United States or abroad), foreign currency values, corporate borrowing rates, or other factors such as security prices, baskets of securities or inflation rates. A Private Markets Investment Fund is not limited to any particular form of hedging transaction if its portfolio manager determines that other forms are consistent with the Private Markets Investment Fund’s investment objective and policies. Hedging transactions involve certain additional risks such as the legal enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates may cause a significant loss of basis in the contract. There can be no assurance that the Private Markets Investment Funds will be able to enter into hedging transactions or that such hedging transactions will adequately protect the Private Markets Investment Funds against the foregoing risks.

Breach of Financing Agreement Covenants. A Private Markets Investment Fund may be party to various loan, repurchase and other financing agreements which contain financial covenants that could, among other things, require it to maintain certain financial ratios. Should a Private Markets Investment Fund breach the financial or other covenants contained in any loan, repurchase or other financing agreement, the Private Markets Investment Fund may be required to repay such borrowings in whole or in part immediately, together with any attendant costs. If the Private Markets Investment Fund does not have sufficient cash resources or other credit facilities available to make such repayments, it may be forced to sell some or all of the assets comprising its investment portfolio. To the extent that the Private Markets Investment Fund’s borrowings are secured against all or a portion of its assets, a lender may be able to sell those assets. Moreover, any failure to repay such borrowings or, in certain circumstances, other breaches of covenants under the Private Markets Investment Fund’s loan or repurchase agreements could result in the Private Markets Investment Fund being required to suspend payment of its distributions.

Adequacy of Insurance. Each project in which a Private Markets Investment Fund invests generally is expected to be obligated to maintain insurance customary for that type of project, provided that such insurance requirement may be limited to insurance that is available on commercially reasonable terms, which may not exist. The proceeds of insurance applicable to covered risks may not be adequate to cover lost revenues or increased expenses. There can be no assurance that each portfolio company will have the benefit of business interruption insurance, funded debt service reserve accounts or other liquidity support sufficient to enable it to remain current on all payments due on its loans during any period of interruption to operations. Furthermore, in the event of total or partial loss to any project, certain items of equipment may not be replaceable promptly as their large and project-specific character may mean that replacements are not readily available. Accordingly, notwithstanding that there may be guarantee coverage, warranty coverage and/or insurance coverage for loss to a project, the location of such project, the large size of some of the equipment and the extended period needed to manufacture replacement units could give rise to significant delays in replacement and could impede such project’s operation.

Uninsured Losses. A Private Markets Investment Fund may attempt to maintain customary insurance coverage against liability to third parties and property damage. Insurance against certain risks, such as earthquakes, floods or acts of terrorism, may be unavailable, available in amounts that are less than the full market value or replacement cost of investment properties or subject to large deductibles. In addition, there can be no assurance that the particular risks which are currently insurable will continue to be insurable on an economic basis. All of a Private Markets Investment Fund’s assets may be at risk in the event of an uninsured liability to third parties.

Alternative Investment Vehicles. The portfolio managers may form one or more REITs, partnerships, limited liability companies and/or corporations to hold certain investments. Investments made through such entities are subject to the risk that any such REIT or partnership, for example, may fail to satisfy the requirements to qualify as a REIT or partnership, as the case may be, in any given taxable year. In the case of a REIT, such failure would subject such entity to taxation as a corporation and may render it ineligible to elect REIT status for a period of time. In the case of a partnership, failure to be treated as a partnership for federal income tax purposes could also subject such partnership to an entity-level tax.

General Risks of Structured Finance Investments. The value of structured finance investments (e.g., CDOs, CLOs, mortgage backed securities and asset backed securities) owned by a Private Markets Investment Fund generally will fluctuate with, among other things, the financial condition of the obligors or issuers of the underlying portfolio of assets of the related structured finance investment (the “Collateral”), general economic conditions, the condition of certain financial markets, political events, developments or trends in any particular industry and changes in prevailing interest rates. Consequently, holders of structured finance investments must rely solely on distributions on the Collateral or proceeds thereof for payment in respect thereof. If distributions on the Collateral are insufficient to make payments on the structured finance investments, no other assets will be available for payment of the deficiency and following realization of the structured finance investments, the obligations of such issuer to pay such deficiency generally will be extinguished.

Issuers of structured finance investments may acquire interests in loans and other debt obligations by way of sale, assignment or participation. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the loan or debt obligation; however, its rights can be more restricted than those of the assigning institution.

The Collateral may consist of high yield debt securities, loans, commercial and residential mortgages and other instruments. High yield debt securities generally are unsecured (and loans may be unsecured) and may be subordinated to certain other obligations of the issuer thereof. The lower ratings of high yield securities and below investment grade loans reflect a greater possibility that adverse changes in the financial condition of an issuer or in general economic conditions or both may impair the ability of the related issuer or obligor to make payments of principal or interest.

MANAGEMENT OF THE FUNDS

The Board of Trustees

The Board is responsible for the overall management of each Fund, including the supervision of the duties performed by the Adviser and Sub-Adviser. The Board is comprised of six Trustees, five of whom are not “interested persons” of any Fund, as that term is defined by the 1940 Act. The Trustees are responsible for each Fund’s overall management, including adopting the investment and other policies of each Fund, electing officers of each Fund and selecting and supervising the Adviser and Sub-Adviser. The name and business address of the Trustees and officers of each Fund and their principal occupations and other affiliations during the past five years are set forth in the section of the SAI entitled “Trustees and Officers of the Funds.”

The Adviser

The Adviser, located at 100 Independence, 610 Market Street, Philadelphia, PA 19106-2354, serves as each Fund’s investment adviser pursuant to the terms of the Investment Advisory Agreement. Together, the Adviser and the subsidiaries of Macquarie Management Holdings, Inc. (“MMHI”) manage, as of March 31, 2021, $187.5 billion in assets, including mutual funds, separate accounts, and other investment vehicles. The Adviser and its predecessors have been managing its proprietary mutual fund complex, Delaware Funds, since 1938. The Adviser is a series of Macquarie Investment Management Business Trust (a Delaware statutory trust), which is a subsidiary of MMHI. MMHI is a wholly owned subsidiary of Macquarie Group Limited. The Adviser manages each Fund’s business affairs, supervises the activities of the Sub-Adviser and provides daily administrative services.

In consideration of the services provided by the Adviser to the Funds, the Master Fund pays the Adviser a Management Fee, computed and payable monthly, at the annual rate of 1.25% of the Master Fund’s net asset value. For purposes of determining the fee payable to the Adviser for any month, “net asset value” means the total value of all assets of the Master Fund as of the end of such month, less an amount equal to all accrued debts, liabilities and obligations of the Master Fund as of such date, and calculated before giving effect to any repurchase of shares on such date. The Management Fee is paid to the Adviser out of the Master Fund’s assets and, therefore, decreases the net profits or increases the net losses of the Fund. Through its investment in the Master Fund, each Fund bears a proportionate share of the investment management fee paid by the Master Fund to the Adviser in consideration of the advisory and other services provided by the Adviser to the Master Fund.

For the fiscal period from October 28, 2020 (commencement of Fund operations) to March 31, 2021, the DWPM Fund paid 0.00% of its average daily net assets (after fee reductions) in advisory fees to the Adviser.

The Sub-Adviser

The Sub-Adviser, located at 1299 Ocean Avenue, Suite 700, Santa Monica, California 90401, serves as each Fund’s sub-adviser pursuant to the terms of the Sub-Advisory Agreement. The Sub-Adviser has been advising clients on private equity strategies since 1984 and has been investing discretionary capital since 1997. The Sub-Adviser makes investment decisions for each Fund. As of March 31, 2021, the Sub-Adviser’s assets under advisement were $1.3 trillion, including $87 billion in assets under management.

A discussion regarding the basis for the Board’s approval of the Investment Advisory Agreement and Sub-Advisory Agreement is available in the Funds’ Annual Report to Shareholders dated March 31, 2021, which covers the period from the Funds’ inception to March 31, 2021.

Portfolio Management

The Funds are managed by a team of the Sub-Adviser’s investment professionals that are jointly and primarily responsible for their day-to-day management.

Ilona Brom – Managing Director

Ms. Brom serves on the Sub-Adviser’s Private Markets Investment Committee and is responsible for origination, due diligence, and monitoring of investments across private markets sectors in Europe. She also serves on a number of private markets boards in Europe. Her investment experience began in 1995. Prior to joining the Sub-Adviser, she worked in corporate bond research, most recently as Vice President with Morgan Stanley in London. Ms. Brom was also previously with ABN AMRO Bank in Amsterdam. Ms. Brom received an MSc degree in Economics/Business Administration from the University of Amsterdam. She joined the Sub-Adviser in 2003.

William van Eesteren – Managing Director

Mr. van Eesteren serves on the Sub-Adviser’s Private Markets Investment Committee and is a member of the Sub-Adviser’s Board of Directors. He is responsible for origination, due diligence, and monitoring investments across private markets sectors in Europe. His investment experience began in 1993. Prior to joining the Sub-Adviser, he worked in investment banking, most recently as Vice President with ING Barings. Mr. van Eesteren was also previously with NationsBank and Bank of America in London. Mr. van Eesteren serves on several private markets advisory boards in Europe. Mr. van Eesteren received an MSc degree in Business Administration from Erasmus University in Rotterdam. He joined the Sub-Adviser in 2001.

Marc Friedberg, CFA – Managing Director

Mr. Friedberg serves on the Sub-Adviser’s Private Markets Management Committee and its Investment Committee, and leads the private markets advisory and customized solutions efforts. He is also responsible for sourcing, performing due diligence, and monitoring investments across private markets sectors within the U.S. He has experience with many types and sizes of investment funds, including corporate and public pension funds, endowments and foundations. Mr. Friedberg has extensive experience structuring institutional portfolios across all asset classes for a broad range of client types and portfolio objectives. Marc received a Bachelor of Arts degree as a dual business/communications major and a Master of Business Administration with a concentration in finance and economics from the University of Pittsburgh. He also holds the Chartered Financial Analyst designation and is a member of the Pittsburgh Society of Financial Analysts. Mr. Friedberg joined the Sub-Adviser in 1999.

Mark Perry – Managing Director

Mr. Perry serves on the Sub-Adviser’s Private Markets Investment Committee. He is responsible for sourcing, performing due diligence on and monitoring investments across private markets sectors within the U.S. and Canada. Prior to joining the Sub-Adviser, Mr. Perry was a Vice President at Centinela Capital Partners. He obtained his Bachelor of Science in Electrical Engineering and Master of Business Administration in Finance from the University of California, Los Angeles, and his MS in Electrical Engineering from Stanford University. Mr. Perry joined the Sub-Adviser in 2012.

The SAI provides additional information about the portfolio managers’ compensation, other accounts managed, and ownership of Fund Shares.

Other Service Providers

SEI Investments Global Funds Services (“SEI GFS”), located at One Freedom Valley Drive, Oaks, PA 19456, serves as each Fund’s administrator and performs certain administration, accounting and investor services for each Fund. In consideration for these services, each Fund pays SEI GFS a fee based on the average net assets of the Fund (subject to certain minimums) and will reimburse SEI GFS for out-of-pocket expenses.

U.S. Bank, N.A., located at 777 East Wisconsin Ave., Milwaukee, WI 53202, serves as each Fund’s custodian.

DST Asset Manager Solutions, Inc., located at 333 West 11th Street, Kansas City, MO 64105, serves as each Fund’s transfer agent.

SEI Investments Distribution Co., located at One Freedom Valley Drive, Oaks, PA 19456, serves as the DWPM Fund’s Distributor.

FEES AND EXPENSES

Each of the Adviser and the Sub-Adviser bears all of its own costs incurred in providing investment advisory services and sub-advisory services, respectively, to each Fund. As described below, each Feeder Fund bears (whether borne directly or indirectly through, and in proportion to, the Feeder Fund’s interest in the Master Fund) all expenses incurred in the business and investment program of the Feeder Fund.

Expenses borne by a Feeder Fund (whether borne directly or indirectly through and in proportion to, the Feeder Fund’s interest in the Master Fund) (and, thus, indirectly by Shareholders) include:

•	all expenses related to the investment program, including, but not limited to: (i) expenses borne indirectly through the Master Fund’s investments in the Private Markets Investment Funds, including, without limitation, any fees and expenses charged by the managers of the Private Markets Investment Funds (such as management fees, performance, carried interests or incentive fees or allocations, monitoring fees, property management fees, and redemption or withdrawal fees); (ii) all costs and expenses directly related to portfolio transactions and positions for each Feeder Fund’s account, such as direct and indirect expenses associated with the Master Fund’s investments in Private Markets Investment Funds (whether or not consummated), and enforcing each Fund’s rights in respect of such investments; (iii) transfer taxes and premiums; (iv) taxes withheld on non-U.S. dividends or other non-U.S. source income; (v) fees for data, software and technology providers; (vi) professional fees (including, without limitation, the fees and expenses of consultants, attorneys and experts); and (vii) if applicable, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees;

•	the Management Fee;

•	all costs and expenses associated with the operation and ongoing registration of the Funds, including, without limitation, all costs and expenses associated with the repurchase offers, offering costs, and the costs of compliance with any applicable Federal or state laws;

•	fees of the Trustees who are not “interested persons” (as such term is defined in the 1940 Act) of the Funds (the “Independent Trustees”), and the costs and expenses of holding any meetings of the Board or Shareholders that are regularly scheduled, permitted or required to be held under the terms of the Funds’ governing documents, the 1940 Act or other applicable law;

•	fees and disbursements of any attorneys, accountants, auditors and other consultants and professionals engaged on behalf of the Funds and the Independent Trustees;

•	the costs of a fidelity bond and any liability or other insurance obtained on behalf of the Funds, their officers or the Trustees;

•	recordkeeping, custody, administration and transfer agency fees and expenses, and fees and expenses;

•	all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to Shareholders;

•	all costs and expenses of preparing and filing regulatory documents with the SEC or any federal or state regulator or agency;

•	all expenses of computing net asset value, including any equipment or services obtained for the purpose of valuing the investment portfolio, including appraisal and valuation services provided by third parties;

•	all charges for equipment or services used for communications between the Funds and any transfer agent, custodian, administrator or other agent engaged by the Funds;

•	any non-routine expenses, which are expenses incurred outside of the ordinary course of business, including, without limitation, those relating to reorganizations, litigation, conducting Shareholder meetings and tender offers and liquidations;

•	all taxes to which the Funds may be subject, directly or indirectly, and whether in the U.S., any state thereof or any other U.S. or non-U.S. jurisdictions;

•	costs and charges related to electronic platforms through which investors may access, complete and submit subscription and other fund documents or otherwise facilitate activity with respect to their investment in the Funds, including NFS with respect to the DWPM Fund; and

•	such other types of expenses as may be approved from time to time by the Board.

Each Fund will reimburse the Adviser or Sub-Adviser for any of the above expenses that it pays on behalf of the Fund.

The DWPM Fund's offering costs will be capitalized and amortized over the 12-month period beginning on October 28, 2020, the date the DWPM Fund commenced operations. The DWPM Fund’s organizational costs have been paid by an affiliate of the Adviser through reimbursement to the DWPM Fund.

The Private Markets Investment Funds bear various expenses in connection with their operations similar to those incurred by the Funds. The managers of Private Markets Investment Funds generally assess asset-based fees to, and receive incentive-based allocations from, the Private Markets Investment Funds. As a result, the investment returns of the Private Markets Investment Funds will be reduced. As an investor in the Private Markets Investment Funds, the Master Fund will directly bear its proportionate share of the expenses and fees of the Private Markets Investment Funds and will also be subject to incentive allocations to the Private Markets Investment Fund, and each Feeder Fund will indirectly bear its share of those expenses by virtue of, and in proportion to, its investment in the Master Fund.

The Adviser has contractually agreed to waive fees and/or to reimburse expenses to the extent necessary to keep Fund Operating Expenses (defined below) incurred by each Feeder Fund from exceeding 2.50% of the Fund’s average daily net assets until August 1, 2022. “Fund Operating Expenses” are defined to include all expenses incurred in the business of the Fund, either directly or indirectly through its investment in the Master Fund, provided that the following expenses (“excluded expenses”) are excluded from the definition of Fund Operating Expenses:

(a) the Fund’s proportional share of (i) any acquired fund fees and expenses incurred by the Master Fund, (ii) short sale dividend and interest expenses, and any other interest expenses, incurred by the Master Fund in connection with its investment activities, (iii) fees and expenses incurred in connection with a credit facility obtained by the Master Fund, (iv) taxes paid by the Master Fund, (v) certain insurance costs incurred by the Master Fund, (vi) transactional costs, including legal costs and brokerage fees and commissions, associated with the acquisition and disposition of the Master Fund’s Portfolio Investments and other investments, (vii) nonroutine expenses or costs incurred by the Master Fund, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings and tender offers and liquidations and (viii) other expenditures which are capitalized in accordance with generally accepted accounting principles; and

(b) (i) any class-specific expenses (including distribution and service (12b-1) fees and shareholder servicing fees), (ii) NFS expenses, (iii) any acquired fund fees and expenses, (iv) short sale dividend and interest expenses, and any other interest expenses incurred by the Fund in connection with its investment activities, (v) fees and expenses incurred in connection with a credit facility, if any, obtained by the Fund, (vi) taxes, (vii) certain insurance costs, (viii) transactional costs, including legal costs and brokerage fees and commissions, associated with the acquisition and disposition of the Fund’s Portfolio Investments and other investments, (ix) nonroutine expenses or costs incurred by the Fund, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings and tender offers and liquidations and (x) other expenditures which are capitalized in accordance with generally accepted accounting principles.

In addition, the Adviser may receive from the Fund the difference between the Fund Operating Expenses (not including excluded expenses) and the contractual expense limit to recoup all or a portion of its prior fee waivers or expense reimbursements made during the rolling three-year period preceding the date of the recoupment if at any point Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit (a) at the time of the fee waiver and/or expense reimbursement and (b) at the time of the recoupment. This agreement will continue in effect until August 1, 2022 and shall thereafter continue in effect from year to year for successive one-year terms unless terminated by the Board or the Adviser. The agreement may be terminated: (i) by the Board, for any reason at any time; (ii) by the Adviser, upon ninety (90) days’ prior written notice to the Fund; or (iii) automatically upon the termination of the Investment Advisory Agreement. If the agreement is terminated by the Adviser, the effective date of such termination will be the last day of the then-current term.

CALCULATION OF NET ASSET VALUE

Each Fund calculates its NAV as of the close of business on the last business day of each calendar month, each date that Shares are offered or repurchased, as of the date of any distribution and at such other times as the Board shall determine (each, a “Determination Date”). In determining its NAV, each Fund values its investments as of the relevant Determination Date. The NAV of each Fund equals, unless otherwise noted, the value of the total assets of the Fund, less all of its liabilities, including accrued fees and expenses, each determined as of the relevant Determination Date.

Because each Feeder Fund invests all or substantially all of its assets in the Master Fund, the value of the assets of each Feeder Fund depends on the value of its pro rata interest in the Master Fund investments. The Sub-Adviser oversees the valuation of each Fund’s investments on behalf of each Fund. The Board has approved valuation procedures for each Fund, which are in substance identical (the “Valuation Procedures”).

Private Markets Investment Funds and Direct Co-Investments

The Valuation Procedures provide that the Master Fund will value its investments in Private Markets Investment Funds and direct private equity investments at fair value. The fair value of such investments as of each Determination Date ordinarily will be the capital account value of the Master Fund’s interest in such investments as provided by the relevant Private Markets Investment Fund manager as of or prior to the relevant Determination Date; provided that such values will be adjusted for any other relevant information available at the time the Master Fund values its portfolio, including capital activity and material events occurring between the reference dates of the Private Markets Investment Fund manager’s valuations and the relevant Determination Date.

A meaningful input in each Fund’s Valuation Procedures will be the valuations provided by the Private Markets Investment Fund managers. Specifically, the value of the Master Fund’s investment in Private Markets Investment Funds generally will be valued using the “practical expedient,” in accordance with Accounting Standards Codification (ASC) Topic 820, based on the valuation provided to the Sub-Adviser by the Private Markets Investment Fund in accordance with the Private Markets Investment Fund’s own valuation policies. Generally, Private Markets Investment Fund managers value investments of their Private Markets Investment Funds at their market price if market quotations are readily available. In the absence of observable market prices, Private Markets Investment Fund managers value investments using valuation methodologies applied on a consistent basis. For some investments little market activity may exist. The determination of fair value by Private Markets Investment Fund managers is then based on the best information available in the circumstances and may incorporate management’s own assumptions and involves a significant degree of judgment, taking into consideration a combination of internal and external factors, including the appropriate risk adjustments for nonperformance and liquidity risks. Investments for which market prices are not observable include private investments in the equity of operating companies, real estate properties or certain debt positions.

The actual returns realized by a Private Markets Investment Fund on the disposition of its investments, and thus the returns realized by the Funds on their investment in such Private Markets Investment Fund, will depend on, among other factors, future operating results, the value of the assets and market conditions at the time of disposition, any related transaction costs and the timing and manner of sale, all of which may differ from the assumptions on which the Private Markets Investment Fund manager’s valuations are based. The Adviser, the Sub-Adviser and the Funds have no oversight or control over the implementation of a Private Markets Investment Fund manager’s valuation process.

In reviewing the valuations provided by Private Markets Investment Fund managers, the Valuation Procedures require the consideration of all relevant information reasonably available at the time the Master Fund values its portfolio. The Adviser or Sub-Adviser will consider such information, and may conclude in certain circumstances that the information provided by the Private Markets Investment Fund manager does not represent the fair value of a particular Private Markets Investment Fund or direct private equity investment. In accordance with the Valuation Procedures, the Adviser or Sub-Adviser will consider whether it is appropriate, in light of all relevant circumstances, to value such interests based on the net asset value reported by the relevant Private Markets Investment Fund manager, or whether to adjust such value to reflect a premium or discount to such NAV. Any such decision will be made in good faith, and subject to the review and supervision of the Board.

For example, Private Markets Investment Fund managers may value investments in portfolio companies and direct private equity investments at cost. The Valuation Procedures provide that, where cost is determined to best approximate the fair value of the particular security under consideration, the Adviser or Sub-Adviser may approve such valuations. In other cases, the Adviser or Sub-Adviser may be aware of sales of similar securities to third parties at materially different prices, or of other circumstances indicating that cost may not approximate fair value (which could include situations where there are no sales to third parties). In such cases, the Master Fund’s investment will be revalued in a manner that the Adviser or Sub-Adviser, in accordance with the Valuation Procedures, determines in good faith best approximates market value. From time to time, one or more independent valuation firms may be engaged to assist in the valuation process. These firms may value investments using a number of approaches as appropriate, and the Adviser or Sub-Adviser may implement the methodologies used by these firms. Among approaches that might be utilized is a market approach, which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business), or an income approach, which uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The foregoing approaches are not exhaustive and other methodologies may be employed as appropriate. The Board will be responsible for ensuring that the Valuation Procedures are fair to the Master Fund and consistent with applicable regulatory guidelines.

Notwithstanding the above, Private Markets Investment Fund managers may adopt a variety of valuation bases and provide differing levels of information concerning Private Markets Investment Funds and direct private equity investments, and there will generally be no liquid markets for such investments. Consequently, there are inherent difficulties in determining the fair value that cannot be eliminated. None of the Board, the Adviser or the Sub-Adviser will be able to confirm independently the accuracy of valuations provided by any Private Markets Investment Fund managers (which are generally unaudited).

Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on each Fund’s net asset value if the judgments of the Board, the Sub-Adviser or the Private Markets Investment Fund managers regarding appropriate valuations should prove incorrect. Additionally, Private Markets Investment Fund managers will generally only provide determinations of the net asset value of Private Markets Investment Funds periodically, in which event it may not be possible to determine the Master Fund’s NAV, and therefore each Feeder Fund’s NAV, more frequently.

Other Investments

Market quotations will not be readily available for most of the Master Fund’s investments. To the extent the Funds hold securities or other instruments that are not investments in Private Markets Investment Funds or direct private equity investments, the Funds will generally value such assets as described below.

Equity Securities. Securities listed on a securities exchange, market or automated quotation system for which quotations are readily available (except for securities traded on NASDAQ), including securities traded over the counter, are valued at the last quoted sale price on an exchange or market (foreign or domestic) on which they are traded on the valuation date (or at approximately 4:00 p.m. Eastern Time if such exchange is normally open at that time), or, if there is no such reported sale on the valuation date, at the most recent quoted bid price. For securities traded on NASDAQ, the NASDAQ Official Closing Price will be used. If such prices are not available or determined to not represent the fair value of the security as of a Fund’s pricing time, the security will be valued at fair value as determined in good faith using methods approved by the Board.

Money Market Securities and other Debt Securities. If available, money market securities and other debt securities are priced based upon valuations provided by recognized independent, third-party pricing agents. Such values generally reflect the last reported sales price if the security is actively traded. The third-party pricing agents may also value debt securities by employing methodologies that utilize actual market transactions, broker-supplied valuations, or other methodologies designed to identify the market value for such securities. Such methodologies generally consider such factors as security prices, yields, maturities, call features, ratings and developments relating to specific securities in arriving at valuations. Money market securities and other debt securities with remaining maturities of sixty days or less may be valued at their amortized cost, which approximates market value. If such prices are not available or determined to not represent the fair value of the security as of a Fund’s or the Master Fund’s pricing time, the security will be valued at fair value as determined in good faith using methods approved by the Board.

Foreign Securities. The prices for foreign securities are reported in local currency and converted to U.S. dollars using currency exchange rates. Exchange rates are provided daily by recognized independent pricing agents.

Other Complex Securities. Collateralized debt obligations, collateralized loan obligations and bank loans are priced based on valuations provided by an independent third party pricing agent. If a price is not available from an independent third party pricing agent, the security will be valued at fair value as determined in good faith using methods approved by the Board.

Use of Third-Party Independent Pricing Agents and Independent Brokers. Pursuant to contracts with SEI GFS, prices for certain securities held by a Fund are provided daily by third-party independent pricing agents that are approved by the Board. The valuations provided by third-party independent pricing agents are reviewed daily by the Adviser or Sub-Adviser.

If a security price cannot be obtained from an independent, third-party pricing agent, the Fund shall seek to obtain a bid price from at least one independent broker.

Fair Value Procedures. Securities for which market prices are not “readily available” or which cannot be valued using the methodologies described above are valued in accordance with Fair Value Procedures established by the Board and implemented through the Fair Value Pricing Committee established by the Board. The members of the Fair Value Pricing Committee report, as necessary, to the Board regarding portfolio valuation determinations. The Board, from time to time, will review these methods of valuation and will recommend changes which may be necessary to assure that the investments of a Fund are valued at fair value.

Some of the more common reasons that may necessitate a security being valued using Fair Value Procedures include: the security’s trading has been halted or suspended; the security has been de-listed from a national exchange; the security’s primary trading market is temporarily closed at a time when under normal conditions it would be open; the security has not been traded for an extended period of time; the security’s primary pricing source is not able or willing to provide a price; trading of the security is subject to local government-imposed restrictions; or a significant event with respect to a security has occurred after the close of the market or exchange on which the security principally trades and before the time the Fund calculates net asset value. When a security is valued in accordance with the Fair Value Procedures, the Fair Value Pricing Committee will determine the value after taking into consideration relevant information reasonably available to the Fair Value Pricing Committee.

CONFLICTS OF INTEREST

The Sub-Adviser’s Other Accounts

The Sub-Adviser or its affiliates provide or may provide investment advisory and other services to various entities. The Sub-Adviser and certain of its investment professionals and other principals also may carry on substantial investment activities for their own accounts, for the accounts of family members and for other accounts (collectively, with the other accounts advised by the Sub-Adviser and their affiliates, “Other Accounts”). The Sub-Adviser and the investment professionals who manage the Funds’ investment portfolios will be engaged in certain activities for Other Accounts, and may have conflicts of interest in allocating their time and activities among the Funds and the Other Accounts. These investment professionals will devote as much of their time to the affairs of the Funds as in their judgment is necessary and appropriate.

Each Fund has no interest in the activities performed by the Sub-Adviser and certain of its investment professionals and other principals for Other Accounts, and investment decisions for the Funds are made independently of such Other Accounts. If, however, the Master Fund desires to invest in, or withdraw from, the same Private Markets Investment Fund as an Other Account, the opportunity will be allocated fairly, reasonably and equitably in accordance with the Sub-Adviser’s allocation policies and procedures, as discussed below. There may be circumstances under which the Sub-Adviser will cause one or more Other Accounts to commit a larger percentage of its assets to an investment opportunity than to which the Sub-Adviser will commit a Fund’s assets. There also may be circumstances under which the Sub-Adviser will consider participation by Other Accounts in investment opportunities in which the Sub-Adviser does not intend to invest on behalf of a Fund, or vice versa.

The Sub-Adviser will use reasonable efforts to assure that investment opportunities that are discovered by or brought to the attention of the Sub-Adviser (other than by or through an Other Account when the Sub-Adviser determines in good faith that such opportunity would not otherwise have come to its attention in a timely manner) and which are appropriate for a Fund and one or more Other Accounts are offered to, or allocated among, the Fund and Other Accounts on a basis that is fair and equitable, taking into account such factors as the Sub-Adviser, acting in good faith, believes are appropriate under the circumstances.

In the event, however, that the size of any available investment is limited to a degree that prevents one or more of the proposed investors from participating, the Sub-Adviser may choose to allocate such investment opportunity to a subset of such investors in its sole discretion. Similarly, if there is a limit on the number of subscriptions accepted by any investment target, the Sub-Adviser may choose to cause one or more of the Funds or Other Accounts to invest through a nominee entity or may allocate such investment among the proposed investors in its sole discretion.

Each Fund, in compliance with applicable law, may sell its investments to another client advised by the Adviser, the Sub-Adviser or one of their affiliates and may purchase an investment from another client advised by the Adviser, the Sub-Adviser or one of their affiliates.

The 1940 Act imposes significant limits on a Fund’s co-investing with its affiliates. The Adviser, the Sub-Adviser and the Funds have obtained an exemptive order from the SEC that expands the Funds’ ability to co-invest alongside their affiliates in privately negotiated transactions (SEC Release No. IC-34296). However, the SEC exemptive order contains certain conditions that may limit or restrict the Funds’ ability to participate in such co-investments, including, without limitation, in the event that the available capacity with respect to a co-investment is less than the aggregate recommended allocations to the Funds. In such cases, the Funds may participate in an investment to a lesser extent or, under certain circumstances, may not participate in the investment.

Participation in Investment Opportunities

Directors, principals, officers, employees and affiliates of the Adviser and Sub-Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Master Fund or a Private Markets Investment Fund in which the Master Fund invests. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Adviser or Sub-Adviser, or by the Adviser or Sub-Adviser for the Other Accounts, or by a Private Markets Investment Fund manager or any of its respective affiliates on behalf of their own other accounts (“Investment Fund Manager Accounts”) that are the same as, different from or made at a different time than, positions taken for the Master Fund or a Private Markets Investment Fund.

Other Matters

Financial intermediaries may be subject to certain conflicts of interest with respect to the Funds. For example, the Funds, the Adviser, the Sub-Adviser, Private Markets Investment Funds or their portfolio companies or investment vehicles managed or sponsored by the Adviser, the Sub-Adviser or Private Markets Investment Fund managers may (i) purchase securities or other assets directly or indirectly from, (ii) enter into financial or other transactions with or (iii) otherwise convey benefits through commercial activities to a financial intermediary. As such, certain conflicts of interest may exist between such persons and a financial intermediary. Such transactions may occur in the future and generally there is no limit to the amount of such transactions that may occur.

Financial intermediaries may perform investment advisory and other services for other investment entities with investment objectives and policies similar to those of the Funds or a Private Markets Investment Fund. Such entities may compete with the Funds, the Master Fund or a Private Markets Investment Fund for investment opportunities and may invest directly in such investment opportunities. Financial intermediaries that invest in a Private Markets Investment Fund or a portfolio company of a Private Markets Investment Fund may do so on terms that are more favorable than those of the Funds.

Financial intermediaries may act as distributor for a Private Markets Investment Fund in which a Fund invests and may receive compensation in connection with such activities. A financial intermediary may provide financing, investment banking services or other services to third parties and receive fees therefor in connection with transactions in which such third parties have interests which may conflict with those of the Funds or a Private Markets Investment Fund. A financial intermediary may give advice or provide financing to such third parties that may cause them to take actions adverse to the Funds, a Private Markets Investment Fund or a portfolio company. A financial intermediary may directly or indirectly provide services to, or serve in other roles for compensation for, a Private Markets Investment Fund or a portfolio company. These services and roles may include (either currently or in the future) managing trustee, managing member, general partner, investment manager or advisor, investment sub-advisor, placement agent, broker, dealer, selling agent and investor servicer, custodian, transfer agent, fund administrator, prime broker, recordkeeper, shareholder servicer, rating agency, interfund lending servicer, fund accountant, transaction (e.g., a swap) counterparty and/or lender.

In addition, issuers of securities held by the Funds or a Private Markets Investment Fund may have publicly or privately traded securities in which a financial intermediary is an investor or makes a market. The trading activities of financial intermediaries generally will be carried out without reference to positions held by the Funds or a Private Markets Investment Fund and may have an effect on the value of the positions so held, or may result in a financial intermediary having an interest in the issuer adverse to the Funds or the Private Markets Investment Fund. No financial intermediary is prohibited from purchasing or selling the securities of, otherwise investing in or financing, issuers in which the Funds or a Private Markets Investment Fund has an interest.

A financial intermediary may sponsor, organize, promote or otherwise become involved with other opportunities to invest directly or indirectly in the Funds or a Private Markets Investment Fund. Such opportunities may be subject to different terms than those applicable to an investment in the Funds or the Private Markets Investment Fund, including with respect to fees and the right to receive information.

A Private Markets Investment Fund manager may provide investment advisory and other services, directly or through affiliates, to various entities and accounts other than Portfolio Investments. A Private Markets Investment Fund manager, from time to time, may cause a Private Markets Investment Fund to effect certain principal transactions in securities with one or more Investment Fund Manager Accounts, subject to certain conditions. Future investment activities of the Private Markets Investment Fund managers, or their affiliates, and the principals, partners, directors, officers or employees of the foregoing, may give rise to additional conflicts of interest.

The Adviser, the Sub-Adviser and their affiliates will not purchase securities or other property from, or sell securities or other property to, the Funds, except that the Master Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Funds as a result of common officers, directors, advisers, members or managing general partners. These transactions would be effected in circumstances in which the Sub-Adviser determined that it would be appropriate for the Master Fund to purchase and another client to sell, or the Master Fund to sell and another client to purchase, the same security or instrument on the same day.

Future investment activities of the Adviser, the Sub-Adviser, their affiliates and their principals, partners, members, directors, officers or employees may give rise to conflicts of interest other than those described above.

PURCHASE AND EXCHANGE OF SHARES

Only Shares of the DWPM Fund are available for purchase by investors. During approximately the first 12-18 months of the DWPM Fund’s operations, investors (i) will be able to purchase DWPM Fund Shares monthly directly from the DWPM Fund at their NAV calculated as of the last business day of each month and (ii) will not be able to sell their DWPM Fund Shares.

In addition to accepting monthly subscriptions directly from investors, beginning approximately 12-18 months following the date the DWPM Fund commences operations, DWPM Fund Shares may be purchased through an auction coordinated by NFS.

Access to NFS is available to current DWPM Fund Shareholders that wish to obtain liquidity prior to or in lieu of participating in a tender offering by submitting a limit order to NFS and meet eligibility requirements, or to accredited investors approved to access NFS that may provide liquidity to such DWPM Fund Shareholders through an auction. NFS imposes additional eligibility requirements for participants seeking to purchase and sell Shares directly through NFS and not through a Platform Participant.

Any purchase orders received by the DWPM Fund in Good Order (as defined below) will be directed by the DWPM Fund to NFS to be matched, in NFS’ sole discretion, with unexecuted sell interest remaining after the auction. To the extent these purchase orders are not matched such unexecuted sell interest, the DWPM Fund will execute these purchase orders at the Fund’s most recently calculated NAV.

An auction will be held for any particular month only if there is sufficient investor demand to support the auction. Shares may be purchased or sold only at their most recently calculated NAV or at a discount, and not a premium, to their most recently calculated NAV during any particular monthly auction.

In addition to accessing NFS, if determined by the Board in its sole discretion, beginning approximately 12-18 months following the closing date of the initial monthly auction, DWPM Fund Shareholders may participate in a process to (a) exchange their DWPM Fund Shares for Tender Offer Fund Shares (an “Exchange”) and (b) tender their Tender Offer Fund Shares to the Tender Offer Fund in connection with the repurchase offer, if the tender offer is approved by the Board of Trustees of the Tender Offer Fund (together with the Board of Trustees of the DWPM Fund and the Board of Trustees of the Master Fund, the “Board”). The Adviser and Sub-Adviser may recommend that the Board approve repurchases of Tender Offer Fund Shares more frequently than annually. Further, the Adviser and Sub-Adviser currently expect that, generally, they will recommend to the Board that each repurchase offer should apply to no more than 5% of the net assets of the Master Fund, although the Adviser and Sub-Adviser may recommend that a greater amount be repurchased at their discretion.

Purchase Terms for DWPM Fund Shares

The DWPM Fund may accept direct orders for initial and additional purchases of Shares. During approximately the first 12-18 months of the DWPM Fund’s operations, Good Orders (as defined below) will be effective as of the first business day of each calendar month or at such other times as the DWPM Fund establishes a NAV in its sole discretion. Once trading on the NFS auction process begins, any purchase orders received by the DWPM Fund in Good Order (as defined below) will be directed by the DWPM Fund to NFS to be matched, in NFS’ sole discretion, with unexecuted sell interest remaining after the auction. To the extent these purchase orders are not matched with such unexecuted sell interest, the DWPM Fund will execute these purchase orders at the Fund’s most recently calculated NAV.

While the DWPM Fund intends to have monthly closings, the Board reserves the right in its sole discretion to suspend monthly closings from time to time when it believes it is in the best interests of the DWPM Fund. As discussed further below under “Eligible Investors,” each prospective investor will be required to complete an application form (“Investor Application”) and certify that the Shares being purchased are being acquired by an Eligible Investor and provide any additional supporting documentation, as applicable. A prospective investor’s completed Investor Application and subscription monies must be received in good order by the DWPM Fund and accepted by the DWPM Fund no later than 4:00 p.m. on the last business day of the month for a subscription into the DWPM Fund (such received and accepted orders are referred to herein as a “Good Order”). If such Good Order is executed directly with the Fund, the Good Order will be effective as of the first business day of the month following the receipt of the Good Order. To meet this deadline, the DWPM Fund recommends prospective investors adhere to the following deadlines:

•	The Investor Application should be received by the DWPM Fund five business days before the last business day of the month.

•	If an investor purchases Shares by wired funds, the investor’s wire should be received by the DWPM Fund three business days before the last business day of the month.

•	If an investor purchases Shares by check, the investor’s check should be received by the v Fund in time for the check to clear three business days before the last business day of the month. Therefore, all checks should be received by the DWPM Fund ten business days before the last business day of the month.

•	If an investor is purchasing Shares in an Individual Retirement Account (an “IRA”), the Investor Application should also be signed by the qualified IRA custodian or trustee of the IRA and the investor should comply with the payment deadlines described above.

Only Good Orders executed directly with the Fund will be effective as of the first business day of the month following the receipt of the Good Order or at such other time as the DWPM Fund establishes a NAV in its sole discretion. As a result, an investor who misses the above deadlines may have the effectiveness of its investment in the DWPM Fund delayed until the following month. Good Orders executed through the NFS auction process will be effective as of the time determined by the rules and procedures established by NFS.

Purchase orders that are properly submitted are binding obligations of the purchaser once such orders are accepted by the DWPM Fund, and such purchase orders cannot be rescinded or modified after the DWPM Fund's acceptance. For example, if an investor submitted a purchase order to the Fund on the last business day of a month, and the DWPM Fund were to accept such order on the second business day of the following month, such order is a binding obligation of the investor to purchase shares as of 4:00 p.m. on the last business day of the month of acceptance.

Any amounts received in advance of initial or additional purchases of Shares are placed in a non-interest-bearing account prior to being invested in the DWPM Fund, in accordance with Rule 15c2-4 under the Exchange Act. The DWPM Fund reserves the right to reject any purchase of Shares in certain circumstances (including, without limitation, when the DWPM Fund has reason to believe that such purchase would be unlawful). Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the DWPM Fund will be returned to the prospective investor.

The minimum initial investment in the DWPM Fund is $25,000, and the minimum additional investment in the DWPM Fund is $5,000. The Adviser may reduce the minimum initial and additional investment amounts in its sole discretion. The DWPM Fund reserves the right to repurchase all of the Shares held by a Shareholder if the Shareholder’s account balance in the DWPM Fund, as a result of repurchase or transfer requests by the Shareholder, or participation in an auction, is less than $10,000.

You will ordinarily submit your purchase orders through your financial intermediary through which you opened your Shareholder account. With approval of the Fund or its agent, a potential Shareholder that is pre-qualified as an Eligible Investor by the Shareholder’s financial intermediary may open up an account directly with the Transfer Agent. Please have your financial intermediary contact the Transfer Agent for additional details. All investments must be made by check, Automated Clearing House (“ACH”), or wire. All checks must be made payable in U.S. dollars and drawn on U.S. financial institutions. The DWPM Fund does not accept purchases made by third-party checks, credit cards, credit card checks, cash, traveler’s checks, money orders or cashier’s checks.

Non-U.S. persons may be permitted to invest in the DWPM Fund subject to the satisfaction of enhanced due diligence. Please contact the Funds for more information.

NFS Auction Process

Beginning approximately 12-18 months after it commences operations, the DWPM Fund will make its Shares available for secondary transfers outside of the DWPM Fund on a periodic basis through an auction conducted via NFS. NFS can provide Shareholders with the potential to transfer their DWPM Fund Shares in a secondary market auction process.

Pursuant to the process described below, the auction would seek to arrive at a single clearing price (that may be lower than the Fund’s last calculated NAV), which would determine whether and to what extent DWPM Fund Shareholders may be able to sell their Shares. If determined by the Board in its sole discretion, once commenced these auctions would occur on a monthly basis. The auction process will be restricted solely to Eligible Investors, which are “accredited investors” as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act, and to investors who meet any additional eligibility criteria imposed by NFS. The auctions may be restricted at certain times, including as required by federal securities laws, rules and regulations. In connection with the DWPM Fund’s Shares being made available to be sold in the NFS auction process, the Board and the Adviser and Sub-Adviser will comply with applicable restrictions as required by federal securities laws, rules, and regulations, and the Nasdaq Exemptive Order. Auctions will only be made available for DWPM Fund Shareholders only (and not Tender Offer Fund Shareholders) through NFS and may be subject to restricted periods, including but not limited to limiting secondary transfers to certain eligible time periods in order to comply with federal securities laws, rules, and regulations. The Funds, and any affiliated purchaser thereof, may not (a) participate, directly or indirectly, in auctions via NFS, other than the potential for directing pending new subscriptions to NFS, at NFS’ sole discretion, to be (i) matched with unexecuted sell side orders in an auction after the clearing price has been set and all executable orders have been matched, or (ii) crossed with any existing unexecuted sell interest at the most recently provided NAV in the event that a clearing price cannot be determined due to a lack of executable buy interest, or (b) assist in setting auction terms, except as to minimum investment parameters for the DWPM Fund that appear in this Prospectus.

Once the trading of Shares becomes available via NFS, any purchase orders received by the DWPM Fund in Good Order may be directed by the DWPM Fund to NFS to be matched, in NFS’ sole discretion, with unexecuted sell interest remaining after the auction. Please see the “Finalization” paragraph below for a discussion of the execution of these Good Orders. To the extent Good Orders remain after the matching process discussed in the “Finalization” paragraph, the Fund will execute these Good Orders at the Fund at the NAV calculated as of the last business day of the month that the Good Order was received and these Good Orders will be effective as of the first business day of the month following the receipt of the Good Order.

Below is a description of NFS auction process that occurs outside of the Funds. It contemplates that the NFS auction process would have three phases:

Order Entry: Investors eligible to participate in the auction process would submit orders during this period. All buyer and seller orders may be entered as limit-style orders that specify the price(s) at which the participant is willing to buy or sell a given number of shares. In addition, all buyer and seller orders could be cancelled or modified without restriction prior to the closing of this period. The Fund would disseminate its prior month NAV during this period to all potential auction participants. Such information will be disseminated at a time sufficiently prior to the end of the order entry period so that buyers and sellers have adequate time and ability to adjust their buy and sell orders based on that data.

Finalization: During this period, a clearing price and share allocations for orders entered in the auction would be determined by NFS based on an order allocation process that determines the price at which the greatest number of shares would trade, and all orders (that have specified such price as within their limits) will be executed at that single price or not at all. To the extent that unexecuted sell side interest exists after the clearing price had been set and all executable orders had been matched, NFS may, in its sole discretion, agree to allow the DWPM Fund to direct pending new subscriptions for the DWPM Fund to be matched with unexecuted sell side orders at the clearing price. In the event that a clearing price cannot be determined due to a lack of executable buy side interest, NFS could, in its sole discretion, agree to allow pending new subscriptions for the DWPM Fund to cross with any existing unexecuted sell orders at the most recently provided NAV.

Closing: During this period, matched buy and sell orders would be executed and each executed transaction would be recorded. Once payment has been made, the Fund’s transfer agent would close the transactions by updating the books and records of the Fund to reflect new ownership.

Certain market participants, such as broker/dealers, institutional investors, investment funds and registered investment advisers, are expected to be able to submit orders to NFS on behalf of their clients, including Shareholders, to identify available secondary transfer opportunities. However, there can be no assurances that Shareholders and other market participants will participate in the auction process through NFS and only market participants that meet NFS’ eligibility requirements are permitted to submit orders to purchase Shares directly using the NFS auction process. Currently, investors that are natural persons are not able to purchase Shares directly through the NFS auction process.

Secondary trading through NFS may result in the DWPM Fund’s Shares being purchased or sold at a price at or below the DWPM Fund’s last calculated NAV, and any Shareholder selling their Shares at a price below the Shareholder’s initial purchase price may lose money on their investment in the DWPM Fund. The price at which the DWPM Fund’s Shares are purchased or sold may be substantially below the DWPM Fund’s last calculated NAV.

The DWPM Fund will disclose its prior month NAV (or its most recently calculated NAV) to all investors participating in an upcoming auction prior to the end of the order entry period for such auction in a time period that is reasonably designed to provide shareholders adequate time to adjust their buy and sell orders based on the NAV. The DWPM Fund will make available the results of the previous auctions occurring within the last 12-month period, if any, promptly following the closing of each auction to investors who are eligible to purchase shares in the DWPM Fund and to existing investors in the DWPM Fund. If the information is available, the DWPM Fund will make reasonable efforts to make this information available at a time sufficiently prior to the end of the order entry period for the next auction. The information regarding the results of the previous auctions will include, to the extent applicable, the clearing price of the previous auction (both in dollars and in discount to the most recent NAV), the total amount of securities purchased in the auction, and the percentage of the securities represented by subscriptions that were forwarded to the auction, as opposed to represented by non-subscription buy side interest.

Exchanges from DWPM Fund to Tender Offer Fund

At a time determined by the Board in its sole discretion and subject to the Board’s approval, which the Board may delegate to the Adviser or Sub-Adviser, and pursuant to the conditions set forth by the Tender Offer Fund, DWPM Fund Shareholders may request to exchange all or a portion of their Shares in the DWPM Fund (“Designated DWPM Fund Shares”) for interests in the Tender Offer Fund on the basis of the relative NAVs of the securities to be exchanged (“Requesting Shareholders”). The Board, or the Adviser or Sub-Adviser, as applicable, has sole discretion whether, and has no obligation to, accept a Requesting Shareholder’s request to exchange Designated DWPM Fund Shares for Tender Offer Fund Shares. If a Requesting Shareholder’s exchange of Designated DWPM Fund Shares to the Tender Offer Fund is accepted by the Tender Offer Fund, the Requesting Shareholder is not permitted to exchange the Shares it receives in the Tender Offer Fund for interests in the DWPM Fund. Tender Offer Fund Shares do not have any exchange privileges and cannot be exchanged for DWPM Fund Shares.

A Requesting Shareholder’s exchange of Designated DWPM Fund Shares for Tender Offer Fund Shares will be effected no less than three months from the date on which the exchange request is received by the Tender Offer Fund. The Adviser and Sub-Adviser currently intend to recommend that the Board approve one Exchange per calendar year, which is expected to be valued as of the last business day of a calendar month and effective as of the first business day of the following calendar month. It is intended that the Requesting Shareholder’s Tender Offer Fund Shares will be repurchased by the Tender Offer Fund effective as of the same time as the exchange of Designated DWPM Fund Shares for such Tender Offer Fund Shares is effective. A Requesting Shareholder may participate in an annual Exchange using the same documentation to participate in the corresponding repurchase offer. The Adviser and Sub-Adviser will recommend to the Board the amount of Designated DWPM Fund Shares to approve for the Exchange based on a number of factors, including the considerations it takes into account when determining whether to recommend a repurchase offer and the amount of Tender Offer Fund Shares to repurchase. If Requesting Shareholders request to exchange more Designated DWPM Fund Shares than the amount the Board approves for exchange (the “Approved Exchange Amount”), the DWPM Fund may exchange a pro rata portion of the Designated DWPM Fund Shares by value, extend the Exchange period, or take any other action with respect to the Exchange permitted by applicable law. Designated DWPM Fund Shares in excess of the Approved Exchange Amount will not be exchanged, and Shareholders will continue to hold such Shares until they are able to be sold in a subsequent monthly auction or exchanged and repurchased in a subsequent Exchange and repurchase offer by the Tender Offer Fund.

Eligible Investors

Each prospective investor in the DWPM Fund will be required to certify to the DWPM Fund that the Shares are being acquired for the account of an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act. Investors who are “accredited investors” are referred to in this Prospectus as “Eligible Investors.” Existing Shareholders of the DWPM Fund who subscribe for additional Shares of the DWPM Fund will be required to (i) qualify as Eligible Investors at the time of each additional purchase, and (ii) submit a new Investor Application in connection with each additional purchase.

The criteria for qualifying as an Eligible Investor are set forth in the Investor Application. Financial intermediaries may impose additional eligibility requirements for investors who purchase Shares through those financial intermediaries. In addition, NFS imposes additional eligibility requirements for market participants who purchase Shares directly through NFS and not through a Platform Participant.

To help the government fight terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each Shareholder. As a result, Shareholders will need to identify the name, address, date of birth, and other identifying information about the Shareholders. If a Shareholder’s identity cannot be verified, the Shareholder may be restricted from conducting additional transactions and/or have their investment liquidated. In addition, any other action required by law will be taken.

REPURCHASE AND TRANSFER OF SHARES

No Right of Redemption

No Shareholder or other person holding Shares acquired from a Shareholder has the right to require a Fund to repurchase any Shares. No public market for Shares exists, and none is expected to develop in the future. Shares of the Master Fund and Tender Offer Fund may not be traded on any secondary market. Shares of the DWPM Fund may only be traded through the NFS auction process. Consequently, Shareholders may not be able to liquidate their investment other than through the NFS auction process, with respect to the DWPM Fund, or as a result of repurchases of Shares by the Tender Offer Fund, as described below. NFS auctions for DWPM Fund Shares will not commence until approximately 12-18 months following the date the DWPM Fund commences operations. Share repurchases by the Tender Offer Fund are not expected to commence until approximately 12-18 months following the closing date of the initial monthly auction. Thereafter, the Tender Offer Fund expects to conduct annual repurchase offers as discussed in greater detail below under “Repurchase of Shares.”

Repurchase of Shares

While each of the Tender Offer Fund and DWPM Fund may conduct offers to repurchase its Shares, the DWPM Fund may only do so under very limited circumstances. Accordingly, DWPM Fund Shareholders should not expect to be able to participate in a repurchase offer initiated by the DWPM Fund.

Repurchase Offers by the Tender Offer Fund

As discussed above, if determined by the Board in its sole discretion, beginning approximately 12-18 months following the date the DWPM Fund commences operations, Shareholders may participate in monthly auctions for the DWPM Fund. The monthly auctions will be the first liquidity option available to Shareholders, followed by an expected annual repurchase offer from the Tender Offer Fund in connection with an Exchange beginning approximately 12-18 months following the closing date of the initial monthly auction, if approved by the Board. The Tender Offer Fund, from time to time, may provide liquidity to Shareholders by offering to repurchase Shares pursuant to written tenders by Shareholders. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board, in its sole discretion. Shareholders tendering Shares for repurchase must do so by a date specified in the notice describing the terms of the repurchase offer, which will precede the date that the Shares to be repurchased are valued by the applicable Fund. Shareholders that elect to tender their Shares in the Fund will not know the price at which such Shares will be repurchased until such valuation date.

Since all or substantially all of the Tender Offer Fund’s assets are invested in the Master Fund, the Tender Offer Fund will generally find it necessary to liquidate a portion of its Master Fund Shares in order to satisfy repurchase requests. Because Master Fund Shares may not be transferred, the Tender Offer Fund may withdraw a portion of its Master Fund Shares only pursuant to repurchase offers by the Master Fund. Therefore, the Tender Offer Fund does not expect to conduct a repurchase offer of Shares unless the Master Fund contemporaneously conducts a repurchase offer for Master Fund Shares.

The Tender Offer Fund and the Master Fund will offer to repurchase only their respective Shares. The Adviser and Sub-Adviser will recommend to the Board (subject to its discretion) that the Tender Offer Fund offer to repurchase Shares from Shareholders on an annual basis in conjunction with the corresponding Exchange, or more frequently if needed, at such time as recommended by the Adviser and Sub-Adviser and as approved by the Board. The Adviser and Sub-Adviser expect that, generally, they will recommend to the Board that each repurchase offer should apply to no more than 5% of the net assets of the Master Fund, although the Adviser and Sub-Adviser may recommend that a greater amount be repurchased at their discretion. The Adviser and Sub-Adviser also may recommend that the Board approve repurchases of Tender Offer Fund Shares more frequently than annually.

In determining whether the Tender Offer Fund should offer to repurchase Shares, the Board will consider the recommendations of the Adviser and the Sub-Adviser as to the timing and frequency of such an offer, as well as a variety of operational, business and economic factors. In determining whether to accept a recommendation to conduct a repurchase offer at any such time, the Board will consider the following factors, among others:

•	whether any Shareholders have requested to tender Shares to the Fund;

•	the liquidity of the Fund’s assets (including fees and costs associated with disposing of the Fund’s interests in underlying Portfolio Investments);

•	the investment plans and working capital and reserve requirements of the Fund;

•	the relative economies of scale of the tenders with respect to the size of the Fund;

•	the history of the Fund in repurchasing Shares;

•	the availability of information as to the value of the Master Fund’s investments in underlying Portfolio Investments;

•	the existing conditions of the securities markets and the economy generally, as well as political, national or international developments or current affairs;

•	any anticipated tax consequences to the Fund of any proposed repurchases of Shares;

•	the extent of any discount to NAV at which DWPM Fund Shares are purchased and sold over a series of monthly auctions; and

•	the recommendations of the Adviser and Sub-Adviser.

The Tender Offer Fund will repurchase Shares from Shareholders pursuant to written tenders on terms and conditions that the Board determines to be fair to the Tender Offer Fund and to all Shareholders. When the Board determines that the Tender Offer Fund will repurchase Shares, notice will be provided to Shareholders describing the terms of the offer, containing information Shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders deciding whether to tender their Shares during the period that a repurchase offer is open may obtain the Tender Offer Fund’s NAV per share by contacting the Adviser during the period. If a repurchase offer is oversubscribed by Shareholders who tender Shares, a Fund may repurchase a pro rata portion by value of the Shares tendered by each Shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law.

Repurchases of shares may be paid in cash or by the distribution of investments in-kind or partly in cash and partly in-kind. However, the Tender Offer Fund does not expect to distribute investments in-kind except in the unlikely event that making a cash payment would result in an adverse effect on the Tender Offer Fund or on shareholders not tendering shares for repurchase. Repurchases will be effective after receipt and acceptance by the Tender Offer Fund of eligible written tenders of Shares from Shareholders by the applicable repurchase offer deadline.

The Tender Offer Fund reserves the right to impose, on a future date, an “Early Repurchase Fee,” pursuant to which any repurchase of Tender Offer Fund Shares from a Shareholder which were held for less than one year (on a first-in, first-out basis) will be subject to a fee equal to 2.00% of the NAV of any Shares repurchased by the Fund that were held for less than one year. If an Early Repurchase Fee is charged to a Shareholder, the amount of such fee will be retained by the Fund. An Early Repurchase Fee payable by a Shareholder may be waived by the Tender Offer Fund, in circumstances where the Board of Trustees determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any Shareholder. The Fund will not impose an Early Repurchase Fee until it provides notice to Shareholders, and Shares repurchased prior to the provision of such notice will not be subject to an Early Repurchase Fee.

Shares will be repurchased by the Tender Offer Fund after the Management Fee has been deducted from the Fund’s assets as of the end of the month in which the repurchase occurs — i.e., the accrued Management Fee for the month in which Fund shares are to be repurchased is deducted prior to effecting the relevant repurchase of Fund shares.

The DWPM Fund’s assets will be reduced by the amount of its Shares that are exchanged for Tender Offer Fund Shares and purchased by the Tender Offer Fund. Thus, the DWPM Fund’s income relative to assets may be affected by the repurchase. The purchase of Shares pursuant to the offer to repurchase will have the effect of increasing the proportionate interest in the DWPM Fund of Shareholders who do not exchange their Shares for Tender Offer Fund Shares and tender those Shares. A reduction in the aggregate assets of the DWPM Fund may result in Shareholders who do not exchange and tender shares bearing higher costs to the extent that certain expenses borne by the DWPM Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that new and existing DWPM Fund Shareholders make additional purchases of Shares from time to time, although there can be no assurance that such additional purchases will occur. Payment for Shares purchased pursuant to an Exchange and offer to repurchase may also require the DWPM Fund to liquidate portfolio holdings earlier than the Adviser or Sub-Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

The Tender Offer Fund expects to employ the following repurchase procedures:

•	Each repurchase offer will be conducted in connection with a corresponding Exchange, where the Board will approve the amount of Tender Offer Fund Shares to offer to repurchase, which generally will be the same as the Approved Exchange Amount for the corresponding Exchange.

•	Each repurchase offer will generally commence approximately 120 days prior to the applicable Valuation Date (i.e., the date as of which the Shares to be repurchased are valued by a Fund) and will remain open for a minimum of 20 business days following the commencement of the offer. A Shareholder choosing to tender Shares for repurchase must do so by the applicable Notice Date (i.e., the date specified in the notice describing the terms of the repurchase offer), which generally will be approximately 90 days before the Valuation Date. Tenders will be revocable upon written notice to the Fund until the Notice Date. Shares will be valued as of the Valuation Date, which is expected to be the last business day of a calendar month. Any repurchase of Tender Offer Fund Shares will be effective as of the same time as the exchange of Designated DWPM Fund Shares for such Tender Offer Fund Shares is effective.

•	Promptly after the Notice Date, a Fund will give to each Shareholder whose Shares have been accepted for repurchase a promissory note (the “Promissory Note”) entitling the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date, of the repurchased Shares. The determination of the value of Shares as of the Valuation Date is subject to adjustment based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which such Valuation Date occurred.

•	The Promissory Note will be non-interest bearing and non-transferable, and is expected to contain terms providing for, among other things, the following payments. The initial payment in respect of the Promissory Note (the “Initial Payment”) will be in an amount equal to at least 95% of the estimated aggregate value of the repurchased Shares, determined as of the Valuation Date in the manner specified above. The Initial Payment will be made on or before the fifteenth business day after the Valuation Date; provided that, if the Fund elects to liquidate Portfolio Investments in order to finance the repurchase of Shares, the Fund is entitled to postpone the payment in respect of any Promissory Note delivered thereto until ten business days after the Fund has received at least 95% of the aggregate amount anticipated to be received through pending liquidations of Portfolio Investments in order to finance repurchases of Shares.

•	The second and final payment in respect of the Promissory Note (the “Final Payment”) is expected to be in an amount equal to the excess, if any, of (i) the aggregate value of the repurchased Shares, determined as of the Valuation Date in the manner specified above based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which the Valuation Date of such repurchase occurred, over (ii) the Initial Payment. It is anticipated that the annual audit of the financial statements of the Fund will be completed within 60 days after the end of each fiscal year of the Fund (currently March 31) and that the Final Payment will be made as promptly as practicable after the completion of such audit. Accordingly, a Shareholder could wait as long as approximately 14 months to receive the second payment installment of this final 5% of the estimated payment.

If modification of a Fund’s repurchase procedures as described above is deemed necessary to comply with regulatory requirements, the Board will adopt revised procedures reasonably designed to provide Shareholders substantially the same liquidity for Shares as would be available under the procedures described above. The Master Fund’s investments in Private Markets Investment Funds are subject to lengthy lock-up periods where the Master Fund will not be able to dispose of such investments except through secondary transactions with third parties, which may occur at a significant discount to NAV and which may not be available at any given time. There is no assurance that third parties will engage in such secondary transactions, and the Master Fund may require and be unable to obtain any Private Markets Investment Fund’s manager’s consent to effect such transactions. The Tender Offer Fund may need to suspend or postpone repurchase offers if the Master Fund is not able to dispose of its interests in Portfolio Investments in a timely manner.

Upon its acceptance of tendered Shares for repurchase, the Tender Offer Fund will earmark daily on its books (1) cash, (2) liquid securities or (3) interests in Private Market Investment Funds that the Tender Offer Fund has requested be redeemed (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of the Promissory Notes issued to Shareholders tendering Shares.

Payment for repurchased Shares may require the Tender Offer Fund to liquidate portfolio holdings earlier than the Sub-Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Tender Offer Fund’s investment-related expenses as a result of higher portfolio turnover rates. The Sub-Adviser intends to take measures, subject to policies as may be established by the Board, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Shares.

A Tender Offer Fund Shareholder tendering for repurchase only a portion of the Shareholder’s Shares will be required to maintain an account balance of at least $10,000 in the DWPM Fund after giving effect to the repurchase. If a Shareholder tenders an amount that would cause the Shareholder’s account balance to fall below the required minimum, the Tender Offer Fund reserves the right to exchange and repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s DWPM Fund Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the DWPM Fund. This right of the Tender Offer Fund to repurchase Shares compulsorily may be a factor which shareholders may wish to consider when determining the extent of any tender for purchase by the Fund.

The Tender Offer Fund may also repurchase Shares of a Shareholder without consent or other action by the Shareholder or other person if the Fund determines that:

•	the Shares have been transferred or have vested in any person other than by operation of law as the result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder or with the consent of the Fund, as described below;

•	ownership of Shares by a Shareholder or other person is likely to cause a Fund to be in violation of, require registration of any Shares under, or subject such Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•	continued ownership of Shares by a Shareholder may be harmful or injurious to the business or reputation of a Fund, the Master Fund, the Board, the Adviser, the Sub-Adviser or any of their affiliates, or may subject a Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•	any of the representations and warranties made by a Shareholder or other person in connection with the acquisition of Shares was not true when made or has ceased to be true;

•	with respect to a Shareholder subject to specific legal requirements (such as ERISA or the Bank Holding Company Act), the Shareholder is likely to be subject to additional regulatory or compliance requirements under these legal requirements by virtue of continuing to hold any Shares; or

•	it would be in the best interests of the Fund, and in accordance with applicable law, for the Fund to repurchase the Shares.

In the event that the Adviser, the Sub-Adviser or any of their affiliates holds Shares in the capacity of a Shareholder, the Shares may be tendered for repurchase in connection with any repurchase offer made by a Fund. To the extent that a repurchase offer is oversubscribed, the participation by the Adviser or Sub-Adviser in the repurchase offer will reduce the amount of Shares that the Tender Offer Fund will repurchase from Shareholders. As a result, Shareholders may be required to hold Shares for a longer period of time than they would had the Adviser or Sub-Adviser not participated in the repurchase offer. See “Types Of Investments and Related Risks - Repurchase Risks” for a discussion of the risks associated with repurchase offers during the time that an affiliate of the Adviser constitutes the DWPM Fund’s largest shareholder. Shareholders who require minimum annual distributions from a retirement account through which they hold Shares should consider the Tender Offer Fund’s schedule for repurchase offers and submit repurchase requests accordingly.

Repurchase Offers by the DWPM Fund

The Board, on behalf of either Feeder Fund’s Shareholders, can decline to participate in a repurchase offer by the Master Fund. The DWPM Fund does not expect to offer to repurchase its Shares other than through a discretionary repurchase offer made in accordance with Rule 23c-3(c) under the 1940 Act, or as otherwise permitted by applicable law and the Nasdaq Exemptive Order. Therefore, under normal circumstances, DWPM Fund shareholders should not expect that the Board would elect to have the DWPM Fund participate in a repurchase offer initiated by the Master Fund.

Notwithstanding the foregoing, the DWPM Fund may choose to participate in the Master Fund’s repurchase offers in accordance with Rule 23c-3(c) if the Board determines that participation in the Master Fund’s repurchase offer would be in the best interest of the DWPM Fund and its Shareholders. In making this determination, the Board would consider the following factors, among others: (i) whether any Shareholders have requested to tender interests in the DWPM Fund; (ii) the number of Shareholders which have exchanged their interests from the DWPM Fund to the Tender Offer Fund; (iii) the composition and liquidity of the Master Fund’s assets (including fees and costs associated with withdrawing from Master Fund investments); (iv) the availability of information as to the value of each of the Master Fund’s interests in underlying investments; (v) whether monthly auctions have provided adequate liquidity and competitive market pricing for participating investors; (vi) the condition of the securities markets and the economy generally, as well as political, national or international developments or current affairs; (vii) the anticipated tax consequences of any proposed repurchases of interests by the DWPM Fund; and (viii) the recommendation of the Adviser and Sub-Adviser.

The DWPM Fund generally will conduct its repurchase offers in accordance with the procedures set forth above for Tender Offer Fund repurchase offers, except that any such DWPM Fund repurchase offer will not be conducted in conjunction with a corresponding Exchange.

Transfers of Shares

Outside of (i) any auction for DWPM Fund Shares conducted through NFS or (ii) any exchange of DWPM Fund Shares for Tender Offer Fund Shares as described above, Shares may be transferred only:

•	by operation of law as a result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder; or

•	under certain limited circumstances, with the written consent of the Fund, which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances.

The Funds generally will not consent to a transfer of Shares by a Shareholder unless the transfer is to a transferee who represents that it is an Eligible Investor and after a partial transfer, the value of the Shares held in the account of each of the transferee and transferor is at least $10,000. A Shareholder transferring Shares may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer. In connection with any request to transfer Shares, each Fund may require the Shareholder requesting the transfer to obtain, at the Shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request.

PLAN OF DISTRIBUTION

Each Fund is offered on a continuous basis. SEI Investments Distribution Co. acts as the Distributor of the DWPM Fund.

All subscription payments will be placed in an account held by the Transfer Agent in trust for the subscribers’ benefit, pending release to the DWPM Fund. Subscriptions will be effective only upon the DWPM Fund’s acceptance, and the DWPM Fund reserves the right to reject any subscription in whole or in part for any reason in its sole discretion. Shares will be sold only to Eligible Investors, will not be listed on any national securities exchange and are not available in certificated form.

The DWPM Fund has entered into a Distribution Agreement under which the Distributor, with principal offices at One Freedom Valley Drive, Oaks, Pennsylvania 19456, distributes the Shares of the DWPM Fund. The Distributor is authorized to enter into sub-distributor agreements with financial intermediaries to effect the distribution of Shares of the DWPM Fund. The Distributor currently has the exclusive right to distribute Shares through financial intermediaries. While the Distributor is currently the DWPM Fund’s exclusive distributor, the DWPM Fund may engage additional distributors at any time in the future. The Distributor’s obligation is an agency or “best efforts” arrangement under which neither the Distributor nor any financial intermediary is required to purchase any Shares. Shares may be purchased through a financial intermediary or directly from the DWPM Fund as described herein.

DISTRIBUTION POLICY

Subject to the Board’s discretion and applicable legal restrictions, and other than as required to qualify as a RIC, each Fund generally intends to authorize and declare, to the extent the Fund has material net investment income, quarterly dividends beginning no later than the first calendar quarter after the one-year anniversary of the Fund’s commencement of operations. Each Fund expects that dividends will be paid on the Shares in amounts representing substantially all of the net investment income, if any, earned each year. Payments on the Shares may vary in amount depending on investment income received and expenses of operation; however, in order to continue to avoid incurring entity level tax, substantially all of the net investment income of a Fund and any net capital gain realized by a Fund will be distributed to Shareholders at least annually. In addition, depending upon the performance of a Fund’s investments, the related growth of a Fund’s net assets, and the availability of attractive investment opportunities, a Fund, from time to time, may make a distribution that constitutes a return of capital for U.S. federal income tax purposes. A Shareholder’s return of capital will not be subject to U.S. federal income taxation at the time of its payment up to the amount of the Shareholder’s adjusted basis in their Shares. A distribution that constitutes a return of capital will, however, reduce the adjusted tax basis of a Shareholder’s Shares. When a Shareholder sells Shares, the amount, if any, by which the sales price exceeds the adjusted basis in their Shares is gain subject to tax. Because a return of capital reduces a Shareholder’s tax basis in the Shares, it will increase the amount of a Shareholder’s gain or decrease the amount of loss when the Shares are subsequently sold, all other things being equal. To the extent that the amount of any return of capital distribution exceeds the Shareholder’s basis in such Shareholder’s Shares, the excess will be treated as gain from a sale or exchange of the Shares, which would generally constitute capital gain for a Shareholder holding Shares as capital assets.

As required under the 1940 Act, each Fund will provide a notice to Shareholders at the time of each distribution if such distribution does not consist solely of net income. Additionally, each distribution payment will be accompanied by a written statement that discloses the sources of each distribution. Each Fund will provide disclosures, with each distribution, that estimate the percentages of the current and year-to-date distributions that represent (1) net investment income, (2) capital gains and (3) return of capital. Each year, Shareholders subject to IRS reporting will be notified of the source of a Fund’s distributions on a Form 1099. For tax purposes, at the end of the year a Fund may be required under applicable law to re-characterize distributions made previously during that year among (1) ordinary income, (2) capital gains and (3) return of capital.

The net asset value of each Share that a Shareholder owns will be reduced by the amount of the distributions or dividends that the Shareholder receives in respect of Shares.

A Shareholder’s dividends and capital gain distributions will be automatically reinvested if the Shareholder does not instruct the Fund otherwise. A Shareholder will have an adjusted tax basis in the additional Shares of the Fund purchased through the Fund’s dividend reinvestment policy equal to the amount of the reinvested distribution. The additional Shares will have a new holding period commencing on the day following the day on which the Shares are credited to the Shareholder’s account. A Shareholder who elects not to reinvest will receive both dividends and capital gain distributions in cash. The Funds may limit the extent to which any distributions that are returns of capital may be reinvested in the Funds.

Shares will be issued at their net asset value on the ex-dividend date; there is no sales charge or other charge for reinvestment. Shareholders may elect initially not to reinvest by indicating that choice on the Investor Application. Shareholders are free to change their election at any time by contacting the Funds. Your request must be received by the Funds before the record date to be effective for that dividend or capital gain distribution.

The Funds reserve the right to suspend at any time the ability of Shareholders to reinvest distributions and to require Shareholders to receive all distributions in cash, or to limit the maximum amount that may be reinvested, either as a dollar amount or as a percentage of distributions. The Funds may determine to do so if, for example, the amount being reinvested by Shareholders exceeds the available investment opportunities that the Adviser or Sub-Adviser considers suitable for the Funds.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

Each Fund’s Agreement and Declaration of Trust (each, a “Declaration of Trust”) authorizes the issuance of an unlimited number of full and fractional Shares of each Fund, each of which represents an equal proportionate interest in each Fund with each other Share. Currently, each Fund offers one class of Shares: Institutional Shares. Each Declaration of Trust provides that the Board may create additional classes of Shares. However, a Fund cannot issue any additional class of Shares until it has obtained an exemptive order from the SEC permitting it to do so. Share certificates representing Shares will not be issued. Each Fund’s Shares, when issued, are fully paid and non-assessable. Each Fund does not intend to hold annual meetings of its Shareholders.

Shareholders will be entitled to the payment of distributions when, as and if declared by the Board. Each Fund currently intends to make distributions to its Shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than annually. The 1940 Act may limit the payment of distributions to Shareholders. Each whole Share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of a Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund (in cash or in kind) among its Shareholders. The Shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. Each Declaration of Trust provides that the Funds’ Shareholders are not liable for any liabilities of the Funds.

Each Fund has submitted to the SEC an application for an exemptive order to permit the Fund to offer additional classes of Shares. The SEC may determine not to grant such an order, and there is no assurance that the SEC will grant such an order. If the SEC does not grant such an order, only Institutional Class Shares will be offered. If the SEC does grant such an order, any additional class of Shares will have certain differing characteristics and differences in the distribution and/or shareholder servicing fees that may be charged. Currently, only the DWPM Fund intends to offer additional classes of shares if the SEC exemptive order is granted.

PROVISIONS IN THE GOVERNING DOCUMENTS REGARDING
SHAREHOLDER DERIVATIVE CLAIMS

The Fund’s Declaration of Trust provides that no person, other than a Trustee of the Fund, who is not a Shareholder shall be entitled to bring any derivative action, suit or other proceeding on behalf of the Fund. The Declaration of Trust further provides that no Shareholder may maintain a derivative action on behalf of the Fund unless holders of at least ten percent (10%) of the outstanding shares join in the bringing of such action. However, the foregoing 10% requirement shall not apply to claims made under federal securities laws.

In addition to the above requirements, a Shareholder may bring a derivative action on behalf of the Fund only if the following conditions are met. First, the Shareholder or Shareholders must make a pre-suit demand upon the Board of Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed; and a demand on the Trustees shall only be deemed not likely to succeed and therefore excused if a majority of the Trustees, or a majority of any committee established to consider the merits of such action, has a personal financial interest in the transaction at issue. For purposes of the foregoing, a Trustee shall not be deemed interested in a transaction or otherwise disqualified from ruling on the merits of a Shareholder demand by virtue of the fact that such Trustee receives remuneration for his/her service as a Trustee of the Fund or as a trustee or director of one or more investment companies that are under common management with or otherwise affiliated with the Fund. Second, unless a demand is not required under the first condition above, the Board of Trustees must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim; and the Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and, except for claims made under the federal securities laws, may require an undertaking by the Shareholders making such request to reimburse the Fund for the expense of any such advisors in the event that the Trustees determine not to bring such action. The Board of Trustees may designate a committee of two or more Trustees to consider a Shareholder demand if necessary to create a committee with a majority of Trustees who do not have a personal financial interest in the transaction at issue.

Any person purchasing or otherwise acquiring or holding any interest in Shares will be deemed to have notice of and consented to the foregoing provisions. These provisions may limit a Shareholder’s ability to bring a claim against the Trustees, officers or other agents of the Fund and its service providers, which may discourage such lawsuits with respect to such claims.

U.S. FEDERAL INCOME TAX MATTERS

The following is only a summary of certain U.S. federal income tax considerations generally affecting the Funds and Shareholders. No attempt is made to present a comprehensive explanation of the federal, state, local or foreign tax treatment of the Funds or their Shareholders, and the discussion here is not intended to be a substitute for careful tax planning. For purposes of this discussion, references to the “Funds” will also include references to the Master Fund, unless specified otherwise.

The following general discussion of certain U.S. federal income tax consequences is based on provisions of the Internal Revenue Code and the Treasury regulations issued thereunder as in effect on the date of this SAI. New legislation, as well as administrative changes or court decisions, may significantly change the conclusions expressed herein, and may have a retroactive effect with respect to the transactions contemplated herein.

Shareholders are urged to consult their own tax advisors regarding the application of the provisions of tax law described in this SAI in light of the particular tax situations of the Shareholders and regarding specific questions as to federal, state, foreign or local taxes.

Taxation of the Funds.

Each of the Funds will elect and intends to qualify each year to be treated as a RIC under the Internal Revenue Code. If a Fund so qualifies, the Fund will not be subject to federal income tax on the portion of its investment company taxable income (that is, generally, taxable interest, dividends, net short-term capital gains, and other taxable ordinary income, net of expenses, without regard to the deduction for dividends paid) and net capital gain (that is the excess of net long-term capital gains over net short-term capital losses) that it distributes to Shareholders. To qualify for treatment as a RIC, each Fund must distribute annually to its Shareholders an amount equal to at least the sum of 90% of its investment company taxable income (generally including the excess of net short-term capital gains over net long-term capital losses) and 90% of its net tax-exempt interest income, if any (the “Distribution Requirement”) and also must meet certain additional requirements. Among these requirements are the following: (i) at least 90% of each Fund’s gross income each taxable year must be derived from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income derived with respect to its business of investing in such stock, securities or foreign currencies and net income derived from interests in qualified publicly traded partnerships (the “Gross Income Test”); and (ii) at the end of each quarter of each Fund’s taxable year, the Fund’s assets must be diversified so that (a) at least 50% of the value of the Fund’s total assets consists of cash and cash items, U.S. government securities, securities of other RICs, and other securities, with such other securities limited, in respect to any one issuer, to an amount not greater in value than 5% of the value of the Fund’s total assets and to not more than 10% of the outstanding voting securities of such issuer, including the equity securities of a qualified publicly traded partnership, and (b) not more than 25% of the value of its total assets is invested, including through corporations in which the Fund owns a 20% or more voting stock interest, in the securities (other than U.S. government securities or securities of other RICs) of any one issuer, the securities (other than securities of other RICs) of two or more issuers which the Fund controls and which are engaged in the same, similar, or related trades or businesses, or the securities of one or more qualified publicly traded partnerships (the “Asset Diversification Test”).

For the purpose of determining whether the Master Fund satisfies the Gross Income Test, the character of the Master Fund’s distributive share of items of income, gain and loss derived through any Portfolio Investments that are properly treated as partnerships for U.S. federal income tax purposes (other than certain publicly traded partnerships) generally will be determined as if the Master Fund realized such tax items in the same manner as if the Master Fund had directly invested in the same assets held by the Portfolio Investments. Similarly, for the purposes of the Asset Diversification Test, the Master Fund, in appropriate circumstances, may “look through” to the assets respectively held by such Portfolio Investments.

If a Fund fails to satisfy the Gross Income Test or the Asset Diversification Test during any taxable year, the Fund may be eligible for relief provisions if the failures are due to reasonable cause and not willful neglect and if a penalty tax is paid with respect to each failure to satisfy the applicable requirements. Additionally, relief is provided for certain de minimis failures of the Asset Diversification Test where a Fund corrects the failure within a specified period of time. To be eligible for the relief provisions with respect to a failure to meet the Asset Diversification Test, a Fund may be required to dispose of certain assets in its portfolio. If these relief provisions were not available to a Fund and it were to fail to qualify for treatment as a RIC for a taxable year, all of its taxable income would be subject to tax at the current corporate rate (21%) without any deduction for distributions to Shareholders, and its distributions (including capital gains distributions) generally would be taxable to the Shareholders of the Fund as ordinary income dividends, subject to the dividends received deduction for corporate Shareholders and the lower tax rates on qualified dividend income received by non-corporate Shareholders, subject to certain limitations. To requalify for treatment as a RIC in a subsequent taxable year, the Fund would be required to satisfy the RIC qualification requirements for that year and to distribute any earnings and profits from any year in which the Fund failed to qualify for tax treatment as a RIC. If the Fund failed to qualify as a RIC for a period greater than two taxable years, it would generally be required to pay a Fund-level tax on certain net built in gains recognized with respect to certain of its assets upon a disposition of such assets within five years of qualifying as a RIC in a subsequent year. The Board reserves the right not to maintain the qualification of each Fund for treatment as a RIC if it determines such course of action to be beneficial to Shareholders. If a Fund determines that it will not qualify as a RIC, the Fund will establish procedures to reflect the anticipated tax liability in the Fund’s NAV.

If before the end of any quarter of its taxable year, the Master Fund believes that it may fail the Asset Diversification Test, the Master Fund may seek to take certain actions to avert such a failure. However, the action frequently taken by RICs to avert such a failure (i.e., the disposition of non-diversified assets) may be difficult for the Master Fund to pursue because of the limited liquidity of the interests in the Portfolio Investments. The constraints on the Master Fund’s ability to cure a diversification failure by disposing of non-diversified assets may limit utilization of the cure periods provided by the Internal Revenue Code.

Each Fund may elect to treat part or all of any “qualified late year loss” as if it had been incurred in the succeeding taxable year in determining the Fund’s taxable income, net capital gain, net short-term capital gain, and earnings and profits. The effect of this election is to treat any such “qualified late year loss” as if it had been incurred in the succeeding taxable year in characterizing Fund distributions for any calendar year. A “qualified late year loss” generally includes (i) any net capital loss incurred after October 31 of the current taxable year, or, if there is no such loss, any net long-term capital loss or any net short-term capital loss incurred after October 31 of the current taxable year (“post-October capital losses”) and (ii) the sum of (1) the excess, if any, of (a) specified losses incurred after October 31 of the current taxable year, over (b) specified gains incurred after October 31 of the current taxable year and (2) the excess, if any, of (a) ordinary losses incurred after December 31 of the current taxable year, over (b) the ordinary income incurred after December 31 of the current taxable year. The terms “specified losses” and “specified gains” mean ordinary losses and gains from the sale, exchange, or other disposition of property (including the termination of a position with respect to such property) and foreign currency gains and losses. The terms “ordinary losses” and “ordinary income” mean other ordinary losses and income that are not described in the preceding sentence.

Capital losses in excess of capital gains (“net capital losses”) are not permitted to be deducted against a RIC’s net investment income. Instead, for U.S. federal income tax purposes, potentially subject to certain limitations, a Fund may carry a net capital loss from any taxable year forward indefinitely to offset its capital gains, if any, in years following the year of the loss. To the extent subsequent capital gains are offset by such losses, they will not result in U.S. federal income tax liability to a Fund and may not be distributed as capital gains to its Shareholders. Generally, a Fund may not carry forward any losses other than net capital losses. The carryover of capital losses may be limited under the general loss limitation rules if a Fund experiences an ownership change as defined in the Internal Revenue Code.

Each Fund will be subject to a nondeductible 4% federal excise tax on certain undistributed income if it does not distribute to its Shareholders in each calendar year (i.e., by December 31 of each year) an amount equal to at least 98% of its ordinary income for the calendar year plus 98.2% of its capital gain net income for the one-year period ending on October 31 of such calendar year, subject to an increase for any shortfall in the prior year’s distribution. A Fund may elect to defer to the following year any net ordinary loss incurred for the portion of the calendar year that is after the beginning of the Fund’s taxable year. Also, a Fund will defer any “specified gain” or “specified loss” that would be properly taken into account for the portion of the calendar year after October 31. Any net ordinary loss, specified gain, or specified loss deferred shall be treated as arising on January 1 of the following calendar year. Each Fund intends to declare and distribute dividends and distributions in the amounts and at the times necessary to avoid the application of the excise tax, but can make no assurances that all such tax liability will be entirely eliminated. In addition, certain circumstances (including, but not limited to, temporary timing or permanent differences in the realization of income and expense for book and tax purposes) may result in a Fund having to pay an excise tax.

If a Fund meets the Distribution Requirement but retains some or all of its income or gains, it will be subject to federal income tax to the extent any such income or gains are not distributed. A Fund may designate certain amounts retained as undistributed net capital gain in a notice to its Shareholders, who (i) will be required to include in income for U.S. federal income tax purposes, as long-term capital gain, their proportionate shares of the undistributed amount so designated, (ii) will be entitled to credit their proportionate shares of the income tax paid by the Fund on that undistributed amount against their federal income tax liabilities and to claim refunds to the extent such credits exceed their tax liabilities, and (iii) will be entitled to increase their tax basis, for federal income tax purposes, in their Shares by an amount equal to the excess of the amount of undistributed net capital gain included in their respective income over their respective income tax credits.

If the Master Fund is not a “publicly offered regulated investment company” (described below) the Master Fund will be subject to limitations on the deductibility of certain “preferential dividends.” In general, a dividend is preferential unless it is distributed pro rata to Shareholders, with no preference to any share of stock compared with other shares of the same class, and with no preference to one class as compared with another class, except to the extent the class is entitled to a preference. If the IRS or a court were to determine that the Master Fund paid a preferential dividend, then all dividends paid with respect to the class of stock for which the preferential dividend was paid would not be deductible by the Master Fund, and the Master Fund could lose its tax status as a RIC. In that case, the Master Fund’s taxable income (including its net capital gain) would be subject to federal corporate tax at the regular rate without any deduction for distributions to Shareholders, and such distributions would be taxable as ordinary dividends to the extent of the Master Fund’s current and accumulated earnings and profits. In addition, the Master Fund’s failure to qualify as a RIC would have an adverse impact on each Feeder Fund’s ability to qualify as a RIC, which could result in additional negative consequences to the Shareholders.

The Master Fund will not be a “publicly offered regulated investment company” unless the Master Fund’s interests are (1) continuously offered to the public pursuant to a public offering as defined by Section 4 of the 1933 Act, (2) regularly traded on an established securities market, or (3) held by or for no fewer than 500 persons at all times during the tax year. The Master Fund does not anticipate meeting any of these criteria and as such it expects not to be “publicly offered” for these purposes.

Taxation of Shareholders – Distributions.

Each Fund intends to distribute annually to its Shareholders substantially all of its investment company taxable income (computed without regard to the deduction for dividends paid), its net tax-exempt income, if any, and any net capital gain (net long-term capital gains in excess of net short-term capital losses, taking into account any capital loss carryforwards). The distribution of investment company taxable income (as so computed) and net realized capital gain will be taxable to a Fund’s Shareholders regardless of whether the Shareholder receives these distributions in cash or reinvests them in additional shares pursuant to the Fund’s dividend reinvestment policy.

Any distributions by a Feeder Fund from its investment company taxable income will be taxable to you as ordinary income or at the lower capital gains rates that apply to individuals receiving qualified dividend income. Distributions by the Feeder Funds are currently eligible for the reduced maximum tax rate to individuals of 20% (lower rates apply to individuals in lower tax brackets) to the extent that the Fund receives qualified dividend income from the Master Fund and the Feeder Fund reports the distributions as qualified dividend income. Qualified dividend income is, in general, dividend income from taxable domestic corporations and certain foreign corporations (e.g., foreign corporations incorporated in a possession of the United States or in certain countries with a comprehensive tax treaty with the United States, or the stock of which is readily tradable on an established securities market in the United States). Both a Feeder Fund and the Shareholder must meet certain holding period requirements to qualify Fund dividends for this treatment. Specifically, (i) a Fund must hold the stock for at least 61 days during the 121-day period beginning 60 days before the stock becomes ex-dividend and (ii) Shareholders must hold their Fund Shares for at least 61 days during the 121-day period beginning 60 days before the Fund distribution goes ex-dividend. A dividend will not be treated as qualified dividend income to the extent that: (i) the Shareholder is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to substantially similar or related property or (ii) the Shareholder elects to treat such dividend as investment income under section 163(d)(4)(B) of the Internal Revenue Code. Therefore, if you lend your Shares in a Fund, such as pursuant to a securities lending arrangement, you may lose the ability to treat dividends (paid while the Shares are held by the borrower) as qualified dividend income. Distributions that the Master Fund receives from an underlying fund taxable as a RIC or from a REIT will be treated as qualified dividend income only to the extent so reported by such underlying fund or REIT. Certain of the Funds’ investment strategies may significantly limit their ability to make distributions eligible for the reduced tax rates applicable to qualified dividend income.

Distributions by a Fund of its net short-term capital gains will be taxable as ordinary income. Capital gain distributions consisting of a Fund’s net capital gains will be taxable as long-term capital gains for individual Shareholders at a maximum rate of 20% regardless of how long you have held your Shares in the Fund.

Corporate Shareholders may be entitled to a dividends received deduction for the portion of dividends they receive from a Fund that are attributable to dividends received by the Fund from U.S. corporations, subject to certain limitations. Certain of the Funds’ investment strategies may significantly limit their ability to make distributions eligible for the dividends received deduction for corporate Shareholders.

Although dividends generally will be treated as distributed when paid, any dividend declared by a Fund in October, November or December and payable to Shareholders of record in such a month that is paid during the following January will be treated for U.S. federal income tax purposes as received by Shareholders on December 31 of the calendar year in which it was declared.

U.S. individuals with adjusted gross income (subject to certain adjustments) exceeding certain threshold amounts ($250,000 if married filing jointly or if considered a “surviving spouse” for federal income tax purposes, $125,000 if married filing separately, and $200,000 in other cases) are subject to a 3.8% tax on all or a portion of their “net investment income,” which includes taxable interest, dividends, and certain capital gains (generally including capital gain distributions and capital gains realized on the sale of Shares). This 3.8% tax also applies to all or a portion of the undistributed net investment income of certain Shareholders that are estates and trusts.

Shareholders who have not held Shares for a full year should be aware that a Fund may report and distribute, as ordinary dividends or capital gain dividends, a percentage of income that is not equal to the percentage of the Fund’s ordinary income or net capital gain, respectively, actually earned during the applicable Shareholder’s period of investment in the Fund. A taxable Shareholder may wish to avoid investing in a Fund shortly before a dividend or other distribution, because the distribution will generally be taxable even though it may economically represent a return of a portion of the Shareholder’s investment.

If a Fund’s distributions exceed its earnings and profits, all or a portion of the distributions made for a taxable year may be recharacterized as a return of capital to Shareholders to the extent of (and in reduction of) the Shareholder’s tax basis in the Shareholder’s Shares; any excess will be treated as gain from the sale of the Shareholder’s Shares. A return of capital distribution will generally not be taxable, but will reduce each Shareholder’s cost basis in the Fund and result in a higher capital gain or lower capital loss when the Shares on which the distribution was received are sold. After a Shareholder’s basis in the shares has been reduced to zero, distributions in excess of earnings and profits will be treated as gain from the sale of the Shareholder’s Shares.

Similarly, as discussed below at “Taxation of Shareholders – Sales, Exchanges, or Redemptions,” if a repurchase of a Shareholder’s Shares does not qualify for sale or exchange treatment, the Shareholder may, in connection with such repurchase, be treated as having received, in whole or in part, a taxable dividend, a tax-free return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the Shareholder’s tax basis in the relevant Shares repurchased. In such case, the tax basis in the Shares repurchased by the Fund, to the extent remaining after any dividend and return of capital distribution with respect to those Shares, will be transferred to any remaining Shares held by the Shareholder.

A Fund (or its administrative agent) will inform you of the amount of your ordinary income dividends, qualified dividend income, capital gain distributions and share of affected expenses, if any, and will advise you of their tax status for federal income tax purposes shortly after the close of each calendar year. If you have not held a Fund’s Shares for a full year, the Fund may report and distribute to you, as ordinary income, qualified dividend income or capital gain, a percentage of income that is not equal to the actual amount of such income earned during the period of your investment in the Fund.

Taxation of Shareholders – Sales, Exchanges, or Redemptions. Any gain or loss recognized on a sale or other disposition of Shares of a Fund (except, in certain circumstances, pursuant to a repurchase by the Fund, as described below) by a Shareholder who is not a dealer in securities will generally, for individual Shareholders, be treated as a long-term capital gain or loss if the Shares have been held for more than twelve months and otherwise will be treated as a short-term capital gain or loss. However, if Shares on which a Shareholder has received a long-term capital gain distribution are subsequently sold, exchanged, or redeemed and such Shares have been held for six months or less, any loss recognized will be treated as a long-term capital loss to the extent of the long-term capital gain distribution. In addition, the loss realized on a sale or other disposition of Shares will be disallowed to the extent a Shareholder repurchases (or enters into a contract to or option to repurchase) Shares within a period of 61 days (beginning 30 days before and ending 30 days after the disposition of the Shares). This loss disallowance rule will apply to Shares received through the reinvestment of dividends during the 61-day period.

From time to time, a Fund may offer to repurchase its outstanding Shares. Shareholders who tender all Shares held, or considered to be held, by them will be treated as having sold their Shares and generally will realize a capital gain or loss. If a Shareholder tenders fewer than all of its Shares or fewer than all Shares tendered are repurchased, such Shareholder may be treated as having received a taxable dividend upon the tender of its Shares. In such a case, there is a risk that non-tendering Shareholders, and Shareholders who tender some but not all of their Shares or fewer than all of whose Shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received a taxable distribution from the Fund. The extent of such risk will vary depending upon the particular circumstances of the tender offer, and in particular whether such offer is a single and isolated event or is part of a plan for periodically redeeming Shares of the Fund. If Shareholders are treated as receiving a deemed dividend, they will be notified of this treatment at year-end with such amount reflected on IRS Form 1099-DIV.

Each Fund (or its administrative agent) must report to the IRS and furnish to Fund Shareholders the cost basis information for purchases of Fund Shares. In addition to the requirement to report the gross proceeds from the sale of Fund Shares, a Fund (or its administrative agent) is also required to report the cost basis information for such Shares and indicate whether these Shares had a short-term or long-term holding period. For each sale of Fund Shares, a Fund will permit Shareholders to elect from among several IRS-accepted cost basis methods, including the average cost basis method. In the absence of an election, a Fund will use a default cost basis method that will be separately communicated to you by the Fund (or its administrative agent). The cost basis method elected by a Fund Shareholder (or the cost basis method applied by default) for each sale of Fund Shares may not be changed after the settlement date of each such sale of Fund Shares. Fund Shareholders should consult their tax advisors to determine the best IRS-accepted cost basis method for their tax situation and to obtain more information about how cost basis reporting applies to them. Shareholders also should carefully review the cost basis information provided to them and make any additional basis, holding period or other adjustments that are required when reporting these amounts on their federal income tax returns.

Taxation of Master Fund Investments. It is intended that the Master Fund will invest a portion of its assets in Private Markets Investment Funds, some of which may be classified as partnerships for U.S. federal income tax purposes.

An entity that is properly classified as a partnership (and not an association or publicly traded partnership taxable as a corporation) is generally not itself subject to federal income tax. Instead, each partner of the partnership is required to take into account its distributive share of the partnership’s net capital gain or loss, net short-term capital gain or loss, and its other items of ordinary income or loss (including all items of income, gain, loss and deduction allocable to that partnership from investments in other partnerships) for each taxable year of the partnership ending with or within the partner’s taxable year. Each such item will have the same character to a partner, and will generally have the same source (either United States or foreign), as though the partner realized the item directly. Some of the income that the Master Fund may earn directly or through a Private Markets Investment Fund, such as income recognized from an equity investment in an operating partnership, may not be treated as qualifying income under the Gross Income Test. The Master Fund may have to dispose of interests in Private Markets Investment Funds that it would otherwise have continued to hold, or devise other methods of cure, to the extent certain Private Markets Investment Funds earn income of a type that is not qualifying gross income for purposes of the Gross Income Test or hold assets that could cause the Master Fund not to satisfy the Asset Diversification Test. To manage the risk that such income might jeopardize the Master Fund’s, and in turn a Fund’s, tax status as a RIC, one or more subsidiary entities treated as corporations for U.S. federal income tax purposes may be employed to earn such income and (if applicable) hold the related investment. Such subsidiary entities generally may be required to incur entity-level income taxes on their earnings, which ultimately may reduce the return to Shareholders.

Partners of a partnership must report their distributive share of the partnership’s net capital gain or loss, net short-term capital gain or loss, and its other items of ordinary income or loss regardless of the extent to which, or whether, the partnership or the partners receive cash distributions for such taxable year. Accordingly, the Master Fund may be required to recognize items of taxable income and gain without receiving cash with which to make distributions in amounts necessary to satisfy the Distribution Requirement and for avoiding the excise tax discussed above (including in circumstances where investments by the Private Markets Investment Funds, such as investments in debt instruments with “original issue discount,” generate income prior to a corresponding receipt of cash). Accordingly, the Master Fund may be required to liquidate its investments at a time when the investment adviser might not otherwise have chosen to do so. However, the Master Fund is not required to avoid imposition of 100% of its income tax liability and is not required to avoid the excise taxes, which would effectively reduce (and could eliminate) each Fund’s returns. In addition, partnerships that the Master Fund may invest in will deliver Schedules K-1 to the Master Fund to report its share of income, gains, losses, deductions and credits of the partnership. These Schedules K-1 may be delayed and may not be received until after the time that the Master Fund and Fund issue tax reporting statements. As a result, the Fund may at times find it necessary to reclassify the amount and character of its distributions to you after it issues you your tax reporting statement.

Private Markets Investment Funds in which the Master Fund invests may invest in REITs. Dividends paid by a REIT, other than capital gains distributions, to a Private Markets Investment Fund and allocated to the Master Fund will be taxable as ordinary income up to the amount of the REIT’s current and accumulated earnings and profits. Capital gain dividends paid by a REIT to the Private Markets Investment Fund and allocated to the Master Fund will be treated as long-term capital gains by the Master Fund and, in turn, may be distributed by a Fund to Shareholders as a capital gain distribution. Dividends received by a Private Markets Investment Fund from a REIT and allocated to the Master Fund generally will not constitute qualified dividend income or qualify for the dividends received deduction. If a REIT is operated in a manner such that it fails to qualify as a REIT, an investment in the REIT would become subject to double taxation, meaning the taxable income of the REIT would be subject to federal income tax at the regular corporate rate without any deduction for dividends paid to Shareholders and the dividends allocated to the Master Fund would be taxable to Shareholders as ordinary income (or possibly as qualified dividend income) to the extent of the REIT’s current and accumulated earnings and profits.

Qualified REIT dividends” (i.e., ordinary REIT dividends other than capital gain dividends and portions of REIT dividends designated as qualified dividend income eligible for capital gain tax rates) are eligible for a 20% deduction by non-corporate taxpayers. This deduction, if allowed in full, equates to a maximum effective tax rate of 29.6% (37% top rate applied to income after 20% deduction). Distributions by the Master Fund, and subsequently by a Feeder Fund to Shareholders that are attributable to qualified REIT dividends received by a Private Markets Investment Fund and allocated to the Master Fund and which the Master Fund properly reports as “section 199A dividends,” are treated as “qualified REIT dividends” in the hands of non-corporate Shareholders. A section 199A dividend is treated as a qualified REIT dividend only if the Shareholder receiving such dividend holds the dividend-paying RIC shares for at least 46 days of the 91-day period beginning 45 days before the shares become ex-dividend, and is not under an obligation to make related payments with respect to a position in substantially similar or related property. The Master Fund is permitted to report such part of its dividends as section 199A dividends as are eligible, but is not required to do so.

REITs in which a Private Markets Investment Fund invests often do not provide complete and final tax information to the Private Markets Investment Fund until after the time that the Private Markets Investment Fund issue a tax reporting statement to the Master Fund. As a result, a Fund may at times find it necessary to reclassify the amount and character of its distributions to you after it issues your tax reporting statement. When such reclassification is necessary, a Fund (or its administrative agent) will send you a corrected, final Form 1099-DIV to reflect the reclassified information. If you receive a corrected Form 1099-DIV, use the information on this corrected form, and not the information on the previously issued tax reporting statement, in completing your tax returns.

For the purpose of determining whether the Master Fund satisfies the Gross Income Test, 100% of the net income derived from an interest in a “qualified publicly traded partnership” (generally, a partnership (i) interests in which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof, (ii) that derives at least 90% of its income from the passive income sources specified in Internal Revenue Code section 7704(d), and (iii) that, generally, derives less than 90% of its income from the qualifying income described in the definition of the Gross Income Test above) will be treated as qualifying income. In addition, although in general the passive loss rules of the Internal Revenue Code do not apply to RICs, such rules do apply to a RIC with respect to items attributable to an interest in a qualified publicly traded partnership.

The Master Fund may invest in certain master limited partnerships (“MLPs”), which may be treated as qualified publicly traded partnerships. Income from qualified publicly traded partnerships is qualifying income for purposes of the Gross Income Test, but the Master Fund’s investment in one or more of such qualified publicly traded partnerships is limited under the Asset Diversification Test to no more than 25% of the value of the Master Fund’s assets. The Master Fund will monitor its investment in such qualified publicly traded partnerships in order to ensure compliance with the Gross Income Test and Asset Diversification Test.

“Qualified publicly traded partnership income” within the meaning of Section 199A(e)(5) of the Internal Revenue Code is eligible for a 20% deduction by non-corporate taxpayers. Qualified publicly traded partnership income is generally income of a “publicly traded partnership” that is not treated as a corporation for U.S. federal income tax purposes that is effectively connected with such entity’s trade or business, but does not include certain investment income. A “publicly traded partnership” for purposes of this deduction is not necessarily the same as a “qualified publicly traded partnership” as defined for the purpose of the immediately preceding paragraphs. This deduction, if allowed in full, equates to a maximum effective tax rate of 29.6% (37% top rate applied to income after 20% deduction). The Master Fund is not permitted to pass the special character of this income through to its Shareholders. Currently, direct investors in entities that generate “qualified publicly traded partnership income” will enjoy the lower rate, but investors in RICs that invest in such entities will not. It is uncertain whether future technical corrections or administrative guidance will address this issue to enable the Master Fund, and subsequently a Feeder Fund, to pass through the special character of “qualified publicly traded partnership income” to Shareholders.

The Master Fund may gain most of its exposure to certain operating portfolio companies and real estate through certain domestic and non-U.S. entities treated as corporations for U.S. federal income tax purposes within the limitations of the federal tax requirements of Subchapter M of the Internal Revenue Code for qualification as a RIC. To the extent the Master Fund invests through domestic corporate entities (that are not REITs), any income will likely be subject to the 21% corporate level tax before being distributed to the Master Fund as a dividend. To the extent the Master Fund invests through multiple corporate entities (that are not REITs) that the Master Fund controls and which are engaged in the same, similar, or related trades or businesses, then such corporate entities could be treated as a single “issuer” for purposes of the Asset Diversification Test. The Master Fund will monitor its investments in corporate entities (that are not REITs) in order to ensure compliance with the Asset Diversification Test.

UNLESS OTHERWISE INDICATED, REFERENCES IN THIS DISCUSSION TO THE MASTER FUND’S INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS, INCLUDE THE DIRECT INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS OF THE MASTER FUND, AS WELL AS THOSE INDIRECTLY ATTRIBUTABLE TO THE MASTER FUND AS A RESULT OF THE MASTER FUND’S INVESTMENT IN ANY PRIMARY MARKETS INVESTMENT FUND (OR OTHER ENTITY) THAT IS PROPERLY CLASSIFIED AS A PARTNERSHIP OR DISREGARDED ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES (AND NOT AN ASSOCIATION OR PUBLICLY TRADED PARTNERSHIP TAXABLE AS A CORPORATION).

Ordinarily, gains and losses realized from portfolio transactions will be characterized as capital gains and losses. However, a portion of the gain or loss realized from the disposition of foreign currencies (including foreign currency denominated bank deposits) and non-U.S. dollar denominated securities (including debt instruments, certain futures or forward contracts and options, and similar financial instruments) is generally characterized as ordinary income or loss under Section 988 of the Internal Revenue Code. Section 988 of the Internal Revenue Code similarly provides that gains or losses attributable to fluctuations in exchange rates that occur between the time the Master Fund accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time such receivables are collected or the time that the liabilities are paid would be generally characterized as ordinary income or loss. Finally, all or a portion of any gain realized from engaging in “conversion transactions” (as defined in the Internal Revenue Code to generally include certain transactions designed to convert ordinary income into capital gain) may be characterized as ordinary income.

Hedging and Derivative Transactions.

The Master Fund may invest in complex securities and these investments may be subject to numerous special and complex tax rules. These rules could affect the Master Fund’s and each Fund’s ability to qualify as a RIC, affect whether gains and losses recognized by the Master Fund is treated as ordinary income or capital gain, accelerate the recognition of income to the Master Fund and/or defer the Master Fund’s ability to recognize losses, and, in limited cases, subject the Master Fund to U.S. federal income tax on income from certain of its foreign securities. In turn, these rules may affect the amount, timing or character of the income distributed to Shareholders by the Feeder Funds.

The Master Fund is required for federal income tax purposes to mark-to-market and recognize as income for each taxable year (and, for purposes of the 4% excise tax described above, on certain other dates as prescribed under the Internal Revenue Code) its net unrealized gains and losses on certain futures and options contracts subject to section 1256 of the Internal Revenue Code (“Section 1256 Contracts”) as of the end of the taxable year as well as those actually realized during the taxable year. Gain or loss from Section 1256 Contracts on broad-based indexes required to be marked to market are considered 60% long-term and 40% short-term capital gain or loss. Application of this rule may alter the timing and character of distributions to Shareholders by a Fund. The Master Fund may be required to defer the recognition of losses on Section 1256 Contracts to the extent of any unrecognized gains on offsetting positions held by the Master Fund. These provisions may also require the Master Fund to mark-to-market certain types of positions in its portfolio (i.e., treat them as if they were closed out), which may cause the Master Fund to recognize income without receiving cash with which to make distributions in amounts necessary to satisfy the Distribution Requirement and for avoiding the excise tax discussed above. Accordingly, in order to avoid certain income and excise taxes, the Master Fund may be required to liquidate its investments at a time when the investment adviser might not otherwise have chosen to do so. However, the Master Fund is not required to avoid imposition of 100% of its income tax liability and is not required to avoid the excise taxes, which would effectively reduce (and could eliminate) a Fund’s returns.

The Master Fund’s transactions in foreign currencies and forward foreign currency contracts will generally be subject to special provisions of the Internal Revenue Code that, among other things, may affect the character of gains and losses realized by the Master Fund (i.e., may affect whether gains or losses are ordinary or capital), accelerate recognition of income to the Master Fund and defer losses. These rules could therefore affect the character, amount and timing of distributions by a Fund to Shareholders. These provisions also may require the Master Fund to mark-to-market certain types of positions in its portfolio (i.e., treat them as if they were closed out) which may cause the Master Fund to recognize income without receiving cash with which to make distributions in amounts necessary to satisfy the Distribution Requirements and for avoiding the excise tax described above. The Master Fund intends to (i) monitor its transactions, (ii) make the appropriate tax elections and (iii) make the appropriate entries in its books and records when it acquires any foreign currency or forward foreign currency contract in order to mitigate the effect of these rules so as to prevent disqualification of the Master Fund, and in turn each Feeder Fund, as a RIC and minimize the imposition of income and excise taxes.

Any forward contract or other position entered into or held by the Master Fund in conjunction with any other position held by the Master Fund may constitute a “straddle” for federal income tax purposes. In addition, investments by the Master Fund in particular combinations of Private Markets Investment Funds may also be treated as a “straddle.” A straddle of which at least one, but not all, the positions are Section 1256 Contracts may constitute a “mixed straddle.” In general, straddles are subject to certain rules that may affect the amount, character and timing of the Master Fund’s gains and losses with respect to straddle positions by requiring, among other things, that: (1) any loss realized on disposition of one position of a straddle may not be recognized to the extent that the Master Fund has unrealized gains with respect to the other position in such straddle; (2) the Master Fund’s holding period in straddle positions be suspended while the straddle exists (possibly resulting in a gain being treated as short-term capital gain rather than long-term capital gain); (3) the losses recognized with respect to certain straddle positions that are part of a mixed straddle and that are non-Section 1256 Contracts be treated as 60% long-term and 40% short-term capital loss; (4) losses recognized with respect to certain straddle positions that would otherwise constitute short-term capital losses be treated as long-term capital losses; and (5) the deduction of interest and carrying charges attributable to certain straddle positions may be deferred. Various elections are available to the Master Fund, which may mitigate the effects of the straddle rules, particularly with respect to mixed straddles.

If the Master Fund enters into a “constructive sale” of any appreciated financial position in its portfolio, the Master Fund will be treated as if it had sold and immediately repurchased the property and must recognize gain (but not loss) with respect to that position. A constructive sale of an appreciated financial position occurs when the Master Fund enters into certain offsetting transactions with respect to the same or substantially identical property, including, but not limited to: (i) a short sale; (ii) an offsetting notional principal contract; (iii) a futures or forward contract; or (iv) other transactions identified in future Treasury Regulations. The character of the gain from constructive sales will depend upon the Master Fund’s holding period in the appreciated financial position. Losses realized from a sale of a position that was previously the subject of a constructive sale will be recognized when the position is subsequently disposed of. The character of such losses will depend upon the Master Fund’s holding period in the position beginning with the date the constructive sale was deemed to have occurred and the application of various loss deferral provisions in the Internal Revenue Code. Constructive sale treatment does not apply to certain closed transactions, including if such a transaction is closed on or before the 30th day after the close of the Master Fund’s taxable year and the Master Fund holds the appreciated financial position unhedged throughout the 60-day period beginning with the day such transaction was closed.

Foreign Investments.

Income received by the Master Fund from sources within foreign countries (including, for example, dividends or interest on stock or securities of non-U.S. issuers) may be subject to withholding and other taxes imposed by such countries. Tax treaties between such countries and the U.S. may reduce or eliminate such taxes. If more than 50% of the value of the Master Fund’s assets at the close of any taxable year consists of stock or securities of foreign corporations, which for this purpose may include obligations of foreign governmental issuers, the Master Fund, and subsequently each Feeder Fund, may elect, for U.S. federal income tax purposes, to treat any foreign income or withholding taxes paid by the Fund as paid by its Shareholders. Foreign taxes paid by the Master Fund will reduce the return from the Master Fund’s investments.

The Master Fund may indirectly hold equity interests in Portfolio Investments that may be classified as “passive foreign investment companies” or “PFICs.” If the Master Fund owns shares in a PFIC, the Master Fund will generally be subject to one of the following special tax regimes: (i) the Master Fund may be liable for U.S. federal income tax, and an additional interest charge, on a portion of any “excess distribution” from such foreign entity or any gain from the disposition of such shares, even if the entire distribution or gain is paid out by the Master Fund as a dividend to a Feeder Fund; (ii) if the Master Fund were able and elected to treat a PFIC as a “qualified electing fund” or “QEF,” the Master Fund would be required each year to include in income, and distribute to the Feeder Funds in accordance with the distribution requirements set forth above, the Master Fund’s pro rata share of the ordinary earnings and net capital gains of the PFIC, whether or not such earnings or gains are distributed to the Master Fund; or (iii) the Master Fund may be entitled to mark-to-market annually shares of the PFIC, and in such event would be required to distribute to the Feeder Funds any such mark-to-market gains in accordance with the distribution requirements set forth above. The Master Fund intends to make the appropriate tax elections, if possible, and take any additional steps that are necessary to mitigate the effect of these rules. Amounts included in income each year by the Master Fund arising from a QEF election will be “qualifying income” under the Gross Income Test (as described above) even if not distributed to the Master Fund, if the Master Fund derives such income from its business of investing in stock, securities or currencies. In certain cases, the Master Fund will not be the party legally permitted to make the QEF election or the mark-to-market election in respect of indirectly held PFICs and, in such cases, will not have control over whether the party within the chain of ownership that is legally permitted to make the QEF or mark-to-market election will do so.

A U.S. person that owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of stock or 10% or more of the total value of shares of all classes of stock of a foreign corporation is a “U.S. Shareholder” for purposes of the “controlled foreign corporation” (“CFC”) provisions of the Internal Revenue Code. A foreign corporation is a CFC if, on any day of its taxable year, more than 50% of the voting power or value of its stock is owned (directly, indirectly or constructively) by “U.S. Shareholders.” If the Master Fund is a “U.S. Shareholder” of a CFC, the Master Fund will be required to include in its gross income for United States federal income tax purposes the CFCs “subpart F income” (described below), whether or not such income is distributed by the CFC. “Subpart F income” generally includes interest, original issue discount, dividends, net gains from the disposition of stocks or securities, receipts with respect to securities loans and net payments received with respect to equity swaps and similar derivatives. “Subpart F income” also includes the excess of gains over losses from transactions (including futures, forward and similar transactions) in any commodities. The Master Fund’s recognition of “subpart F income” will increase the Master Fund’s tax basis in the CFC. Distributions by a CFC to the Master Fund will be tax-free, to the extent of its previously undistributed “subpart F income,” and will correspondingly reduce the Master Fund’s tax basis in the CFC. “Subpart F income” is generally treated as ordinary income, regardless of the character of the CFC’s underlying income. The “Subpart F income” of the Master Fund attributable to its investment in a CFC is “qualifying income” to the Master Fund to the extent that such income is derived with respect to the Master Fund’s business of investing in stock, securities or currencies.

In general, each “U.S. Shareholder” is required to file IRS Form 5471 with its U.S. federal income tax (or information) returns providing information about its ownership of the CFC. In addition, a “U.S. Shareholder” may in certain circumstances be required to report a disposition of shares in the CFC by attaching IRS Form 5471 to its U.S. federal income tax (or information) return that it would normally file for the taxable year in which the disposition occurs. In general, these filing requirements will apply to investors of a Fund if the investor is a U.S. person who owns directly, indirectly or constructively (within the meaning of Sections 958(a) and (b) of the Internal Revenue Code) 10% or more of the total combined voting power of all classes of voting stock or 10% or more of the total value of shares of all classes of stock of a foreign corporation that is a CFC for an uninterrupted period of thirty (30) days or more during any tax year of the foreign corporation, and who owned that stock on the last day of that year.

Tax-Exempt Shareholders. Certain tax-exempt Shareholders, including qualified pension plans, individual retirement accounts, salary deferral arrangements, 401(k)s, and other tax-exempt entities, generally are exempt from federal income taxation except with respect to their unrelated business taxable income (“UBTI”). Tax-exempt entities are not permitted to offset losses from one trade or business against the income or gain of another trade or business. Certain net losses incurred prior to January 1, 2018 are permitted to offset gain and income created by an unrelated trade or business, if otherwise available. Under current law, a Fund generally serves to block UBTI from being realized by its tax-exempt Shareholders. However, notwithstanding the foregoing, a tax-exempt Shareholder could realize UBTI by virtue of an investment in a Fund where, for example: (i) the Fund, including indirectly through the Master Fund, invests in residual interests of Real Estate Mortgage Investment Conduits (“REMICs”), (ii) the Fund, including indirectly through the Master Fund, invests in a REIT that is a taxable mortgage pool (“TMP”) or that has a subsidiary that is a TMP or that invests in the residual interest of a REMIC, or (iii) Shares in the Fund constitute debt-financed property in the hands of the tax-exempt Shareholder within the meaning of section 514(b) of the Internal Revenue Code. Charitable remainder trusts are subject to special rules and should consult their tax advisor. The IRS has issued guidance with respect to these issues and prospective Shareholders, especially charitable remainder trusts, are strongly encouraged to consult their tax advisors regarding these issues.

The Funds’ Shares held in a tax-qualified retirement account will generally not be subject to federal taxation on income and capital gains distributions from a Fund until a Shareholder begins receiving payments from their retirement account. Because each Shareholder’s tax situation is different, Shareholders should consult their tax advisor about the tax implications of an investment in the Funds.

Backup Withholding. The Fund will be required in certain cases to withhold at 24% of any distributions or proceeds paid and remit to the U.S. Treasury the amount withheld on amounts payable to any Shareholder who: (i) has provided the Funds either an incorrect social security number or tax identification number or no number at all; (ii) is subject to backup withholding by the IRS for failure to properly report payments of interest or dividends; (iii) has failed to certify to the Funds that this Shareholder is not subject to backup withholding; or (iv) has failed to certify to the Funds that the Shareholder is a U.S. person (including a resident alien). Backup withholding is not an additional tax. Any amounts withheld may be credited against the Shareholder’s US federal income tax liability, provided the appropriate information is furnished to the IRS. Certain payees and payments are exempt from backup withholding and information reporting.

Tax Shelter Reporting Regulations. Under U.S. Treasury regulations, generally, if a Shareholder recognizes a loss of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder, the Shareholder must file with the IRS a disclosure statement on Form 8886. Direct Shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, Shareholders of a RIC such as each Fund are not excepted. Future guidance may extend the current exception from this reporting requirement to Shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

State Taxes. Depending upon state and local law, distributions by each Fund to its Shareholders and the ownership of such Shares may be subject to state and local taxes. Rules of state and local taxation of dividend and capital gains distributions from RICs often differ from the rules for federal income taxation described above. It is expected that a Fund will not be liable for any corporate excise, income or franchise tax in Delaware if it qualifies as a RIC for federal income tax purposes. A Fund may become subject to income and other taxes in states and localities based on the Master Fund’s investments in entities that conduct business in those jurisdictions.

Many states grant tax-free status to dividends paid to you from interest earned on direct obligations of the U.S. government, subject in some states to minimum investment requirements that must be met by a Fund. Investment in Ginnie Mae or Fannie Mae securities, banker’s acceptances, commercial paper, and repurchase agreements collateralized by U.S. government securities do not generally qualify for this tax-free treatment. The rules on exclusion of this income are different for corporate Shareholders. Shareholders are urged to consult their tax advisors regarding state and local taxes applicable to an investment in the Funds.

Non-U.S. Shareholders. Any non-U.S. investors in a Fund may be subject to U.S. withholding and estate tax and are encouraged to consult their tax advisors prior to investing in the Fund. Foreign Shareholders (i.e., nonresident alien individuals and foreign corporations, partnerships, trusts and estates) are generally subject to U.S. withholding tax at the rate of 30% (or a lower tax treaty rate) on distributions derived from taxable ordinary income. The Fund may, under certain circumstances, report all or a portion of a dividend as an “interest-related dividend” or a “short-term capital gain dividend,” which would generally be exempt from this 30% U.S. withholding tax, provided certain other requirements are met. Short-term capital gain dividends received by a nonresident alien individual who is present in the U.S. for a period or periods aggregating 183 days or more during the taxable year are not exempt from this 30% withholding tax. Gains realized by foreign Shareholders from the sale or other disposition of Shares of a Fund generally are not subject to U.S. taxation, unless the recipient is an individual who is physically present in the U.S. for 183 days or more per year. Foreign Shareholders who fail to provide an applicable IRS form may be subject to backup withholding on certain payments from the Funds. Backup withholding will not be applied to payments that are subject to the 30% (or lower applicable treaty rate) withholding tax described in this paragraph. Different tax consequences may result if the foreign Shareholder is engaged in a trade or business within the United States. In addition, the tax consequences to a foreign Shareholder entitled to claim the benefits of a tax treaty may be different than those described above.

Under legislation generally known as the Foreign Account Tax Compliance Act (“FATCA”), a Fund is required to withhold 30% of certain ordinary dividends it pays to Shareholders that fail to meet prescribed information reporting or certification requirements. In general, no such withholding will be required with respect to a U.S. person or non-U.S. person that timely provides the certifications required by a Fund or its agent on a valid IRS Form W-9 or applicable series of IRS Form W-8, respectively. Shareholders potentially subject to withholding include foreign financial institutions (“FFIs”), such as non-U.S. investment funds, and non-financial foreign entities (“NFFEs”). To avoid withholding under FATCA, an FFI generally must enter into an information sharing agreement with the IRS in which it agrees to report certain identifying information (including name, address, and taxpayer identification number) with respect to its U.S. account holders (which, in the case of an entity Shareholder, may include its direct and indirect U.S. owners), and an NFFE generally must identify and provide other required information to a Fund or other withholding agent regarding its U.S. owners, if any. Such non-U.S. Shareholders also may fall into certain exempt, excepted or deemed compliant categories as established by regulations and other guidance. A non-U.S. Shareholder resident or doing business in a country that has entered into an intergovernmental agreement with the U.S. to implement FATCA will be exempt from FATCA withholding provided that the Shareholder and the applicable foreign government comply with the terms of the agreement.

A non-U.S. entity that invests in the Funds will need to provide the Funds with documentation properly certifying the entity’s status under FATCA in order to avoid FATCA withholding. Non-U.S. investors in the Funds should consult their tax advisors in this regard.

Other Taxation. The foregoing represents a summary of the general tax rules and considerations affecting Shareholders as well as the Master Fund’s and each Feeder Fund’s operations, and neither purports to be a complete analysis of all relevant tax rules and considerations, nor does it purport to be a complete listing of all potential tax risks inherent in making an investment in the Funds. A Shareholder may be subject to other taxes, including but not limited to, other state, local, and foreign taxes, estate and inheritance taxes, or intangible property taxes, that may be imposed by various jurisdictions. The Master Fund and the Feeder Funds also may be subject to additional state, local, or foreign taxes that could reduce the amounts distributable to Shareholders. It is the responsibility of each Shareholder to file all appropriate tax returns that may be required. Fund Shareholders should consult their own tax advisors regarding the state, local and foreign tax consequences of an investment in Shares and the particular tax consequences to them of an investment in the Funds. In addition to the particular matters set forth in this section, tax-exempt entities should carefully review those sections of this SAI regarding liquidity and other financial matters to ascertain whether the investment objectives of the Funds are consistent with their overall investment plans.

STATEMENT OF ADDITIONAL INFORMATION

July 29, 2021

Delaware Wilshire Private Markets Fund

Brought to you by The Delaware Professional Series

Institutional Class shares

Investment Adviser:

Delaware Management Company,

a series of Macquarie Investment Management Business Trust

Sub-Adviser:

Wilshire Advisors LLC

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI is intended to provide additional information regarding the activities and operations of Delaware Wilshire Private Markets Fund (the “DWPM Fund”). This SAI is incorporated by reference and should be read in conjunction with the DWPM Fund’s prospectus dated July 29, 2021 (the “Prospectus”). The most recent Annual Report for the DWPM Fund, which includes the Fund’s audited financial statements dated March 31, 2021, is incorporated by reference into this SAI. You may obtain a copy of the Prospectus and the Annual Report without charge by calling (855) 520-7711. Capitalized terms not defined herein are defined in the Prospectus.

THE FUNDS

General. Each of Delaware Wilshire Private Markets Fund (the “DWPM Fund”) and Delaware Wilshire Private Markets Tender Fund (the “Tender Offer Fund” and together with the DWPM Fund, the “Feeder Funds” and each, a “Feeder Fund”) is a closed-end, non-diversified investment management company established under Delaware law as a Delaware statutory trust under an Agreement and Declaration of Trust dated March 13, 2020, as may be amended from time to time (each, a “Declaration of Trust”). Delaware Management Company, a series of Macquarie Investment Management Business Trust, serves as each Fund’s investment adviser (the “Adviser”), and Wilshire Advisors LLC serves as each Fund’s investment sub-adviser (“Wilshire,” or the “Sub-Adviser,” and together with the Adviser, the “Advisers”). In pursuing its investment objective, each Feeder Fund invests substantially all of its assets in the Delaware Wilshire Private Markets Master Fund (the “Master Fund” and together with the Feeder Funds, the “Funds” and each, a “Fund”), a Delaware statutory trust also registered under the 1940 Act as a non-diversified, closed-end management investment company.

This SAI is not an offer to sell, and no person is soliciting an offer to buy, any Shares issued by the Tender Offer Fund. Investors may purchase Tender Offer Fund Shares only by exchanging their DWPM Fund Shares for Tender Offer Fund Shares (an “Exchange”). Tender Offer Fund Shares are not currently available, and will not be available, for purchase through an Exchange until such time as determined by the Board in its sole discretion and as discussed in the Prospectus in the section entitled “Purchase and Exchange of Shares.”

Description of Shares. Each Fund is authorized to offer Institutional Class shares. Each Fund has applied to the U.S. Securities and Exchange Commission (the “SEC”) for exemptive relief from certain provisions of the 1940 Act and rules thereunder that would allow such Fund to offer additional classes of shares. Each Fund may offer additional classes of shares in the future if such exemptive relief is granted.

Voting Rights. Each shareholder of record is entitled to one vote for each share held on the record date for the shareholder action or meeting. Each Fund is not required, and does not intend, to hold annual meetings of shareholders. Approval of shareholders will be sought, however, for certain changes in the operation of each Fund and for the election of trustees of the Funds (each, a “Trustee” and collectively, the “Trustees” or the “Board”) under certain circumstances. Under each Declaration of Trust, the Trustees have the power to liquidate the applicable Fund without shareholder approval. While the Trustees have no present intention of exercising this power, they may do so if any Fund fails to reach a viable size within a reasonable amount of time or for such other reasons as may be determined by the Board.

In addition, a Trustee may be removed by the remaining Trustees or by shareholders at a special meeting called upon written request of shareholders owning at least 10% of the outstanding shares of a Fund. In the event that such a meeting is requested, such Fund will provide appropriate assistance and information to the shareholders requesting the meeting.

Shares represent proportionate interests in a Fund’s assets.

Non-Diversification. Each Fund is non-diversified, as that term is defined under the Investment Company Act of 1940, as amended (the “1940 Act”), which means that it may invest a greater percentage of its total assets in the securities of fewer issuers than a “diversified” fund, which increases the risk that a change in the value of any one investment held by a Fund could affect the overall value of the Fund more than it would affect that of a “diversified” fund holding a greater number of investments. Accordingly, the value of the shares of a Fund may be more susceptible to any single economic, political or regulatory occurrence than the shares of a “diversified” fund would be. Each Fund, however, intends to satisfy the diversification requirements necessary to qualify as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). For more information, see “U.S. Federal Income Tax Matters” in the Prospectus.

INVESTMENT POLICIES AND PRACTICES

Each Feeder Fund will invest all or substantially all of its assets in the Master Fund. The Master Fund’s investments will take the form of: private equity investments, including interests in private equity funds acquired in primary offerings (“Primary Fund Investments”), interests in private equity funds acquired in secondary transactions (“Secondary Fund Investments,” and together with Primary Fund Investments, the “Private Markets Investment Funds”), and direct co-investments (“Direct Co-Investments,” and together with the Private Markets Investment Funds, “Portfolio Investments”). The investment objective and principal investment strategies of each Fund, as well as the principal risks associated with such Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below.

INVESTMENT OBJECTIVES AND RESTRICTIONS

Investment Objectives Each Fund’s investment objective is described in the Prospectus. Each Fund’s investment objective is non-fundamental, and may be changed without shareholder approval. However, the Board must approve any changes to non-fundamental investment objectives, and a Fund will notify shareholders at least 60 days prior to a material change in the Fund’s investment objective.

Fundamental Investment Restrictions Each Fund has adopted the following restrictions that cannot be changed without approval by the holders of a “majority” of the Fund’s outstanding shares, which is a vote by the holders of the lesser of: (i) 67% or more of the voting securities present in person or by proxy at a meeting, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy; or (ii) more than 50% of the outstanding voting securities. The percentage limitations contained in the restrictions and policies set forth herein apply at the time of purchase of securities.

1. Each Fund may not concentrate investments in a particular industry or group of industries, as concentration is defined under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

2. Each Fund may borrow money or issue senior securities (as defined under the 1940 Act), except as prohibited under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

3. Each Fund may make loans, except as prohibited under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

4. Each Fund may purchase or sell commodities or real estate, except as prohibited under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

5. Each Fund may underwrite securities issued by other persons, except as prohibited under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

In applying a Fund’s policy on concentration (i.e., investing more than 25% of its net assets in the securities of issuers primarily engaged in the same industry) described above: (i) utility companies will be divided according to their services, for example, gas, gas transmission, electric, and telephone will each be considered a separate industry; (ii) financial service companies will be classified according to the end users of their services, for example, automobile finance, bank finance, and diversified finance will each be considered a separate industry; (iii) asset-backed securities will be classified according to the underlying assets securing such securities; (iv) the Fund may invest without limitation in securities issued or guaranteed by the U.S. government, its agencies or instrumentalities and repurchase agreements involving such securities or tax-exempt obligations of state or municipal governments and their political subdivisions; (v) the Funds do not consider Private Markets Investment Funds to be investments in any single industry or group of industries; and (vi) the Funds will use their reasonable best efforts to take into account the Private Markets Investment Funds’ focus on particular industries.

Except for a Fund’s policy with respect to borrowing, any investment restriction that involves a maximum percentage of securities or assets shall not be considered to be violated unless an excess over the percentage occurs immediately after an acquisition of securities or utilization of assets and such excess results therefrom.

The following descriptions of certain provisions of the 1940 Act may assist investors in understanding the above policies and restrictions:

Borrowing. The 1940 Act presently allows a fund to borrow (including pledging, mortgaging or hypothecating assets) in an amount up to 33 1/3% of its total assets (including the amount borrowed) and to borrow for temporary purposes in an amount not exceeding 5% of the value of its total assets.

Senior Securities. Senior securities may include any obligation or instrument issued by a fund evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends. The 1940 Act generally prohibits funds from issuing senior securities, although it does not treat certain transactions as senior securities, such as certain borrowings, short sales, reverse repurchase agreements, firm commitment agreements and standby commitments, with appropriate earmarking or segregation of assets to cover such obligation.

Under Section 18(a) of the 1940 Act, each Fund is not permitted to issue preferred shares unless immediately after such issuance the value of the Fund’s total assets, less all liabilities and indebtedness of the Fund other than senior securities, is at least 200% of the liquidation value of the outstanding preferred shares (i.e., the liquidation value may not exceed 50% of the Fund’s total assets less all liabilities and indebtedness of the Fund other than senior securities).

Lending. The 1940 Act does not prohibit a fund from making loans. Each Fund may make loans to corporations or other business entities. Each Fund also may acquire securities subject to repurchase agreements.

Underwriting. Under the 1940 Act, underwriting securities involves a fund purchasing securities directly from an issuer for the purpose of selling (distributing) them or participating in any such activity either directly or indirectly.

Real Estate. Each Fund may purchase and sell instruments secured by real estate or interests in real estate and securities issued by companies which own or invest in real estate (including REITs). Each Fund may acquire, hold and sell real estate acquired through default, liquidation, or other distributions of an interest in real estate as a result of the Fund’s ownership of such other assets.

Concentration. The SEC has defined concentration as investing 25% or more of an investment company’s net assets in an industry, with certain exceptions. Securities of the U.S. government, its agencies or instrumentalities and securities backed by the credit of a U.S. governmental entity are not considered to represent industries. In the case of loan participations, both the financial intermediary and the ultimate borrower are considered issuers where the loan participation does not shift to the Fund the direct debtor/creditor relationship with the borrower. For purposes of a Fund’s concentration policy, the Fund may classify and re-classify companies in a particular industry and define and re-define industries in any reasonable manner, consistent with SEC and SEC staff guidance.

THE ADVISER

General. The Adviser, located at 100 Independence, 610 Market Street, Philadelphia, PA 19106-2354, furnishes investment management services to the Funds, subject to the supervision and direction of the Board. Affiliates of the Adviser also manage other investment accounts. In the course of discharging its non-portfolio management duties under the advisory contract, the Adviser may delegate to affiliates.

As of March 31, 2021, the Adviser and its affiliates within Macquarie Investment Management were managing in the aggregate $187.5 billion in assets in various institutional or separately managed, investment company, and insurance accounts. The Adviser is a series of Macquarie Investment Management Business Trust (a Delaware statutory trust), which is a subsidiary of Macquarie Management Holdings, Inc. (“MMHI”). MMHI is a subsidiary, and subject to the ultimate control, of Macquarie Group Limited (“Macquarie”). Macquarie is a Sydney, Australia-headquartered global provider of banking, financial, advisory, investment and funds management services. “Macquarie Investment Management” is the marketing name for MMHI and its subsidiaries.

Advisory Agreement with the Funds. Each Fund and the Adviser have entered into an investment advisory agreement (the “Advisory Agreement”). Under the Advisory Agreement, the Adviser serves as the investment adviser and makes investment decisions for each Fund.

After the initial two-year term, the continuance of the Advisory Agreement must be specifically approved at least annually, with respect to each Fund: (i) by the vote of the Trustees or by a vote of the majority of the outstanding voting securities of the Fund; and (ii) by the vote of a majority of the Trustees who are not parties to the Advisory Agreement or “interested persons” of any party thereto, cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement will terminate automatically in the event of its assignment, and with respect to each Fund is terminable at any time without penalty by the Trustees or by a majority of the outstanding voting securities of the Fund, or by the Adviser on not less than 30 days’ nor more than 60 days’ written notice to the Trust. As used in the Advisory Agreement, the terms “majority of the outstanding voting securities,” “interested persons” and “assignment” have the same meaning as such terms in the 1940 Act.

Advisory Fees Paid to the Adviser.

Management Fee. In consideration of the services provided by the Adviser to the Funds, the Master Fund pays the Adviser a Management Fee, computed and payable monthly, at the annual rate of 1.25% of the Master Fund's net asset value. For purposes of determining the fee payable to the Adviser for any month, "net asset value” means the total value of all assets of the Master Fund as of the end of such month, less an amount equal to all accrued debts, liabilities and obligations of the Master Fund as of such date, and calculated before giving effect to any repurchase of shares on such date. The Management Fee is paid to the Adviser out of the Master Fund's assets and, therefore, decreases the net profits or increases the net losses of each Feeder Fund. Through its investment in the Master Fund, each Feeder Fund bears a proportionate share of the investment management fee paid by the Master Fund to the Adviser in consideration of the advisory and other services provided by the Adviser to the Master Fund.

The Adviser has contractually agreed to waive fees and/or to reimburse expenses to the extent necessary to keep Fund Operating Expenses (defined below) incurred by each Feeder Fund from exceeding 2.50% of the Fund’s average daily net assets until August 1, 2022. “Fund Operating Expenses” are defined to include all expenses incurred in the business of the Fund, either directly or indirectly through its investment in the Master Fund, provided that the following expenses (“excluded expenses”) are excluded from the definition of Fund Operating Expenses:

(a) the Fund’s proportional share of (i) any acquired fund fees and expenses incurred by the Master Fund, (ii) short sale dividend and interest expenses, and any other interest expenses, incurred by the Master Fund in connection with its investment activities, (iii) fees and expenses incurred in connection with a credit facility obtained by the Master Fund, (iv) taxes paid by the Master Fund, (v) certain insurance costs incurred by the Master Fund, (vi) transactional costs, including legal costs and brokerage fees and commissions, associated with the acquisition and disposition of the Master Fund’s Portfolio Investments and other investments, (vii) nonroutine expenses or costs incurred by the Master Fund, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings and tender offers and liquidations and (viii) other expenditures which are capitalized in accordance with generally accepted accounting principles; and

(b) (i) any class-specific expenses (including distribution and service (12b-1) fees and shareholder servicing fees), (ii) NFS expenses, (iii) any acquired fund fees and expenses, (iv) short sale dividend and interest expenses, and any other interest expenses incurred by the Fund in connection with its investment activities, (v) fees and expenses incurred in connection with a credit facility, if any, obtained by the Fund, (vi) taxes, (vii) certain insurance costs, (viii) transactional costs, including legal costs and brokerage fees and commissions, associated with the acquisition and disposition of the Fund’s Portfolio Investments and other investments, (ix) nonroutine expenses or costs incurred by the Fund, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings and tender offers and liquidations and (x) other expenditures which are capitalized in accordance with generally accepted accounting principles.

In addition, the Adviser may receive from a Fund the difference between the Fund Operating Expenses (not including excluded expenses) and the contractual expense limit to recoup all or a portion of its prior fee waivers or expense reimbursements made during the rolling three-year period preceding the date of the recoupment if at any point Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit (a) at the time of the fee waiver and/or expense reimbursement and (b) at the time of the recoupment. This agreement will continue in effect until August 1, 2022 and shall thereafter continue in effect from year to year for successive one-year terms unless terminated by the Board or the Adviser. The agreement may be terminated: (i) by the Board, for any reason at any time; (ii) by the Adviser, upon ninety (90) days’ prior written notice to the Fund; or (iii) automatically upon the termination of the Advisory Agreement. If the agreement is terminated by the Adviser, the effective date of such termination will be the last day of the then-current term.

For the fiscal period from October 28, 2020 (commencement of Fund operations) to March 31, 2021, the Master Fund paid the following in advisory fees:

Contractual Advisory Fees	Fees Waived by the Adviser[1]	Total Fees Paid (after waivers) to the Adviser
$80,114	$80,114	$0

1.	For the fiscal period from October 28, 2020 (commencement of Fund operations) to March 31, 2021, the Adviser additionally reimbursed fees of $684,308 for the DWPM Fund to maintain the stated expense cap under its contractual expense limitation agreement.

THE SUB-ADVISER

General. Wilshire Advisors LLC, located at 1299 Ocean Avenue, Suite 700, Santa Monica, California 90401, serves as the investment sub-adviser to the Funds. As of March 31, 2021, the Sub-Adviser’s assets under advisement were $1.3 trillion, including $87 billion in assets under management. The Sub-Adviser also provides investment technology products and investment consulting services. Wilshire Advisors LLC is controlled by Monica Holdco (US) Inc. Monica Holdco (US) Inc. is in turn indirectly controlled by CC Monica Holdings, LLC and Motive Monica LLC, which are controlled, respectively, by Chinh Chu and Rob Heyvaert.

Sub-Advisory Agreement with respect to the Funds. The Sub-Adviser has entered into a sub-advisory agreement (the “Sub-Advisory Agreement”) with the Adviser and will be responsible for the day-to-day management of each Fund’s assets. The Sub-Adviser will provide ongoing research, recommendations, and portfolio management regarding each Fund’s investment portfolio. In consideration of its sub-advisory services, the Adviser pays the Sub-Adviser a portion of the advisory fee paid to the Adviser by the Master Fund. After the initial two-year term, the Sub-Advisory Agreement may be renewed each year only so long as such renewal and continuance are specifically approved at least annually by the Board or by vote of a majority of the outstanding voting securities of a Fund, and only if the terms of, and the renewal thereof, have been approved by the vote of a majority of the Independent Trustees who are not parties thereto or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval. The Sub-Advisory Agreement will terminate automatically in the event of its assignment or in the event of the termination of the Sub-Advisory Agreement, and is terminable without penalty on 60 days’ notice by the Adviser or by the Sub-Adviser. The Sub-Advisory Agreement will terminate automatically in the event of its assignment.

For the fiscal period from October 28, 2020 (commencement of Fund operations) to March 31, 2021, the Adviser paid the Sub-Adviser $24,192 in sub-advisory fees.

PORTFOLIO MANAGEMENT

This section includes information about Ilona Brom, William van Eesteren, Marc Friedberg, and Marc Perry as the persons from the Sub-Adviser who have ultimate responsibility for each Fund’s investment system and how it operates and who are, therefore, primarily responsible for the management of the Fund’s portfolio, including information about other accounts they manage, the dollar range of Fund shares they own and how they are compensated.

Compensation. Compensation for Ms. Brom and Messrs. Van Eesteren, Friedberg and Perry comprises a base salary with bonuses. The base salary is consistent with industry standards for each individual’s level and is adjusted based on merit. Base salary is reviewed annually during performance reviews. All bonuses are based upon individual performance and overall business profitability.

Fund Shares Owned by the Portfolio Managers. The following table shows the dollar amount range of each portfolio manager’s “beneficial ownership” of shares of the Funds as of the end of the most recently completed fiscal year. Dollar amount ranges disclosed are established by the SEC. “Beneficial ownership” is determined in accordance with Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, as amended (the “1934 Act”).

Name	Dollar Range of Fund Shares Owned[1]
Ilona Brom	$0
William van Eesteren	$0
Marc Friedberg	$0
Marc Perry	$0

[1]	Valuation date is March 31, 2021.

Other Accounts. In addition to the Funds, Ms. Brom and Messrs. Van Eesteren, Friedberg and Perry may also be responsible for the day-to-day advisement of certain other accounts, as indicated by the following table (“Other Accounts”). The information below is provided as of March 31, 2021, and excludes accounts where they have advisory but not discretionary authority.

Name	Registered Investment Companies		Other Pooled Investment Vehicles[1]		Other Accounts
	Number of Accounts	Total Assets	Number of Accounts	Total Assets (in millions)	Number of Accounts	Total Assets
Ilona Brom	0	$0	54[2]	$3,971.0	0	$0

	Registered Investment Companies		Other Pooled Investment Vehicles[1]		Other Accounts
Name	Number of Accounts	Total Assets	Number of Accounts	Total Assets (in millions)	Number of Accounts	Total Assets
William van Eesteren	0	$0	54[2]	$3,971.0	0	$0
Marc Friedberg	0	$0	54[2]	$3,971.0	0	$0
Mark Perry	0	$0	54[2]	$3,971.0	0	$0

[1]	Portfolio management responsibilities are shared amongst senior investment professionals.

[2]	Includes 36 accounts with assets under management of $2,307.6 million that are subject to a performance-based advisory fee.

Conflicts of Interests. Wilshire-advised funds and accounts will have overlapping investment objectives and strategies with the Funds and will invest in private markets investments similar to those targeted by the Funds. In addition, certain Wilshire employees may face conflicts in their time management and commitments as well as in the allocation of investment opportunities to all clients, including the Funds. Certain Wilshire-advised funds and accounts pay Wilshire performance-based compensation, which could create an incentive for Wilshire to favor such a fund or account over the Funds.

Wilshire uses reasonable efforts to ensure fairness and transparency in the allocation of limited capacity in primary partnership, secondary partnership and direct portfolio company private equity investments. We have designed the allocation process and policy to be clear and objective with the intent of limiting subjective judgment. Our policy focuses on eligibility, priority, materiality, and transparency.

Notwithstanding the generality of the foregoing, when allocating any particular investment opportunity among the Funds and other Wilshire-advised funds and accounts, Wilshire will take into account relevant factors, such as: (1) a client’s investment objectives and model portfolio guidelines and targets, including minimum and maximum investment size requirements, (2) the composition of a client’s portfolio, (3) the nature of any requirements or constraints placed on an investment opportunity (e.g., conditions imposed by a GP of an underlying fund), (4) transaction sourcing or an investor’s relationship with a GP, (5) the amount of capital available for investment by a client, (6) a clients’ liquidity, (7) tax implications and other relevant legal, contractual or regulatory considerations, (8) the availability of other suitable investments for a client, and (9) any other relevant limitations imposed by or set forth in the applicable offering and organizational documents of the client. There can be no assurance that the factors set forth above will result in a client, including the Funds, participating in all investment opportunities that fall within its investment objectives. In fact, until each Fund has obtained co-investment exemptive relief, only those investment opportunities that are not determined to be appropriate for other Wilshire advised funds/separate accounts will be made available to the Fund.

ERISA AND CERTAIN OTHER CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan, IRA, Keogh plan, or other arrangement subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or the Code (an “ERISA Plan”) should consider, among other things, the matters described below before determining whether to invest in a Fund. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in a prohibited transaction and other standards.

An ERISA Plan that proposes to invest in a Fund may be required to represent to the Board that it, and any fiduciaries responsible for such ERISA Plan’s investments, are aware of and understand the Fund’s investment objective; policies and strategies; that the decision to invest plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the ERISA Plan; and that the decision to invest plan assets in the Fund is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and the Code, as applicable.

Certain prospective Benefit Plan Shareholders may currently maintain relationships with the Advisers or their affiliates. Each of such persons may be deemed to be a fiduciary of or other party in interest or disqualified person of any Benefit Plan to which it provides investment management, investment advisory or other services. ERISA prohibits (and the Code penalizes) the use of ERISA Plan assets for the benefit of a party in interest, and also prohibits (or penalizes) an ERISA Plan fiduciary from using its position to cause such ERISA Plan to make an investment from which it or certain third-parties in which such fiduciary has an interest would receive a fee or other consideration. ERISA Plan Shareholders should consult with their own counsel and other advisors to determine if participation in a Fund is a transaction that is prohibited by ERISA or the Code or is otherwise inappropriate. Fiduciaries of ERISA Plan Shareholders may be required to represent that the decision to invest in a Fund was made by them as fiduciaries that are independent of such affiliated persons, that such fiduciaries are duly authorized to make such investment decision and that they have not relied on any individualized advice of such affiliated persons as a basis for the decision to invest in the Fund.

Employee benefit plans or similar arrangements which are not subject to either ERISA or the related provisions of the Code may be subject to other rules governing such plans, and such plans are not addressed above; fiduciaries of employee benefit plans or similar arrangements which are not subject to ERISA, whether or not subject to the Code, should consult with their own counsel and other advisors regarding such matters.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.

THE ADMINISTRATOR

SEI Investments Global Funds Services (the “Administrator”), a Delaware statutory trust with its principal business offices at One Freedom Valley Drive, Oaks, Pennsylvania 19456, serves as administrator and fund accountant of the Funds. SEI Investments Management Corporation (“SIMC”), a wholly owned subsidiary of SEI Investments Company (“SEI Investments”), is the owner of all beneficial interests in the Administrator.

SEI Investments and its subsidiaries and affiliates, including the Administrator, are leading providers of fund evaluation services, trust accounting systems, and brokerage and information services to financial institutions, institutional investors, and money managers. The Administrator and its affiliates also serve as administrator or sub-administrator to other investment companies.

Under an Administration Agreement with each Fund (the “Administration Agreement”), the Administrator is responsible for managing the business affairs of each Fund, subject to the supervision of the Board, and receives an administration fee calculated and assessed monthly in arrears based on the aggregate net assets of the Funds (except that Feeder Fund assets invested in the Master Fund are only counted once) as of the prior month-end. The Administrator’s administrative services include the provision of regulatory reporting and all necessary office space, equipment, personnel and facilities and other administrative services necessary to conduct each Fund’s business. As fund accountant, the Administrator provides accounting and bookkeeping services for each Fund, including the calculation of the Fund’s NAV.

Administration Fees Paid to the Administrator. For its services under the Administration Agreement, each Fund pays the Administrator a fee based on the average daily net assets of the Fund (subject to certain minimums) and will reimburse the Administrator for out-of-pocket expenses. For the fiscal year ended March 31, 2021, the DWPM Fund paid $34,192 for these services, which includes $21,370 allocated from the Master Fund.

THE TRANSFER AGENT

DST Asset Manager Solutions, Inc., 333 W. 11th Street, Kansas City, Missouri 64105 (the “Transfer Agent”), serves as each Fund’s transfer agent and dividend disbursing agent under a transfer agency agreement with each Fund.

THE DISTRIBUTOR

General. The DWPM Fund, the Adviser and SEI Investments Distribution Co. (the “Distributor”) are parties to a distribution agreement (the “Distribution Agreement”), whereby the Distributor acts as principal underwriter for the DWPM Fund’s shares. The principal business address of the Distributor is One Freedom Valley Drive, Oaks, Pennsylvania 19456. The offering of the DWPM Fund’s shares is continuous on a monthly basis and the Distributor distributes the Fund’s shares on a best efforts and agency basis (not as principal).

The continuance of the Distribution Agreement must be specifically approved at least annually (i) by the vote of the Trustees or by a vote of the majority of the outstanding voting securities of the DWPM Fund and (ii) by the vote of a majority of the Trustees who are not “interested persons” of the DWPM Fund and have no direct or indirect financial interest in the operations of the Distribution Agreement or any related agreement, cast in person at a meeting called for the purpose of voting on such approval. The Distribution Agreement will terminate automatically in the event of its assignment (as such term is defined in the 1940 Act), and is terminable at any time without penalty by the Board or, by the holders of a majority of the outstanding voting securities of the DWPM Fund, upon not less than thirty (30) days’ written notice by either party.

THE CUSTODIAN

U.S. Bank, N.A. (the “Custodian”), 615 E Michigan Street, Milwaukee, WI 53202, serves as the custodian of the Funds. The Custodian holds cash, securities and other assets of the Funds as required by the 1940 Act.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP, Two Commerce Square, 2001 Market Street, Suite 1800, Philadelphia, Pennsylvania 19103, serves as the independent registered public accounting firm for the Fund. The financial statements and notes thereto, incorporated by reference into this SAI, have been audited by PricewaterhouseCoopers LLP, as indicated in their report with respect thereto, and are incorporated by reference in reliance on the authority of their report as experts in accounting and auditing.

LEGAL COUNSEL

Morgan, Lewis & Bockius LLP, 1701 Market Street, Philadelphia, Pennsylvania 19103, serves as legal counsel to the Funds.

TRUSTEES AND OFFICERS OF THE FUNDS

Board Responsibilities. The management and affairs of the Funds are overseen by the Trustees. The Board has approved contracts, as described above, under which certain companies provide essential management services to the Funds.

The day-to-day business of the Funds, including the management of risk, is performed by third party service providers, such as the Advisers, the Distributor and the Administrator. The Trustees are responsible for overseeing the Funds’ service providers and, thus, have oversight responsibility with respect to risk management performed by those service providers. Risk management seeks to identify and address risks, i.e., events or circumstances that could have material adverse effects on the business, operations, shareholder services, investment performance or reputation of the Funds. The Funds and their service providers employ a variety of processes, procedures and controls to identify various possible events or circumstances, to lessen the probability of their occurrence and/or to mitigate the effects of such events or circumstances if they do occur. Each service provider is responsible for one or more discrete aspects of the Funds’ business (e.g., the Advisers are responsible for the day-to-day management of the Funds’ portfolio investments) and, consequently, for managing the risks associated with that business. The Board has emphasized to the Funds’ service providers the importance of maintaining vigorous risk management.

The Trustees’ role in risk oversight begins before the inception of a Fund, at which time certain of the Fund’s service providers present the Board with information concerning the investment objective, strategies and risks of the Fund as well as proposed investment limitations for the Fund. Additionally, the Advisers provide the Board with an overview of, among other things, their respective investment philosophies, brokerage practices and compliance infrastructures. Thereafter, the Board continues its oversight function as various personnel, including the Funds’ Chief Compliance Officer (the “Chief Compliance Officer”), as well as personnel of the Advisers and other service providers such as the Funds’ independent accountants, make periodic reports to the Audit Committee or to the Board with respect to various aspects of risk management. The Board and the Audit Committee oversee efforts by management and service providers to manage risks to which the Funds may be exposed.

The Board is responsible for overseeing the services provided to the Funds by the Advisers and receives information about those services at its regular meetings. In addition, following an initial two-year term, on an annual basis, in connection with its consideration of whether to renew the Advisory Agreements and Sub-Advisory Agreement, the Board meets with the Advisers to review such services. Among other things, the Board regularly considers the Advisers’ adherence to the Funds’ investment restrictions and compliance with various Fund policies and procedures and with applicable securities regulations. The Board also reviews information about the Funds’ investments, including, for example, reports on the Advisers’ use of derivatives in managing the Funds, if any, as well as reports on the Funds’ investments in other investment companies, if any.

The Chief Compliance Officer reports regularly to the Board to review and discuss compliance issues and Fund and Adviser risk assessments. At least annually, the Chief Compliance Officer provides the Board with a report reviewing the adequacy and effectiveness of the Funds’ policies and procedures and those of its service providers, including the Advisers. The report addresses the operation of the policies and procedures of the Funds and each service provider since the date of the last report; any material changes to the policies and procedures since the date of the last report; any recommendations for material changes to the policies and procedures; and any material compliance matters since the date of the last report.

The Board receives reports from the Funds’ service providers regarding operational risks and risks related to the valuation and liquidity of portfolio securities. The Funds’ Fair Valuation Committee makes regular reports to the Board concerning investments for which market quotations are not readily available. Annually, the Funds’ independent registered public accounting firm reviews with the Audit Committee its audit of the Funds’ financial statements, focusing on major areas of risk encountered by the Funds and noting any significant deficiencies or material weaknesses in the Funds’ internal controls. Additionally, in connection with its oversight function, the Board oversees Fund management’s implementation of disclosure controls and procedures, which are designed to ensure that information required to be disclosed by the Funds in their periodic reports with the SEC are recorded, processed, summarized, and reported within the required time periods. The Board also oversees the Funds’ internal controls over financial reporting, which comprise policies and procedures designed to provide reasonable assurance regarding the reliability of the Funds’ financial reporting and the preparation of the Funds’ financial statements.

From their review of these reports and discussions with the Advisers, the Chief Compliance Officer, the independent registered public accounting firm and other service providers, the Board and the Audit Committee learn in detail about the material risks of the Funds, thereby facilitating a dialogue about how management and service providers identify and mitigate those risks.

The Board recognizes that not all risks that may affect the Funds can be identified and/or quantified, that it may not be practical or cost-effective to eliminate or mitigate certain risks, that it may be necessary to bear certain risks (such as investment-related risks) to achieve the Funds’ goals, and that the processes, procedures and controls employed to address certain risks may be limited in their effectiveness. Moreover, reports received by the Trustees as to risk management matters are typically summaries of the relevant information. Most of the Funds’ investment management and business affairs are carried out by or through the Advisers and other service providers each of which has an independent interest in risk management but whose policies and the methods by which one or more risk management functions are carried out may differ from the Funds’ and each other’s in the setting of priorities, the resources available or the effectiveness of relevant controls. As a result of the foregoing and other factors, the Board’s ability to monitor and manage risk, as a practical matter, is subject to limitations.

Members of the Board. There are six members of the Board, five of whom are not “interested persons” of the Funds, as that term is defined in the 1940 Act (“Independent Trustees”). Mr. Doran, an interested person of the Funds, serves as Chairman of the Board. Mr. Hunt, an Independent Trustee, serves as the lead Independent Trustee. The Funds have determined their leadership structure is appropriate given the specific characteristics and circumstances of the Funds. The Funds made this determination in consideration of, among other things, the fact that the Independent Trustees constitute more than three-quarters of the Board, the fact that the chairperson of each Committee of the Board is an Independent Trustee and the amount of assets under management in the Funds. The Board also believes that its leadership structure facilitates the orderly and efficient flow of information to the Independent Trustees from Fund management.

The Board has two standing committees: the Audit Committee and the Governance Committee. The Audit Committee and Governance Committee are each chaired by an Independent Trustee and composed of all of the Independent Trustees.

In his role as Chairman, Mr. Doran, among other things: (i) presides over board meetings; (ii) oversees the development of agendas for Board meetings; (iii) facilitates communication between the Trustees and management; and (iv) has such other responsibilities as the Board determines from time to time.

In his role as lead Independent Trustee, Mr. Hunt, among other things: (i) presides over Board meetings in the absence of the Chairman of the Board; (ii) presides over executive sessions of the Independent Trustees; (iii) along with the Chairman of the Board, oversees the development of agendas for Board meetings; (iv) facilitates communication between the Independent Trustees and management, and among the Independent Trustees; (v) serves as a key point person for dealings between the Independent Trustees and management; and (vi) has such other responsibilities as the Board or Independent Trustees determine from time to time.

Trustees and Officers of the Funds. Set forth below are the names, years of birth, position with the Funds and length of time served, and the principal occupations and other directorships held during at least the last five years of each of the persons currently serving as a Trustee or officer of the Funds. There is no stated term of office for the Trustees and officers of the Funds. Nevertheless, an independent Trustee must retire from the Board as of the end of the calendar year in which such independent Trustee first attains the age of seventy-five years; provided, however, that, an independent Trustee may continue to serve for one or more additional one calendar year terms after attaining the age of seventy-five years (each calendar year a “Waiver Term”) if, and only if, prior to the beginning of such Waiver Term: (1) the Governance Committee (a) meets to review the performance of the independent Trustee; (b) finds that the continued service of such independent Trustee is in the best interests of the Funds; and (c) unanimously approves excepting the independent Trustee from the general retirement policy set out above; and (2) a majority of the Trustees approves excepting the independent Trustee from the general retirement policy set out above. Unless otherwise noted, the business address of each Trustee or officer is, as applicable, Delaware Wilshire Private Markets Fund or Delaware Wilshire Private Markets Tender Fund, One Freedom Valley Drive, Oaks, Pennsylvania 19456.

Name and Year of Birth	Position with Funds and Length of Time Served	Principal Occupations in the Past 5 Years	Other Directorships Held in the Past 5 Years
Interested Trustee
William M. Doran (Born: 1940)	Chairman of the Board of Trustees[1] (since 2020)	Self-Employed Consultant since 2003. Partner at Morgan, Lewis & Bockius LLP (law firm) from 1976 to 2003. Counsel to the Funds, SEI Investments, SIMC, the Administrator and SEI Investments Distribution Co. Secretary of SEI Investments since 1978.

Current Directorships: Trustee of The Advisors’ Inner Circle Fund III, Gallery Trust, Schroder Series Trust, Delaware Wilshire Private Markets Master Fund, Delaware Wilshire Private Markets Tender Fund, SEI Daily Income Trust, SEI Institutional International Trust, SEI Institutional Investments Trust, SEI Institutional Managed Trust, SEI Asset Allocation Trust, SEI Tax Exempt Trust, Adviser Managed Trust, New Covenant Funds, SEI Insurance Products Trust and SEI Catholic Values Trust. Director of SEI Investments, SEI Investments (Europe), Limited, SEI Investments-Global Funds Services, Limited, SEI Investments Global, Limited, SEI Investments (Asia), Limited, SEI Global Nominee Ltd., SEI Investments - Unit Trust Management (UK) Limited and SEI Investments Co. Director of SEI Investments Distribution Co.

Former Directorships: Trustee of O’Connor EQUUS (closed-end investment company) to 2016. Trustee of SEI Liquid Asset Trust to 2016. Trustee of Winton Series Trust to 2017. Trustee of The Advisors’ Inner Circle Fund, The Advisors’ Inner Circle Fund II, Bishop Street Funds, The KP Funds and Winton Diversified Opportunities Fund (closed-end investment company) to 2018. Trustee of Schroder Global Series Trust to 2021.

Name and Year of Birth	Position with Funds and Length of Time Served	Principal Occupations in the Past 5 Years	Other Directorships Held in the Past 5 Years
Independent Trustees
Jon C. Hunt (Born: 1951)	Trustee and Lead Independent Trustee (since 2020)	Retired since 2013. Consultant to Management, Convergent Capital Management, LLC (“CCM”) from 2012 to 2013. Managing Director and Chief Operating Officer, CCM from 1998 to 2012.

Current Directorships: Trustee of City National Rochdale Funds, The Advisors’ Inner Circle Fund III, Gallery Trust, Schroder Series Trust, Delaware Wilshire Private Markets Master Fund and Delaware Wilshire Private Markets Tender Fund. Director of Chiron Capital Allocation Fund Ltd.

Former Directorships: Trustee of O’Connor EQUUS (closed-end investment company) to 2016. Member of Independent Committee of Nuveen Commodities Asset Management to 2016. Trustee of Winton Series Trust to 2017. Trustee of Winton Diversified Opportunities Fund (closed-end investment company) to 2018. Trustee of Schroder Global Series Trust to 2021.

Thomas P. Lemke (Born: 1954)	Trustee (since 2020)	Retired since 2013. Executive Vice President and General Counsel, Legg Mason, Inc. from 2005 to 2013.

Current Directorships: Trustee of The Advisors’ Inner Circle Fund III, Gallery Trust, Schroder Series Trust, Delaware Wilshire Private Markets Master Fund, Delaware Wilshire Private Markets Tender Fund, JP Morgan Active Exchange-Traded Funds (33 Portfolios) and Symmetry Panoramic Trust (8 Portfolios). Director of Chiron Capital Allocation Fund Ltd.

Former Directorships: Trustee of Munder Funds to 2014. Trustee of Victory Funds to 2015. Trustee of O’Connor EQUUS (closed-end investment company) to 2016. Trustee of Winton Series Trust and AXA Premier VIP Trust to 2017. Trustee of Winton Diversified Opportunities Fund (closed-end investment company) to 2018. Trustee of Schroder Global Series Trust to 2021.

Name and Year of Birth	Position with Funds and Length of Time Served	Principal Occupations in the Past 5 Years	Other Directorships Held in the Past 5 Years
Nichelle Maynard-Elliott (Born: 1968)	Trustee (since 2021)	Independent Director since 2018. Executive Director, M&A at Praxair Inc. from 2011-2019.

Current Directorships: Trustee of The Advisors’ Inner Circle Fund III, Gallery Trust, Schroder Series Trust, Delaware Wilshire Private Markets Master Fund and Delaware Wilshire Private Markets Tender Fund. Director of Chiron Capital Allocation Fund Ltd. Director of Element Solutions Inc., Director of Xerox Holdings Corporation, and Director Nominee for Lucid Group, Inc.

Jay C. Nadel (Born: 1958)	Trustee (since 2020)	Self-Employed Consultant since 2004. Executive Vice President, Bank of New York Broker Dealer from 2002 to 2004. Partner/Managing Director, Weiss Peck & Greer/Robeco from 1986 to 2001.

Current Directorships: Chairman of the Board of Trustees of City National Rochdale Funds. Trustee of The Advisors’ Inner Circle Fund III, Gallery Trust, Schroder Series Trust, Delaware Wilshire Private Markets Master Fund and Delaware Wilshire Private Markets Tender Fund. Director of Chiron Capital Allocation Fund Ltd.

Former Directorships: Trustee of Winton Series Trust to 2017. Director of Lapolla Industries, Inc. to 2017. Trustee of Winton Diversified Opportunities Fund (closed-end investment company) to 2018. Trustee of Schroder Global Series Trust to 2021.

Randall S. Yanker (Born: 1960)	Trustee (since 2020)	Co-Founder and Senior Partner, Alternative Asset Managers, L.P. since 2004.

Current Directorships: Trustee of The Advisors’ Inner Circle Fund III, Gallery Trust, Schroder Series Trust, Delaware Wilshire Private Markets Master Fund and Delaware Wilshire Private Markets Tender Fund. Independent Non-Executive Director of HFA Holdings Limited. Director of Chiron Capital Allocation Fund Ltd.

Former Directorships: Trustee of O’Connor EQUUS (closed-end investment company) to 2016. Trustee of Winton Series Trust to 2017. Trustee of Winton Diversified Opportunities Fund (closed-end investment company) to 2018. Trustee of Schroder Global Series Trust to 2021.

[1]	Mr. Doran may be deemed to be an “interested” person of the Funds as that term is defined in the 1940 Act by virtue of a material business or professional relationship with the principal executive officer of the Funds.

Name and Year of Birth	Position with Funds and Length of Time Served	Principal Occupations in Past 5 Years
Michael Beattie (Born: 1965)	President (since 2020)	Director of Client Service, SEI Investments, since 2004.
James Bernstein (Born: 1962)	Vice President and Secretary (since 2020)

Attorney, SEI Investments, since 2017.

Prior Positions: Self-employed consultant, 2017. Associate General Counsel & Vice President, Nationwide Funds Group and Nationwide Mutual Insurance Company, from 2002 to 2016. Assistant General Counsel & Vice President, Market Street Funds and Provident Mutual Insurance Company, from 1999 to 2002.

John Bourgeois (Born: 1973)	Assistant Treasurer (since 2020)	Fund Accounting Manager, SEI Investments, since 2000.
Russell Emery (Born: 1962)	Chief Compliance Officer (since 2020)	Chief Compliance Officer of SEI Structured Credit Fund, LP since 2007. Chief Compliance Officer of The Advisors’ Inner Circle Fund, The Advisors’ Inner Circle Fund II, Bishop Street Funds, The KP Funds, Frost Family of Funds, The Advisors’ Inner Circle Fund III, Gallery Trust, Schroder Series Trust, Delaware Wilshire Private Markets Master Fund, the Funds, SEI Institutional Managed Trust, SEI Asset Allocation Trust, SEI Institutional International Trust, SEI Institutional Investments Trust, SEI Daily Income Trust, SEI Tax Exempt Trust, Adviser Managed Trust, New Covenant Funds, SEI Insurance Products Trust and SEI Catholic Values Trust. Chief Compliance Officer of O’Connor EQUUS (closed-end investment company) to 2016. Chief Compliance Officer of SEI Liquid Asset Trust to 2016. Chief Compliance Officer of Winton Series Trust to 2017. Chief Compliance Officer of Winton Diversified Opportunities Fund (closed-end investment company) to 2018. Chief Compliance Officer of Schroder Global Series Trust to 2021.

Name and Year of Birth	Position with Funds and Length of Time Served	Principal Occupations in Past 5 Years
Eric C. Griffith (Born: 1969)	Vice President and Assistant Secretary (since 2020)	Counsel at SEI Investments since 2019. Vice President and Assistant General Counsel, JPMorgan Chase & Co., from 2012 to 2018.
Matthew M. Maher (Born: 1975)	Vice President and Assistant Secretary (since 2020)	Counsel at SEI Investments since 2018. Attorney, Blank Rome LLP, from 2015 to 2018. Assistant Counsel & Vice President, Bank of New York Mellon, from 2013 to 2014. Attorney, Dilworth Paxson LLP, from 2006 to 2013.
Andrew Metzger (Born: 1980)	Treasurer, Controller and Chief Financial Officer (since 2021)	Director of Fund Accounting, SEI Investments, since 2020. Senior Director, Embark, from 2019 to 2020. Senior Manager, PricewaterhouseCoopers LLP, from 2002 to 2019.
Robert Morrow (Born: 1968)	Vice President (since 2020)	Account Manager, SEI Investments, since 2007.
Alexander F. Smith (Born: 1977)	Vice President and Assistant Secretary (since 2020)	Counsel at SEI Investments since 2020. Associate Counsel & Manager, Vanguard, 2012 to 2020. Attorney, Stradley Ronon Stevens & Young, LLP, 2008 to 2012.
Bridget E. Sudall (Born: 1980)	Privacy Officer (since 2020) Anti-Money Laundering Officer (since 2020)	Senior Associate and AML Officer, Morgan Stanley Alternative Investment Partners, from 2011 to 2015. Investor Services Team Lead, Morgan Stanley Alternative Investment Partners, from 2007 to 2011.

Individual Trustee Qualifications. The Funds have concluded that each of the Trustees should serve on the Board because of their ability to review and understand information about the Funds provided to them by management, to identify and request other information they may deem relevant to the performance of their duties, to question management and other service providers regarding material factors bearing on the management and administration of the Funds, and to exercise their business judgment in a manner that serves the best interests of the Funds’ shareholders. The Funds have concluded that each of the Trustees should serve as a Trustee based on their own experience, qualifications, attributes and skills as described below.

The Funds have concluded that Mr. Doran should serve as Trustee because of the experience he gained serving as a Partner in the Investment Management and Securities Industry Practice of a large law firm, his experience in and knowledge of the financial services industry, and the experience he has gained serving on other mutual fund boards.

The Funds have concluded that Mr. Hunt should serve as Trustee because of the experience he gained in a variety of leadership roles with different investment management institutions, his experience in and knowledge of the financial services industry, and the experience he has gained as a board member of open-end, closed-end and private funds investing in a broad range of asset classes, including alternative asset classes.

The Funds have concluded that Mr. Lemke should serve as Trustee because of the extensive experience he gained in the financial services industry, including experience in various senior management positions with financial services firms and multiple years of service with a regulatory agency, his background in controls, including legal, compliance and risk management, and his service as general counsel for several financial services firms.

The Trust has concluded that Ms. Maynard-Elliott should serve as Trustee because of the experience she gained in a variety of leadership roles at a leading industrial company, the experience she has gained as a board member of several prominent companies, and her legal and financial management expertise.

The Funds have concluded that Mr. Nadel should serve as Trustee because of the experience he gained in a variety of leadership roles with an audit firm and various financial services firms, his experience in and knowledge of the financial services industry, and the experience he has gained serving on other mutual fund and operating company boards.

The Funds have concluded that Mr. Yanker should serve as Trustee because of the experience he gained in a variety of leadership roles with the alternative asset management divisions of various financial services firms, his experience in and knowledge of the financial services industry, and the experience he has gained advising institutions on alternative asset management.

In its periodic assessment of the effectiveness of the Board, the Board considers the complementary individual skills and experience of the individual Trustees primarily in the broader context of the Board’s overall composition so that the Board, as a body, possesses the appropriate (and appropriately diverse) skills and experience to oversee the business of the Funds.

Board Committees. The Board has established the following standing committees:

•	Audit Committee. The Board has a standing Audit Committee that is composed of each of the Independent Trustees. The Audit Committee operates under a written charter approved by the Board. The principal responsibilities of the Audit Committee include: (i) recommending which firm to engage as the Funds’ independent registered public accounting firm and whether to terminate this relationship; (ii) reviewing the independent registered public accounting firm’s compensation, the proposed scope and terms of its engagement, and the firm’s independence; (iii) pre-approving audit and non-audit services provided by the Funds’ independent registered public accounting firm to the Funds and certain other affiliated entities; (iv) serving as a channel of communication between the independent registered public accounting firm and the Trustees; (v) reviewing the results of each external audit, including any qualifications in the independent registered public accounting firm’s opinion, any related management letter, management’s responses to recommendations made by the independent registered public accounting firm in connection with the audit, reports submitted to the Committee by the internal auditing department of the Administrator that are material to the Funds as a whole, if any, and management’s responses to any such reports; (vi) reviewing the Funds’ audited financial statements and considering any significant disputes between the Funds’ management and the independent registered public accounting firm that arose in connection with the preparation of those financial statements; (vii) considering, in consultation with the independent registered public accounting firm and the Funds’ senior internal accounting executive, if any, the independent registered public accounting firms’ reports on the adequacy of the Funds’ internal financial controls; (viii) reviewing, in consultation with the Funds’ independent registered public accounting firm, major changes regarding auditing and accounting principles and practices to be followed when preparing the Funds’ financial statements; and (ix) other audit related matters. Ms. Maynard-Elliott and Messrs. Hunt, Lemke, Nadel and Yanker currently serve as members of the Audit Committee. Mr. Nadel serves as the Chairman of the Audit Committee. The Audit Committee meets periodically, as necessary, and met three (3) times during the most recently completed fiscal year.

•	Governance Committee. The Board has a standing Governance Committee that is composed of each of the Independent Trustees. The Governance Committee operates under a written charter approved by the Board. The principal responsibilities of the Governance Committee include: (i) considering and reviewing Board governance and compensation issues; (ii) conducting a self-assessment of the Board’s operations; (iii) selecting and nominating all persons to serve as Independent Trustees and considering proposals of and making recommendations for “interested” Trustee candidates to the Board; and (iv) reviewing shareholder recommendations for nominations to fill vacancies on the Board if such recommendations are submitted in writing and addressed to the Committee at a Fund’s office. Ms. Maynard-Elliott and Messrs. Hunt, Lemke, Nadel and Yanker currently serve as members of the Governance Committee. Mr. Lemke serves as the Chairman of the Governance Committee. The Governance Committee meets periodically, as necessary, and met two (2) times during the most recently completed fiscal year.

Fair Valuation Committee. The Board has also established a standing Fair Valuation Committee that is composed of various representatives of the Funds’ service providers, as appointed by the Board. The Fair Valuation Committee operates under procedures approved by the Board. The principal responsibility of the Fair Valuation Committee is to determine the fair value of securities for which current market quotations are not readily available. The Fair Valuation Committee's determinations are reviewed by the Board.

Fund Shares Owned by Board Members. The following table shows the dollar amount range of each Trustee’s “beneficial ownership” of shares of each of the Funds as of the end of the most recently completed calendar year. Dollar amount ranges disclosed are established by the SEC. “Beneficial ownership” is determined in accordance with Rule 16a-1(a)(2) under the 1934 Act.

Name	Dollar Range of Fund Shares (Fund)[1]	Aggregate Dollar Range of Shares (All Funds in the Family of Investment Companies)[1,2]
Interested Trustee
William M. Doran	None	None
Independent Trustees
Jon C. Hunt	None	None
Thomas P. Lemke	None	None
Nichelle Maynard-Elliott[3]	None	None
Jay C. Nadel	None	None
Randall S. Yanker	None	None

[1]	Valuation date is December 31, 2020.
[2]	The Funds are the only funds in the family of investment companies.
[3]	Appointed to the Board on June 23, 2021.

Board Compensation. Each Fund paid the following fees to the Trustees during the Fund’s initial fiscal period ending March 31, 2021:

Name	Aggregate Compensation from the Funds	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from the Funds and Fund Complex[1]
Interested Trustee
William M. Doran	$0	N/A	N/A	$0 for service on 3 (3) boards
Independent Trustees
Jon C. Hunt	$1,382	N/A	N/A	$1,382 for service on three (3) boards
Thomas P. Lemke	$1,382	N/A	N/A	$1,382 for service on three (3) boards
Nichelle Maynard-Elliott[2]	$0	N/A	N/A	$0 for service on three (3) boards
Jay C. Nadel	$1,382	N/A	N/A	$1,382 for service on three (3) boards
Randall S. Yanker	$1,382	N/A	N/A	$1,382 for service on three (3) boards

[1]	The term “Fund Complex” refers to each Fund.
[2]	Appointed to the Board on June 23, 2021.

LIMITATION OF TRUSTEES’ LIABILITY

Each Declaration of Trust provides that a Trustee shall be liable only for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee, and shall not be liable for errors of judgment or mistakes of fact or law. The Trustees shall not be responsible or liable in any event for any neglect or wrongdoing of any officer, agent, employee, investment adviser or principal underwriter of the Funds, nor shall any Trustee be responsible for the act or omission of any other Trustee. Each Declaration of Trust also provides that the applicable Fund will indemnify and hold harmless its Trustees against liabilities and expenses arising out of or related to their performance of their duties as a Trustee. However, nothing in a Declaration of Trust shall protect or indemnify a Trustee against any liability for his or her willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties. Nothing contained in this section attempts to disclaim a Trustee's individual liability in any manner inconsistent with the federal securities laws.

PROXY VOTING

Investments in the Portfolio Investments do not typically convey traditional voting rights, and the occurrence of corporate governance or other consent or voting matters for this type of investment is substantially less than that encountered in connection with registered equity securities. On occasion, however, the Master Fund may receive notices or proposals from the Portfolio Investments seeking the consent of or voting by holders (“proxies”). The Master Fund has delegated any voting of proxies in respect of portfolio holdings to the Adviser to vote the proxies in accordance with the Adviser’s proxy voting guidelines and procedures. The Adviser, in turn, has delegated such responsibilities to the Sub-Adviser. In general, the Sub-Adviser believes that voting proxies in accordance with the policies described below will be in the best interests of the Master Fund.

The Sub-Adviser will generally vote to support management recommendations relating to routine matters, such as the election of board members (where no corporate governance issues are implicated) or the selection of independent auditors. The Sub-Adviser will generally vote in favor of management or investor proposals that the Sub-Adviser believes will maintain or strengthen the shared interests of investors and management, increase value for investors and maintain or increase the rights of investors. On non- routine matters, the Sub-Adviser will generally vote in favor of management proposals for mergers or reorganizations and investor rights plans, so long as it believes such proposals are in the best economic interests of the Master Fund. In exercising its voting discretion, the Sub-Adviser will seek to avoid any direct or indirect conflict of interest presented by the voting decision. If any substantive aspect or foreseeable result of the matter to be voted on presents an actual or potential conflict of interest involving the Sub-Adviser, the Sub-Adviser will make written disclosure of the conflict to the Independent Trustees indicating how the Sub-Adviser proposes to vote on the matter and its reasons for doing so.

The Master Fund intends to hold its interests in the Portfolio Investments in non-voting form. Where only voting securities are available for purchase by the Master Fund, in all, or substantially all, instances, the Master Fund will seek to create by contract the same result as owning a non-voting security by entering into a contract, typically before the initial purchase, to relinquish the right to vote in respect of its investment.

Information regarding how the Sub-Adviser voted proxies related to the Master Fund's portfolio holdings during the 12-month period ending June 30th will be available, without charge, upon request by calling collect (855) 520-7711, and on the SEC's website at www.sec.gov. The Sub-Adviser’s proxy voting policies and procedures are attached hereto as Appendix A.

CODES OF ETHICS

The Board, on behalf of the Funds, has adopted a Code of Ethics pursuant to Rule 17j-1 under the 1940 Act. In addition, the Advisers and the Distributor have adopted Codes of Ethics pursuant to Rule 17j-1. These Codes of Ethics apply to the personal investing activities of trustees, directors, officers, and certain employees (“Access Persons”). Rule 17j-1 and the Codes of Ethics are designed to prevent unlawful practices in connection with the purchase or sale of securities by Access Persons. Under each Code of Ethics, Access Persons are permitted to engage in personal securities transactions, but are generally required to pre clear their personal securities transactions, including private investments and IPOs and must report their holdings for monitoring purposes. Access Persons may engage in personal securities transactions in securities that are held by the Funds, subject to the limitations of the Codes of Ethics. Copies of these Codes of Ethics are on file with the SEC, and are available to the public.

PRINCIPAL SHAREHOLDERS AND CONTROL PERSONS

As of July 9, 2021, Macquarie Management Holdings, Inc (“MMHI”), an affiliate of the Adviser owned of record or beneficially approximately 99.5% of the outstanding Shares of the DWPM Fund. Persons beneficially owning more than 25% of the DWPM Fund’s outstanding Shares may be deemed to “control” the Fund within the meaning of the 1940 Act. Shareholders controlling the DWPM Fund may have a significant impact on any shareholder vote of the Fund.

As of July 9, 2021, the trustees and officers of the DWPM Fund as a group beneficially owned less than one percent of the DWPM Fund’s outstanding Shares.

FINANCIAL STATEMENTS

The financial statements and the report of the independent registered public accounting firm thereon, appearing in the DWPM Fund’s Annual Report for the period October 28, 2020 (commencement of operations) through March 31, 2021 are incorporated by reference into this SAI. The DWPM Fund’s audited Annual Report is available upon request and free of charge by contacting the DWPM Fund at (855) 520-7711.

APPENDIX A- PROXY VOTING POLICIES AND PROCEDURES

Wilshire Advisors LLC Proxy Voting Policy

Wilshire Advisors LLC (“Wilshire”), may have responsibility for voting proxies for certain clients. This policy is intended to fulfill applicable requirements imposed on Wilshire under Rule 206(4)-6 of the Investment Advisers Act of 1940, as amended (“Act”), where it has been delegated to do so.

I. POLICY

Wilshire owes each client duties of care and loyalty with respect to the services undertaken for them, including the voting of proxies. In those circumstances where Wilshire will be voting proxies of portfolio securities held directly by a client, Wilshire, guided by general fiduciary principles, will act prudently and solely in the best interest of its clients. Wilshire will attempt to consider relevant factors of its vote that could affect the value of its investments and will vote proxies in the manner that it believes will be consistent with efforts to maximize shareholder value.

Attached to this policy as Appendix A are Proxy Voting Guidelines (“Guidelines”) that Wilshire will use when voting proxies. The Guidelines help to ensure Wilshire’s duty of care and loyalty to clients when voting proxies.

1.	Duty of Care

Wilshire’s proxy policy mandates the monitoring of corporate events and the voting of client proxies. However, there may be occasions when Wilshire determines that not voting a proxy may be in the best interests of its clients; for example, when the cost of voting the proxy exceeds the expected benefit to the client. There may also be times when clients have instructed Wilshire not to vote proxies or direct Wilshire to vote proxies in a certain manner. Wilshire will maintain written instructions from clients with respect to directing proxy votes.

2.	Duty of Loyalty

Wilshire will ensure proxy votes are cast in a manner consistent with the best interests of the client. Wilshire will use the following process to address conflicts of interest: a) identify potential conflicts of interest; b) determine which conflicts, if any, are material; and c) establish procedures to ensure that Wilshire’s voting decisions are based on the best interests of clients and are not a product of the conflict.

a.	Identify Potential Conflicts of Interest

Conflicts of interest may occur due to business, personal or family relationships. Potential conflicts may include votes affecting Wilshire.

b.	Determine which Conflicts are Material

A “material” conflict should generally be viewed as one that is reasonably likely to be viewed as important by the average shareholder. For example, an issue may not be viewed as material unless it has the potential to affect at least 1% of an adviser’s annual revenue.

c.	Establish Procedures to Address Material Conflicts.

Wilshire has established multiple methods to address voting items it has identified as those in which it has a material conflict of interest.

i.	Use an independent third party to recommend how a proxy presenting a conflict should be voted or authorize the third party to vote the proxy.

ii.	Refer the proposal to the client and obtain the client’s instruction on how to vote.
iii.	Disclose the conflict to the client and obtain the client’s consent to Wilshire’s vote.

3.	Proxy Referrals.

For securities held within an account whose strategy either involves passive management or whose stock selection is based solely upon quantitative analysis and does not involve fundamental analysis of the issuer, proxies will be referred to a third-party proxy service for voting in accordance with their policies and guidelines.

4.	Different Policies and Procedures

Wilshire may have different voting policies and procedures for different clients and may vote proxies of different clients differently, if appropriate in the fulfillment of its duties.

II. DOCUMENTATION

Wilshire shall maintain the following types of records relating to proxy voting:

1.	Wilshire Advisors LLC Proxy Voting Policy and all amendments thereto
2.	Proxy statements received for client securities. Wilshire may rely on proxy statements filed on EDGAR instead of keeping copies or, if applicable, rely on statements maintained by a proxy voting service provided that Wilshire has obtained an undertaking from the service that it will provide a copy of the statements promptly upon request.
3.	Records of votes cast on behalf of clients.
4.	Any document prepared by Wilshire that is material to making a proxy voting decision or that memorialized the basis for that decision.

Such records shall be maintained for the period of time specified in Rule 204-2(c)(2) of the Act. To the extent that Wilshire is authorized to vote proxies for a United States Registered Investment Company, Wilshire shall maintain such records as are necessary to allow such fund to comply with its recordkeeping, reporting and disclosure obligations under applicable laws, rules and regulations.

Wilshire Advisors LLC Proxy Voting Policy

Appendix A

Proxy Voting Guidelines

The following guidelines will be used when deciding how to vote proxies on behalf of clients. These are policy guidelines that can always be superseded, subject to the duty to act in the best interest of the beneficial owners of accounts, by the investment management professionals responsible for the account holding the shares being voted.

A.	Election of Directors
a.	We generally vote for all director nominees, except in situations where there is a potential conflict of interest, including but not limited to the nomination of a director who also serves on a compensation committee of a company’s board and/or audit committee.

B.	Auditors
a.	Ratifying Auditors – we generally vote in favor for such proposals, unless the auditor is affiliated or has a financial interest in the company.
b.	Financial Statements & Auditor Reports – we generally vote in favor of approving financial and auditor reports.
c.	Compensation – we generally vote in favor for such proposals.
d.	Indemnification – we vote against indemnification of auditors.

C.	Executive & Director Compensation
a.	We generally vote in favor for such proposals.

D.	Miscellaneous and Non-Routine matters
a.	We vote miscellaneous proposals on a case-by-case basis, in the best interest of shareholders.

DELAWARE WILSHIRE PRIVATE MARKETS FUND

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits.

(1)	Financial Statements:

Part A:	The financial highlights of the Registrant for the fiscal period ended March 31, 2021 are included in Part A of this Registration Statement in the section entitled “Financial Highlights.”

Part B:	The Registrant’s audited financial statements for the fiscal period ended March 31, 2021 in the Registrant’s 2021 Annual Report, filed electronically with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 30(b)(2) of the Investment Company Act of 1940, as amended, are incorporated by reference into Part B of this Registration Statement.

(2)	Exhibits

(a)(i)	Certificate of Trust is incorporated herein by reference to Exhibit (a)(i) to the Registrant’s Registration Statement on Form N-2 (File No. 811-23561), filed with the SEC via EDGAR Accession No. 0001398344-20-007955 on April 15, 2020 (the “April 2020 Registration Statement”).

(a)(ii)	Second Amended and Restated Agreement and Declaration of Trust is filed herewith.

(b)	Amended and Restated By-Laws are incorporated herein by reference to Exhibit (b) of Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 811-23561), filed with the SEC via EDGAR Accession No. 0001398344-20-018523 on September 15, 2020 (“Amendment No. 2 to the April 2020 Registration Statement”).

(c)	Voting Trust Agreement – not applicable.

(d)	Instruments Defining Rights of Shareholders – none other than the Declaration of Trust and By-Laws.

(e)	Dividend Reinvestment Plan – not applicable.

(f)	Not applicable.

(g)(i)	Investment Advisory Agreement between Registrant and Delaware Management Company, a series of Macquarie Investment Management Business Trust (the “Adviser”) is incorporated herein by reference to Exhibit (g)(i) of Amendment No. 2 to the April 2020 Registration Statement.

(g)(ii)	Investment Sub-Advisory Agreement between Registrant and Wilshire Advisors LLC (the “Sub-Adviser”) is incorporated herein by reference to Exhibit (g)(ii) of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-249834 and 811-23561), filed with the SEC via EDGAR Accession No. 0001398344-21-006882 on March 22, 2021 (“Pre-Effective Amendment No. 2 to the November 2020 Registration Statement”).

(h)(i)	Distribution Agreement between Registrant and SEI Investments Distribution Co. (the “Distributor”) is incorporated herein by reference to Exhibit (h)(i) of Pre-Effective Amendment No. 2 to the November 2020 Registration Statement.

(i)	Bonus or Profit Sharing – not applicable.

(j)	Custody Agreement between Registrant and U.S. Bank, N.A. is incorporated herein by reference to Exhibit (j) of Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 811-23561), filed with the SEC via EDGAR Accession No. 0001398344-20-013471 on July 8, 2020.

(k)	Other Material Contracts:

(i)	Administration Agreement between Registrant and SEI Investments Global Funds Services (the “Administrator”) is incorporated herein by reference to Exhibit (k)(i) of Amendment No. 2 to the April 2020 Registration Statement.

(ii)	Amendment No. 1 to the Administration Agreement between Registrant and the Administrator is incorporated herein by reference to Exhibit (k)(ii) of Pre-Effective Amendment No. 2 to the November 2020 Registration Statement.

(iii)	Transfer Agency Agreement between Registrant and DST Asset Manager Solutions, Inc. is incorporated herein by reference to Exhibit (k)(ii) of Amendment No. 2 to the April 2020 Registration Statement.

(iv)	Second Amended and Restated Expense Limitation Agreement between Registrant and the Adviser is filed herewith.

(v)	Nasdaq Private Market Auction Fund Liquidity Programs Master Services Agreement between Registrant and The NASDAQ Private Market, LLC is filed herewith.

(l)	Opinion and Consent of Counsel, Morgan, Lewis & Bockius LLP, is incorporated herein by reference to Exhibit (l) of Pre-Effective Amendment No. 2 to the November 2020 Registration Statement.

(m)	Not applicable.

(n)	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP, is filed herewith.

(o)	Omitted Financial Statements – not applicable.

(p)	Not applicable.

(q)	Not applicable.

(r)	Code of Ethics:

(i)	The Code of Ethics for the Registrant is incorporated herein by reference to Exhibit (r)(i) to the April 2020 Registration Statement.

(ii)	The Code of Ethics for the Adviser is incorporated herein by reference to Exhibit (r)(ii) of Pre-Effective Amendment No. 2 to the November 2020 Registration Statement.

(iii)	The Code of Ethics for the Sub-Adviser is filed herewith.

(iv)	The Code of Ethics for the Distributor is incorporated herein by reference to Exhibit (r)(ii) of Pre-Effective Amendment No. 2 to the November 2020 Registration Statement.

(v)	The Code of Ethics for the Administrator is incorporated herein by reference to Exhibit (r)(ii) of Pre-Effective Amendment No. 2 to the November 2020 Registration Statement.

(s)(i)	Powers of Attorney for Messrs. William M. Doran, Jon C. Hunt, Thomas P. Lemke, Jay C. Nadel, Randall S. Yanker and Michael Beattie are incorporated herein by reference to Exhibit (s)(i) of the November 2020 Registration Statement.

(s)(ii)	Resolution adopted by the Board of Trustees of the Registrant is incorporated herein by reference to Exhibit (s)(ii) of the November 2020 Registration Statement.

(s)(iii)	Power of Attorney for Mr. Andrew Metzger is incorporated herein by reference to Exhibit (s)(iii) of Pre-Effective Amendment No. 2 to the November 2020 Registration Statement.

(s)(iv)	Power of Attorney for Ms. Nichelle Maynard-Elliott is filed herewith.

Item 26. Marketing Arrangements.

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated by reference.

Item 27. Other Expenses of Issuance and Distribution (estimated).

Not applicable.

Item 28. Persons Controlled by or Under Common Control.

None.

Item 29. Numbers of Holders of Securities.

The following table sets forth the number of record holders of the Registrant’s common stock as of July 1, 2021:

Title of Class	Number of Record Holders
Institutional Class Shares	4

Item 30. Indemnification.

Reference is made to Article VII of the Registrant’s Agreement and Declaration of Trust and Article VI of the Registrant’s Bylaws. Article VII, Section 2 of the Agreement and Declaration of Trust provides that the Trustees shall not be responsible or liable in any event for any neglect or wrongdoing of any officer, agent, employee, investment adviser or principal underwriter of the Registrant, nor for the act or omission of any other Trustee, and, subject to the provisions of the Registrant’s Bylaws, the Registrant out of its assets may indemnify and hold harmless each and every Trustee and officer of the Registrant, including persons who serve at the Registrant’s request as directors, officers or trustees of another organization in which the Registrant has any interest as a shareholder, creditor or otherwise (each, a “Subsidiary”) from and against any and all claims, demands, costs, losses, expenses and damages whatsoever arising out of or related to such Trustee’s or officer’s performance of his or her duties as (i) a Trustee or officer of the Registrant or (ii) a director, officer or trustee of a Subsidiary; provided that nothing therein contained shall indemnify, hold harmless or protect any Trustee or officer from or against any liability to the Registrant or any Shareholder to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. For the avoidance of doubt, the service, at the request of the Registrant, by a Trustee or officer of the Registrant as a director, officer or trustee of a Subsidiary is determined to be part of such Trustee’s or officer’s duties to the Registrant.

Article VI, Section 2 of the Bylaws provides generally that the Registrant shall indemnify any Trustee or officer of the Registrant who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the Registrant) by reason of the fact that such person is or was a Trustee or officer of the Registrant, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding, if it is determined that such person acted in good faith and reasonably believed: (a) in the case of conduct in his official capacity as an agent of the Registrant, that his conduct was in the Registrant’s best interests; (b) in all other cases, that his conduct was at least not opposed to the Registrant’s best interests; and (c) in the case of a criminal proceeding, that he had no reasonable cause to believe the conduct of that person was unlawful.

The Registrant hereby undertakes that it will apply the indemnification provisions of the Agreement and Declaration of Trust in a manner consistent with Investment Company Act Release No. 11330 (Sept. 4, 1980) issued by the Securities and Exchange Commission, so long as the interpretation of Sections 17(h) and 17(i) of the 1940 Act contained in that release remains in effect. The Registrant, in conjunction with the Adviser and the Registrant’s Board of Trustees, maintains insurance on behalf of any person who is or was an Independent Trustee, officer, employee, or agent of the Registrant, against certain liability asserted against him or her and incurred by him or her or arising out of his or her position. In no event, however, will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person or any act for which the Registrant itself is not permitted to indemnify.

Item 31. Business and Other Connections of Investment Adviser.

DELAWARE MANAGEMENT COMPANY, A SERIES OF MACQUARIE INVESTMENT MANAGEMENT BUSINESS TRUST

Delaware Management Company, a series of Macquarie Investment Management Business Trust, serves as investment adviser for the Registrant. The principal address of the Adviser is 100 Independence, 610 Market Street, Philadelphia, PA 19106-2354. The Adviser is an investment adviser registered under the Investment Advisers Act of 1940, as amended. The information below is for the fiscal years ended March 31, 2020 and 2021.

Name and Principal Business Address	Positions and Offices with Manager	Positions and Offices with Registrant	Other Positions and Offices Held
Shawn Lytle	President since June 2015	President/Chief Executive Officer/Trustee since June 2015	Mr. Lytle has served in various executive capacities within Macquarie Investment Management
John Leonard	Executive Vice President/Global Head of Equities	Executive Vice President/Global Head of Equities	Mr. Leonard has served in various executive capacities within Macquarie Investment Management
Brett Lewthwaite	Executive Vice President/Head of Fixed Income/Global Head of Fixed Income	Executive Vice President/Head of Fixed Income	Mr. Lewthwaite has served in various executive capacities within Macquarie Investment Management
David F. Connor	Senior Vice President/General Counsel/Secretary	Senior Vice President/General Counsel/Secretary	Mr. Connor has served in various executive capacities within Macquarie Investment Management
Senior Vice President/General Counsel/Secretary – Optimum Fund Trust
Brian L. Murray, Jr.	Senior Vice President/ Global Chief Compliance Officer	Senior Vice President/ Chief Compliance Officer	Mr. Murray has served in various capacities within Macquarie Investment Management
Senior Vice President/Global Chief Compliance Officer – Optimum Fund Trust
Richard Salus	Senior Vice President/Global Head of Fund Services	Senior Vice President/ Chief Financial Officer	Mr. Salus has served in various capacities within Macquarie Investment Management
Daniel V. Geatens	Senior Vice President/ Head of US Fund Administration	Senior Vice President/Treasurer	Mr. Geatens has served in various capacities within Macquarie Investment Management
Vice President/Treasurer/Chief Financial Officer – Optimum Fund Trust

Alexander Alston	Senior Vice President/Co-Head of Private Placements	Senior Vice President/Co-Head of Private Placements	Mr. Alston has served in various capacities within Macquarie Investment Management
Christopher S. Beck	Senior Vice President/Chief Investment Officer—Small /Mid-Cap Value Equity	Senior Vice President/ Chief Investment Officer—Small/Mid- Cap Value Equity	Mr. Beck has served in various capacities within Macquarie Investment Management
David Brenner	Senior Vice President/Chief Administration Officer/Chief of Staff Macquarie Investment	Senior Vice President/Chief of Staff	Mr. Brenner has served in various capacities within Macquarie Investment Management
Adam H. Brown	Senior Vice President/Senior Portfolio Manager/Co- Head of High Yield	Senior Vice President/ Co-Head of High Yield	Mr. Brown has served in various capacities within Macquarie Investment Management
Michael F. Capuzzi	Senior Vice President/ Head of Investment Operations/US Chief Operating Officer	Senior Vice President/ US Chief Operations Officer	Mr. Capuzzi has served in various capacities within Macquarie Investment Management
Liu-Er Chen	Senior Vice President/ Chief Investment Officer, Emerging Markets and Healthcare	Senior Vice President/ Chief Investment Officer, Emerging Markets and Healthcare	Mr. Chen has served in various capacities within Macquarie Investment Management
Stephen J. Czepiel	Senior Vice President/ Head of Municipal Bonds Portfolio Management	Senior Vice President/ Head of Municipal Bonds Portfolio Management	Mr. Czepiel has served in various capacities within Macquarie Investment Management
Craig C. Dembek	Senior Vice President/ Head of Credit Research	Senior Vice President/ Head of Credit Research	Mr. Dembek has served in various capacities within Macquarie Investment Management
Joseph Devine	Senior Vice President/ Chief Investment Officer, Global Ex U.S. Equities	Senior Vice President/ Chief Investment Officer, Global Ex-US Equities	Mr. Devine has served in various capacities within Macquarie Investment Management
Brad Frishberg	Senior Vice President/ Chief Investment Officer, Global Listed Infrastructure	None	Mr. Frishberg has served in various capacities within Macquarie Investment Management
W. Alexander Ely	Senior Vice President/ Chief Investment Officer, Small/Mid-Cap Growth Equity	Senior Vice President/ Chief Investment Officer, Small/Mid-Cap Growth Equity	Mr. Ely has served in various capacities within Macquarie Investment Management

Gregory Gizzi	Senior Vice President/ Head of Municipal Bonds	Senior Vice President/ Head of Municipal Bonds	Mr. Gizzi has served in various capacities within Macquarie Investment Management
J. David Hillmeyer	Senior Vice President/Senior Portfolio Manager /Head of Global and Multi-Asset Credit	Senior Vice President/Head of Global and Multi-Asset Credit	Mr. Hillmeyer has served in various capacities within Macquarie Investment Management
James L. Hinkley	Senior Vice President/Head of Global Product Development/Head of Special Projects	None	Mr. Hinkley has served in various capacities within Macquarie Investment Management
Kashif Ishaq	Senior Vice President/Head of Investment Grade Corporate Bond Trading	Senior Vice President/Head of Credit Trading	Mr. Ishaq has served in various capacities within Macquarie Investment Management
Alexander Kozhemiakin	Senior Vice President/Head of Emerging Markets Debt	Senior Vice President/Head of Emerging Markets Debt	Mr. Kozhemiakin has served in various capacities within Macquarie Investment Management
Frank G. LaTorraca	Senior Vice President/Co-Head of Private Placements	Senior Vice President/Co-Head of Private Placements	Mr. LaTorraca has served in various capacities within Macquarie Investment Management
Nik Lalvani	Senior Vice President/ Chief Investment Officer – Large Cap Value	Senior Vice President/ Chief Investment Officer – Large Cap Value	Mr. Lalvani has served in various capacities within Macquarie Investment Management
Stefan Loewenthal	Senior Vice President/ Chief Investment Officer – Global Multi Asset Team	Senior Vice President/ Chief Investment Officer – Global Multi Asset Team	Mr. Lowenthal has served in various capacities within Macquarie Investment Management
Daniela Mardarovici	Senior Vice President/Co-Head of High Yield	Senior Vice President/Co-Head of High Yield	Ms. Mardarovici has served in various capacities within Macquarie Investment Management
John P. McCarthy	Senior Vice President/Senior Portfolio Manager/Co- Head of High Yield	Senior Vice President/Senior Portfolio Manager/Co- Head of High Yield	Mr. McCarthy has served in various capacities within Macquarie Investment Management
Brian McDonnell	Senior Vice President/Senior Portfolio Manager/Senior Structured Products Analyst	Senior Vice President/Head of US Core Fixed Income	Mr. McDonnell has served in various capacities within Macquarie Investment Management

Carleen Michalski	Senior Vice President/ Head of Global Product Development	Senior Vice President/ Head of Global Product Development	Ms. Michalski has served in various capacities within Macquarie Investment Management
Francis X. Morris	Senior Vice President/Chief Investment Officer, Core Equity	Senior Vice President/Chief Investment Officer, Core Equity	Mr. Morris has served in various capacities within Macquarie Investment Management
Susan L. Natalini	Senior Vice President/Chief Operations Officer – Equity and Fixed Income Investments	Senior Vice President/Chief Operations Officer – Equity and Fixed Income Investments	Ms. Natalini has served in various capacities within Macquarie Investment Management
Philip O. Obazee	Senior Vice President/Head of Derivatives	Senior Vice President/Head of Derivatives	Mr. Obazee has served in various capacities within Macquarie Investment Management
Terrance M. O’Brien	Senior Vice President/Head of Portfolio Analytics/US Head of Quantitative and Markets Research	Senior Vice President/US Head of Quantitative and Markets Research	Mr. O’Brien has served in various capacities with Macquarie Investment Management
Mansur Z. Rasul	Senior Vice President/Portfolio Manager	Senior Vice President/Senior Portfolio Manager	Mr. Rasul has served in various capacities with Macquarie Investment Management
Kevin Schildt	Senior Vice President/ Head of Municipal Credit Research	Senior Vice President/ Head of Municipal Credit Research	Mr. Schildt has served in various capacities with Macquarie Investment Management
Neil Siegel	Senior Vice President/Chief Marketing and Product Officer/Global Head of Marketing and Product	Senior Vice President/Global Head of Marketing and Product	Mr. Siegel has served in various capacities with Macquarie Investment Management
John C. Van Roden III	Senior Vice President/ Head of Municipal Trading	Senior Vice President/ Head of Municipal Trading	Mr. Van Roden has served in various capacities within Macquarie Investment Management
Kathryn R. Williams	Senior Vice President/Associate General Counsel/Assistant Secretary	Senior Vice President/Associate General Counsel/Assistant Secretary	Ms. Williams has served in various capacities within Macquarie Investment Management

Gary T. Abrams	Vice President/Head of International Equity Trading	Vice President/Head of International Equity Trading	Mr. Abrams has served in various capacities within Macquarie Investment Management
Patricia L. Bakely	Vice President/Chief Financial Officer/Treasurer	None	Ms. Bakely has served in various capacities within Macquarie Investment Management
Jamie Chiarieri	Vice President/Analyst	None	Mr. Chiarieri has served in various capacities within Macquarie Investment Management
Anthony G. Ciavarelli	Vice President/Associate General Counsel/Assistant Secretary	Vice President/Associate General Counsel/Assistant Secretary	Mr. Ciavarelli has served in various capacities within Macquarie Investment Management
Kishor K. Daga	Vice President/ Institutional Account Services	Vice President/ Associate Director of US Portfolio Administration	Mr. Daga has served in various capacities within Macquarie Investment Management
Euclyn A. Denton	Vice President/Senior Manager of US Fund Administration	Vice President/Financial Administration	Mr. Denton has served in various capacities within Macquarie Investment Management
Michael E. Dresnin	Vice President/Associate General Counsel/Assistant Secretary	Vice President/Associate General Counsel/Assistant Secretary	Mr. Dresnin has served in various capacities within Macquarie Investment Management
Joel A. Ettinger	Vice President/Taxation	Vice President/Taxation	Mr. Ettinger has served in various capacities within Macquarie Investment Management
William J. Fink	Vice President/ Deputy Chief Compliance Officer	None	Mr. Fink has served in various capacities within Macquarie Investment Management
Joseph A. Fiorilla	Vice President/Trading Operations	Vice President/Head of US Trading Operations	Mr. Fiorilla has served in various capacities within Macquarie Investment Management
Stephen Hoban	Vice President/Controller /Chief Financial Officer/Treasurer	None	Mr. Hoban has served in various capacities within Macquarie Investment Management
Christopher Gowlland	Vice President/Head of Equity Quantitative Research/Associate Director	Vice President/Head of Equity Quantitative Research/Associate Director	Mr. Gowlland has served in various capacities within Macquarie Investment Management

Jerel A. Hopkins	Vice President/Associate General Counsel/Assistant Secretary	Vice President/Associate General Counsel/Assistant Secretary	Mr. Hopkins has served in various capacities within Macquarie Investment Management
Earthen Johnson	Vice President/Associate General Counsel/Assistant Secretary	Vice President/Associate General Counsel/Assistant Secretary	Ms. Johnson has served in various capacities within Macquarie Investment Management
Francis Magee	Vice President/Senior Manager, US Fund Administration	Vice President/Financial Administration	Mr. Magee has served in various capacities within Macquarie Investment Management
Michael Q. Mahoney	Vice President/ Fund Administration/Head of US Service Provider Manager	Vice President/Head of US Service Provider Management	Mr. Mahoney has served in various capacities within Macquarie Investment Management
Andrew McEvoy	Vice President/Trade Settlements/Associate Director of US Transaction Management	Vice President/Associate Director of US Transaction Management	Mr. McEvoy has served in various capacities within Macquarie Investment Management
Peter T. Pan	Vice President/Head of US SMA Trading	Vice President/Head of US SMA Trading	Mr. Pan has served in various capacities within Macquarie Investment Management
Jennifer Shields	Vice President/Associate General Counsel/Assistant Secretary/Associate Director	Vice President/Associate General Counsel/Assistant Secretary	Ms. Shields has served in various capacities within Macquarie Investment Management
William Speacht	Vice President /Deputy Chief Compliance Officer	Vice President /Deputy Chief Compliance Officer	Mr. Speacht has served in various capacities within Macquarie Investment Management
Kelly Vaughan	Vice President/MIM Americas Client Service Manager/Senior Manager	None	Ms. Vaughan has served in various capacities within Macquarie Investment Management
Emilia P. Wang	Vice President/Associate General Counsel/Assistant Secretary	Vice President/Associate General Counsel/Assistant Secretary	Ms. Wang has served in various capacities within Macquarie Investment Management
Lauren Weintraub	Vice President/Equity Trader	None	Ms. Weintraub has served in various capacities within Macquarie Investment Management

Joseph Zalewski	Vice President/Analyst	None	Mr. Zalewski has served in various capacities within Macquarie Investment Management
Sandy Lenoir	Anti-Money Laundering Officer/Division Director	Anti-Money Laundering Officer	Mr. Lenoir has served in various capacities within Macquarie Investment Management

WILSHIRE ADVISORS LLC

Wilshire Advisors LLC serves as sub-adviser for the Registrant. The principal address of the Sub-Adviser is 1299 Ocean Avenue, Suite 700, Santa Monica, California 90401. The Sub-Adviser is an investment adviser registered under the Investment Advisers Act of 1940, as amended. The information below is for the fiscal years ended March 31, 2020 and 2021.

Name	Positions Held with Wilshire	Other Substantial Business, Vocation or Employment Within Past Two Fiscal Years
Mark Makepeace	Chief Executive Officer	St Giles Global LLP – Limited Partner
Hang Seng Bank – Expert Advisor
Singapore Exchange Limited (SGX) – Board Member
Saudi Stock Exchange (TADAWUL) – Board Member
London Stock Exchange Group (LSEG) – Non-Executive Chairman, Information Services, Group Director of Information Services, Non-Executive Chairman of Americas
FTSE Russell – Chief Executive Officer
Jason Schwarz	President	Wilshire Mutual Funds and Wilshire Variable Trust– President and Board Member
Nick Teunon	Chief Financial Officer	St Giles Global LLP –Limited Partner Non-Standard Finance plc – Chief Financial Officer and Board Member
Andy Stewart	Chief Innovation Officer	Motive Partners – Industry Partner
TruMid - Executive Partner
InvestCloud (formerly Finantix)- Board Member
Global Shares - Board Member
WearSafe - Board Member
Certrax - Board Member
Akindred - Board Member
SoberGrid - Board Member
Orchard - Board Member
Gala Partners - Managing Member
Gala Investments - Managing Member
Galata Acquisition Corp. - Advisor

Jody Kochansky	Chief Technology Officer	Motive Partners – Industry Partner Warburg Pincus – Advisor BlackRock – Managing Director Symphony – Board Member Paragon Data Labs – Board Member
Reza Ghassemieh	Chief Benchmark Officer	St Giles Global LLP – Limited Partner
FTSE International Limited – Board Member
FTSE International (France) Limited – Board Member
FTSE International (Italy) Limited – Board Member
FTSE International Limited – Board Member
FTSE (Australia) Limited – Board Member
FTSE China Index Ltd – Board Member
FTSE (Japan) Limited – Board Member
FTSE Global Debt Capital Markets Limited  – Board Member
FTSE Global Debt Capital Markets Inc. – Board Member
Unavista Limited– Board Member
MTSNext Limited – Board Member

Item 32. Location of Accounts and Records.

The books and records required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, are maintained at the following locations:

Records Relating to:	Are Located At:
Registrant’s Investment Adviser	Delaware Management Company, a series of Macquarie Investment Management Business Trust 100 Independence 610 Market Street Philadelphia, Pennsylvania 19106-2354
Registrant’s Sub-Adviser	Wilshire Advisors LLC 1299 Ocean Avenue Suite 700 Santa Monica, California 90401
Registrant’s Administrator	SEI Investments Global Funds Services One Freedom Valley Drive Oaks, Pennsylvania 19456
Registrant’s Custodian	U.S. Bank, N.A. 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202

Registrant’s Distributor	SEI Investments Distribution Co. One Freedom Valley Drive Oaks, Pennsylvania 19456
Registrant’s Transfer Agent	DST Asset Manager Solutions, Inc. 333 West 11th Street Kansas City, Missouri 64105

Item 33. Management Services.

Not applicable.

Item 34. Undertakings.

(1)	The Registrant hereby undertakes to suspend the offering of its shares until it amends its prospectus if (a) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2)	Not applicable.

(3)	The Registrant hereby undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)	that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	if the Registrant is relying on Rule 430B:

(A)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e)	that, for the purpose of determining liability under the Securities Act to any purchaser:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(ii)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)	the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4)	Not applicable.

(5)	Not applicable.

(6)	Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(7)	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of the Registration Statement under Rule 486(b) under the Securities Act of 1933, as amended, and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oaks, Commonwealth of Pennsylvania on the 29th day of July, 2021.

DELAWARE WILSHIRE PRIVATE MARKETS FUND

By:	*
Michael Beattie
President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the date(s) indicated.

Signature	Title	Date

*	Trustee	July 29, 2021
William M. Doran

*	Trustee	July 29, 2021
Jon C. Hunt

*	Trustee	July 29, 2021
Thomas P. Lemke

*	Trustee	July 29, 2021
Nichelle Maynard-Elliott

*	Trustee	July 29, 2021
Jay C. Nadel

*	Trustee	July 29, 2021
Randall S. Yanker

*	President	July 29, 2021
Michael Beattie

*	Treasurer, Controller &	July 29, 2021
Andrew Metzger	Chief Financial Officer

*By:	/s/ Alexander Smith
Alexander Smith
Attorney-in-Fact

EXHIBIT INDEX

(a)(ii)	Second Amended and Restated Agreement and Declaration of Trust
(k)(iv)	Second Amended and Restated Expense Limitation Agreement between Registrant and the Adviser
(k)(v)	Nasdaq Private Market Auction Fund Liquidity Programs Master Services Agreement between Registrant and The NASDAQ Private Market, LLC
(n)	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP
(r)(iii)	Code of Ethics of the Sub-Adviser
(s)(iv)	Power of Attorney for Ms. Nichelle Maynard-Elliott